Filed pursuant to Rule 424(b)(4)
Registration No. 333-288339

PROSPECTUS

6,700,000 Shares

Common Stock

This is an initial public offering of shares of common stock by Carlsmed, Inc. We are offering 6,700,000 shares of common stock, par value $0.00001 per share (“common stock”). The initial public offering price is $15.00 per share.

Our common stock has been approved for listing on The Nasdaq Global Select Market under the symbol “CARL.”

Upon completion of this offering, our executive officers, directors, owners of 5% or more of our capital stock and their respective affiliates will own, in the aggregate, approximately 57.1% of our common stock (assuming no exercise of the underwriters’ option to purchase additional shares and no purchase of shares in this offering by anyone in this group). These stockholders will be able to exercise significant control over matters requiring stockholder approval, including the election of directors, amendment of our organizational documents, and approval of any merger, sale of assets, and other major corporate transaction.

We are an “emerging growth company” and a “smaller reporting company” under the U.S. federal securities laws, and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so for future filings. See the section titled “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

	Per share	Total
Initial public offering price	$15.00	$100,500,000
Underwriting discounts and commissions(1)	$1.05	$7,035,000
Proceeds, before expenses, to us	$13.95	$93,465,000

(1)
See the section titled “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriters an option for a period of 30 days to purchase an additional 1,005,000 shares of our common stock from us at the initial public offering price, less underwriting discounts and commissions.

Entities and individuals affiliated and associated with B Capital Group and U.S. Venture Partners (“U.S. Venture Partners”) have indicated an interest in purchasing up to approximately $20.0 million and $11.0 million, respectively, in shares of our common stock in this offering at the initial public offering price. Given these indications of interest are not binding agreements or commitments to purchase, entities and individuals affiliated and associated with B Capital Group or U.S. Venture Partners could determine to purchase more, fewer or no shares in this offering or the underwriters could determine to sell more, fewer or no shares to entities and individuals affiliated and associated with B Capital Group or U.S. Venture Partners. The underwriters will receive the same underwriting discounts and commissions on any of our shares purchased by the entities and individuals affiliated and associated with B Capital Group or U.S. Venture Partners as they will from any other shares sold to the public in this offering. B Capital Group, U.S. Venture Partners and certain of their respective affiliates, including our directors affiliated with those entities, have each agreed not to sell or otherwise transfer or dispose of any of our securities for a period of 180 days from the date of this prospectus. To the extent these stockholders or persons associated with them purchase any shares in this offering, the number of shares available for sale to the general public will be accordingly reduced. See the section titled “Certain Relationships and Related Party Transactions—Participation in this offering.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of the material risks of investing in our common stock under the heading “Risk Factors” starting on page 18 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to the purchasers on or about July 24, 2025.

BofA Securities	Goldman Sachs & Co. LLC	Piper Sandler

Truist Securities	BTIG

July 22, 2025

carlsmed®

PIONEERING AI-ENABLED PERSONALIZED SPINE SURGERY

carlsmed PIONEERING AI-ENABLED PERSONALIZED SPINE SURGERY

The aprevo® Technology Platform

END-TO-END INTEGRATED DIGITAL TECHNOLOGY PLATFORM

PRE
PLAN
Approve Plan
Suggest Changes
Vertebral Body Opacity

PRE-OP

myaprevo®

AI-enabled 3D planning & visualization software

INTRA-OP

aprevo®

Custom-made anatomically designed interbody fusion device

Parameter | Plan | Post-Op | Plan Achieved
L34
Lordosis | 13° | 14°
Post Height | 6 mm | 6 mm
L45
Lordosis | 13° | 15°
Post Height | 6 mm | 6 mm
L51
Lordosis | 18° | 19°
Post Height | 6 mm | 5 mm
Lumbar
Lumbar Lordosis | 52° | 53°
POST-OP
Plan achieved

POST-OP

aprevo® intelligence™

Post-operative data insights & analysis

The aprevo® Technology Platform END-TO-END INTEGRATED DIGITAL TECHNOLOGY PLATFORM PRE-OP myaprevo AI-enabled 3D planning & visualization software INTRA-OP aprevo Custom-made anatomically designed interbody fusion device POST-OP aprevo intelligence Post-operative data insights & analysis

PRE-OPERATIVE

myaprevo® application provides interactive 3D visualizations

REVIEW
Case Details

Upcoming
220307.MP.01
Patel, Michael 63yo
Proposed
The information shown, including but not limited to text, graphics, and images is for visualization purposes only and should not be used to make treatment decisions.
CASE DETAILS
Surgery Date 2022-05-20
Surgeon Surgeon, Dr. Demo
Case Number 220307.MP.01
SEE MORE
PLANNING
Review Plan
Details
Discussion

PATHOLOGY
Personalized Correction

PRE
PLAN

PLAN
Device Designs

PRE
PLAN
Vertebral Body Opacity

APPROVE
Plan or Provide Changes

PRE
PLAN
Approve Plan
Suggest Changes
Vertebral Body Opacity

TRACK
Digital Production

8:49
Upcoming
October 2022
Tue 1
Baylor, Robyn 52yo
211219.RB.01
Surgeon, Dr. Demo
L45, L51
TLIF/O, TLIF/O
Planning
Mon 14
Nguyen, David 56yo
221011.DN.01
Surgeon, Dr. Demo
L45, L51
ALIF, ALIF
Proposed
Mon 21
Smith, Christopher 77yo
221012.CS.01
Surgeon, Dr. Demo
L34, L45
TLIF/O, TLIF/O
Production
January 2023
Sun
Mcmillen, Igor 50yo
Upcoming
Completed

PRE-OPERATIVE myaprevo application provides interactive 3D visualizations REVIEW Case Details PATHOLOGY Personalized Correction PLAN Device Designs APPROVE Plan or Provide Changes TRACK Digital Production

INTRA-OPERATIVE aprevo application provides interactive 3D visualizations PERSONALIZED INTERBODY IMPLANTS PURPOSEFULLY DESIGNED After the myaprevo® plan is approved by the surgeon, aprevo® interbody implants are 3D printed, sterile packed, and delivered to the OR within 10 business days. The aprevo® interbody implants are optimized for Transforaminal, Lateral, or Anterior surgical access. In the OR, the surgeon delivers the aprevo® interbody implant to each planned vertebral level utilizing traditional surgical techniques. aprevo® Lateral LLIF aprevo® Transforaminal TLIF-O | TLIF-C aprevo® Anterior ALIF | ALIF-X Porous titanium surface lattice designed to promote bone on-growth and in-growth

Plan achieved

POST-OPERATIVE aprevo® intelligence™

DATA INSIGHTS PATIENT ANALYSIS

Pre-Op
2024-02-06
Plan
2024-06-25
Post-Op (Six Weeks)
2024-08-13
L
L
Case 0000.D.00
Surgery Date: 2024-06-25
Patient: 67yo M
Case Details:
2 levels planned (L4/L5, L5/S1)
2 levels used (L4/L5, L5/S1)
Unknown Posterior Instrumentation
Radiographic Dx:
Adult spinal deformity
Scoliosis
Degenerative disc diseases
Intervertebral Alignment
Measurement
Pre-Op
Plan
Post-Op (6 WKS)
Delta (Post-Op - Plan)
L4/L5 ALIF/X (1 UP/2 DOWN)
Lor. 8° 12° 13° 1° ↑
Cor. 8° 0° 2° 2° ↑
H-Ant (mm) 7 14 13 -1 ↓
H-Post (mm) 3 7 7 0
L5/S1 ALIF/X (1 UP/2 DOWN)
Lor. 11° 15° 16° 1° ↑
Cor. 2° 0° 1° 1° ↑
H-Ant (mm) 7 15 15 0
H-Post (mm) 1 7 5 -2 ↓
Lumbar Alignment
Measurement
Pre-Op
Plan
Post-Op (6 WKS)
PI 57° 57° 57°
LL 51° 58° 56°
PI-LL 6° -1° 1°
L4/S1 29° 38° 41°

POST-OPERATIVE aprevo intelligence DATA INSIGHTS PATIENT ANALYSIS Each patient’s imaging is analyzed to generate a detailed aprevo® intelligence™ case report. The aprevo® intelligence™ report compares pre-op, planned, and post-op alignment, giving surgeons detailed analytics to evaluate patient outcomes against surgical goals. Ongoing data and aprevo® intelligence™ reports refine our algorithms, continuously improves future planning and patient outcomes.

POST-OPERATIVE aprevo intelligence DATA INSIGHTS PATIENT ANALYSIS Each patient’s imaging is analyzed to generate a detailed aprevo® intelligence™ case report. The aprevo® intelligence™ report compares pre-op, planned, and post-op alignment, giving surgeons detailed analytics to evaluate patient outcomes against surgical goals. Ongoing data and aprevo® intelligence™ reports refine our algorithms, continuously improves future planning and patient outcomes.

Carlsmed® To improve outcomes and reduce the cost of healthcare for spine surgery and beyond.

Unless the context otherwise requires, all references in this prospectus to “Carlsmed,” the “Company,” “we,” “us,” or “our” refers to Carlsmed, Inc., a Delaware corporation.

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representation other than those contained in this prospectus, any amendment or supplement to this prospectus, or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus, any amendment or supplement to this prospectus, or any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States. See the section titled “Underwriting.”

BASIS OF PRESENTATION

Our financial statements have been prepared in accordance with the generally accepted accounting principles in the United States (“GAAP”). We present our financial statements in U.S. dollars.

Our fiscal year ends on December 31 of each year.

Certain monetary amounts, percentages, and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated, may not be the arithmetic aggregation of the percentages that precede them.

Market, Industry, and Other Data

Market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms, or other independent sources that we believe to be reliable sources. In addition, information regarding the number of expected lumbar and cervical fusion surgeries to be performed in 2025 is based on data from the 2024 Spinal Fusion - US Market Report (the “SmartTRAK Report”) by BioMedGPS, provider of SmartTRAK Business Intelligence Solutions (“SmartTRAK”). SmartTRAK notes that it uses information from both quantitative and qualitative data sources and applies proprietary algorithms to report and/or project trends such as incidence and prevalence figures, procedure volumes and revenues. SmartTRAK data sources include the following: primary research with companies, societies, clinicians, hospitals and ASCs; attendance and coverage of industry conferences; professional societies;·U.S. government databases;·and medical claims databases. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. The content of these third-party sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this prospectus, and we believe that these sources are reliable; however, we have not independently verified the underlying data, estimates or information contained in such publications. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section titled “Risk Factors” and elsewhere in this prospectus. Some data are also based on our good-faith estimates. In addition, throughout this prospectus we refer to information related to clinical studies and research that evaluate the aprevo Technology Platform and related matters. Please see the section titled “Business—Our Clinical Results and Studies” for additional information regarding these studies and research.

Trademarks

We own certain trademarks and trademark applications used in this prospectus that are important to our business, including, among others, Carlsmed®, aprevo®, and myaprevo®. We also intend to apply for various trademarks that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks, and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names, or products in this prospectus is not intended to, and does not, imply a relationship with, or endorsement or sponsorship by, us. Solely for convenience, the trademarks, service marks, and trade names referred to in this prospectus may appear without the “™,” “®,” or “SM” symbol, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks, and trade names.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes thereto included elsewhere in this prospectus. You should also consider, among other things, the information set forth under the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case, included elsewhere in this prospectus. You should also carefully review the section titled “Business—Our Clinical Results and Studies” for information related to clinical studies and research that evaluate the aprevo Technology Platform and related matters.

Overview

We are a commercial-stage medical technology company pioneering AI-enabled personalized spine surgery solutions with a mission to improve outcomes and decrease the cost of healthcare for spine surgery and beyond. We are focused on becoming the standard of care for spine fusion surgery. The aprevo Technology Platform consists of artificial intelligence (“AI”)-enabled software solutions, and interbody implants that we custom design for each patient’s unique pathology and vertebral bone topography, and single-use surgical instruments (the “aprevo Technology Platform”). The aprevo Technology Platform was designed to address the limitations of traditional spine fusion surgery and aims to optimize patient outcomes and reduce the need for revision surgeries. By providing personalized surgical plans and interbody implants for custom vertebral fit that are powered by AI-enabled, outcomes-based algorithms, the aprevo Technology Platform supports surgeons in achieving proper spinal alignment for patients with degenerative disc disease (“DDD”), which can improve clinical outcomes and reduce the likelihood of revision surgeries. We currently market the aprevo Technology Platform for lumbar spine fusion surgery, and we are further developing the aprevo Technology Platform for use in cervical spine fusion surgeries, which we expect to commercialize in 2026.

DDD is the progressive breakdown of spinal discs that are interposed between vertebrae to provide mobility and shock absorption. The disease occurs naturally with age and can be accelerated by factors such as injury, repetitive loading, obesity, or genetic predisposition. Adult spinal deformity (“ASD”) is a more severe form of DDD and is a condition where the spine has systematic structural abnormalities and/or abnormal curvature often affecting multiple levels of the spine. These conditions often cause a loss of disc height and spine function, and lead to chronic pain, disability, and other chronic spinal pathologies, significantly impacting patients’ lives. As the conditions progress and patients experience debilitating pain or disabilities, surgical intervention may become necessary. One study estimated that the overall prevalence of diagnosed DDD was 27.3% for individuals over the age of 65, and increased with age (Parenteau et al., 2021).

Non-surgical interventions are typically the first line of treatment for DDD and are aimed at managing symptoms and slowing disease progression without invasive procedures. When non-surgical treatments fail to alleviate debilitating symptoms or disabilities, surgical interventions may become necessary. The most common surgical intervention and current standard of care is traditional spine fusion, which we define as a spine fusion procedure with stock implants that are fixed in size and shape. According to the SmartTRAK Report, there will be approximately 445,200 lumbar fusion surgeries and approximately 372,600 cervical fusion surgeries performed in the United States in 2025. For additional information on the sources and assumptions of the SmartTRAK Report, see sections titled “Market, Industry, and Other Data” and “Business—Market Overview—Our Addressable Market.”

Despite its wide adoption, we believe traditional spine fusion surgery has several limitations and can lead to poor clinical outcomes. First, traditional spine fusion often lacks robust pre-operative planning, relying on two-dimensional (“2D”) imaging without advanced tools, such as three-dimensional (“3D”) modeling. This limits the surgeon’s ability to plan for optimal correction. Second, the stock implants that are used during surgery are largely symmetric in shape and only come in pre-defined dimensions, which often fail to match the unique anatomy of each patient and can lead to unpredictable alignment. During the surgery, the surgeon must visually choose the correct stock implant from dozens of options, which involves a prolonged trialing process, and which we believe elevates the risk of secondary complications. Finally, post-operatively, there is no integrated means for reconciling achieved outcomes against surgical objectives and utilizing these insights systematically to improve future surgical plans. As a result of these limitations, traditional spine fusion surgery can fail to achieve proper alignment, leading to post-operative complications and increasing the likelihood of revision surgery. Recent publications on traditional spine fusion report rates of revision surgery for mechanical complications between 14% and 32% over a mean postoperative period of one to two years in ASD patients (Kent et al., 2024). We believe that these limitations and poor clinical outcomes not only impair patients’ health and quality of life but also impose a significant economic burden on the healthcare system with the direct and indirect costs of a revision surgery frequently exceeding $100,000 (Raman et al., 2018).

The aprevo Technology Platform represents an end-to-end, integrated digital technology platform designed to deliver better surgical results, reduce the need for revision surgery, and improve long-term outcomes. The aprevo Technology Platform is the first available solution to provide personalized digital surgical plans and the accompanying aprevo interbody implants that are tailored to each patient’s unique pathology and vertebral bone topography.

Our pre-operative planning software utilizes standard-of-care diagnostic imaging in combination with our AI-enabled algorithms to develop personalized digital surgical plans, allowing us to design aprevo interbody implants for each patient’s unique pathology and anatomy. Additionally, the aprevo Technology Platform supports the collection of post-operative data to inform our digital surgical planning process. The aprevo Technology Platform is 510(k) cleared by the U.S. Food and Drug Administration (“FDA”) and commercially available in the United States for lumbar interbody fusion surgeries. Procedures using our aprevo interbody implants are covered by Medicare, Medicare Advantage, and commercial payors; these are generally mapped to MS-DRG codes that provide for premium reimbursement for most spine fusion surgeries that utilize aprevo interbody implants relative to those that use stock implants. We believe this also helps drive surgeon adoption while also supporting patient access to our patient-centric technology. While our current commercial focus is on the U.S. market, we plan to engage in market access initiatives for strategic international regions.

We are also developing our aprevo Technology Platform for use in cervical spine fusion surgeries, and in July 2025 successfully completed the first in-human personalized cervical procedure in the United States using our aprevo Technology Platform. In November 2024, we received FDA 510(k) clearance for our aprevo interbody implants for cervical interbody fusion surgeries after previously receiving FDA Breakthrough Device Designation for this technology. In 2025, we plan to continue to build our aprevo Technology Platform for cervical fusion procedures by pursuing additional clearances for advancements to our cervical software platform and our personalized plating solutions. However, there is no guarantee that our cervical software platform and our personalized plating solutions will obtain FDA clearance on the expected timeline, or at all. See the section titled “Business— Our Solution—Our 510(k) Submissions” for more information regarding our FDA 510(k) submissions for our material products and product candidates. Assuming we get the necessary additional clearances, we expect to commercialize the aprevo Technology Platform for cervical fusion surgery in 2026. In April 2025, the Centers for Medicare and Medicaid Services (“CMS”) announced proposed ICD-10-PCS (“X-codes”) for the use of custom-made anatomically designed fusion devices for cervical spine fusion surgeries. While there is no guarantee that this proposal will be approved in its current form, if approved in the CMS Final Rule, these X-codes will identify claims that are eligible for hospitals to receive NTAP of up to $21,125 per cervical spine fusion procedure.

We estimate there is a total addressable market of approximately $13.4 billion for our aprevo Technology Platform in the United States, based on our current average selling price and the approximately 445,200 lumbar fusion surgeries that are expected to be performed in the United States in 2025, according to the SmartTRAK Report. Our total addressable market is the total overall revenue opportunity that we believe is available for the aprevo Technology Platform in the United States if we achieve 100% market share for lumbar fusion surgeries and is not a representation that we will achieve such market share. For additional information on the sources and assumptions of the SmartTRAK Report, see sections titled “Market, Industry, and Other Data” and “Business—Market Overview—Our Addressable Market.”

We estimate there are approximately 4,000 surgeons across the United States whose patients could benefit from using the aprevo Technology Platform (Moore et al., 2021). As of March 31, 2025, 177 surgeon users had completed one or more procedures using the aprevo Technology Platform, compared to 103 surgeon users as of March 31, 2024. As of June 30, 2025, 199 surgeon users had completed one or more procedures using the aprevo Technology Platform, compared to 116 surgeon users as of June 30, 2024. We believe this suggests ample opportunity to grow our surgeon user base and further penetrate the market by capturing more surgeons across the United States.

*As of June 30, 2025.

We market and sell the aprevo Technology Platform to hospitals through a combination of our direct sales team and independent sales agents. Our direct sales team consists of Area Business Directors, Regional Sales Directors, Account Managers, and Strategic and National Account leadership, who are primarily responsible for selling the aprevo Technology Platform to surgeons and working with hospitals to secure product approval. They are also responsible for recruiting independent sales agents that cover each surgery, generating leads, and training clinics. We plan to grow our commercial infrastructure, including both our direct sales team and our number of independent sales agents, and expand various market access initiatives, including utilizing medical education programs and surgeon training at top academic institutions.

A large body of evidence supports the clinical benefits of the aprevo Technology Platform for spine fusion, including seven peer-reviewed clinical data publications and 12 peer-reviewed clinical data abstracts. Across the various studies and publications, the aprevo Technology Platform has shown favorable results in two of the most critical success measures in spine fusion surgery: (1) achieving proper post-operative alignment and (2) obviating the need for revision surgery due to implant related complications.

We continue to develop our growing base of clinical and patient reported outcomes to serve as evidence of the aprevo Technology Platform’s value to all key stakeholders, including patients, clinicians, hospitals, and payors. For example, we are currently conducting a 338-patient study, our COMPASS Registry, to track clinical outcomes from procedures using the aprevo Technology Platform in both DDD and ASD patients. Based on interim data from the first 67 ASD patients in our COMPASS Registry, these patients demonstrated improved alignment and reduced mechanical complications post-operatively, with a revision rate of 1.5% at one-year follow-up that were attributable to mechanical complications unrelated to the aprevo interbody implant (Kent et al., 2024).

We have experienced sequential quarterly and annual revenue growth driven primarily by growth in our surgeon user base and increased utilization by our existing surgeon users. For the years ended December 31, 2024 and 2023, we recognized revenue of $27.2 million and $13.8 million, respectively, representing year-over-year growth of 97.2%. For the three months ended March 31, 2025 and 2024, we recognized revenue of $10.2 million and $5.1 million, respectively, representing period-over-period growth of 100.3%. For the year ended December 31, 2024, we recognized a gross margin of 73.8% and a net loss of $24.3 million, compared to a gross margin of 71.9% and a net loss of $18.9 million for the year ended December 31, 2023. For the three months ended March 31, 2025, we recognized a gross margin of 74.9% and a net loss of $5.7 million, compared to a gross margin of 72.0% and a net loss of $5.4 million for the three months ended March 31, 2024. As of March 31, 2025, we had an accumulated deficit of $76.9 million.

Market Overview

Overview of Degenerative Disc Disease

DDD refers to the progressive breakdown of the spinal discs that occurs naturally with age and can be accelerated by factors such as injury, repetitive loading, obesity, or genetic predisposition. DDD can occur in any region of the spine; however, DDD is most prevalent in the lumbar and cervical regions. DDD often causes a loss of disc height and spine function, resulting in compressed nerves and malalignment of the spine. These conditions often lead to chronic pain (nerve impingement, discogenic pain), disability (reduced mobility), and other chronic spinal pathologies, significantly impacting patients’ lives. The progression of DDD typically results in worsening symptoms. In its early phase, disc degeneration involves subtle dehydration and minor structural changes, manifesting as discomfort or reduced functionality. These issues can typically be treated with conservative treatment including physical therapy and pain medication. As the condition progresses, the discs may lose significant height and functionality. Degeneration of the discs may include ruptures, herniation, and may contribute to spinal stenosis (narrowing of the spinal canal). Patients at this phase often experience severe, debilitating pain, and substantial limitations in daily activities. These symptoms may force the patient to consider surgical solutions such as spine fusion to improve stability, restore function, and alleviate symptoms.

If multiple sections and levels of the spine are impacted by DDD, the patient may experience systematic structural abnormalities of the spine, which is broadly referred to as ASD. ASD is often characterized by conditions such as scoliosis (curvature of the spine) or spondylolisthesis (slipping of one vertebra relative to another).

Surgical Intervention

When non-surgical treatments fail to alleviate debilitating symptoms or disabilities, surgical interventions may become necessary. The most common surgical intervention and current standard of care is traditional spine fusion. The goals of spine fusion surgery are to relieve pain, improve disability, restore function, and provide a durable solution to prevent the need for subsequent surgeries to achieve positive long-term patient outcomes. During the surgery, the degenerated disc is extracted and replaced with an interbody implant made of titanium, polymer, or bone allograft. Prior to placement, the center of the interbody implant is packed with bone graft material. The role of the interbody device is to restore height (allowing the nerves to exit the canal without being impinged), establish spinal alignment (based on the needs of each patient), and stabilize the spinal segment in the desired position while the graft material promotes bone growth between the two vertebral bodies to form a solid fusion. In most instances, the interbody implants are supplemented with additional fixation devices such as rods, screws, and plates to provide added stabilization.

The alignment of the spine following surgery is critically important. Proper alignment of the spine must be considered in three dimensions, which involves coronal correction (correcting side-to-side curvature), sagittal correction (correcting front-to-back curvature), and axial correction (height restoration). If the spine is, or becomes, malaligned, as often measured by missing a desired angle by as little as 11 degrees, the patient will likely continue to have symptoms or require additional surgeries (Tempel et al., 2017). Studies have shown a strong association between spinal malalignment and the degeneration of adjacent spinal segments (adjacent segment disease), and there is a higher risk of undergoing revision surgery if proper sagittal alignment is not achieved during the primary surgery (Rothenfluh et al., 2015). The achieved alignment at each treated level can have a profound impact on overall alignment and the risk of needing additional surgery.

Limitations of Traditional Spine Fusion

Despite wide adoption, we believe traditional spine fusion is hindered by several shortcomings, which may contribute to poor clinical outcomes post-surgery. These include:

•
Lack of Sufficient Pre-Operative Planning: Traditional spine fusion often lacks robust pre-operative planning, relying on 2D imaging without advanced tools such as 3D modeling. This can limit the surgeons’ ability to identify and develop a plan for achieving optimal correction and alignment goals.

•
Poor Fit of Stock Interbody Implants: Stock implants are largely symmetrical in shape and come in pre-defined dimensions, which can fail to match the unique anatomy of each patient and lead to unpredictable alignment. As a result, stock implants may not deliver proper alignment or correct coronal (side to side) imbalance of the spine. The lack of proper fit and correction often results in uneven loading and unpredictable alignment.
•
Complicated and Time-Consuming Workflow: Given the limitations of 2D imaging, during the surgery, surgeons must visually choose the correct stock implant from dozens of options while the patient is anesthetized and with the spine exposed, which elevates the risk of secondary complications.
•
Lack of Post-Operative Feedback Incorporation into Future Decision Making: Without a sufficient pre-operative plan, it can be difficult for surgeons to reconcile achieved outcomes against surgical objectives. In traditional spine fusion, there is no integrated means for reconciling the data and communicating these insights back to surgeons. As a result, critical insights cannot be incorporated into future surgical plans that could help to improve surgical outcomes.
•
Burdensome Inventory Management: Due to the uniform nature of stock implants, traditional spine fusion requires multiple trays of devices. This can result in an unnecessary, upfront investment from the manufacturers to ensure that there is adequate and properly sterilized inventory on hand for every spine fusion procedure.

We believe that these limitations explain why traditional spine fusion procedures can fail to achieve the desired alignment, which often leads to post-operative complications and revision surgery. These poor outcomes not only meaningfully impair patients’ health and quality of life, but also impose a significant economic burden on the healthcare system, with the direct and indirect costs of a revision surgery frequently exceeding $100,000 (Raman et al., 2018).

Our Addressable Market Opportunity

Given the limitations of traditional spine fusion surgery, we believe that DDD presents a significant unmet clinical need and economic burden to the healthcare system. We believe that the aprevo Technology Platform effectively addresses the underlying issues in this large, established market by providing personalized surgical plans, patient-specific spine implants, and holistic post-operative feedback.

Our initial focus is on the lumbar fusion market for which the aprevo Technology Platform is FDA 510(k) cleared for all lumbar levels. We estimate our total addressable market opportunity for lumbar fusion procedures to be approximately $13.4 billion, based on an estimated 445,200 lumbar fusion surgeries to be performed in the United States in 2025 and the average selling price of our aprevo Technology Platform. We arrived at the lumbar fusion procedure estimate by analyzing data from the SmartTRAK Report, documenting the number of lumbar fusion procedures performed in the United States in 2025. According to the SmartTRAK Report, these estimates are subject to certain assumptions, including a compound annual growth rate (“CAGR”) of approximately 1.5% in the spinal fusion market, consistent with historical growth, resulting from, among other things, an aging U.S. population, which is expected to drive an increase in multilevel fusions in the U.S. spinal fusion market. For additional information on the sources and assumptions of the SmartTRAK Report, see sections titled “Market, Industry, and Other Data” and “Business—Market Overview—Our Addressable Market.” Total addressable market is the total overall revenue opportunity that we believe is available for the aprevo Technology Platform in the United States if 100% market share is achieved for lumbar fusion surgeries, and it is not a representation that we will achieve such market share. The market share we achieve is subject to a number of assumptions, risks, and uncertainties, which could fluctuate from time to time. See the risk factor titled “The size and expected growth of our total addressable market has not been established with precision and may be smaller than we estimate.”

We are also developing the aprevo Technology Platform to expand its use into cervical fusion procedures. According to the SmartTRAK Report, there will be approximately 372,600 cervical fusion procedures performed in the United States in 2025. For additional information on the sources and assumptions of the SmartTRAK Report, see sections titled “Market, Industry, and Other Data” and “Business—Market Overview—Our Addressable Market.” We plan to obtain additional FDA clearances prior to commercialization of the aprevo Technology Platform into cervical fusion procedures, and there is no guarantee that we will obtain FDA clearance on the expected timeline, or at all. See the section titled “Business— Our Solution—Our 510(k) Submissions” for more information regarding our FDA 510(k) submissions for our material products and product candidates.

Given the global prevalence of spine fusion procedures, we believe that a significant market opportunity also exists for the aprevo Technology Platform in international markets. (Reisener et al., J Spine Surg., 2020). While we are in the early stages of planning and have no definitive timeline for international expansion, as an initial step we intend to engage in various market access initiatives for strategic international regions and obtain any necessary approvals as needed.

We also plan to develop the aprevo Technology Platform to address additional indications and spinal disease states and may target cervical corpectomy and cervical disc arthroplasty solutions. While spine surgery remains our current focus, and we do not currently have a definitive timeline to expand beyond cervical and lumbar at this time, we believe that our platform technology may also benefit other musculoskeletal applications beyond the spine, unlocking greater market potential.

Our Solution

Our aprevo Technology Platform is the first available solution to provide personalized digital surgical plans and the accompanying aprevo interbody implants that are tailored to each patient’s pathology and vertebral bone topography.

The aprevo Technology Platform consists of AI-enabled software solutions, interbody implants designed for each patient’s unique pathology and vertebral bone topography, and single-use surgical instruments. Our pre-operative planning software utilizes standard-of-care diagnostic imaging and AI-enabled algorithms to develop personalized digital surgical plans and to design aprevo interbody implants for each patient’s pathology and vertebral bone topography. Additionally, the aprevo Technology Platform supports the collection of real-world, post-operative data to inform our digital surgical planning process. The aprevo Technology Platform is commercially available in the United States and is indicated for use in lumbar interbody fusion procedures.

Our Data Asset and Correction AI-Enabled Algorithms

Our aprevo Technology Platform supports our collection of pre- and post-operative data from each patient and utilizes this data to inform future digital surgical plans. This data forms the foundation for the use of AI in the creation of personalized digital surgical plans.

Through our extensive database of radiographic images, we have developed proprietary AI-enabled algorithms to create personalized digital surgical plans for spine surgery. As of March 31, 2025, we estimate that we have used approximately four million radiographic images to train and improve our AI models, analyzed more than one million radiographic images of patients who have undertaken a procedure using our aprevo Technology Platform, and created more than 40,000 digital twin 3D models of patients’ anatomies. Our surgical planning process uses the patient’s pre-operative spinopelvic parameters, current treatment guidelines, and data from prior surgeries to deliver a personalized surgical plan for surgeon review that has considered treatment protocols and outcomes for thousands of patients. We are continuously improving our AI-enabled algorithms by incorporating the latest clinical learnings and patient data.

The aprevo Technology Platform and Procedure Surgical Workflow

The aprevo Technology Platform offers solutions for the entire surgical workflow, including (i) pre-operative AI-enabled, surgical planning, (ii) intra-operative advanced visualization to support precision placement of aprevo interbody implants, and (iii) post-operative data collection and insights intended to improve the digital surgical planning process. The following describe the impact of the aprevo Technology Platform on the surgical workflow:

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Pre-Operative. A procedure using the aprevo Technology Platform begins with designing a personalized digital surgical plan. Utilizing standard-of-care diagnostic imaging, our proprietary AI-enabled software renders a digital twin 3D model of the patient’s anatomy, including pathology and vertebral bone topography. This provides a detailed foundation for personalized digital surgical planning. The digital twin is then virtually manipulated to place the patient’s vertebral bodies into the appropriate 3D alignment. This proper alignment creates a new intervertebral space that we then map to create aprevo interbody implants. This process results in a personalized digital surgical plan and aprevo interbody implants that are designed to match the irregular surfaces of each patient’s vertebral bone topography and provide the targeted alignment. We interact with the surgeon during the pre-operating planning process through our myaprevo application. The myaprevo application is a digital tool used to display the personalized digital surgical plan and associated metrics that define the desired correction and alignment. The myaprevo application provides interactive 3D visualizations that the surgeon may share with the patient. Each patient’s personalized digital surgical plan and aprevo interbody implants are visualized, reviewed, and approved through the myaprevo application.
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Intra-Operative. The proposed personalized digital surgical plan and aprevo interbody implant designs are approved by the surgeon, including the exact implant dimensions, the desired position on the endplate, and their preferred surgical approach. Our patient-specific aprevo interbody implants are then 3D-printed by our contract manufacturing organizations (“CMOs”). Our aprevo interbody implants are made of medical-grade titanium and designed with a lattice to promote fusion. Our streamlined digital production system (“DPS”) allows us to deliver aprevo interbody implants to hospitals within 10 business days of surgical plan approval. The implants are delivered to the hospital in a sterile kit along with single-use surgical instruments. In the operating room, our myaprevo application provides the surgeon and the operating staff with access to the personalized digital surgical plan that aids in the ability to accurately place aprevo interbody implants and predictably achieve the surgical plan.
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Post-Operative. Following the spine fusion surgery, we collect each patient’s operative and post-operative radiographs. The patient’s imaging data is measured and analyzed, and a detailed case report, branded as “aprevo intelligence,” is generated. The aprevo intelligence report shows pre-operative, planned, and post-operative alignment parameters. Surgeons can access comprehensive analytics for each surgery, providing the ability to conduct in-depth review and analysis of the surgical outcome against the operative goals. In addition, ongoing data collection and analysis fuels the algorithms included in the aprevo Technology Platform software. By leveraging the aprevo intelligence reports and post-operative insights, subsequent plans and designs can be improved to the benefit of future patients.

Key Benefits of the aprevo Technology Platform

We designed the aprevo Technology Platform to address the shortcomings of traditional spine fusion surgery using stock implants. The benefits demonstrated by the aprevo Technology Platform include:

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Improved alignment and decreased risk of revision spine surgery. The aprevo Technology Platform provides 3D anatomical correction, incorporating coronal alignment, sagittal alignment, and height restoration to help surgeons achieve their planned alignment targets. While, as of the date of this prospectus, we are not aware of any head-to-head trials that directly compare aprevo interbody implants to stock implants, retrospective reviews of clinical data suggest that the aprevo Technology Platform improves post-operative alignment, including compared to traditional spine fusion surgery, in both degenerative and deformity cases. These results may not be directly comparable as they are not from a single head-to-head trial. However, improved alignment can reduce the occurrence of post-operative complications, such as subsidence, adjacent segment disease, and mechanical failures, and ultimately lower the need for revision surgery.
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Outcomes-driven pre-operative planning and post-operative insights. Our pre-operative, 3D modeling, and AI-enabled algorithms informed by large amounts of data helps surgeons plan the surgery that fits with a patient’s unique pathology and anatomy. Following the procedure, the patient’s post-operative images and outcome data are measured and analyzed to inform results against the surgical plan. These post-operative insights allow surgeons to reconcile their plan against the surgical results. Our aprevo Technology Platform not only enables direct feedback to the surgeon, but it also collects data that is incorporated into our algorithms to improve personalized surgical plans for subsequent patients.
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Seamless integration and improvement of existing surgical workflows. The aprevo Technology Platform does not require any additional or supplemental pre-surgical imaging beyond what is required for traditional spine fusion surgery. The surgeon can use their preferred surgical access approach and methods as they would with a stock implant without any additional surgical training. Our aprevo interbody implants are compatible with commercially available surgical robots and other accompanying implants, such as rods and screws. We believe this allows for ease of adoption and integration into the surgeon’s workflow and preferences and enables surgeon user acquisition and account penetration. As an improvement to the surgical workflow, the surgeon does not need to test fit various interbody sizes during the surgery while the patient is under anesthesia and the spine is exposed. Instead, the surgeon can deliver the aprevo interbody implant to each planned vertebral level without any trialing required.
•
On-demand, made-to-order inventory model with short lead times. Our aprevo interbody implants are manufactured on-demand by our CMOs and are specific to each patient, their pathology, and vertebral bone topography. Unlike stock implants, our patient-specific aprevo interbody implants and accompanying single-use surgical instruments are delivered sterile to hospitals typically within 10 business days of surgical plan approval. Our surgical kits do not require additional processing at the hospital, which eliminates additional expenses for hospitals.

Our Success Factors

We believe that the continued growth of our company will be driven by the following success factors:

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Paradigm-shifting, patient-centric platform aiming to set the new standard of care for spine surgery.
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Large and established addressable market opportunity with a significant unmet clinical need.
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Compelling benefits for patients and providers supported by a robust body of clinical studies and real-world evidence.
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Established and distinct hospital reimbursement with favorable payment levels.
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Scalable, inventory-light business model with attractive gross margins.
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Strong competitive position supported by robust intellectual property and comprehensive data moat.
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Experienced leadership team.

Our Growth Strategies

We believe that the following strategies will advance our mission and will contribute to our future success and growth:

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Continue to drive adoption and market share capture for aprevo in lumbar fusion surgeries.
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Launch the aprevo Technology Platform for cervical spine fusion surgeries.
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Invest in further growing our base of clinical evidence.
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Continue to develop our research and development initiatives.
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Pursue international markets.

Recent Developments

Preliminary estimated selected financial results as of and for the three months ended June 30, 2025

Included below are preliminary unaudited estimates of certain selected financial data for the three months ended June 30, 2025 and actual unaudited financial data for the three months ended June 30, 2024. We have provided estimates and ranges of certain preliminary results because our closing procedures for the three months ended June 30, 2025 are not yet complete. Our actual results for the three months ended June 30, 2025 remain subject to the completion of management’s final review and our other closing procedures as well as the completion of our financial statements for the three months ended June 30, 2025, which we do not expect to finalize until after the completion of this offering. Accordingly, we caution you not to place undue reliance on our preliminary results set out below, which may differ from actual results. During the course of the preparation of our unaudited condensed financial statements and the notes thereto, additional items that require adjustments to the preliminary results presented below may be identified.

The preliminary financial data included in this prospectus has been prepared by, and is the responsibility of, our management. Ernst & Young LLP has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto.

The preliminary estimated results and actual results do not represent a comprehensive statement of our financial results and should not be viewed as a substitute for unaudited condensed financial statements prepared in accordance with GAAP. The preliminary estimates for the three months ended June 30, 2025 are not necessarily indicative of the results to be achieved in any future period as a result of various factors, including, but not limited to, those discussed in the sections titled Risk Factors” and “Special Note Regarding Forward-Looking Statements.” This information should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and unaudited condensed financial statements and related notes thereto for prior periods included elsewhere in this prospectus. Moreover, this data has been prepared solely on the basis of currently available information by, and are the responsibility of, management. It is possible that we or our independent registered public accounting firm may identify items that would require us to make adjustments to the preliminary estimates set forth below as we complete our financial statements and that our actual results may differ from these preliminary estimates. Accordingly, we have provided ranges, rather than specific amounts, for the preliminary estimated results described below. Except as required by law, we undertake no obligation to update or supplement the preliminary estimated results below until we release our results of operations as of and for the three months ended June 30, 2025, which will not occur until after this offering is completed. The unaudited actual results for the three months ended June 30, 2024 have been derived from our financial statements and accounting records. For additional information, our significant accounting policies are summarized in “Note 2—Basis of Presentation and Summary of Significant Accounting Policies” to our financial statements included elsewhere in this prospectus.

The following table reflects certain preliminary unaudited results for the three months ended June 30, 2025 and actual unaudited results for the three months ended June 30, 2024:

	Three Months Ended June 30,
	2025 (Low)	2025 (High)	2024 (Actual)
(in thousands, except percentages)
Selected statements of operations data and Non-GAAP Measure:
Revenue	$11,900	$12,100	$6,081
Gross Profit	$8,568	$8,894	$4,562
Gross Margin %	72.0%	73.5%	75.0%
Operating Expenses	$15,000	$15,700	$10,881
Net Loss and Comprehensive Loss	$(7,209)	$(6,184)	$(6,277)
Adjusted EBITDA(1)	$(6,814)	$(5,789)	$(6,230)

(1)
Adjusted EBITDA is a non-GAAP financial measure used by management as a supplemental measure in evaluating our operating performance. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net loss or any other measure as determined in accordance with GAAP. Our computation of Adjusted EBITDA may not be comparable to Adjusted EBITDA of other companies. We define “Adjusted EBITDA” as net income (loss), adjusted to exclude: (i) net (interest) expense, (ii) income tax expenses, (iii) depreciation expense from property and equipment, (iv) amortization from long-lived assets, (v) stock-based compensation, and (vi) change in fair value of warrant liabilities. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

The following table presents a reconciliation of Adjusted EBITDA to the GAAP financial measure of net loss for certain preliminary results for the three months ended June 30, 2025 and actual results for the three months ended June 30, 2024:

	Three Months Ended June 30,
	2025 (Low)	2025 (High)	2024 (Actual)
(in thousands)
Net Loss	$(7,209)	$(6,184)	$(6,277)
Interest (income) expense	$25	$25	$(102)
Income Taxes	$—	$—	$—
Depreciation and amortization	$61	$61	$36
Stock-based compensation	$258	$258	$52
Change in fair value of warrant liabilities	$51	$51	$61
Adjusted EBITDA	$(6,814)	$(5,789)	$(6,230)

As of June 30, 2025, we expect cash and cash equivalents to be approximately $33.6 million and our outstanding indebtedness to be approximately $15.6 million.

For the three months ended June 30, 2025, we expect preliminary unaudited revenue to be between $11.9 million and $12.1 million, compared to revenue of $6.1 million for the three months ended June 30, 2024. The estimated increase in revenue was primarily driven by ongoing sales and marketing efforts for new surgeon adoption of the aprevo Technology Platform and deepened penetration with our existing surgeons.

For the three months ended June 30, 2025, we expect preliminary unaudited gross profit to be between $8.5 million and $8.8 million as compared to $4.5 million for the three months ended June 30, 2024, and we expect preliminary unaudited gross margin to be between 72.0% and 73.5% as compared to 75.0% for the three months ended June 30, 2024. The increase in gross profit was driven by increased revenue, with a corresponding increase in cost of sales. The slight decrease in gross margin was driven by increased expedite fees from our primary CMO to meet increased customer demand in the second quarter of 2025 for deliveries faster than our 10 business day delivery time. We expect these expedite fees to decrease over time as we seek to improve operational processes and procedural workflows utilized by surgeons.

For the three months ended June 30, 2025, we expect preliminary unaudited operating expenses to be between $15.0 million and $15.7 million, compared to operating expenses of $10.9 million for the three months ended June 30, 2024. This increase in operating expenses was primarily driven by increases in (i) research and development expense due to increased personnel-related costs due to increased headcount, (ii) increased sales and marketing expense primarily due to increased headcount and variable sales commission expense, and (iii) increase in general and administrative expense due to an increase in professional service fees.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making a decision to invest in our common stock. These risks are more fully described in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

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We depend entirely on sales of aprevo interbody implants for our revenue. If we are unable to successfully achieve substantial market acceptance and adoption of the aprevo Technology Platform, or any of our future products, or if confidence in our products is diminished, our business, financial condition, results of operations, and prospects would be harmed.
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We have a limited operating history and have experienced periods of significant business changes in a short time, making it difficult for you to evaluate our business and future prospects. If we are unable to manage our business and any fluctuations in our business effectively, our business and growth prospects could be materially and adversely affected.

•
We have a history of net losses, and we expect to incur additional substantial losses in the foreseeable future.
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Our business and growth strategy depend on our ability to launch the aprevo Technology Platform for cervical spine fusion surgeries. If we are unable to do so, our future growth would be limited and our business would be harmed.
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Managing our on-demand, customized implant model to address evolving patterns of demand is expensive, time-consuming, and subject to significant uncertainties. If we are unable to manage our CMOs to consistently meet demand on a timely basis, hospitals and surgeons may choose to use our competitors’ products.
•
We rely on a limited number of CMOs for the manufacture, treatment, sterilization, packaging, and distribution of our products. This reliance on third parties increases the risk that we will not have sufficient quantities of our products or such quantities at an acceptable cost, and reduces our control over the manufacturing process, which could delay, prevent, or impair our development or commercialization efforts, as well as our ability to timely deliver our aprevo interbody implants.
•
If the third parties on which we rely to assist us with premarket development activities for future products do not perform as contractually required or expected, we may not obtain regulatory clearance, approval, or a CE Certificate of Conformity for our future products or be able to successfully commercialize our future products.
•
We operate in a highly competitive industry, and competitive pressures or any new developments by competitors could make the aprevo Technology Platform non-competitive or obsolete and could have a material adverse effect on our business, financial condition, results of operations, and prospects.
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Any future sales in international markets will subject us to additional costs and risks that may have a material adverse effect on our business, financial condition, results of operations, and prospects.
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If we are unable to successfully develop new products and effectively manage their introduction or improve our existing products, our business may be adversely affected.
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We may be subject to product and other liability claims that could require us to pay substantial sums.
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The continued commercialization of the aprevo Technology Platform depends in part on the extent to which third-party payors provide coverage and adequate reimbursement levels. Failure to obtain and maintain coverage and adequate reimbursement for aprevo interbody implants could limit our ability to market them and decrease our ability to generate revenue.
•
Actual or perceived failures to comply with applicable data privacy and security laws, regulations, standards, and other requirements could adversely affect our business, financial condition, results of operations, and prospects.
•
If we fail to comply with healthcare and other governmental regulations, we could face substantial penalties, and our business, results of operations, and financial condition could be adversely affected.
•
Our success will depend on our ability to obtain, maintain, enforce, and protect our intellectual property rights.

Corporate Information

We were incorporated under the laws of the State of Delaware in June 2018 under the name Carlsmed, Inc. Our principal executive offices are located at 1800 Aston Ave., Suite 100, Carlsbad, CA 92008, and our telephone number is (760) 766-1923. Our website address is https://www.carlsmed.com. The information contained in or accessible from our website is not incorporated into this prospectus, and you should not consider it part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. You should not rely on any such information in deciding whether to purchase our common stock.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•
being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;
•
reduced disclosure about our executive compensation arrangements;
•
not being required to hold advisory votes on executive compensation or to obtain stockholder approval of any golden parachute arrangements not previously approved;
•
an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”); and
•
an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the U.S. Securities and Exchange Commission (the “SEC”). We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. In addition, the JOBS Act permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have chosen to “opt out” of this provision, and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

We are also a “smaller reporting company,” meaning that the market value of our shares held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million, and our annual revenue was less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our shares held by non-affiliates is less than $250.0 million or (ii) our annual revenue was less than $100.0 million during the most recently completed fiscal year and the market value of our shares held by nonaffiliates is less than $700.0 million. If we are a smaller reporting company at the time that we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K, and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

The Offering

Shares of common stock offered by us	6,700,000 shares.

Underwriters’ option to purchase additional shares

We have granted the underwriters a 30-day option to purchase up to 1,005,000 additional shares of our common stock at the initial public offering price, less underwriting discounts and commissions, on the same terms as set forth in this prospectus.

Shares of our common stock to be outstanding after this offering	26,516,274 shares (or 27,521,274 shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $88.3 million (or $103.3 million if the underwriters exercise their option to purchase additional shares in full), based on the initial public offering price of $15.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to support the commercialization of the aprevo Technology Platform and expand and improve our product offerings, including approximately $24.7 million to support our increased sales and marketing efforts, approximately $45.9 million to fund our research and development activities to advance the aprevo Technology Platform, including the continued development of the aprevo Technology Platform for use in cervical spine fusion surgeries, and the remainder for working capital and general corporate purposes. See the section titled “Use of Proceeds.”

Lock-Up Agreements

We, all of our directors and officers, and substantially all the holders of our outstanding shares of our equity securities have agreed with the underwriters that, subject to specified exceptions, we or they will not, except with the prior written consent of BofA Securities, Inc., Goldman Sachs & Co. LLC, and Piper Sandler & Co., sell or otherwise transfer or dispose of any of our securities for a period of 180 days from the date of this prospectus. See the section titled “Underwriting.”

Nasdaq listing and trading symbol	Our common stock has been approved for listing on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “CARL.”

Risk Factors	Investment in our common stock involves substantial risks. You should read this prospectus carefully, including the section titled “Risk Factors,” before investing in our common stock.

Indications of Interest

Entities and individuals affiliated and associated with B Capital Group and U.S. Venture Partners have indicated an interest in purchasing up to approximately $20.0 million and $11.0 million, respectively, in shares of our common stock in this offering at the initial public offering price. Given these indications of interest are not binding agreements or commitments to purchase, entities and individuals affiliated and associated with B Capital Group or U.S.

Venture Partners could determine to purchase more, fewer or no shares in this offering or the underwriters could determine to sell more, fewer or no shares to entities and individuals affiliated and associated with B Capital Group or U.S. Venture Partners. The underwriters will receive the same underwriting discounts and commissions on any of our shares purchased by the entities and individuals affiliated and associated with B Capital Group or U.S. Venture Partners as they will from any other shares sold to the public in this offering. B Capital Group, U.S. Venture Partners and certain of their respective affiliates, including our directors affiliated with those entities, have each agreed not to sell or otherwise transfer or dispose of any of our securities for a period of 180 days from the date of this prospectus. To the extent these stockholders or persons associated with them purchase any shares in this offering, the number of shares available for sale to the general public will be accordingly reduced. See the section titled “Certain Relationships and Related Party Transactions—Participation in this offering.”

The number of shares of our common stock outstanding after this offering is based on 19,816,274 shares of our common stock outstanding as of March 31, 2025, after giving effect to the Preferred Stock Conversion (as defined below) and excludes:

•
up to 58,420 shares of common stock issuable upon the exercise of an outstanding warrant to purchase shares of our Series B convertible preferred stock (the “Series B Warrant”) outstanding as of March 31, 2025 (based upon the aggregate principal amount of outstanding loans under our loan and security agreement with Customers Bank (as amended, the “Customers Loan Agreement”)), with an exercise price of $6.93 per share, which will automatically convert to a warrant to purchase a corresponding number of shares of our common stock immediately prior to the closing of this offering, as more fully described in the section titled “Description of Capital Stock—Warrants—Series B Warrant”;
•
up to 20,375 shares of common stock issuable upon the exercise of an outstanding warrant to purchase shares of our Series C convertible preferred stock (the “Series C Warrant”) outstanding as of March 31, 2025 (based upon the aggregate principal amount of outstanding loans under the Customers Loan Agreement), with an exercise price of $10.74 per share, which will automatically convert to a warrant to purchase a corresponding number of shares of our common stock immediately prior to the closing of this offering, as more fully described in the section titled “Description of Capital Stock—Warrants—Series C Warrant”;
•
up to 25,863 shares of common stock issuable upon the exercise of an outstanding warrant to purchase common stock (the “Common Stock Warrant”) as of March 31, 2025, with a weighted-average exercise price of $0.36 per share, as more fully described in the section titled “Description of Capital Stock—Warrants—Common Stock Warrant”;
•
2,156,512 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2025, with a weighted-average exercise price of $2.40 per share under our 2019 Stock Incentive Plan (the “2019 Plan”);
•
83,361 shares of common stock issuable upon the exercise of stock options to purchase shares of common stock granted after March 31, 2025, with a weighted-average exercise price of $6.03 per share under the 2019 Plan;
•
86,618 shares of common stock, issued as of March 31, 2025, upon the early exercise of certain stock options, but not outstanding as they are subject to a right of repurchase;
•
112,478 shares of common stock issuable upon the vesting of restricted stock units (“RSUs”) under the 2019 Plan that are issuable as of March 31, 2025 upon satisfaction of certain “market-based” and “performance-based” vesting conditions;

•
783,161 shares of common stock (285,715 to executive officers and 497,446 to employees) of stock options granted under our 2025 Equity Incentive Plan, which became effective in connection with this offering (the “2025 Plan”), with an exercise price that is equal to the initial public offering price in this offering;
•
86,667 shares of common stock issuable upon the vesting of RSUs granted to non-employee members of our Board of Directors under the 2025 Plan;
•
3,595,177 shares of common stock reserved for future issuance under the 2025 Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2025 Plan (including 139,347 shares of common stock reserved for issuance under our 2019 Plan, which shares have been added to the 2025 Plan following its effectiveness); and
•
398,749 shares of our common stock reserved for future issuance under our 2025 Employee Stock Purchase Plan, which became effective in connection with this offering (the “2025 ESPP”), as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2025 ESPP.

Except as otherwise noted, all information in this prospectus assumes or gives effect to the following:

•
the automatic conversion of all of our outstanding shares of our Series A convertible preferred stock, Series B convertible preferred stock, and Series C convertible preferred stock (collectively, “convertible preferred stock”) into an aggregate of 15,245,731 shares of our common stock, which will occur immediately prior to the closing of this offering (the “Preferred Stock Conversion”);
•
the automatic conversion of the Series B Warrant and Series C Warrant into warrants to purchase shares of our common stock immediately prior to the closing of this offering (the “Warrant Conversion”);
•
a one for 5.58 reverse stock split of our common and preferred stock effected on July 10, 2025 (the “Reverse Stock Split”);
•
no exercise of the underwriters’ option to purchase up to 1,005,000 additional shares of our common stock in this offering;
•
no exercise of the outstanding options or warrants described above; and
•
the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the closing of this offering and the effectiveness of our amended and restated bylaws immediately prior to the closing of this offering.

Summary Financial Data

The following tables sets forth our summary financial data for the periods and as of the dates indicated. The following summary statements of operations data for the years ended December 31, 2024 and 2023 have been derived from our audited financial statements included elsewhere in this prospectus. The following summary unaudited condensed statements of operations data for the three months ended March 31, 2025 and 2024, and the summary unaudited condensed balance sheet data as of March 31, 2025, have been derived from our unaudited condensed financial statements included elsewhere in this prospectus. Our audited financial statements and unaudited condensed financial statements included elsewhere in this prospectus have been prepared in accordance with GAAP. Our unaudited condensed financial statements were prepared on a basis consistent with our audited financial statements and include, in our opinion, all adjustments of a normal and recurring nature that are necessary for the fair statement of the financial information set forth in those statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future and results for the three months ended March 31, 2025 are not necessarily indicative of results to be expected for the year ended December 31, 2025. You should read the following summary financial data together with our audited financial statements and unaudited condensed financial statements and the related notes included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary financial data included in this section are not intended to replace the financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2025	2024	2024	2023
(in thousands, except shares and per share amounts)
Statements of operations data:
Revenue	$10,189	$5,086	$27,165	$13,778
Cost of sales	2,553	1,422	7,117	3,875
Gross profit	7,636	3,664	20,048	9,903
Operating expenses:
Research and development	3,150	3,256	14,304	7,395
Sales and marketing	6,739	3,597	21,472	15,101
General and administrative	3,466	2,140	8,394	5,998
Total operating expenses	13,355	8,993	44,170	28,494
Loss from operations	(5,719)	(5,329)	(24,122)	(18,591)
Other income (expense):
Interest expense	(357)	(216)	(1,321)	(641)
Interest income	380	98	1,330	334
Change in fair value of warrant liabilities	(33)	—	(144)	—
Total other expense, net	(10)	(118)	(135)	(307)
Net loss and comprehensive loss	(5,729)	(5,447)	(24,257)	(18,898)
Deemed dividend to preferred stockholders	(584)	—	(592)	—
Net loss attributable to common stockholders	$(6,313)	$(5,447)	$(24,849)	$(18,898)
Net loss per share attributable to common stockholders, basic and diluted(1)	$(1.47)	$(1.36)	$(6.11)	$(4.86)
Weighted-average shares of common stock, basic and diluted(1)	4,299,492	3,996,603	4,066,395	3,886,775
Pro forma net loss per share attributable to common stockholders, basic and diluted(2)	$(0.33)		$(1.50)
Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted(2)	19,172,679		16,561,707

(1)
See Notes 2 and 8 to our audited financial statements and our unaudited condensed financial statements included elsewhere in this prospectus for an explanation of the calculation of our basic and diluted net loss per share attributable to common stockholders and the weighted-average number of common shares used in the computation of the per share amounts.

(2)
Unaudited pro forma net loss per share attributable to common stockholders, basic and diluted, for the year ended December 31, 2024 and for the three months ended March 31, 2025 is calculated giving effect to (i) the reversal of the change in fair value of warrant liabilities due to the reclassification of warrant liabilities to stockholders’ equity and (ii) the Preferred Stock Conversion. Unaudited pro forma net loss per share attributable to common stockholders, basic and diluted, does not include the shares expected to be sold and related proceeds to be received in this offering. Unaudited pro forma net loss per share attributable to common stockholders, basic and diluted, for the year ended December 31, 2024 and for the three months ended March 31, 2025 was calculated using the weighted-average number of shares of common stock outstanding as of the beginning of the period presented, or their issuance dates, if the latter, including the pro forma effect of giving effect to the reversal of the change in fair value of warrant liabilities and the Preferred Stock Conversion.

	As of March 31, 2025
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
(in thousands)
Balance sheet data:
Cash and cash equivalents	$43,432	$43,432	$132,065
Total assets	57,835	57,835	146,100
Short-term portion of term loan, net	—	—	—
Long-term portion of term loan, net	15,422	15,422	15,422
Total liabilities	$25,715	$25,225	$25,225
Accumulated deficit	(76,900)	(76,900)	(76,900)
Total stockholders' (deficit) equity	$(76,609)	$32,610	$120,875

(1)
Gives effect to (i) the Preferred Stock Conversion into an aggregate of shares of our common stock, (ii) the reclassification of warrant liabilities to stockholders’ equity, and (iii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the closing of this offering.
(2)
Gives effect to (i) the pro forma adjustments set forth in footnote (1) above and (ii) our sale of shares of common stock in this offering at the initial public offering price of $15.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could have a material adverse effect on our business, financial condition, results of operations, and prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently believe are not material may also impair our business, financial condition, results of operations, and prospects.

Business and Industry Risk Factors

We depend entirely on sales of aprevo interbody implants for our revenue. If we are unable to successfully achieve substantial market acceptance and adoption of the aprevo Technology Platform, or any of our future products, or if confidence in our products is diminished, our business, financial condition, results of operations, and prospects would be harmed.

We expect that revenue from sales of aprevo interbody implants will continue to account for all of our revenue for the foreseeable future. Continued and widespread market acceptance and adoption of the aprevo Technology Platform are critical to our future success. The size of our hospital and surgeon base, our ability to acquire new hospitals and surgeon users, and our ability to retain existing hospitals and surgeons are critical to our success as well. Thus, our commercial success will depend in large part on further adoption of the aprevo Technology Platform by hospitals and surgeons, and an increase in the number of patients receiving personalized spine surgery with aprevo interbody implants.

Various factors can contribute to the growth in market acceptance of our products and the ability to effectively engage and retain hospitals and surgeons, and their use of the aprevo Technology Platform. For example, hospitals and surgeons may be reluctant to purchase or use aprevo interbody implants due to familiarity with stock implants that are well established and known to them. Our ability to grow our sales and drive market adoption will depend on the availability of coverage and adequate reimbursement for procedures using the aprevo Technology Platform from third-party payors, including government payors, or the willingness of patients to pay out-of-pocket in the absence of coverage and adequate reimbursement by third-party payors, including government payors. In addition, successfully educating hospitals, surgeons, and patients of the relative benefits of the aprevo Technology Platform compared to stock implants, as well as educating such hospitals, surgeons, and patients regarding the advantages and limitations of the aprevo Technology Platform, will be essential to our ability to grow sales of aprevo interbody implants and drive market acceptance and adoption. If hospitals and surgeons do not perceive our products to be useful, effective, reliable, and trustworthy, or if we are unable to provide sufficient training to hospitals and surgeons, we may not be able to attract or retain customers. Hospitals and surgeons may perceive the aprevo Technology Platform to be less useful if they lack familiarity or trust in the aprevo Technology Platform. In addition, negative clinical research results or publicity or an adverse change to published or unpublished guidelines or recommendations from third parties (including, without limitation, medical societies) relating to the use, clinical benefit, or risk profile of the aprevo Technology Platform, AI technologies, aprevo interbody implants, or surgical planning software in general could result in negative perception by hospitals and surgeons, and could affect our brand and reputation. While we constantly work to improve the aprevo Technology Platform, the technologies we work with are novel and complex, and we cannot assure you that there will not be negative reports on the aprevo Technology Platform in the future. Further, patients, hospitals, or surgeons who are dissatisfied with their experiences with the aprevo Technology Platform may post negative reviews, and we may become the subject of blog, forum, or other social media postings that contain negative statements about us, which are outside of our control and may be inaccurate. Any negative publicity, whether real or perceived, disseminated by word-of-mouth, the general media, electronic or social networking platforms, competitor materials, or other methods, could harm our reputation and brand. Lack of support for our products from hospitals or surgeons can affect how receptive other surgeons are to use the aprevo Technology Platform for their patients and could result in decreased demand for our products. Negative perception by hospitals or surgeons could also render us less attractive to future hospital customers, which could result in decreased sales of our products. A number of other factors, including the impacts of economic conditions and regulatory changes on hospital budgets and spending patterns, could potentially negatively affect the increase in adoption by hospitals and surgeons of the aprevo Technology Platform and demand for aprevo interbody implants.

We have a limited operating history and have experienced periods of significant business changes in a short time, making it difficult for you to evaluate our business and future prospects. If we are unable to manage our business and any fluctuations in our business effectively, our business and growth prospects could be materially and adversely affected.

Since our formation in 2018, our efforts have been primarily related to organizing and staffing our company, business planning, raising capital, developing the aprevo Technology Platform, undertaking preclinical studies and clinical studies, obtaining FDA clearance for the aprevo Technology Platform products, establishing our supply chain and network of suppliers and CMOs and, most recently, commercializing the aprevo Technology Platform. We have a limited operating history, which makes evaluation of our future prospects difficult. Consequently, any predictions you make about our future success, performance, or viability may not be as accurate as they could be if we had more experience or a longer history of successfully developing and commercializing the aprevo Technology Platform. Since our inception, we have had periods of significant growth in revenue and employees, which have required us to scale the size of our organization as our business has rapidly changed. For example, since we began commercializing the aprevo Technology Platform in 2021, we have grown from 24 employees as of December 31, 2021, to 100 employees as of March 31, 2025. Our growth objectives will require us to further expand our sales and marketing and research and development personnel (including those with software and hardware expertise). Our results of operations have fluctuated in the past, and our future quarterly and annual results of operations may fluctuate as we focus on increasing the demand for our products. Among other factors, future changes in the level of reimbursement for procedures using the aprevo Technology Platform could have a significant impact on our results of operations, either positively or negatively. We may need to make business decisions that could adversely affect our results of operations and prospects, such as modifications to our pricing and reimbursement strategy, business structure, or operations.

The challenges we face in managing our business, including the changing reimbursement and regulatory landscapes, place significant demands on our management, financial, operational, manufacturing, technological, and other resources. We expect that managing our business will continue to place significant demands on our management and other resources and will require us to continue developing and improving our operational, financial, and other internal controls, reporting systems, and procedures. In particular, continued growth increases the challenges involved in a number of areas, including recruiting and retaining sufficient skilled personnel, providing adequate training and supervision to maintain our high-quality product standards and regulatory compliance, and preserving our culture and values. We may not be able to address these challenges in a cost-effective manner, or at all. As we grow, we may also need to invest significant resources to improve and expand our manufacturing partnerships and technology, and we may not be able to do so in a cost-effective manner, or at all. We cannot assure you that any changes in scale, related quality, or compliance assurance, including those related to any future additional improvements and modifications to the aprevo Technology Platform, will be successfully implemented or that appropriate personnel will be available to facilitate the management of, and changes to, our business. Failure to implement necessary quality and compliance procedures, transition to new manufacturing processes or supply chains, or hire or maintain necessary personnel could result in higher costs or an inability to meet demand. In addition, our business is affected by general macroeconomic and business conditions around the world, including the impacts of inflation, increased interest rates, market instability, geopolitical conditions and conflicts, health crises, and natural disasters. If we do not effectively manage our business through the various challenges we face, we may not be able to execute our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy patient and healthcare professional requirements, or maintain high-quality products, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We have a history of net losses, and we expect to incur additional substantial losses in the foreseeable future.

We have incurred net losses since inception, and we expect to incur additional losses in the near future. For the years ended December 31, 2024 and 2023 and the three months ended March 31, 2025, we incurred net losses of $24.2 million, $18.9 million, and $5.7 million, respectively. As of March 31, 2025, we had an accumulated deficit of $76.9 million. We also expect our operating expenses to increase in future periods, and if our revenue growth does not increase to more than offset these anticipated increases in our operating expenses, we may not be able to achieve or maintain profitability, and our business, financial condition, results of operations, and prospects will be harmed. Since inception, we have spent significant amounts to develop the aprevo Technology Platform, to fund clinical studies and gain FDA clearance for the aprevo Technology Platform products, to develop our manufacturing processes, to scale our commercial operations, and to recruit and retain key talent.

We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies, including increasing expenses as we continue to grow our business. We expect our operating expenses to increase significantly over the next several years as we continue to expand our operations and infrastructure and continue to develop the aprevo Technology Platform, including for any future additional improvements and modifications. In addition to the anticipated costs of growing our business, we also expect to incur additional legal, accounting, and other expert expenses as we grow. These investments may be more costly than we expect, and if we do not achieve the benefits anticipated from these investments, or if the realization of these benefits is delayed, they may not result in increased revenue or growth in our business. If our growth rate were to decline significantly or become negative, it could adversely affect our business, financial condition, results of operations, and prospects.

We cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will be able to sustain or increase profitability. Our prior losses, combined with potential future losses, have had and will continue to have an adverse effect on our stockholders’ equity and working capital.

Our business and growth strategy depend on our ability to launch the aprevo Technology Platform for cervical spine fusion surgeries. If we are unable to do so, our future growth would be limited and our business would be harmed.

As part of our overall growth strategy, we are developing the aprevo Technology Platform for use in cervical spine fusion surgeries. In November 2024, we received FDA 510(k) clearance for our aprevo Technology Platform for cervical spine fusion surgery, and we are currently pursuing necessary additional FDA 510(k) regulatory clearances for advancements to our cervical software platform and our personalized plating solutions. On July 14, 2025, the first in-human personalized cervical procedure using our aprevo Technology Platform was completed. Assuming we get the necessary additional clearances, we expect to commercialize the aprevo Technology Platform for cervical fusion surgery in 2026. We can provide no assurances as to the timing or our ability to ultimately obtain the requisite marketing authorization to facilitate a successful launch of the aprevo Technology Platform in cervical spine fusion surgeries, or that our efforts to attain such regulatory clearances and appropriate reimbursement will be successful. In addition, the successful launch and commercialization of the aprevo Technology Platform for cervical spine fusion surgeries will depend on a number of circumstances, including the risks identified in these “Risk Factors.” One or more of these factors, many of which are beyond our control, could cause significant delays or an inability to launch the aprevo Technology Platform for use in cervical spine fusion surgeries. Any such delay or failure to obtain the necessary regulatory clearances and appropriate reimbursement, or delay or failure in the launch and successful commercialization of the aprevo Technology Platform for use in cervical spine fusion surgeries could have a material adverse effect on our business, financial condition, results of operations, and prospects, and could significantly impact our growth and growth strategy. Managing our on-demand, customized implant model to address evolving patterns of demand is expensive, time-consuming, and subject to significant uncertainties. If we are unable to manage our CMOs to consistently meet demand on a timely basis, hospitals and surgeons may choose to use our competitors’ products.

Managing our on-demand, customized implant model to address evolving patterns of demand is expensive, time-consuming, and subject to significant uncertainties. If we are unable to manage our CMOs to consistently meet demand on a timely basis, hospitals and surgeons may choose to use our competitors’ products.

We currently market the aprevo Technology Platform directly to hospitals and surgeons in the United States, where we face the risk of significant changes in the demand for the aprevo Technology Platform. Our business model depends on our ability to timely deliver aprevo interbody implants in order to allow surgeons to maintain their surgical schedule. We rely entirely on CMOs to produce and deliver our aprevo interbody implants. A sudden increase in demand could cause delays in delivering aprevo interbody implants to surgeons and hospitals. If we are not able to manage our CMOs, our CMOs are not able to consistently deliver aprevo interbody implants on a timely basis, surgical schedules may be put in jeopardy and cause surgeons to use our competitors’ products, even if they are inferior to ours, which could cause harm to our reputation and cause our sales to decline. Any increase or decrease in demand would put pressure on our CMOs and their supply and manufacturing processes. For example, a sudden increase in demand could require increased production of aprevo interbody implants so that our surgeons can timely use aprevo interbody implants with their patients. Unlike our competitors, we operate an asset-light business model given that aprevo interbody implants are manufactured on-demand by our CMOs and customized for each patient. As a result, in the event of a sudden increase in demand, our CMOs may lack sufficient capital equipment and materials or inventory on hand to create aprevo interbody implants and deliver them to hospitals within 10 business days of surgical plan approval. Furthermore, delays in the approval of digital surgical plans by surgeons, or late changes in surgery date, can cause CMO expedite fees to be incurred to meet customer demand, which increase our cost of production. Expedite fees incurred during the second quarter of 2025 are expected to have a negative impact on our reported gross margins for the three months ended June 30, 2025 relative to the three months ended June 30, 2024, as described under “Prospectus Summary—Recent Developments—Preliminary estimated selected financial results as of and for the three months ended June 30, 2025” and could have negative impacts in future periods. Adapting to changes in demand inherently lags behind the actual changes because it takes time to identify the change that the market is undergoing and to implement any measures to take as a result. Finally, capacity adjustments are inherently risky because there is imperfect information, and sales trends may rapidly intensify, ebb, or even reverse. We may be unable to accurately or timely predict trends in demand and customer behavior or to take appropriate measures to mitigate risks and react to opportunities resulting from such trends. Any inability in the future to identify or to adequately and effectively react to changes in demand could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We rely on a limited number of CMOs for the manufacture, treatment, sterilization, packaging, and distribution of our products. This reliance on third parties increases the risk that we will not have sufficient quantities of our products or such quantities at an acceptable cost, and reduces our control over the manufacturing process, which could delay, prevent, or impair our development or commercialization efforts, as well as our ability to timely deliver our aprevo interbody implants.

Our business model depends on our ability to timely deliver aprevo interbody implants in order to allow surgeons to maintain their surgical schedule. We do not own or operate manufacturing facilities for clinical or commercial production of aprevo interbody implants. We have limited experience in medical device manufacturing and lack the resources and the capability to manufacture aprevo interbody implants on a commercial scale. Our products are manufactured to our specifications by CMOs who meet our manufacturer qualification standards. We have developed a streamlined DPS that manages both the upstream and downstream processes involved in producing our aprevo interbody implants; however, we rely entirely on a limited number of CMOs, only one of which is vertically integrated, to perform all the various processes in connection with the manufacture of our aprevo interbody implants. Under this manufacturing model, our CMOs electronically receive the aprevo interbody implant design; perform all of the various processes in connection with the manufacture of our products, including 3D printing, heat treatment, post-processing, cleaning and packaging, and sterilization; and then ship the completed aprevo interbody implant and accompanying single-use surgical instruments directly for use in surgery. If our CMOs are unable to produce our products in the amounts, timing, or pricing that we require, we may not be able to coordinate with our alternative CMOs to manufacture our products on a timely basis and in the quantities or pricing we require. Additionally, if our CMOs are not able to consistently deliver aprevo interbody implants on a timely basis, surgical schedules may be put in jeopardy and cause surgeons to use our competitors’ products, even if they are inferior to ours, which could cause harm to our reputation and cause our sales to decline. We expect to depend on CMOs for the foreseeable future.

Our CMOs are critical to us, and there are relatively few alternative sources of supply. Our CMOs are not currently under long-term contracts with us and may experience delays or issues, stop producing aprevo interbody implants, increase the prices they charge us, or elect to terminate their relationships with us. In any such cases, we could encounter a delay of several months to identify and evaluate suitable alternative manufacturing partners, qualify them, and perform audits to ensure that their processes comply with the Federal Food, Drug, and Cosmetic Act (the “FDCA”). Supply delays may, and the loss of our vertically integrated CMO likely would, result in our inability to timely deliver aprevo interbody implants within 10 business days of surgical plan approval, resulting in surgeons having to rely on stock implants to complete the procedures. These events could materially and adversely affect our ability to retain and attract hospitals and surgeons and could have a material negative impact on our operations, business, financial results, and financial condition.

We do not have complete control over all aspects of the manufacturing process of, and are dependent on, our CMOs for compliance with current Good Manufacturing Practice (“cGMP”) regulations applicable to our products, including compliance with the FDA’s quality systems regulations (the “QSR”). CMOs may not be able, or may fail, to comply with cGMP regulations. If our CMOs cannot successfully manufacture aprevo interbody implants that conform to our specifications and the strict regulatory requirements of the FDA, they will not be able to secure and/or maintain registration for their manufacturing facilities.

We also do not have complete control over the ability of our CMOs to maintain adequate quality control, quality assurance, and qualified personnel. The failure of our CMOs to maintain acceptable quality requirements could result in quality issues, including recalls of our products. If one of our CMOs fails to maintain acceptable quality requirements or perform as agreed, we may have to identify and qualify a new supplier or develop in-house manufacturing capabilities, which could require significant capital investments. Although we require our CMOs to supply us with aprevo interbody implants that meet our specifications and comply with applicable provisions of the QSR and other applicable legal and regulatory requirements in our agreements and contracts, and we perform incoming inspection, testing, or other acceptance activities in an effort to ensure that they meet our requirements, there is a risk that they may not supply aprevo interbody implants that meet our requirements or supply them in a timely manner. Moreover, our failure, or the failure of our CMOs, to comply with applicable cGMP requirements could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or recalls, operating restrictions, and criminal prosecutions, any of which could significantly and adversely affect our financial position.

The number of CMOs with the necessary regulatory expertise and facilities to produce aprevo interbody implants is limited, and qualification of a new CMO may be complex and time consuming. Any delay or interruption would likely lead to a delay or interruption in our manufacturing operations. The added time and cost to arrange for alternative CMOs could harm our business. Obtaining the necessary FDA or international marketing authorizations or other qualifications under applicable regulatory requirements could result in a significant interruption of supply and could require the new supplier to bear significant additional costs that may be passed on to us.

Our current and anticipated future dependence upon others for the manufacture of our products may adversely affect our future profit margins and our ability to commercialize our products on a timely and competitive basis.

If the third parties on which we rely to assist us with premarket development activities for future products do not perform as contractually required or expected, we may not obtain regulatory clearance, approval, or a CE Certificate of Conformity for our future products or be able to successfully commercialize our future products.

We often must rely on third parties to assist in conducting our pre-market development activities for our product candidates. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory obligations, or meet expected deadlines, or if these third parties need to be replaced, or if the quality or accuracy of the work product, including data, they produce is compromised due to failing to adhere to clinical protocols, to applicable regulatory requirements, or otherwise, our premarket development activities may be extended, delayed, suspended, or terminated. Under these circumstances, we may not be able to obtain regulatory clearance, approval, or a CE Certificate of Conformity for our future products or be able to successfully commercialize our future products on a timely basis, if at all, and our business, operating results, and prospects may be materially and adversely affected.

We operate in a highly competitive industry, and competitive pressures or any new developments by competitors could make the aprevo Technology Platform non-competitive or obsolete and could have a material adverse effect on our business, financial condition, results of operations, and prospects.

The medical device industry is highly competitive, subject to rapid technological change and significantly affected by new product introductions and market activities of other participants. Our currently marketed products, and any future products we commercialize, will compete against manufacturers of conventional spine and orthopedic devices.

Many of our competitors, which primarily include manufacturers of stock implants, may be able to develop products, manufacturing processes, or surgical plans competitive with, or superior to, our own. Our competitors may also have stronger intellectual property portfolios; broader spinal surgery product offerings and products supported by significantly more extensive clinical data; more established distribution networks; entrenched relationships with hospitals and surgeons; significantly greater name recognition and more recognizable trademarks for products similar to the products we sell; more established relationships with hospitals and surgeons; greater experience in obtaining and maintaining FDA and other regulatory clearances or approvals for products and product enhancement; and greater experience in launching, marketing, and selling products than we do.

The introduction by competitors of products that are, or claim to be, superior to aprevo interbody implants, or that are alternatives to our existing or planned products, may also create market confusion that may make it difficult to differentiate the benefits of our products over competing products. In addition, the entry of multiple new products and competitors may lead some of our competitors to employ pricing strategies that could adversely affect the pricing of our products and pricing in the spine surgery market generally. Additionally, the failure of procedures using the aprevo Technology Platform to present a cost-effective alternative to procedures using stock implants, including as a result of changes to the spine fusion Medicare Severity-Diagnosis Related Groups (“MS-DRGs”) reimbursements applicable to aprevo interbody implants, could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, the spine and orthopedic medical device industry in which we compete is characterized by rapid and significant technological change. We expect competition to intensify as technological advances are made. New technologies and products developed by other companies are regularly introduced into the market, which may render the aprevo Technology Platform non-competitive or obsolete.

If we are unable to meet customer demands for new technology, or if the technologies we introduce are viewed less favorably than our competitors’ products, our results of operations and future prospects may be negatively affected.

For us to remain competitive, it is essential to be at the forefront of new technologies, including in the rapidly evolving area of AI. If we are unable to meet customer demands for new technology, or if the technologies we introduce are viewed less favorably than our competitors’ products, our results of operations and future prospects may be negatively affected. To meet our customers’ needs in these areas, we must continuously work on our product design, develop our algorithms, and invest in and develop new technologies to improve the aprevo Technology Platform. We will also need to anticipate hospital and surgeon demand with respect to these technologies and which technological advances are most desirable in personalized surgery plans and aprevo interbody implants and any future additional products that we may market. This need will result in requiring our employees to continue learning and adapting to new technologies, and us competing for highly skilled talent in a competitive market. Our operating results depend to a significant extent on our ability to anticipate and adapt to technological changes in the spinal surgery and implant market, maintain and protect innovation, maintain a strong product pipeline, and reduce or maintain low costs for producing high-quality surgical plan and spinal implant products. Any inability to do so could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our business and growth strategy depend on our ability to maintain and expand our aprevo Personalized Spine Provider program. If we are unable to do so, our future growth would be limited, and our business would be harmed.

Our achievement of rapid organic adoption of the aprevo Technology Platform among hospitals and surgeons is dependent upon our continued ability to maintain a network of established surgeons. Fulfilling our obligations requires a robust supply of surgeons. If we are unable to maintain and grow our network of surgeons who have interest in the aprevo Technology Platform, it would harm our business and ability to grow and would adversely affect our results of operations. Our ability to develop and maintain satisfactory relationships with these providers also may be negatively impacted by other factors not associated with us, such as changes in Medicare and/or Medicaid reimbursement levels and other pressures on surgeons and consolidation activity among hospitals, physician groups, and healthcare providers. The failure to maintain or to secure new surgeons with interest in the aprevo Technology Platform may result in a loss of or inability to grow our hospital and surgeon base, higher costs, healthcare provider network disruptions, less-attractive service for our customers, and/or difficulty in meeting regulatory or accreditation requirements, any of which could harm our business.

Any future sales in international markets will subject us to additional costs and risks that may have a material adverse effect on our business, financial condition, results of operations, and prospects.

As of the date of this prospectus, all of our sales have been to hospitals and surgeons in the United States. We intend to pursue regulatory clearances and establish a commercial pathway in attractive international markets in the near term, and there are significant costs and risks inherent in conducting business in international markets. Upon our expansion into foreign markets, we will be subject to new business risks, in addition to regulatory risks. We can give no assurance as to the timing of regulatory authorizations in any markets or that such efforts will be successful. See the risk factor titled “We face risks related to obtaining necessary foreign marketing authorizations.” In addition, expansion into foreign markets will impose additional burdens on our executive and administrative personnel, finance and legal teams, sales and marketing teams, and general managerial resources.

We have limited experience with international regulatory regimes and market practices, and we may not be able to penetrate or successfully generate sales in new markets. We may also encounter difficulty expanding into international markets because of limited brand recognition in certain parts of the world and our limited experience with international manufacturing and distribution, leading to delayed acceptance of our products by potential customers in these international markets. In addition, international markets may have different reimbursement pathways that present additional challenges and make those markets less commercially viable. If we are unable to expand internationally and manage the complexity of international sales operations successfully, it could have a material adverse effect on our business, financial condition, results of operations, and prospects. If our efforts to introduce our products into foreign markets are not successful, we may have expended significant resources without realizing the expected benefit. Ultimately, the investment required for expansion into foreign markets could exceed the results of operations generated from this expansion.

If we fail to attract and retain senior management and other key personnel, our business may be materially and adversely affected.

Our success depends in part on our continued ability to attract, retain, and motivate highly qualified management, sales and marketing, and research and development personnel, including those with hardware expertise and software expertise, in particular in the area of AI and machine learning. We are highly dependent upon our senior management team as well as our senior technology personnel. We are also dependent on our direct sales team. We have experienced, and may in the future experience, planned or unplanned departures of members of our senior management team, our senior technology personnel, and our direct sales team. Any loss of services, whether planned or unplanned, of any of the members of our senior management team could adversely affect our business until a suitable replacement can be found.

Competition for qualified personnel in the medical device field in general and the personalized surgery field specifically is intense, due to the limited number of individuals who possess the training, skills, and experience required by our industry. We intend to continue to review and, where necessary, strengthen our senior management as the needs of our business develop, including through internal promotion and external hires. However, there may be a limited number of people with the requisite competencies to serve in these positions, and we cannot assure you that we will be able to locate or employ such qualified personnel on terms acceptable to us, or at all. We also face significant competition for personnel where our main office is located in San Diego County, California. We also intend to continue to increase our sales territories, and we may not be successful in attracting qualified personnel to staff our direct sales team in our desired new territories. To attract and maintain key personnel, we need to remain competitive in our “total rewards” offers to employees, including attractive cash compensation, equity, and benefits packages. While we regularly assess market trends for any changes in compensation across all functions, we need to remain diligent in our compensation benchmarking, especially for key personnel, to ensure that we are providing attractive offers to new employees and compensating existing employees well. Therefore, the loss of one or more of our key personnel, whether planned or unplanned, or our failure to attract and retain additional key personnel, could have a material adverse effect on our business, financial condition, results of operations, and prospects. In addition, to the extent that we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited, that they have divulged proprietary or other confidential information, or that their former employers own their research output.

We rely on our independent sales agents to generate revenue, which subjects us to various risks.

We rely on, and expect to continue to rely on, the efforts of both our direct sales team and our independent sales agents to promote and market the aprevo Technology Platform to solicit sales of our aprevo interbody implants, and we expect to continue to rely on our direct sales team with the support of independent sales agents to generate a substantial portion of our net sales in the future while we continue to dedicate meaningful resources to significantly grow our direct sales force as we continue to expand. The impairment or termination of our relationships with our independent sales agents for any reason, or the failure of these parties to diligently promote, market, and sell the aprevo Technology Platform and aprevo interbody implants and comply with applicable laws and regulations could materially and adversely affect our ability to generate revenue and profits. Because our independent sales agents control the relationships with certain of our end customers or surgeon users of our products, if our relationship with any independent sales agent ends, we may also lose our customer and surgeon relationships. Furthermore, our success is partially dependent on the willingness and ability of the independent sales agents and other employees of our independent sales agents to diligently sell our aprevo interbody implants. However, we can make no assurances that our independent sales agents will be successful in promoting and marketing our products or in providing adequate clinical support to surgeon users. In addition, because our independent sales agents do not sell aprevo interbody implants exclusively, they may focus their sales efforts and resources on other products that produce better margins or greater commissions for them or are incorporated into a broader strategic relationship with a partner. Because we do not control the independent sales agents and other employees of our independent sales agents, we cannot guarantee that our sales processes, regulatory compliance, and other priorities will be consistently communicated and executed. While we may take steps to mitigate the risks associated with non-compliance by our independent sales agents, there remains a risk that they will not comply with regulatory requirements or our requirements and policies. Actions by the sales representatives and other employees of our independent sales agents that are beyond our control could adversely impact sales in that territory or result in harm to our reputation or our products or legal liability, any of which could have a material adverse effect on our business, financial condition, and results of operations. In addition to the risk of losing customers, the operation of local laws and our agreements with our independent sales agents may make it difficult for us to replace an independent sales agent that we believe is underperforming.

We expect to continue to increase our sales territories and our independent sales agents in the United States to deepen our penetration in the United States in our existing markets and expand into new geographic territories. However, we may not be successful in doing so. If we are unable to establish new independent sales agent relationships and maintain our relationships with our existing independent sales agents on commercially reasonable terms, we may be unable to increase sales of aprevo interbody implants, which, in turn, could materially and adversely affect our business, financial condition, and results of operations.

If we are unable to successfully develop new products and effectively manage their introduction or improve our existing products, our business may be adversely affected.

We must successfully manage introductions of new or enhanced medical devices, such as the development of the aprevo Technology Platform to expand its use into cervical fusion, or new or enhanced features of the aprevo Technology Platform, including those related to any future indications. Introductions of new medical devices or features of the aprevo Technology Platform could also adversely impact the sales of our existing medical devices. For instance, the introduction or announcement of new aprevo interbody implants or an advanced aprevo Technology Platform could cause sales channel conflicts to arise or shorten the life cycle of our existing aprevo interbody implants or reduce demand for them, potentially reducing any benefits of successful new product or enhancement introductions and leading to challenges in managing the portfolio of existing aprevo Technology Platform products. In addition, new or enhanced medical devices may have higher manufacturing, marketing, information technology, or other costs than our existing medical devices, or lower market acceptance and adoption, which could negatively impact our gross margins and operating results. As the technological complexity of the aprevo Technology Platform products increases, the infrastructure to support them, such as our design and manufacturing processes and technical support for our products, may also become more complex. Accordingly, if we fail to effectively manage introductions of new or advanced medical devices, our business may be adversely affected.

We spend significant amounts on marketing and brand-building initiatives to acquire and retain customers, which may not be successful or cost effective.

We spend significant amounts in marketing initiatives to increase market awareness of the aprevo Technology Platform and the benefits of a personalized surgery plan and aprevo interbody implants. We believe our marketing programs are essential to increasing adoption of the aprevo Technology Platform by hospitals and surgeons and expanding the use of the aprevo Technology Platform to a greater number of patients.

While we have developed robust marketing initiatives, we may fail to identify marketing opportunities that satisfy our anticipated return on marketing spend or accurately predict customer acquisition or product-related concerns. If any of our marketing efforts prove less successful than anticipated in attracting new or retaining existing customers, we may not be able to recover our marketing spend, and our rates of customer acquisition and/or customer retention may fail to meet market expectations, which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Our marketing efforts may not result in increased sales of our products, and we may be unable to compete effectively in the long term.

In addition, we believe that building a strong brand and developing and achieving broad awareness of the aprevo Technology Platform is critical to achieving market success. If any of our brand-building activities prove less successful than anticipated, or such activities are inhibited by the negative perceptions of surgeons, including with respect to AI technologies, including proprietary artificial intelligence and machine learning algorithms and models (collectively, “AI Technologies”), aprevo interbody implants, surgical planning software, or lack of confidence in our processes in general, or the safety, reliability, and efficacy of the aprevo Technology Platform, our ability to attract new and retain existing customers and the rate of use of our products by existing customers could be materially adversely impacted. If this were to occur, we may not be able to recover our brand-building spend, and our rates of customer acquisition and retention and product usage may fail to meet market expectations, any of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may be subject to product and other liability claims that could require us to pay substantial sums.

We are subject to an inherent risk of, and adverse publicity associated with, product liability and other liability claims, whether or not such claims are valid. Lumbar spine and cervical spine surgeries involve significant risk of serious complications, including bleeding, tissue injury, nerve injury, paralysis, and even death. In addition, if surgeons are not sufficiently trained in the use of aprevo interbody implants, they may misuse or ineffectively use them, which may result in unsatisfactory patient outcomes or patient injury. We could become the subject of product liability lawsuits alleging that component failures, malfunctions, manufacturing flaws, design defects, or inadequate disclosure of product-related risks or product-related information resulted in an unsafe condition or injury to patients.

Product liability claims are expensive to defend, divert our management’s attention, and, if we are not successful in defending the claim, can result in substantial monetary awards against us or costly settlements. Further, successful product liability claims made against one or more of our competitors could cause claims to be made against us or expose us to a perception that we are vulnerable to similar claims. Any product liability claim brought against us, with or without merit and regardless of the outcome or whether it is fully pursued, may result in decreased demand for our products, injury to our reputation, significant litigation costs, product recalls, loss of revenue, the inability to commercialize new products or product candidates, and adverse publicity regarding our products. Any of these may have a material adverse effect on our reputation with existing and potential customers and on our business, financial condition, and results of operations. In addition, a recall of some of our products, whether or not the result of a product liability claim, could result in significant costs and loss of customers.

Even a meritless or unsuccessful product liability claim could harm our reputation, impair our ability to sell one or more of our products in the future, result in significant legal fees, and cause significant diversion of management’s attention from managing our business.

We maintain product liability insurance coverage in amounts and scope that we believe are reasonable and adequate. There can be no assurance, however, that product liability or other claims will not exceed our insurance coverage limits or that such insurance will continue to be available on reasonable, commercially acceptable terms, or at all. A successful product liability claim that exceeds our insurance coverage limits could require us to pay substantial sums and could have a material adverse effect on our financial condition. In addition, any product liability claim brought against us, with or without merit, could result in an increase of our product liability insurance rates. See the risk factor titled “Our insurance may not cover all potential losses or liabilities that may arise.”

The off-label use of aprevo interbody implants may harm our reputation in the marketplace or result in injuries that lead to fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, either of which could have a material adverse effect on our business, financial condition, and results of operations.

Our products and any marketing authorization we may receive for future products are, and will be, cleared by the FDA for specific indications. We train our direct sales team and independent sales agents to not promote aprevo interbody implants for uses outside of the FDA-cleared indications for use, known as “off-label uses.” We cannot, however, prevent a surgeon from using aprevo interbody implants off-label, when in the surgeon’s or healthcare provider’s independent professional medical judgment he or she deems it appropriate. In addition, there may be increased risk of injury to patients if surgeons attempt to use aprevo interbody implants off-label. Furthermore, the use of our products for indications other than those cleared by the FDA or approved by any foreign regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among surgeons, healthcare providers, and patients.

If the FDA or any foreign regulatory body determines that our promotional materials or trainings constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of a warning or untitled letter, injunction, seizure, civil fine, or criminal penalties. It is also possible that other federal, state, or foreign enforcement authorities might take action under another regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil, and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs, and the curtailment of our operations.

A recall of our products, either voluntarily or at the direction of the FDA or another governmental authority, or the discovery of serious safety issues with our products, could have a significant adverse impact on us.

The FDA has the authority to require the recall of commercialized products based on a finding that there is reasonable probability that the device could cause serious, adverse health consequences or death. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found or if they believe that the product could be in violation of the FDCA. Even if voluntary, the FDA requires that a medical device manufacturer report to the FDA any corrective action or removal of a device initiated to reduce a risk to health posed by the device. A government-mandated or voluntary recall could occur as a result of risk to health, component failures, manufacturing errors, design or labeling defects, or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our reputation, results of operations, and financial condition, which could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers’ demands. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits.

Any adverse event involving our products could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection, mandatory recall, or other enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

Any of our products and technologies may have unforeseen adverse events or undesirable side effects, which may require our products to be taken off the market, require our products to include safety warnings, or otherwise limit sales of our products.

Unforeseen adverse events or undesirable side effects related to the use of any of our products or technologies may arise either during clinical development or, if cleared or approved, after the product has been marketed. If we or others identify unforeseen adverse events or undesirable side effects caused by one or more of our products or technologies:

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sales of the affected product may decrease significantly, and we may not achieve the anticipated market share;
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regulatory authorities may require changes to the labeling of the affected product, which may include the addition of labeling statements, specific warnings, and contraindications, and issuing field alerts to surgeons and patients;
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we may be required to modify the affected product, change instructions regarding the way the product is used, or conduct additional clinical trials;
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we may be subject to limitations on how we may promote the affected product;
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regulatory authorities may require us to take our approved affected product off the market (temporarily or permanently) or to conduct other field safety corrective actions; and
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we may be subject to fines, litigation costs, or product liability claims; and our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase our commercialization costs and expenses, which in turn could delay or prevent us from generating sufficient revenue to achieve or sustain profitability.

The size and expected growth of our total addressable market has not been established with precision and may be smaller than we estimate.

Our estimated total addressable market is based on the data and assumptions of the SmartTRAK Report, including a compound annual growth rate (“CAGR”) of approximately 1.5% in the spinal fusion market, consistent with historical growth, resulting from, among other things, an aging U.S. population, which is expected to drive an increase in multilevel fusions in the U.S. spinal fusion market. We estimate our total addressable market opportunity for lumbar fusion procedures based on the estimated number of lumbar fusion surgeries to be performed in the United States in 2025, according to the SmartTRAK Report, and the current average selling price of our aprevo Technology Platform. Our total addressable market is the total overall revenue opportunity that we believe is available for the aprevo Technology Platform in the United States if we achieve 100% market share for lumbar fusion surgeries and is not a representation that we will achieve such market share. While we believe that the data underlying our estimates is reasonable, these assumptions and estimates may not be correct. As a result, our estimates of our total addressable market may prove to be incorrect. If the actual number of patients who would benefit from the aprevo Technology Platform, the price at which we can sell the aprevo Technology Platform, or our total addressable is smaller than we estimate, it could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Discovery of alternative technologies or other personalized spinal implant technologies could materially adversely affect our business, financial condition, results of operations, and prospects.

If medical research were to lead to the discovery of alternative technologies or devices that address the same indications as the aprevo Technology Platform in a way that is or is perceived to be more accurate, reliable, cost-effective, or otherwise improved relative to the aprevo Technology Platform, for example, through alternative analysis and surgical planning software or other personalized implant technologies or devices, the demand for our products could decrease significantly, leading to a material adverse effect on our business, financial condition, results of operations, and prospects.

Our quarterly and annual results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly and annual results of operations, including our revenue, profitability, and cash flow, may vary significantly in the future, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter or period should not be relied upon as an indication of future performance. Our quarterly and annual financial results may fluctuate as a result of a variety of factors, many of which are outside our control and, as a result, may not fully reflect the underlying performance of our business. Fluctuation in quarterly and annual results may decrease the value of our common stock. Factors that may cause fluctuations in our quarterly and annual results include, without limitation:

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market acceptance of the aprevo Technology Platform and other products and solutions that we may develop in the future;
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our ability to obtain marketing approval for the aprevo Technology Platform in international markets that we enter in the future or for other products and solutions that we may develop in the future, and the timing and scope of any such approvals that we may receive;
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the availability of reimbursement for aprevo interbody implants at acceptable reimbursement rates;
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the cost of manufacturing of aprevo interbody implants, which may vary depending on the quantity of production and the terms of our agreements with manufacturers and other vendors;
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our ability to attract, hire, train, and retain qualified personnel;
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the amount and timing of costs and expenses related to the maintenance and expansion of our business and operations;
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changes in our future pricing policies or those of our competitors;
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the level of demand for the aprevo Technology Platform and whether it receives the necessary marketing and other regulatory approvals, which may vary significantly;
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general economic, industry, and market conditions, or extraordinary external events, such as a recession;
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changes in our regulatory environment;
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expenses associated with unforeseen product quality issues;
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the timing and success or failure of clinical trials or post-approval studies for the aprevo Technology Platform or competing product candidates;
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any other change in the competitive landscape of our industry, including consolidation amongst our competitors or partners;
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litigation or other claims against us for intellectual property infringement or otherwise;
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expenses associated with indemnification obligations to third parties that are subject to litigation or claims, including in relation to intellectual property infringement, or incur other losses as a result of their use of our products;
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our ability to obtain additional financing as necessary; and
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advances and trends in new technologies and industry standards.

In addition, we typically experience a seasonal slowing of demand for our products in our third and fourth quarters due to customer availability patterns, such as vacations or travel around the summer and winter holidays. We believe this is attributable to the postponement of elective surgeries during the holidays and for summer vacation plans of healthcare providers and patients. We expect these seasonal factors to become more pronounced in absolute value of our reported results in the future as our business grows. The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts that we may provide to the market, or if the forecasts that we provide to the market are below the expectations of analysts or investors, the price of our common shares could decline substantially. Such a share price decline could occur even if we meet any previously publicly stated guidance that we may have provided.

Macroeconomic conditions could materially adversely affect our business, financial condition, results of operations, and prospects.

Macroeconomic conditions, such as persistent inflation, changes to monetary policy, high interest rates, volatile currency exchange rates, credit and debt concerns, decreasing consumer confidence and spending, including capital spending, concerns about the stability and liquidity of certain financial institutions, the introduction of or changes in tariffs or trade barriers, pandemics and other health crises, and global recessions can adversely impact demand for our products, which could negatively impact our business, financial condition, results of operations, and prospects. Recent macroeconomic conditions have been adversely impacted by geopolitical instability and military hostilities in multiple geographies, including tariffs, the Russian invasion of Ukraine and the conflicts in the Middle East, and monetary and financial uncertainties.

The impacts of these macroeconomic conditions, and the actions taken by governments, central banks, companies, and consumers in response, have resulted in, and may continue to result in, higher inflation in the United States and globally, which is likely, in turn, to lead to an increase in costs and may cause changes in fiscal and monetary policy, including additional increases in interest rates. Tariffs on equipment or materials that we may rely on or use for our products could cause our costs to increase. In addition, spine surgery procedures are often considered elective procedures, depending on the level of disability or pain of the patient. As a result, the COVID-19 pandemic had an impact on availability of elective spine surgery procedures due to restrictions imposed by governments and hospitals, and future pandemics or other health crises could also limit the availability of surgeries, which could negatively impact our business, financial condition, results of operations, and prospects. Other adverse impacts of recent macroeconomic conditions have been, and may continue to be, supply chain constraints, logistics challenges, liquidity concerns in the broader financial services industry, and fluctuations in labor availability.

In a higher inflationary environment, we may be unable to raise the prices of our products sufficiently to keep up with the rate of inflation. A higher inflationary environment can also negatively impact equipment, material, and logistics costs that, in turn, may increase the costs of producing and distributing our products.

Also, we may experience supply chain constraints, including difficulties obtaining a sufficient supply or increased prices of equipment and materials used in the manufacture of our products by our manufacturing partners. Increased interest rates may make access to credit more difficult, which may result in the insolvency of key suppliers, which would exacerbate supply chain challenges. Such supply chain constraints could cause us to fail to meet product demand or maintain our margins.

Risk Related to Regulatory Matters

The continued commercialization of the aprevo Technology Platform depends in part on the extent to which third-party payors provide coverage and adequate reimbursement levels. Failure to obtain and maintain coverage and adequate reimbursement for aprevo interbody implants could limit our ability to market them and decrease our ability to generate revenue.

While third-party payors generally currently cover and provide reimbursement for procedures using the aprevo Technology Platform, there is significant uncertainty related to the commercial payor coverage and reimbursement of newly approved products that have not yet been launched. In the United States, the level of reimbursement that hospitals receive from third-party payors, including commercial and governmental payors such as the Medicare and Medicaid programs, has a substantial impact on the prices that we are able to charge to hospitals and how widely the aprevo Technology Platform is accepted. The Medicare and Medicaid programs increasingly are used as models in the United States for how commercial payors and other governmental payors develop their coverage and reimbursement policies for medical devices. Some third-party payors may require pre-approval of coverage for new or innovative devices before they will reimburse healthcare providers who use such devices.

Our aprevo interbody implants are typically used in a hospital inpatient setting, where governmental payors, such as Medicare, generally reimburse hospitals a single bundled payment that is based on the patient’s principal diagnosis, up to 24 additional diagnoses, and up to 25 procedures performed during the stay. Cases are classified into MS-DRGs for payment under the Medicare Inpatient Prospective Payment System (“IPPS”) for all items and services provided to the patient during a single hospitalization, regardless of whether procedures utilizing the aprevo Technology Platform are performed during such hospitalization. The MS-DRG codes to which procedures using the aprevo Technology Platform are assigned provide premium reimbursement for procedures that utilize aprevo interbody implants relative to those that use stock implants. Reimbursement for professional services performed at the hospital by physicians is reported under a separate billing code and different payment methodology. Although they are not required to, commercial third-party payors often follow Medicare’s coverage and payment policies. Payment rates of other third-party payors may be consistent with Medicare rates, or they may be higher or lower, depending on their particular reimbursement methodology. As a result, hospitals’ and physicians’ access to adequate reimbursement by government and private insurance plans is central to the acceptance of our products. We may be unable to sell our products on a profitable basis if third-party payors refuse to cover procedures using the aprevo Technology Platform or reduce their current levels of reimbursement, or if our costs of production increase faster than increases in reimbursement levels.

In addition, hospitals and surgeons that use aprevo interbody implants may be subject to reimbursement claim denials upon submission of their claims. Hospitals and surgeons may also be subject to recovery of overpayments if a third-party payor makes payment for the claim and subsequently determines that such payor’s coding, billing, or coverage policies were not followed. These events, or any other decline in the amount that payors are willing to reimburse our customers, could make it difficult for existing customers to continue using or to adopt the aprevo Technology Platform and could create additional pricing pressure for us. If we are forced to lower the price that we charge for aprevo interbody implants, our gross margins will decrease, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Obtaining coverage and reimbursement can be a time-consuming process that could require us to provide supporting scientific, clinical, and cost-effectiveness data for the use of our products. We may not be able to provide data sufficient to satisfy governmental and other third-party payors that procedures using the aprevo Technology Platform should be covered and reimbursed. In addition, third-party payors continually review new and existing technologies for possible coverage and can, without notice, deny or reverse coverage for new or existing products. There can also be no assurance that third-party payor policies will provide coverage for procedures using the aprevo Technology Platform.

Further, we believe that future coverage and reimbursement may be subject to increased restrictions, such as additional prior authorization requirements, both in the United States and in international markets, which may impact utilization of our products and have a material adverse effect on our business, financial condition, results of operations, and prospects. Third-party coverage and reimbursement for our products or any of our products in development for which we may receive regulatory clearance, certification, or approval may not be available or adequate in either the United States or international markets. If demand for our products is adversely affected by third-party reimbursement policies and decisions, it could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We are subject to certain federal and state fraud and abuse laws and transparency laws, and any failure to comply could subject us to substantial penalties or other adverse consequences. In addition, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

There are numerous U.S. federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback, false claims, and transparency laws regarding payments and other transfers of value made to physicians and other healthcare professionals. Our business practices and relationships with providers are subject to scrutiny under these laws. The healthcare laws and regulations that may affect our ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from soliciting, offering, paying, receiving, or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual for, or the purchase, order, or recommendation, of any item or service for which payment may be made, in whole or in part, under federal healthcare programs, such as Medicare and Medicaid. The U.S. government has interpreted this law broadly to apply to the marketing and sales activities of medical device manufacturers. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;
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the federal civil and criminal false claims laws, including the federal civil False Claims Act, and civil monetary penalties laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other federal healthcare programs that are false or fraudulent; knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government, or knowingly making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government. In addition, certain marketing practices that, for example, induce providers to up-code to a higher reimbursement service or site of service may also violate false claims laws. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Private individuals can bring False Claims Act “qui tam” actions on behalf of the government, and such individuals, commonly known as “whistleblowers,” may share in amounts paid by the entity to the government in fines or settlement;
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the federal Civil Monetary Penalties Law, which prohibits, among other things, offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier;
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the federal Health Care Fraud Statute, which prohibits, among other things, executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;
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the federal Physician Payments Sunshine Act, which requires certain applicable manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under certain federal healthcare programs, to monitor and report to CMS certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors), certain other non-physician practitioners (physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, anesthesiology assistants, and certified nurse midwives), and teaching hospitals, and to report annually ownership and investment interests held by physicians and their immediate family members;
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U.S. federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm customers; and
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analogous state law equivalents of each of the above federal laws, state anti-kickback, and false claims laws; state laws requiring device companies to comply with specific compliance standards, restrict payments made to healthcare providers and other potential referral sources, and report information related to payments and other transfers of value to healthcare providers or marketing expenditures; and state laws related to insurance fraud in the case of claims involving private insurers.

These laws and regulations, among other things, constrain our business, marketing, and other promotional and research activities by limiting the kinds of financial arrangements, including sales programs, that we may have with hospitals and surgeons. In particular, these laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements, as well as interactions with hospitals and surgeons through consultant and advisory board arrangements, product training, sponsorships, or other activities. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare and other laws and regulations will involve substantial costs. We have entered into advisory board and consulting agreements with physicians, including some who have ownership interests in us and/or influence the ordering of or use our products in procedures they perform. Compensation under some of these arrangements includes the provision of stock or stock options. It is possible that governmental authorities will conclude that these and other business practices, including our aprevo Personalized Spine Provider program and use of independent sales agents, do not comply with current or future statutes, regulations, agency guidance, or case law involving applicable fraud and abuse or other healthcare laws and regulations. Due to the breadth of these laws, the narrowness of statutory exceptions and regulatory safe harbors available, and the range of interpretations to which they are subject, governmental authorities may possibly conclude that our business practices may not comply with healthcare laws and regulations.

To enforce compliance with the healthcare regulatory laws, certain enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions, and settlements in the healthcare industry. Responding to investigations can be time- and resource-consuming and can divert management’s attention from the business. We may be subject to private qui tam actions brought by individual whistleblowers on behalf of the federal or state governments, with potential liability under the federal False Claims Act including mandatory treble damages and significant per-claim penalties. In addition, as a result of these investigations and qui tam actions, we may have to agree to additional compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have a material adverse effect on our business, financial condition, results of operations, and prospects. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity and be costly to respond to.

If our operations are found to be in violation of any of the federal and state laws described above or any other current or future fraud and abuse or other healthcare laws and regulations that apply to us, we may be subject to significant penalties, including significant criminal, civil, and administrative penalties, damages, fines, exclusion from participation in government programs, such as Medicare and Medicaid, imprisonment, contractual damages, reputation harm, oversight if we become subject to a consent decree or corporate integrity agreement, or disgorgement, and we could be required to curtail, restructure, or cease our operations. Any of the foregoing consequences will have an adverse effect on our business, financial condition, results of operations, and prospects.

Our employees, independent sales agents, consultants, and other commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent sales agents, consultants, and other commercial partners and business associates may engage in fraudulent or illegal activity. Misconduct by these parties could include intentional, reckless, or negligent conduct or other unauthorized activities that violate the regulations of the FDA and other regulators (both domestic and foreign), including those laws requiring the reporting of true, complete, and accurate information to such regulators, manufacturing standards, healthcare fraud and abuse laws, and regulations in the United States and internationally, or laws that require the true, complete, and accurate reporting of financial information or data. In particular, sales, marketing, and business arrangements in the healthcare industry, including the sale of medical devices, are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing, and other abusive practices. It is not always possible to identify and deter misconduct by our employees, independent sales agents, consultants, and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of civil, criminal, and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid, and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, oversight if we become subject to a consent decree or corporate integrity agreement, and curtailment of operations, any of which could adversely affect our business, financial condition, results of operations, and prospects. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees and reputational harm, and divert the attention of management in defending ourselves against any of these claims or investigations.

We may be subject to damages resulting from claims that we or our employees or our independent sales agents have wrongfully used or disclosed alleged trade secrets or proprietary or confidential information of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

Many of our employees were previously employed at other medical device companies, including our competitors or potential competitors, in some cases until recently. Many of our independent sales agents market, promote, and sell, or in the past have marketed, promoted, and sold, products of our competitors. We may be subject to claims that we, our employees, or our independent sales agents have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of these former employers or competitors. In addition, we may in the future be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. If our defense to those claims fails, in addition to paying monetary damages, we may lose valuable personnel. Any future litigation or the threat thereof may adversely affect our ability to hire additional members of our direct sales team. A loss of key personnel or their work product could hamper or prevent our ability to commercialize product candidates, which could have an adverse effect on our business, results of operations, and financial condition.

Healthcare policy changes, including recently enacted legislation reforming the U.S. healthcare system, could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In the United States, there have been and continue to be a number of legislative and regulatory initiatives to contain healthcare costs. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. Current and future legislative proposals to further reform healthcare or reduce patient access to new technology may limit coverage of or lower reimbursement for the procedures using the aprevo Technology Platform. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could impact our revenue from the sale of our products.

By way of example, in the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (the “ACA”), made a number of substantial changes in the way healthcare is financed by both governmental and private insurers. Among other ways in which it may affect our business, the ACA implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians, and other providers to improve the coordination, quality, and efficiency of certain healthcare services through bundled payment models and expanded the eligibility criteria for Medicaid programs. There have been executive, judicial, and congressional challenges to certain aspects of the ACA.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. The Budget Control Act of 2011 (the “Budget Control Act”), among other things, reduced Medicare payments to providers, effective on April 1, 2013, and, due to subsequent legislative amendments to the statute, will remain in effect through 2032, unless additional congressional action is taken. In addition, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

We expect additional state and federal healthcare policies and reform measures to be adopted in the future, any of which could limit reimbursement for healthcare products and services or otherwise result in reduced demand for our products or additional pricing pressure and have a material adverse effect on our industry generally and on our customers. We cannot predict what other healthcare programs and regulations will ultimately be implemented at the federal or state level or how any future legislation or regulation in the United States may negatively affect our business, financial condition, results of operations, and prospects. The continuing efforts of the government, insurance companies, managed care organizations, and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect our ability to set a price that we believe is fair for our products, our ability to generate revenue and achieve or maintain profitability, and the availability of capital. Any changes of, or uncertainty with respect to, future coverage or reimbursement rates could affect demand for our products, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our products and operations are subject to extensive government regulation and oversight in the United States, and our failure to comply with applicable requirements could harm our business.

Our products are regulated as medical devices in the United States. Medical devices and their manufacturers and product developers are subject to extensive regulation in the United States, including by the FDA. The FDA regulates, among other things, with respect to medical devices: design, development, and manufacturing; testing, labeling, content, and language of instructions for use and storage; clinical trials; product safety; establishment registration, and device listing; marketing, sales, and distribution; premarket clearance, classification, and approval or certification; recordkeeping procedures; advertising and promotion; recalls and field safety corrective actions; post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; post-market studies; and product import and export.

The regulations to which we are subject are complex and burdensome to understand and apply and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs, or lower than anticipated sales. The FDA enforces its regulatory requirements through, among other means, periodic unannounced inspections. We do not know whether we or any of our CMOs will be found compliant in connection with any future FDA or foreign inspections. Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as: warning letters; fines; injunctions; civil penalties; termination of distribution; import alerts; recalls or seizures of products; delays in the introduction of products into the market; total or partial suspension of production; refusal to grant future clearances or approvals; withdrawals or suspensions of clearances or approvals, resulting in prohibitions on sales of our products; and, in the most serious cases, criminal penalties.

Failure to maintain marketing authorizations for our products, or to timely obtain necessary marketing authorizations for our future products, may have a material adverse effect on our business, financial condition, results of operations, and prospects.

In the United States, before we can market a new medical device, or a new use of or other significant modification to an existing, marketed medical device, we must first receive either clearance under Section 510(k) of the FDCA, approval of a premarket approval application from the FDA (“PMA”), or grant of a de novo classification request from the FDA, unless an exemption applies. In the 510(k)-clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the process of obtaining PMA approval, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing, and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting, or implantable devices. In the de novo classification process, a manufacturer whose novel device under the FDCA would otherwise be automatically classified as Class III and require the submission and approval of a PMA prior to marketing is able to request down-classification of the device to Class I or Class II on the basis that the device presents a low or moderate risk. If the FDA grants the de novo classification request, the applicant will receive authorization to market the device. This device type may be used subsequently as a predicate device for future 510(k) submissions.

The PMA approval, 510(k) clearance, and de novo classification processes can be expensive, lengthy, and uncertain. The FDA’s 510(k) clearance process usually takes from three to 12 months, but can take longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k)-clearance process and generally takes from one to three years, or even longer, from the time the application is submitted to the FDA. In addition, a PMA generally requires the performance of one or more clinical trials. Clinical data may also be required in connection with an application for 510(k) clearance or a de novo classification request. Despite the time, effort, and cost, a device may not obtain marketing authorization by the FDA. We have obtained 510(k) clearances for our commercialized medical devices, and we must obtain marketing authorization for any future devices we develop, unless they are exempt. Marketing authorizations for any of our future products, if granted, may include significant limitations on the indicated uses for the device, which may limit the potential commercial market for the device.

In the United States, any modification to a medical device for which we have obtained marketing authorization may require us to submit a new 510(k) premarket notification and obtain clearance, to submit a PMA and obtain FDA clearance, or to submit a de novo request prior to implementing the change. For example, any modification to a

510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design, or manufacture, generally requires a new 510(k) clearance or other marketing authorization. The FDA requires every manufacturer to make such determinations in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with a manufacturer’s decisions regarding whether new clearances or approvals are necessary. We have made and expected to continue making certain modifications or add additional features in the future to our medical devices that we believe do not require a new 510(k) clearance, de novo classification request, or approval of a PMA. If the FDA disagrees with our determination and requires us to seek new marketing authorizations for the modifications for which we have concluded that new marketing authorizations are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain such marketing authorization, and we may be subject to significant regulatory fines or penalties. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could adversely affect our business.

The FDA can delay, limit, or deny marketing authorization of a device for many reasons, including:

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our inability to demonstrate to the satisfaction of the FDA that our products are substantially equivalent to a predicate device or are safe and effective for their intended uses;
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the disagreement of the FDA with the design or implementation of our clinical trials or the interpretation of data from preclinical studies or clinical trials;
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serious and unexpected adverse device effects experienced by participants in our clinical trials;
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the data from our preclinical studies and clinical trials may be insufficient to support clearance, de novo classification, or approval, where required;
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our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;
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the manufacturing process or facilities that we use may not meet applicable requirements; and
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the potential for marketing authorization regulations of the FDA to change significantly in a manner rendering our clinical data or regulatory filings insufficient for marketing authorization.

In addition, even though we have received Breakthrough Device Designation and FDA clearance with respect to the development or use of certain patient-specific interbody devices for specific indications in the correction of adult lumbar spinal deformity and degenerative cervical conditions, we can provide no assurances that we will obtain Breakthrough Device Designation or FDA clearance in connection with our future products, which could have an adverse impact on our results of operations. Breakthrough Device Designation provides certain benefits, including more interactive and timely communications with FDA staff, potential use of post-market data collection to facilitate expedited development and review, opportunities for more efficient and flexible clinical study design, and prioritized review of premarket submissions. However, even if we obtain Breakthrough Device Designation for any future product candidate, there can be no guarantee that these benefits will materialize or significantly impact our development and regulatory approval process. We may not experience a faster development process, review, or approval compared to conventional FDA procedures. Breakthrough Device Designation does not alter the regulatory standards for marketing authorization or guarantee that we will ultimately obtain FDA marketing authorization. Furthermore, the FDA may rescind Breakthrough Device Designation if it believes that the designation is no longer supported by data from our clinical development program.

The risk that future trials and studies of the aprevo Technology Platform fail to replicate positive results observed as of the date of this prospectus is increased because most of our studies and trials are conducted on small samples, not powered for statistical significance, controlled for other clinical variables, or have other design limitations, and almost all such studies were conducted or sponsored by us. Independent studies with larger samples or different designs may not replicate results observed as of the date of this prospectus. Furthermore, others, including healthcare professionals and regulators, may perceive a conflict of interest with studies supported, sponsored, or funded by us or conducted by our employees or consultants, and may not find results of such studies to be compelling or credible. As a result of the foregoing, we may decide, or regulators may require us, to conduct additional clinical and non-clinical testing in addition to those that we have planned. The initiation and completion of clinical studies may be prevented, delayed, or halted for numerous reasons. We may experience delays in our clinical studies or trials for a number of reasons, which could adversely affect the costs, timing, or successful completion of our clinical studies or trials, including related to the following:

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regulators may disagree as to the design or implementation of our clinical studies or trials;
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regulators and/or institutional review boards (“IRBs”) or other bodies may not authorize us or our investigators to commence a clinical study or trial, or to conduct or continue a clinical study or trial at a prospective or specific trial site;
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we may not reach agreement on acceptable terms with third-party researchers, clinical sites, or prospective contract research organizations (“CROs”), the terms of which can be subject to extensive negotiation and may vary significantly among different researchers, sites, and CROs;
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the number of subjects or patients required for clinical studies or trials may be larger than we anticipate, enrollment in these clinical studies or trials may be insufficient or slower than we anticipate, and the number of clinical studies or trials being conducted at any given time may be high and result in fewer available patients for any given clinical study or trial, or patients may drop out of these clinical trial studies or at a higher rate than we anticipate;
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our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;
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we might have to suspend or terminate clinical studies or trials for various reasons, including occurrence of adverse events or other findings that the subjects are being exposed to unacceptable health risks;
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we may have to amend clinical study or trial protocols or conduct additional studies to reflect changes in regulatory requirements or guidance, which we may be required to submit to an IRB or other bodies and/or regulatory authorities for re-examination;
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regulators, IRBs, other bodies, or other parties may require or recommend that we or our investigators suspend or terminate clinical research for various reasons, including safety signals or non-compliance with regulatory requirements;
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the cost of clinical studies or trials may be greater than we anticipate;
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clinical sites may not adhere to the clinical protocol or may drop out of a clinical study or trial;
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we may be unable to recruit a sufficient number of clinical sites;
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regulators, IRBs, or other bodies may fail to approve or subsequently find fault with our manufacturing processes or facilities of third-party manufacturers with which we enter into agreements for clinical and commercial supplies; the supply of devices or other materials necessary to conduct clinical studies or trials may be insufficient, inadequate, or not available at an acceptable cost; or we may experience interruptions in supply;
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marketing authorization or regulations of the FDA may change in a manner rendering our clinical data insufficient for marketing authorization;
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we may be required to submit an investigational device exemption (“IDE”) application to the FDA, which must become effective prior to commencing certain human clinical studies or trials of medical devices, and the FDA may reject our IDE application and notify us that we may not begin clinical studies or trials, or place restrictions on the conduct of such efforts; similar requirements may apply in foreign jurisdictions; and
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our current or future products may have undesirable side effects or other unexpected characteristics.

Any of these occurrences may significantly harm our business, financial condition, results of operations, and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of marketing authorization of any medical device.

Patient enrollment in clinical studies or trials and completion of patient follow-up, if applicable, depend on many factors, including the size of the patient population, the nature of the protocol, the eligibility criteria for the clinical study or trial, competing clinical trials, and clinicians’ and patients’ perceptions as to the potential advantages of the product being studied. Patients participating in our clinical studies or trials may drop out before completion or experience adverse medical events unrelated to an investigational device. Delays in patient enrollment or failure of patients to continue to participate in a clinical study or trial may delay commencement or completion of the clinical study or trial, cause an increase in the costs of the clinical study or trial and delays, or result in the failure of the clinical study or trial.

Clinical studies or trials must be conducted in accordance with the laws and regulations of the FDA and other applicable regulatory authorities’ legal requirements, regulations, or guidelines, and are subject to oversight by these governmental agencies and IRBs, or other bodies at the medical institutions where the clinical studies or trials are conducted. In addition, clinical studies or trials must be conducted with supplies of our devices produced under cGMP or similar foreign requirements and other regulations applicable to the location where the clinical study or trial is conducted. We rely on third-party researchers and clinical sites, and may in the future rely on CROs, to ensure the proper and timely conduct of our clinical studies or trials, and while we have agreements governing their committed activities, we have limited influence over their actual performance. We depend on these third parties to conduct our clinical studies or trials in compliance with good clinical practice (“GCP”) requirements. To the extent that they fail to enroll participants for our clinical studies or trials, fail to conduct the study to GCP standards, or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, delays, or both. In addition, if we conduct clinical studies or trials in other countries in the future, we may be subject to further delays and expenses as a result of increased shipment costs and additional regulatory requirements, and the engagement of non-U.S. third-party contractors may expose us to risks associated with clinical investigators who are unknown to the FDA and different standards of diagnosis, screening, and medical care. See the risk factor titled “If the third parties on which we rely to assist us with premarket development activities for future products do not perform as contractually required or expected, we may not obtain regulatory clearance, approval, or a CE Certificate of Conformity for our future products or be able to successfully commercialize our future products.”

Interim, “top-line,” and preliminary data from our clinical studies or trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose interim, top-line, or preliminary data from our clinical studies or trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial or additional data collected at a later time. We also make assumptions, estimations, calculations, and conclusions as part of our analyses of data, and we may not have received or had the opportunity to evaluate all data fully and carefully. As a result, the interim, top-line, or preliminary results that we report may differ from future results of the same study or trial, or different conclusions or considerations may qualify such results once additional data have been received and fully evaluated. Interim, top-line, or preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the interim, top-line, or preliminary data that we previously announced. As a result, interim, top-line, and preliminary data should be viewed with caution until the final data are available. Adverse differences between interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in our share price.

Further, others, including regulatory agencies or other bodies, may not accept or agree with our assumptions, estimates, calculations, conclusions, or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular trial, or the approvability or potential for commercialization of the particular medical device. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. The interim, top-line, or preliminary data that we report may differ from final results, and regulatory authorities and other bodies may disagree with the conclusions reached, which may harm our ability to obtain marketing authorization for, and commercialize, our future products, which could harm our business, financial condition, results of operations, and prospects.

We are subject to ongoing regulatory review and scrutiny. Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.

We are subject to ongoing and extensive regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, sale, promotion, import, export, registration, and listing of devices. For example, medical device manufacturers must submit certain reports to the FDA and keep required records as a condition of obtaining and maintaining marketing authorization. These reports include information about failures and certain adverse events potentially associated with the device after its marketing authorization. Failure to submit such reports, or failure to submit the reports in a timely manner, could result in enforcement action by the FDA. Following its review of the periodic reports, the FDA might ask for additional information or initiate further investigation.

Regulatory changes could result in restrictions on our ability to continue or expand our operations, higher than anticipated costs, or lower than anticipated sales. We have ongoing responsibilities under FDA regulations, and the FDA and state regulatory authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state regulatory authorities, which may include any of the following or other sanctions:

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untitled letters or warning letters;
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fines, injunctions, consent decrees, and civil penalties;
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recalls, termination of distribution, administrative detention, or seizure of our products;
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customer notifications or repair, replacement, or refunds;
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operating restrictions or partial suspension or total shutdown of production;
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delays in or refusal to grant our requests for future clearances, de novo classifications or approvals, or comparable foreign marketing authorizations of new products, new intended uses, or modifications to existing products;
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withdrawals or suspensions of any granted marketing authorizations, resulting in prohibitions on sales of our products;
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FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries; and
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criminal prosecution.

Any of these sanctions could result in negative publicity, higher than anticipated costs or lower than anticipated sales, and could have a material adverse effect on our reputation, business, financial condition, results of operations, and prospects.

In addition, the FDA may change its marketing authorization policies affecting future products, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay marketing authorization of any products under development or impact our ability to modify any products authorized for market on a timely basis. Such changes may also occur in foreign jurisdictions where we may market our products in the future. Such changes could impose additional requirements upon us that could delay our ability to obtain future marketing authorizations, increase the costs of compliance, or restrict our ability to maintain any marketing authorizations that we have obtained. See the risk factor titled “Legislative or regulatory reforms in the United States may make it more difficult and costly for us to manufacture, market, or distribute our products, or to obtain marketing authorizations for any future products.”

Our products must be manufactured in accordance with applicable laws and regulations, and we could be forced to recall our devices or terminate production if we fail to comply with these regulations.

In the United States, the methods used in, and the facilities used for, the manufacture of medical devices must comply with the FDA’s cGMPs for medical devices, known as the QSR, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing, and shipping of medical devices. However, on February 23, 2024, the FDA issued a Final Rule to amend the QSR to align more closely with the International Organization for Standardization (“ISO”) standards. Specifically, this Final Rule, which the FDA expects to go into effect on February 2, 2026, replaces the QSR with the Quality Management System Regulation (“QMSR”), and among other things, incorporates by reference the quality management system requirements of ISO 13485:2016. Although the FDA has stated that the standards contained in ISO 13485:2016 are substantially similar to those set forth in the QSR, it is unclear the extent to which this Final Rule, once effective, could impose additional or different regulatory requirements on us that could increase the costs of compliance or otherwise create market pressure that may negatively affect our business. Furthermore, we are required to verify that our suppliers and third-party manufacturers maintain facilities, procedures, and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the QSR, and is expected to enforce the QMSR, through periodic announced or unannounced inspections of medical device manufacturing facilities. Our products are also subject to similar state regulations governing manufacturing.

Failure to comply with applicable FDA requirements or later discovery of previously unknown problems with our products or manufacturing processes could result in, among other things: warning letters or untitled letters; fines, injunctions, or civil penalties; suspension or withdrawal of marketing authorizations; voluntary market withdrawals or stock recoveries; seizures or recalls of our products; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA’s refusal to grant pending or future clearances or approvals for our products or similar decisions by foreign regulatory authorities or notified bodies; clinical holds; refusal to permit the import or export of our products; and criminal prosecution of us, our suppliers, or our employees. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims, and we could lose customers and experience reduced sales and increased costs.

aprevo interbody implants may cause or contribute to adverse medical events that we may be required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition, results of operations, and prospects. In addition, the discovery of serious safety issues with aprevo interbody implants, or a recall of them either voluntarily or at the direction of the FDA, could have a negative impact on us.

It is possible that there may be side effects and adverse events associated with the use of our medical devices or any future devices we develop. For example, aprevo interbody implants may be rejected by a patient’s body, migrate, or fracture, resulting in an adverse event. The FDA’s medical device reporting regulations require us to assess reportability of adverse events that come to our attention and report to the FDA when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the event as well as the nature of the event. We may fail to report events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. The FDA may also disagree with our determinations that an event was not reportable. If we fail to comply with our reporting obligations, the FDA could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our marketing authorizations, seizure of our products, or delay in obtaining marketing authorizations for our future products.

The FDA has the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found or if we believe that the product could be in violation of the FDCA. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects, or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future.

Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA may require us to, or we may decide, that we will need to, obtain new marketing authorizations for the device before we may market or distribute the corrected device. Seeking such clearances or approvals may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties, or civil or criminal fines.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA. We may initiate voluntary withdrawals or corrections for our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, it could require us to report those actions as recalls, and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us, and negatively affect our sales. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation, business, financial condition, results of operations, and prospects.

Legislative or regulatory reforms in the United States may make it more difficult and costly for us to manufacture, market, or distribute our products, or to obtain marketing authorizations for any future products.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices. In addition, the FDA may change its policies, adopt additional regulations, or revise existing regulations, or take other actions, which may prevent or delay marketing authorization of any future products under development or impact our ability to modify any products for which we have already obtained marketing authorizations on a timely basis. It is unclear the extent to which any other legislative or regulatory proposal, if adopted, could impose additional or different regulatory requirements on us that could increase the costs of compliance or otherwise create competition that may negatively affect our business.

In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new statutes, regulations, or revisions or reinterpretations of existing regulations may make it more difficult and costly to manufacture, market, or distribute our commercialized products, or may impose additional costs, lengthen marketing authorization review times, or make it more difficult to obtain marketing authorizations for any future products we develop. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action, and we may not achieve or sustain profitability.

Disruptions at the FDA and other government agencies caused by funding shortages, staffing limitations, or global health concerns could hinder their ability to hire, retain, or deploy key leadership and other personnel and prevent new or modified products from being developed, reviewed, approved, or commercialized in a timely manner, or at all, which could negatively impact our business.

The ability of the FDA and foreign regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels; statutory, regulatory, and policy changes; the FDA’s or foreign regulatory authorities’ ability to hire and retain key personnel and accept the payment of user fees; and other events that may otherwise affect the FDA’s or foreign regulatory authorities’ ability to perform routine functions. Average review times at the FDA and foreign regulatory authorities have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs or modifications to approved drugs and biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, in recent years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. In addition, the current U.S. presidential administration has issued certain policies and Executive Orders directed toward reducing the employee headcount and costs associated with U.S. administrative agencies, including the FDA, and it remains unclear the degree to which these efforts may limit or otherwise adversely affect the FDA’s ability to conduct routine activities.

Separately, in response to the COVID-19 pandemic, the FDA postponed most inspections at domestic and foreign manufacturing facilities at various points. If a prolonged government shutdown occurs, or if renewed global health concerns, funding shortages, or staffing limitations hinder or prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other such regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

We face risks related to obtaining necessary foreign marketing authorizations.

We intend to enter into international markets in the future. Upon our expansion into foreign markets, we will be subject to foreign regulatory requirements that we have limited experience with and vary widely from country to country and from the United States. The time required to obtain authorizations required by other countries may be longer than that required for FDA clearance or approval, and requirements for such approvals may differ from FDA requirements. We may be unable to obtain regulatory authorizations and may also incur significant costs in attempting to obtain foreign regulatory approvals. If we experience delays in receipt of approvals to market our products in new jurisdictions, or if we fail to receive these approvals, we may be unable to market our products in international markets in a timely manner, if at all, which could materially impact our international expansion and adversely affect our business as a whole. If any of these risks were to materialize, they could limit our expected international growth and profitability, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Failure to comply with the Foreign Corrupt Practices Act (the “FCPA”), economic and trade sanctions regulations, and similar laws could subject us to penalties and other adverse consequences.

We are subject to the FCPA and other laws in the United States and elsewhere that prohibit improper payments or offers of payments to foreign governments and their officials and political parties for the purpose of obtaining or retaining business. Certain suppliers of the materials or components used to produce our products are located in countries known to experience corruption. Business activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, contractors, or agents that could be in violation of various laws, including the FCPA and anti-bribery laws in these countries, even though these parties are not always subject to our control. While we have implemented policies and procedures designed to discourage these practices by our employees, consultants, and agents, and to identify and address potentially impermissible transactions under such laws and regulations, we cannot assure you that none of our employees, consultants, or agents will take actions in violation of our policies, for which we may be ultimately responsible.

We are also subject to certain economic and trade sanctions programs that are administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control which prohibit or restrict transactions to or from or dealings with specified countries, their governments, and, in certain circumstances, their nationals, and with individuals and entities that are specially designated nationals of those countries, narcotics traffickers, and terrorists or terrorist organizations. If it is determined that our third-party suppliers or CMOs produce or manufacture aprevo interbody implants wholly or in part with individuals and entities that are specially designated nationals of those countries, narcotics traffickers, and terrorists or terrorist organizations, then we could be prohibited from importing aprevo interbody implants into the United States.

Failure to comply with any of these laws and regulations or changes in this regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government, may result in significant financial penalties or reputational harm, which could adversely affect our business, financial condition, results of operations, and prospects.

Data Privacy Risk Factors

Actual or perceived failures to comply with applicable data privacy and security laws, regulations, standards, and other requirements could adversely affect our business, financial condition, results of operations, and prospects.

The global data protection landscape is rapidly evolving, and we, and the third-party service providers on which we rely, are or may become subject to numerous U.S., state, federal, and/or foreign laws, requirements, and regulations, in addition to contractual obligations and research protocols governing privacy and data security, including the collection, use, disclosure, retention, processing, maintenance, transfer, and security of personal information, such as information that we and our third-party service providers collect in connection with the use and development of the aprevo Technology Platform and algorithm and in clinical trials or studies, including patient data. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on our business. This evolution may create uncertainty in our business; affect our ability to operate in certain jurisdictions or to collect, store, transfer, use, and share personal information; necessitate the acceptance of more onerous obligations in our contracts; result in liability; or impose additional costs on us. The cost of compliance with these laws, regulations, and standards is high and is likely to increase in the future. Our actual or perceived failure to comply with privacy and data security regulation could lead to regulatory inquiries or enforcement actions, litigation, fines and penalties, disruptions to our business operations, reputational harm, loss of revenue business changes or delays, and other adverse business consequences.

In the United States, numerous state and federal laws, regulations, standards, and other legal obligations, including consumer protection laws and regulations, which govern the collection, dissemination, use, access to, confidentiality, security, transfer, disclosure, and processing of personal information and health-related information could apply to our operations or the operations of our partners. For example, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and the regulations that implement both laws (“HIPAA”), imposes privacy, security, and breach notification obligations on certain healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their business associates that perform certain services that involve creating, receiving, maintaining, or transmitting individually identifiable health information for or on behalf of such covered entities and their covered subcontractors. Among other requirements, HIPAA requires business associates to develop and maintain policies with respect to the protection, use, and disclosure of protected health information (“PHI”), including the adoption of administrative, physical, and technical safeguards that govern the protection of PHI, as well as certain notification requirements in the event of a breach of unsecured PHI (i.e., requirements to report breaches of unsecured PHI to covered entities, affected individuals, and the Department of Health and Human Services, if applicable). While we do not believe that we are currently subject to HIPAA as a covered entity or business associate, should we engage in certain functions or activities that involve the use or disclosure of PHI such that we are required to comply with HIPAA as a business associate, depending on the facts and circumstances, we could be subject to significant civil, criminal, and administrative fines and penalties and/or additional reporting and oversight obligations if found to be subject to and in violation of HIPAA.

Further, states continue to adopt new laws or amend existing laws related to data privacy, requiring attention to frequently changing regulatory requirements. For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, the “CCPA”), gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. As such, the CCPA requires covered businesses that process the personal information of California residents to, among other things: (i) provide certain disclosures to California residents regarding the business’s collection, use, and disclosure of their personal information; (ii) receive and respond to requests from California residents to access, delete, and correct their personal information, or to opt out of certain disclosures of their personal information; and (iii) enter into specific contractual provisions with service providers that process California resident personal information on the business’s behalf. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches, which may increase data breach litigation. Additional states, such as Virginia, Colorado, Connecticut, and Utah, have passed similar comprehensive privacy legislation, which imposes similar obligations to those in the CCPA. Further, other states, such as Nevada and Washington, have enacted privacy laws specifically governing consumer health information, with Washington providing for a private right of action. Although many of these laws currently exempt certain health-related information, the laws may increase our compliance costs and potential liability related to our data processing activities. Similar laws have been proposed in other states and at the federal level, and, if passed, such laws may have potentially conflicting requirements that would make compliance challenging.

Additionally, we may in the future become subject to rapidly evolving data protection laws, rules, and regulations in foreign jurisdictions, including foreign laws governing the privacy and security of personal data, many of which have developed privacy and data protection requirements that impose requirements that differ from those that apply within the United States. For example, in Europe, the European Union General Data Protection Regulation (the “EU GDPR”) went into effect in May 2018 and governs the collection, use, disclosure, transfer, and other processing of personal data of individuals within the European Economic Area (the “EEA”) and imposes stringent requirements for data processors and controllers of such personal data or in the context of their activities within the EEA. Companies that must comply with the EU GDPR face increased compliance obligations and risk, including robust regulatory enforcement of data protection requirements and potential fines for non-compliance of up to €20 million or 4% of the annual global revenues of the non-compliant undertaking, whichever is greater. In addition to fines, a breach of the EU GDPR may result in regulatory investigations, reputational damage, orders to cease/change our data processing activities, enforcement notices, assessment notices (for a compulsory audit), and/or civil claims (including class actions). The processing of “special category personal data” (such as personal data related to health and genetic information) may also impose heightened compliance burdens under European data protection laws and is of interest to relevant regulators. Among other requirements, the EU GDPR regulates transfers of personal data subject to the EU GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EEA and the United States remain uncertain. Case law from the Court of Justice of the European Union states that reliance on the standard contractual clauses—a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism—alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. On July 10, 2023, the European Commission adopted its Adequacy Decision in relation to the new EU-U.S. Data Privacy Framework (“DPF”), rendering the DPF effective as a GDPR transfer mechanism to U.S. entities self-certified under the DPF.

We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. In particular, we expect the DPF Adequacy Decision to be challenged and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As a result, we may have to make certain operational changes, and we will have to implement revised standard contractual clauses and other relevant documentation for existing data transfers within required timeframes. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where these cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints, and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

Since early 2021, after the end of the transition period following the United Kingdom’s departure from the European Union, we are subject to the United Kingdom under the United Kingdom General Data Protection Regulation and Data Protection Act 2018 (collectively, the “UK GDPR”), which imposes separate but similar obligations to those under the EU GDPR and comparable penalties, including fines of up to £17.5 million or 4% of a non-compliant company’s global annual revenue for the preceding financial year, whichever is greater. On October 12, 2023, the UK Extension to the DPF came into effect (as approved by the UK government), as a data transfer mechanism from the UK to U.S. entities self-certified under the DPF. As we expand into foreign countries and jurisdictions, we will become subject to additional laws and regulations that will affect how we conduct business, and we expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. Our operations could suffer additional costs, complaints, and regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results. Compliance with applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with new data protection rules. Failure or perceived failure to comply with the EU GDPR, the UK GDPR, or any such laws or regulations puts us at risk of facing significant fines and penalties that could adversely affect our business, financial condition, reputation, and results of our operations. Furthermore, conflicting requirements across applicable privacy and data security laws would complicate our compliance efforts and increase both legal risk and compliance costs for us and the third parties upon whom we rely.

The Federal Trade Commission (the “FTC”) also has authority to initiate enforcement actions against entities that make deceptive statements about privacy and data sharing in privacy policies, fail to limit third-party use of personal health information, fail to implement policies to protect personal health information, or engage in other unfair practices that harm customers or that may violate Section 5 of the FTC Act. Failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce under the FTC Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information that it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities.

Although we work to comply with applicable laws, regulations and standards, our contractual obligations, research protocols, and other obligations, any actual or perceived failure by us or our employees, representatives, contractors, consultants, or other third parties to comply with such requirements or adequately address data privacy and security concerns, even if unfounded, could result in, among other adverse impacts, damage to our reputation, loss of customer confidence in our security measures, withdrawal or withholding of customer consent for using patient data, government investigations, and enforcement actions and litigation and claims by third parties, any of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may face risks associated with our use and development of AI models.

We use and develop AI Technologies, throughout our business, and are making significant investments in this area. For example, we use AI Technologies to power the aprevo Technology Platform and drive continuous improvements in the production and performance of the platform. New products that we develop, including expansion into new indications, are also likely to incorporate AI Technologies.

We expect that increased investment will be required in the future to continuously improve our use and development of AI Technologies. As with many technological innovations, there are significant risks involved in developing, maintaining, and deploying these technologies, and there can be no assurance that the usage of or our investments in such technologies will always enhance our products or be beneficial to our business, including our efficiency or results of operations.

In particular, if the models underlying our AI Technologies are: incorrectly designed or implemented; trained or reliant on incomplete, inadequate, inaccurate, biased, or otherwise poor quality data, or on data to which we do not have sufficient rights or in relation to which we and/or the providers of such data have not implemented sufficient legal compliance measures; used without sufficient oversight and governance to ensure their responsible use; misused or used outside of scope of applicable regulatory authorizations; and/or adversely impacted by unforeseen defects, technical challenges, cybersecurity threats, or material performance issues, the performance of our products and business, as well as our reputation and the reputations of our customers, could suffer or we could incur liability resulting from the violation of laws or contracts to which we are a party, regulatory enforcement actions, or civil claims.

With respect to our products or services that incorporate AI Technologies, the market for such products and services is rapidly evolving, and important assumptions about the characteristics of targeted markets, pricing, sales cycles, cost, performance, and perceived value associated with our services or products may be inaccurate. We cannot be sure that the market will continue to grow or that it will grow in ways that we anticipate. In addition, market acceptance and consumer perceptions of products and services that incorporate AI Technologies are uncertain. Our failure to successfully develop and commercialize our products or services involving AI Technologies could depress the market price of our stock and impair our ability to: raise capital; expand our business; provide, improve, and diversify our product offerings; continue our operations and efficiently manage our operating expenses; and respond effectively to competitive developments.

For the aprevo Technology Platform, as well as for any potential future AI Technology-driven products, performance of the algorithms is generally assessed by comparing the output of the algorithms against a clinically derived reference standard (“ground truth”) for a specified dataset. This applies to internal evaluation of an algorithm’s performance, supporting external presentations and publications, and testing to support regulatory submissions. The aprevo Technology Platform output will not always agree with the opinion of a surgeon or healthcare professional, and in some cases, multiple surgeons will not agree with each other. However, while the AI Technologies we work with are novel and complex, and while we constantly work to improve our products and algorithms, we cannot assure you that our AI Technologies will be able to perform as intended under all circumstances.

Further, the data that we use to train our AI Technologies includes data collected from evaluations and tests performed on patients by third-party surgeons, and we depend upon our ability to obtain the right to use such data to continue to develop our products, including within appropriate timeframes and on commercially reasonable terms. If we are deemed to not have sufficient rights to the data we use to train our generative AI Technologies, we may be subject to litigation by the owners of the content or other materials that comprise such data, similar to the litigation that is currently pending in various U.S. courts against other developers of generative AI Technologies, and in which the outcome of such litigation is uncertain. If we are unable to obtain sufficient rights to use such data under applicable regulatory frameworks or our agreements with our customers, or our customers were to withdraw or withhold their data from us, our ability to continue to develop our products and services to our customers, and our revenue prospects, could be materially adversely impacted.

We are in varying stages of development in relation to our products and platforms involving AI Technologies. The continuous development, maintenance, and operation of our AI Technologies is expensive and complex, and may involve unforeseen difficulties including material performance problems, undetected defects, or errors. For instance, the models underlying AI Technologies can experience decay (also known as “model drift”) in which its performance and accuracy decreases over time without further human intervention to correct such decay.

We may not be successful in our ongoing development and maintenance of these technologies in the face of novel and evolving technical, reputational, and market factors. Our efforts to develop proprietary AI models could increase our operating costs. Our ability to develop proprietary AI models may be limited by our access to processing infrastructure or training data, and we may be dependent on third-party providers for such resources.

A number of aspects of intellectual property protection in the field of AI and machine learning are currently under development, and there is uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for AI and machine learning systems and relevant system input and outputs. The law is also uncertain across jurisdictions regarding the copyright ownership of content that is produced in whole or in part by generative AI tools. If we fail to obtain protection for the intellectual property rights concerning our AI Technologies, or later have our intellectual property rights invalidated or otherwise diminished, our competitors may be able to take advantage of our research and development efforts to develop competing products that could adversely affect our business, reputation, and financial condition.

Given the long history of development of AI Technologies, other parties may have (or in the future may obtain) patents or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, or sell our own AI Technologies.

The regulatory framework for AI Technologies is rapidly evolving as many federal, state, and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations. The FDA has issued guidance documents relating to the incorporation of AI Technologies into medical devices. In addition, existing laws and regulations may be interpreted in ways that would affect the operation of our AI Technologies, or could be rescinded or amended as new administrations take differing approaches to evolving AI Technologies. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet completely determine the impact that future laws, regulations, standards, or market perception of their requirements may have on our business and may not always be able to anticipate how to respond to these laws or regulations.

Certain existing legal regimes (e.g., relating to FDA submissions or data privacy) regulate certain aspects of AI Technologies, and new laws regulating AI Technologies either entered into force in the United States in 2024 or are expected to enter into force in 2025. In the United States, the Trump administration has rescinded an executive order relating to AI Technologies that was previously implemented by the Biden administration. The Trump administration may continue to rescind other existing federal orders and/or administrative policies relating to AI Technologies, or may implement new executive orders and/or other rule making relating to AI Technologies in the future. Any such changes at the federal level could require us to expend significant resources to modify our products, services, or operations to ensure compliance or that we remain competitive. U.S. legislation related to AI Technologies has also been introduced at the federal level and is advancing at the state level. For example, the California Privacy Protection Agency is currently in the process of finalizing regulations under the CCPA regarding the use of automated decision-making. California also enacted 17 new laws in 2024 that further regulate use of AI Technologies and provide consumers with additional protections around companies’ use of AI Technologies, such as requiring companies to disclose certain uses of generative AI. Other states have also passed AI-focused legislation, such as Colorado’s Artificial Intelligence Act, which will require developers and deployers of “high-risk” AI systems to implement certain safeguards against algorithmic discrimination, and Utah’s Artificial Intelligence Policy Act, which establishes disclosure requirements and accountability measures for the use of generative AI in certain consumer interactions. Such additional regulations may impact our ability to develop, use, and commercialize AI Technologies in the future.

It is possible that further new laws and regulations will be adopted in the United States and in other non-U.S. jurisdictions, or that existing laws and regulations, including competition and antitrust laws, may be interpreted in ways that would limit our ability to use AI Technologies for our business, or require us to change the way we use AI Technologies in a manner that negatively affects the performance of our system and business and the way in which we use AI Technologies. We may need to expend resources to adjust our system in certain jurisdictions if the laws, regulations, or decisions are not consistent across jurisdictions. Further, the cost to comply with such laws, regulations, or decisions, and/or guidance interpreting existing laws, could be significant and would increase our operating expenses (such as by imposing additional reporting obligations regarding our use of AI Technologies). Such an increase in operating expenses, as well as any actual or perceived failure to comply with such laws and regulations, could materially and adversely affect our business, financial condition, results of operations, and prospects.

Our business and operations may suffer in the event of information technology system failures, cyberattacks, or deficiencies in our cybersecurity.

We collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we collect, store, transmit, and process large amounts of confidential information, including intellectual property, proprietary business information, preclinical and clinical trial data, and personal information of clinical study participants, patients, healthcare professionals, and our employees and contractors (confidentially, “Confidential Information”). We may also share Confidential Information with our partners or other third parties in conjunction with our business, which we must do in a secure manner to maintain the confidentiality and integrity of such Confidential Information.

Our information technology systems and those of our customers, third-party service providers, manufacturer, and other contractors or consultants are vulnerable to attack, damage, and interruption from computer viruses and malware (e.g., ransomware), misconfigurations, “bugs” or other vulnerabilities, malicious code, natural disasters, terrorism, war, telecommunication and electrical failures, hacking, cyberattacks, phishing attacks and other social engineering schemes, employee theft or misuse, human error, unauthorized access, fraud, denial or degradation of service attacks, and sophisticated nation-state and nation-state-supported actors. We have also outsourced elements of our information technology infrastructure, and, as a result, a number of third-party vendors may or could have access to our confidential information. There can also be no assurance that our and our customers’, third-party service providers’, contractors’, and consultants’ cybersecurity risk management programs and processes, including policies, controls, or procedures, will be fully implemented, complied with, or effective in protecting our systems, networks, and Confidential Information.

If we or our third-party vendors were to experience a significant cybersecurity breach of our or their information systems or data, the costs associated with the investigation, remediation, and potential notification of the breach to counterparties and data subjects could be material. In addition, our remediation efforts may not be successful. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology and cybersecurity infrastructure, we could suffer significant business disruption, including transaction errors, supply chain or manufacturing interruptions, processing inefficiencies, data loss, or the loss of or damage to intellectual property or other proprietary information. There can also be no assurance that our and our third-party service providers’, strategic partners’, contractors’, consultants’, CROs’, and collaborators’ cybersecurity risk management program and processes, including policies, controls, or procedures, will be fully implemented, complied with, or effective in protecting our systems, networks, and Confidential Information.

Although we maintain cybersecurity policies, procedures, and trainings and undergo routine audits, we and certain of our customers and service providers may be subject to cyberattacks and security incidents from time to time. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication, and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience data security incidents, and without proper detection, monitoring, and alerting technologies in place, may remain undetected for an extended period. Even if identified, we may face challenges in investigating or remediating data security incidents due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence.

Any adverse impact to the availability, integrity, or confidentiality of our or third-party information technology systems or Confidential Information, whether actual or perceived, could result in liability, legal claims, or proceedings (such as class actions), regulatory investigations and enforcement actions, fines, and penalties, negative reputational impacts that cause us to lose existing or future customers, and/or significant incident response, system restoration or remediation, and future compliance costs, any of which could materially and adversely affect our business, financial condition, results of operations, and prospects.

As of the date of this prospectus, while we do not have evidence that we have experienced any significant system failure, accident, or security incident, if such an event were to occur and cause interruptions to our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss, corruption or unauthorized disclosure or misappropriation of our trade secrets, personal information, patient data collected from our customers, or other Confidential Information or other similar disruptions. It could also expose us to risks, including an inability to provide our services and fulfill contractual demands, and could require us to devote significant financial and other resources to address and mitigate such incident, which would increase our future information security costs, including through organizational changes, deploying additional personnel, reinforcing administrative, physical and technical safeguards, further training of employees, evaluating, and, if needed, altering third-party vendor control practices, and engaging third-party subject matter experts and consultants to address any such incident. If a security incident were to result in the unauthorized access to or unauthorized use, disclosure, release, or other processing of personal information, including the patient data of our customers, it may be necessary to notify individuals, governmental authorities, supervisory bodies, the media, and other parties pursuant to privacy and security laws and the costs associated with the investigation, remediation, and potential notification of the incident to third parties and data subjects could be material. For example, in the United States, all 50 states and several territories have laws requiring entities to notify individuals, and, in most jurisdictions, regulators, of security incidents of information involving certain personal information.

Notifications and responsive actions related to a data security incident could impact our reputation and cause us to incur significant costs, including significant legal expenses and remediation costs. We expect to incur significant costs in an effort to detect and prevent security incidents, and we may face increased costs and requirements to expend substantial resources in the event of an actual or perceived security incident. However, we cannot guarantee that we will be able to detect or prevent any such incidents, or that we can remediate any such incidents in an effective or timely manner. Our efforts to improve security and protect data from compromise may also identify previously undiscovered instances of data breaches or other cybersecurity incidents. To the extent that any data breach, disruption, or security incident were to result in any loss, destruction, or alteration of, damage, unauthorized access to, or inappropriate or unauthorized disclosure or dissemination of, our data, including personal data, or other information that is processed or maintained on our behalf, we could be exposed to litigation and governmental investigations and inquiries, the further development and commercialization of our drug candidates could be delayed, and we could be subject to significant fines or penalties for any non-compliance with applicable state, federal, and foreign privacy and security laws, rules, regulations, and standards.

Our existing general liability and cyber liability insurance policies may not cover, or may cover only a portion of, any potential claims related to security incidents to which we are exposed or may not be adequate to indemnify us for all or any portion of liabilities that may be imposed. We also cannot be certain that our existing insurance coverage will continue to be available on acceptable terms or in amounts sufficient to cover the potentially significant losses that may result from a security incident or that the insurer will not deny coverage of any future claim. Accordingly, if our cybersecurity measures, and those of our customers and service providers, fail to protect against unauthorized access, attacks (which may include sophisticated cyberattacks), and the mishandling of data, then our reputation, business, financial condition, results of operations, and prospects could be materially and adversely affected.

Risks Related to Our Intellectual Property

Our success will depend on our ability to obtain, maintain, enforce, and protect our intellectual property rights.

Our success and ability to compete depends in part on our ability to obtain, maintain, enforce, and protect issued patents, trademarks, trade secret, and other intellectual property rights and proprietary technology in the United States and elsewhere. If we cannot adequately obtain, maintain, and enforce our intellectual property rights and proprietary technology, competitors may be able to use our technologies or the goodwill we have acquired in the marketplace and erode or negate any competitive advantage we may have and our ability to compete, which could harm our business and ability to achieve profitability and/or cause us to incur significant expenses. We generally seek to protect our proprietary position by filing patent applications that are important to our business. We also seek to protect our proprietary position by acquiring or in-licensing relevant issued patents or pending patent applications or other intellectual property or proprietary rights from third parties. If we are unable to obtain or maintain patent protection with respect to any proprietary technology, our business, financial condition, results of operations, and prospects could be materially harmed.

We rely on a combination of contractual provisions, confidentiality procedures, and patent, trademark, copyright, trade secret and other intellectual property laws to protect the proprietary aspects of the aprevo Technology Platform, our aprevo interbody implants, software, brand, technologies, trade secrets, know-how, and data. These legal measures afford only limited protection, and competitors or others may gain access to or use our intellectual property rights and proprietary information. In addition, although various extensions may be available, the term of a patent, and the protection it affords, is limited. In the United States, for example, the natural expiration of a utility patent is generally 20 years from the earliest effective non-provisional filing date. Even if patents covering our technologies or products are obtained, once the patent term has expired, we may be open to competition. In addition, although upon issuance in the United States, a patent’s term can be increased based on certain delays caused by the U.S. Patent and Trademark Office (the “USPTO”), this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. Our success will also depend, in part, on preserving our trade secrets, maintaining the security of our data and know-how, and obtaining, maintaining, and enforcing other intellectual property rights. We may not be able to obtain, maintain, and/or enforce our intellectual property or other proprietary rights necessary to our business or in a form that provides us with a competitive advantage.

The patent prosecution process is expensive, time consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, defend, or license all necessary or desirable patents or patent applications at a reasonable cost or in a timely manner, or in all jurisdictions. Moreover, pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent that the issued claims cover relevant product, service, or the technology. There can be no assurance that our current or future patent applications will result in patents being issued or that our issued patents will afford sufficient protection against competitors or other third parties with similar products, services, or technologies competitive with ours, nor can there be any assurance that the patents issued will not be infringed, designed around, or invalidated by third parties.

Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for our intellectual property or other proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. These uncertainties and/or limitations in our ability to properly protect the intellectual property or other proprietary rights relating to our products, services, and technologies could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We cannot be certain that the claims in our U.S. pending patent applications, corresponding international patent applications, and patent applications in certain foreign territories will be considered patentable by the USPTO courts in the United States or by the patent offices and courts in foreign countries, nor can we be certain that the claims in our future issued patents will not be found invalid or unenforceable if challenged. Our ability to obtain and maintain valid and enforceable patents depends in part on whether our inventions are eligible for patent prosecution and, if so, whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art. Additionally, regardless of when filed, we may fail to identify relevant third-party patents or patent applications, or we may incorrectly conclude that a third-party patent is invalid or not infringed by our products, services, technologies, or activities. Therefore, we cannot be certain that we were the first to make the inventions claimed in any of our owned or in-licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

Failure to obtain, maintain, and/or enforce intellectual property rights necessary to our business and failure to protect, monitor, and control the use of our intellectual property rights could negatively impact our ability to compete and cause us to incur significant expenses. The intellectual property laws and other statutory and contractual arrangements in the United States and other jurisdictions we may in the future depend upon may not provide sufficient protection in the future to prevent the infringement, use, violation, or misappropriation of our patents, trademarks, data, technology, and other intellectual property rights by others, and may not provide an adequate remedy if our intellectual property rights are infringed, misappropriated, or otherwise violated by others.

The degree of future protection for our intellectual property rights is uncertain, and we cannot ensure that:

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others will not develop, manufacture, and/or commercialize similar or alternative products, services, or technologies that do not infringe, misappropriate, or violate any patents or other intellectual property rights that we own or have rights to;
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any patents issued to us will provide a basis for an exclusive market for our products, services, or technologies; will provide us with any competitive advantages; or will not be challenged, invalidated, modified, revoked, or circumvented by third parties;
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any of our challenged patents will ultimately be found to be valid and enforceable;
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any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect our products, services, or technologies;
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any of our pending patent applications will issue as patents, or even if issued, will include claims with a scope sufficient to protect our products, services, or technologies;
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we will be able to successfully develop, manufacture, and commercialize our products, services, or technologies on a substantial scale before relevant patents we may have expire;
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we were the first to make the inventions covered by each of our patents and pending patent applications, or we were the first to file patent applications for such inventions;
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we will develop additional proprietary inventions, products, services, or technologies that are separately patentable; or
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our commercial activities, products, services, or technologies will not infringe upon the patents of others.

If we fail to identify our patentable inventions or adequately protect our patent rights, the commercial value of our products, services, or technologies may be adversely affected, and our competitive position may be harmed.

We rely in part on our portfolio of issued patents and pending patent applications in the United States and other countries to protect our intellectual property and competitive position. However, it is also possible that we may fail to identify patentable aspects of inventions made in the course of the development, manufacture, and commercial activities conducted by or on behalf of us before it is too late to obtain patent protection on such inventions. If we fail to timely file for patent protection in any jurisdiction, we may be precluded from doing so at a later date. Although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, outside scientific collaborators, suppliers, consultants, advisors, and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in any of our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. Moreover, should we become a licensee of a third party’s patents or patent applications, depending on the terms of any future in-licenses to which we may become a party, we may not have the right to control the preparation, filing, and prosecution of patent applications, or to maintain or enforce the patents, covering technology in-licensed from third parties. Therefore, these patents and patent applications may not be prosecuted, maintained, and/or enforced in a manner consistent with the best interests of our business. While we expect that we will generally apply for patents in commercially significant countries other than the United States, where we will intend to make, use, import, offer for sale, or sell our products or services, or otherwise practice our technology, we may not accurately predict all of the countries where patent protection will ultimately be desirable. Furthermore, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from importing, using, manufacturing, and/or commercializing our own products or services, or otherwise practicing our own technology. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

The patent positions of companies, including our patent position, may involve complex legal and factual questions that have been the subject of much litigation in recent years, and, therefore, the scope of any patent claims that we have or may obtain cannot be predicted with certainty. Accordingly, we cannot provide any assurances about which of our patent applications will issue; the breadth of any resulting patent; whether any of the issued patents will be found to be infringed, invalid, or unenforceable, or will be threatened or challenged by third parties; or which of our issued patents have, or whether any of our currently pending or future patent applications that mature into issued patents will include, claims with a scope sufficient to protect our products, services, or technology. Our pending and future patent applications may not result in the issuance of patents or, if issued, may not issue in a form that will be advantageous to us.

The coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. We cannot offer any assurances that the breadth of our issued patents will be sufficient to stop a competitor from developing, manufacturing, and commercializing one or more products, services, or technologies in a non-infringing manner that would be competitive with one or more of our products, services, or technologies, or otherwise provide us with any competitive advantage. Furthermore, any successful challenge to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for our commercial success. Further, there can be no assurance that we will have adequate resources to enforce our patents.

Though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability, and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products or services. Patents, if issued, may be challenged, deemed unenforceable, invalidated, narrowed, or circumvented. Proceedings challenging our patents or patent applications could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. Any successful challenge to our patents and patent applications could deprive us of exclusive rights necessary for our commercial success. In addition, defending such challenges in such proceedings may be costly. Thus, any patents that we own or in-license may not provide the anticipated level of, or any, protection against competitors. Furthermore, an adverse decision may result in a third party receiving a patent right sought by us, which in turn could affect our ability to develop, manufacture, commercialize, import, or otherwise use our products, services, or technologies.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. In addition, periodic maintenance fees, renewal fees, annuity fees, and various other government fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent and/or applications and any patent rights we may obtain in the future. While an unintentional lapse of a patent or patent application can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly legalize and submit formal documents. If we or our patent licensors fail to maintain the patents and patent applications that we in-license, we may not be able to stop a competitor from marketing products, services, or technologies that are the same as or similar to our products, services, or technologies, which would have a material adverse effect on our business, financial condition, results of operations, and prospects.

Changes in U.S. or foreign patent laws or their interpretations could diminish the value of our patents in general, thereby impairing our ability to protect our current and future products, services, or technologies, and could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our current or future patents.

Our ability to obtain patents and the breadth of any patents obtained are uncertain in part because, as of the date of this prospectus, some legal principles remain unresolved, and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States and other countries. Changes in either patent laws or interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property rights or narrow the scope of our patent protection, which in turn could diminish the commercial value of our products, services, and technologies.

Patent reform legislation may pass in the future that could lead to additional uncertainties and increased costs surrounding the prosecution, enforcement, and defense of our patents and applications. Furthermore, the U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations.

In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on actions by the U.S. congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we own or that we might obtain or license in the future. An inability to obtain, enforce, and defend patents covering our proprietary technologies would materially and adversely affect our business, financial condition, results of operations, and prospects.

Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. Changes in patent laws and regulations in other countries or jurisdictions, changes in the governmental bodies that enforce them, or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we own or may obtain in the future. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. In addition, any protection afforded by foreign patents may be more limited than that provided under U.S. patent and intellectual property laws. We may encounter significant problems in enforcing and defending our intellectual property both in the United States and abroad. For example, if the issuance in a given country of a patent covering an invention is not followed by the issuance in other countries of patents covering the same invention, or if any judicial interpretation of the validity, enforceability, or scope of the claims or the written description or enablement in a patent issued in one country is not similar to the interpretation given to the corresponding patent issued in other countries, our ability to protect our intellectual property rights in those countries may be limited. We cannot predict future changes in the interpretation of patent laws in the United States and other countries or changes to patent laws that might be enacted into law by U.S. and foreign legislative bodies. Those changes may materially affect our patents or patent applications and our ability to obtain additional patent protection in the future. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

In June 2023, the European Unitary Patent system and the European Unified Patent Court (“UPC”) were launched. European patent applications now have the option, upon grant of a patent, of becoming a Unitary Patent, which is subject to the jurisdiction of the UPC. In addition, conventional European patents, both already granted at the time the new system began and granted thereafter, are subject to the jurisdiction of the UPC, unless actively opted out. This was a significant change in European patent practice and deciding whether to opt in or opt out of Unitary Patent practice entails strategic and cost considerations. The UPC provides third parties with a new forum to centrally revoke our European patents and makes it possible for a third party to obtain pan-European injunctions against us. It will be several years before we will understand the scope of patent rights that will be recognized and the strength of patent remedies that will be provided by the UPC. While we have the right to opt our patents out of the UPC over the first seven years of the court’s existence, doing so may preclude us from realizing the benefits of the UPC. Moreover, the decision whether to opt in or opt out of Unitary Patent status will require coordinating with co-applicants, if any, adding complexity to any such decision.

The legal systems in certain countries may also favor state-sponsored or companies headquartered in particular jurisdictions over our first-in-time patents and other intellectual property protection. We are aware of incidents where such entities have stolen the intellectual property of domestic companies in order to create competing products, and we believe that we may face such circumstances ourselves in the future. For example, through its “Annual Special 301 Report on Intellectual Property,” the Office of the United States Trade Representative has been reporting on the adequacy and effectiveness of intellectual property protection in a number of foreign countries that are U.S. trading partners and their protection and enforcement of intellectual property rights. Placement of a country on the Priority Watch List indicates that particular problems exist in that country with respect to intellectual property protection, enforcement, or market access for persons relying on intellectual property rights. Countries placed on the Priority Watch List are the focus of increased bilateral attention concerning the specific problem areas. It is possible that we will not be able to enforce our intellectual property rights against third parties that misappropriate our proprietary technology in those countries.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on our products, services, and technologies in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. The requirements for patentability may differ in certain countries, particularly in developing countries. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products, services, or technologies and, further, may export otherwise infringing products, services, or technologies to territories where we have patent protection, including importing competing products or transmitting competing technology into the United States. Patent enforcement in foreign jurisdictions is often not as strong as that in the United States. These products, services, or technologies may compete with our products, services, or technologies, and our patents or other intellectual property rights may not be effective or sufficient to prevent such competition.

Various companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries may not favor the enforcement of patents and other intellectual property protection, particularly those relating to medical devices and related services and technologies, which could make it difficult for us to stop the infringement of our patents or marketing of competing products, services, and technologies in violation of our intellectual property and proprietary rights. In addition, some jurisdictions, such as Europe, Japan, and China, may have a higher standard for patentability than the United States, including, for example, imposing a high standard for making claim amendments and for the submission of supplemental experimental data during patent examination. Under those heightened patentability requirements, we may not be able to obtain sufficient patent protection in certain jurisdictions, even though the same or similar patent protection can be secured in the United States and other jurisdictions.

Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patent rights at risk of being invalidated or interpreted narrowly, could put our owned or in-licensed patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. Various countries outside the United States, including certain countries in Europe, India, and China, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected. In addition, many countries limit the enforceability of patents against government agencies or government contractors. As a result, a patent owner in such countries may have limited remedies in certain circumstances, which could materially diminish the value of such patent. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Further, the standards applied by the USPTO and foreign patent offices in granting patents are not always applied predictably. As such, we do not know the degree of worldwide uniform protection that we will have on our technologies and products in the future.

If we cannot successfully enforce our intellectual property rights, the commercial value of our products, services, or technologies may be adversely affected, and our competitive position may be harmed.

Third parties, including our competitors, may currently, or in the future, infringe, misappropriate, or otherwise violate our issued patents or other intellectual property rights, and we may file lawsuits or initiate other proceedings to protect or enforce our patents or other intellectual property rights, which could be expensive, time consuming, and unsuccessful. We regularly monitor for unauthorized use of our intellectual property rights and, from time to time, analyze whether to seek to enforce our rights against potential infringement, misappropriation, or violation of our intellectual property rights. However, the steps we have taken, and are taking, to protect our proprietary rights may not be adequate to enforce our rights as against such infringement, misappropriation, or violation of our intellectual property rights. In certain circumstances, it may not be practicable or cost effective for us to enforce our intellectual property rights fully, particularly in certain developing countries or where the initiation of a claim might harm our business relationships. We may also be hindered or prevented from enforcing our rights with respect to a government entity or instrumentality because of the doctrine of sovereign immunity. Our ability to enforce our patent or other intellectual property rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components or methods that are used in connection with their products, services, or technologies. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product, services, or technologies. Thus, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully enforce our intellectual property rights could harm our ability to compete and reduce demand for our products, services, and technologies. We may in the future become involved in lawsuits to protect or enforce our intellectual property rights. An adverse result in any litigation proceeding could harm our business. In any lawsuit we bring to enforce our intellectual property rights, a court may refuse to stop the other party from manufacturing, commercializing, using, or importing the product, service, offering, or technology at issue on grounds that our intellectual property rights do not cover, and the other party is not infringing, violating, or otherwise misappropriating our intellectual property, through the manufacture, commercialization, use, or importation of the product, service, offering, or technology in question. Any claims we assert against perceived infringers could also provoke these parties to assert counterclaims against us, alleging that we infringe, misappropriate, or otherwise violate their intellectual property rights. If we initiate legal proceedings against a third party to enforce a patent covering a product, service, offering, or technology, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are common, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of patentable subject matter, novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Mechanisms for such challenges include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). In a patent or other intellectual property proceeding, a court may decide that a patent or other intellectual property right of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims or other intellectual property narrowly, or refuse to stop the other party from manufacturing, commercializing, using, or importing the product, service, offering, or technology at issue on the grounds that our patents or other intellectual property do not cover the manufacture, commercialization, use, or importation of the product, service, offering, or technology in question. Furthermore, even if our patents or other intellectual property rights are found to be valid and infringed, a court may refuse to grant injunctive relief against the infringer and instead may grant us monetary damages and/or ongoing royalties. Such monetary compensation may be insufficient to adequately offset the damage to our business caused by the infringer’s competition in the market. An adverse result in any litigation or administrative proceeding could put one or more of our patents or other intellectual property rights at risk of being invalidated or interpreted narrowly, which could adversely affect our competitive business, financial condition, results of operations, and prospects. Moreover, even if we are successful in any litigation, we may incur significant expense in connection with such proceedings, and the amount of any monetary damages may be inadequate to compensate us for damage as a result of the infringement and the proceedings.

We may become a party to intellectual property litigation or administrative proceedings that could be expensive, time consuming, and unsuccessful, and could interfere with our ability to develop, manufacture, commercialize, import, or otherwise use our products, services, or technologies.

Our commercial success depends, in part, on our ability to develop, manufacture, commercialize, import, or use our products, services, and technologies without infringing, misappropriating, or otherwise violating the intellectual property rights of third parties. Our industry has been characterized by extensive litigation regarding patents, trademarks, trade secrets, and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. While we take steps to ensure that we do not infringe upon, misappropriate, or otherwise violate the intellectual property rights of others, there may be other more pertinent rights of which we are presently unaware.

Third parties may initiate legal proceedings alleging that we are infringing, misappropriating, or otherwise violating their intellectual property rights. The outcomes of such proceedings are uncertain and could have a negative impact on the success of our business. It is possible that U.S. and foreign patents and pending patent applications controlled by third parties may be alleged to cover our products, services, and technologies, or that we may be accused of misappropriating third parties’ trade secrets or infringing third parties’ trademarks. We may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our products, services, or technologies, including interference proceedings, post-grant review, and inter partes review before the USPTO or equivalent foreign regulatory authority. Furthermore, we may also become involved in other proceedings, such as reexamination, derivation, or opposition proceedings before the USPTO or other jurisdictional body relating to our intellectual property rights or the intellectual property rights of others. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit. Because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, there may be applications now pending of which we are unaware and which may result in issued patents, which our current or future products, services, or technologies infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe.

There is a risk that third parties may choose to engage in litigation with us to enforce or to otherwise assert their patent rights against us. Even if we believe that such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid and enforceable, and infringed by the use of our products, services, or technologies, which could have a negative impact on the commercial success of our current and any future products, services, or technologies. If we were to challenge the validity of any such third party U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. We will have similar burdens to overcome in foreign courts in order to successfully challenge a third-party claim of patent infringement.

Our defense of any litigation or interference proceedings may fail, and, even if successful, defending such claims brought against us would cause us to incur substantial expenses and distract our management and other employees. If such claims are successfully asserted against us, we could be forced to pay substantial damages. Further, if a patent infringement or other intellectual property rights-related lawsuit were brought against us, we could be forced, including by court order, to cease developing, manufacturing, commercializing, importing, or using the infringing product, service, or technology. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Although patent, trademark, trade secret, and other intellectual property disputes have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may not be able to obtain licenses on commercially reasonable terms or at all, in which event, our business would be materially and adversely affected. Even if we were able to obtain a license, the rights may be non-exclusive, which could result in our competitors and other third parties gaining access to the same intellectual property. Ultimately, if we are unable to obtain such licenses or make any necessary changes to our products, services, or technologies, we could be forced to cease some aspect of our business operations, which could harm our business significantly.

A finding of infringement or an unfavorable interference or derivation proceedings outcome could prevent us from developing, manufacturing, commercializing, importing, or using our products, services, or technologies, or force us to cease some or all of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business, financial condition, results of operations, and prospects. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources and more mature and developed intellectual property portfolios. We could encounter delays in product introductions while we attempt to develop alternative products or technologies.

If third parties assert infringement, misappropriation, or other claims against our customers, these claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed or settle, we may be forced to pay damages or settlement payments on behalf of our customers or may be required to obtain licenses for the products, services, or technologies they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products, services, or technologies.

Our competitors, many of which have substantially greater resources and have made substantial investments in patent portfolios, trade secrets, trademarks, and competing technologies, may have applied for or obtained, or may in the future apply for or obtain, patents or trademarks that will prevent, limit, or otherwise interfere with our ability to make, use, sell, import, and/or export our products, services, or technologies. As the number of competitors in our market grows and the number of patents issued in this area increases, the possibility of patent infringement claims against us may increase. Moreover, individuals and groups that are non-practicing entities, commonly referred to as “patent trolls,” purchase patents, and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, we may receive threatening letters, notices, or “invitations to license,” or may be the subject of claims that our products, services, or technologies and business operations infringe, misappropriate, or otherwise violate the intellectual property rights of others. These matters can be time consuming, be costly to defend in litigation, divert management’s attention and resources, damage our reputation and brand, and cause us to incur significant expenses or make substantial payments. In addition, we purchase equipment or materials, including hardware and software, from suppliers, and the design of these equipment or materials may be outside of our direct control. These suppliers may not indemnify us in the event that a third party alleges that the use of such components infringes its intellectual property rights.

Any lawsuits relating to intellectual property rights could subject us to significant liability for damages and invalidate our intellectual property. Any potential intellectual property litigation also could force us to do one or more of the following:

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stop developing, making, selling, importing, or using products, services, or technologies that allegedly infringe, misappropriate, or otherwise violate the asserted intellectual property right;
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pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing, misappropriating, or otherwise violating;
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redesign those products, services, or technologies that contain the allegedly infringing intellectual property, which could be costly, disruptive, and infeasible; and attempt to obtain a license to the relevant intellectual property rights from third parties, which may not be available on commercially reasonable terms or at all, or from third parties who may attempt to license rights that they do not have;
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lose the opportunity to license our intellectual property rights to others or to collect royalty payments based upon successful protection and assertion of our intellectual property rights against others;
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incur significant legal expenses; or
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pay the attorneys’ fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing, misappropriating, or otherwise violating.

Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, and equivalent proceedings in foreign jurisdictions (for example, opposition proceedings). Such proceedings could result in revocation of or amendment to our patents in such a way that they no longer cover our products, services, or technologies. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel, and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity and/or unenforceability, we may lose at least part, and perhaps all, of the patent protection on our products, services, or technologies. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations, and prospects.

Because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions, or other interim developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock. Even if we ultimately prevail, a court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may not be an adequate remedy. Furthermore, even if resolved in our favor, the monetary cost of such litigation and the diversion of the attention of our management could outweigh any benefit we receive as a result of the proceedings. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our business. Any of the foregoing may cause us to incur substantial costs and could place a significant strain on our financial resources, divert the attention of management from our core business, and harm our reputation.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property rights.

We may also be subject to claims that our current or former employees, contractors, or other third parties have an ownership interest in our current or future patents, patent applications, or other intellectual property rights, including as an inventor or co-inventor. We may be subject to ownership or inventorship disputes in the future arising, for example, from conflicting obligations of employees, consultants, or others who were or are involved in developing our products, services, or technologies. Although it is our policy to require our employees and contractors who may be involved in the conception or development of inventions to execute agreements assigning such inventions and intellectual property rights therein to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops inventions that we regard as our own, and we cannot be certain that our agreements with such parties will be upheld in the face of a potential challenge, or that they will not be breached, for which we may not have an adequate remedy. The assignment of inventions may not be self-executing, or the assignment agreements may be breached, and litigation may be necessary to defend against these and other claims challenging inventorship or ownership of inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or the right to use, valuable intellectual property rights, and other owners may be able to license their interest in such intellectual property rights to other third parties, including our competitors. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

In addition, we may be subject to claims from third parties challenging inventorship or ownership of intellectual property rights that we regard as our own, based on claims that our agreements with employees or consultants obligating them to assign their inventions and intellectual property rights therein to us are ineffective or in conflict with prior or competing contractual obligations to assign inventions and intellectual property rights therein to another employer, to a former employer, or to another person or entity. Many of our current and former employees and consultants were previously employed at or engaged by other medical device companies, including our competitors or potential competitors. Some of these employees and consultants have executed with such previous employment or engagements confidential information non-disclosure and non-use agreements and inventions assignment agreements, which may have included non-competition provisions. Although we try to ensure that such employees and consultants do not use or otherwise disclose confidential information or intellectual property rights of others in their work for us without such other person’s consent, we may be subject to claims that we or our current or former employees or consultants have, inadvertently or otherwise, infringed, violated, or otherwise misappropriated the confidential information or the intellectual property rights of these former employers, clients, or other third parties. To the extent that our current or former employees or consultants disclose or use confidential information or intellectual property rights owned by others in their work for us, disputes may arise as to the rights in any related or resulting inventions, and litigation may be necessary to defend against these claims. It may also be necessary, or we may desire to obtain a license to such third party’s intellectual property rights to settle any such claim; however, there can be no assurance that we would be able to obtain such license on commercially reasonable terms, if at all. If our defense to those claims fails, in addition to paying monetary damages or a settlement payment, a court could prohibit us from manufacturing, commercializing, using, or importing the product, service, or technology features or practicing other intellectual property rights that are essential to our business, which could have a material adverse effect on our competitive position as well as our business, financial condition, results of operations, and prospects. In addition, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management and our employees. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with collaborators, partners, services providers, or contractors. A loss of key personnel or their work product could hamper or prevent our ability to develop, manufacture, commercialize, import, or use our products, services, or technologies, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

We depend on certain intellectual property rights that are licensed to us. We may be unsuccessful in licensing or acquiring intellectual property rights from third parties that may be necessary to develop, manufacture, commercialize, import, or use our current and/or future products, services, or technologies.

We make use of a certain computer code, which we in-license and use in the aprevo Technology Platform development process. Our rights to use such intellectual property rights in our business are subject to the continuation of and our compliance with the terms of the software license agreements between us and each of our licensors. In addition, the agreements under which we in-license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have in-licensed, or in-license in the future, prevent, or impair our ability to maintain our current or future licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Despite our best efforts, our current or future licensors might conclude that we materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products and technology generated or covered by these license agreements. If these in-licenses are terminated, this could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

A third party may hold intellectual property rights, including patent rights, that are important or necessary to the development, manufacture, commercialization, import, or use of our current and/or future products, services, or technologies, in which case, we would need to acquire or obtain a license to such intellectual property rights from such third party. A third party that perceives us to be a competitor may be unwilling to license or assign its intellectual property rights to us. In addition, the licensing or acquisition of third-party intellectual property rights is a competitive area, and other companies may also pursue similar strategies to license or acquire such third party’s intellectual property rights. Some of these companies may have a competitive advantage over us due to their size, capital resources and greater development, manufacturing, and commercialization capabilities. We also may be unable to license or acquire third party intellectual property rights on commercially reasonable terms that would allow us to make an appropriate return on our investment, or we may be unable to obtain any such license or acquisition at all. If we are unable to successfully license or acquire necessary third-party intellectual property rights, we may not be able to develop, manufacture, commercialize, or use our current and/or future products, services, or technologies, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If we are unable to protect the disclosure and use of our confidential information and trade secrets, the value of our products, services, and technologies and our business and competitive position could be harmed.

In addition to patent protection, we also rely on other intellectual property rights, including trade secrets, know-how, and/or other proprietary information that is not patentable or that we elect not to patent. However, trade secrets can be difficult to protect, and some courts are less willing or unwilling to protect trade secrets. To protect and maintain the confidentiality of our trade secrets and other proprietary information, we rely heavily on confidentiality provisions that we have in contracts with our employees, consultants, collaborators, and other third parties. We generally enter into confidentiality and inventions assignment agreements with our employees, consultants, and applicable third parties upon their commencement of a relationship with us. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes, and we may not enter into such agreements with all employees, consultants, and third parties who have been involved in the development of our inventions. Although we generally require all of our employees, consultants, advisors, and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets.

In addition, despite the protections that we place on our intellectual property and our other proprietary rights, monitoring unauthorized use and disclosure by employees, consultants, and other third parties who have access to such intellectual property or other proprietary rights is difficult, and we do not know whether the steps we have taken to protect our intellectual property or other proprietary rights will be adequate. Therefore, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by such employees, consultants, advisors, or third parties, despite the existence of our protections, including non-disclosure and use restrictions. These agreements may not provide meaningful protection against the unauthorized disclosure or use of our trade secrets, know-how, or other proprietary information in the event that the unwanted use is outside the scope of the provisions of the contracts or in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how or other proprietary information that we fail to detect. There can be no assurances that such employees, consultants, advisors, or third parties will not intentionally or unintentionally breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by third parties, including our competitors. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that information to compete with us. In addition to contractual measures, we try to protect the confidential nature of our proprietary information by maintaining physical security of our premises and electronic security of our information technology systems. Such security measures may not, for example, in the case of misappropriation of a trade secret by an employee, consultant, or other third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee, consultant, or other third party from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully.

If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed. The exposure of our trade secrets and other proprietary information would impair our competitive advantages and could have a material adverse effect on our business, financial condition, results of operations, and prospects. In particular, a failure to protect our proprietary rights may allow competitors to copy our products, services, or technologies, which could adversely affect our pricing and market share. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products, services, or technologies that we consider proprietary. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality, non-disclosure, and non-use provisions, and outcomes of such litigation are unpredictable. Enforcing a claim that a party illegally disclosed, used, or misappropriated a trade secret can be difficult, expensive, and time consuming, and the outcome is unpredictable. While we use commonly accepted security measures, trade secret violations are often a combination of federal and state laws in the United States, and the criteria for protection of trade secrets can vary among different jurisdictions. If the steps we have taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. In addition, we may need to share our trade secrets and proprietary know-how with current or future partners, collaborators, contractors, and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors. Some courts outside of the United States are less willing or unwilling to protect trade secrets, and agreement terms that address non-competition are difficult to enforce in many jurisdictions and might not be enforceable in certain cases. Finally, even if we were to be successful in the enforcement of our claims, we may not be able to obtain adequate remedies.

It is also possible that others may independently develop information or technologies that are the same as or similar to our trade secrets or other proprietary technologies and develop products, services, or technologies without obtaining access to our trade secrets or other proprietary information, in which case we, could not assert any intellectual property rights, including trade secret rights, against such parties in a manner that could prevent legal recourse by us. If we fail to obtain or maintain trade secret protection, or if any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or used by others without our consent or otherwise misappropriated, or if any such information was independently developed by a competitor, or if our competitors obtain our trade secrets or independently develop products, services, or technologies that are the same as or similar to ours, our competitive market position could be materially and adversely harmed.

If our trademarks and trade names are not adequately protected, we may not be able to build brand name recognition in our markets of interest, and our competitive position may be harmed.

Our trademarks could be challenged, opposed, invalidated, infringed, and circumvented by third parties, and our trademarks could also be diluted, be declared generic or descriptive, or found to be infringing on other marks. If any of the foregoing occurs, we could be forced to re-brand our company, products, services, or technologies, resulting in loss of brand recognition and requiring us to devote resources to advertising and marketing new brands, and suffer other competitive harm. Third parties may also adopt trademarks similar to ours, which could harm our brand identity and lead to market confusion. Further, there can be no assurance that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademarks. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. Certain of our current or future trademarks may become so well known by the public that their use becomes generic and they lose trademark protection. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

We rely on our trademarks, trade names, and brand names, such as our aprevo mark, to distinguish our products, services, and technologies from the products, services, and technologies of our competitors, and have registered or applied to register many of these trademarks in the United States and certain countries outside the

United States; however, we have not yet registered all of our trademarks in the United States and other potential markets. There can be no assurance that all of our trademark applications will be approved for registration. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO and comparable agencies in many foreign jurisdictions, third parties have opposed, and may in the future oppose, our trademark applications and may seek to cancel trademark registrations or otherwise challenge our use of the trademarks. Opposition or cancellation proceedings may be filed against our trademark filings in these agencies, and such filings may not survive such proceedings. While we may be able to continue the use of our trademarks in the event that registration is not available, particularly in the United States, where trademark rights are acquired based on use and not registration, third parties may be able to enjoin the continued use of our trademarks if such parties are able to successfully claim infringement in court. In addition, opposition or cancellation proceedings may be filed against our trademark applications and registrations, and our trademarks may not survive such proceedings. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would. Our trademarks or trade names may be infringed, circumvented, declared generic, or determined to be violating or infringing on other marks.

Our products contain third-party open-source software components, and failure to comply with the terms of the underlying open-source software licenses could restrict our ability to sell our products, affect our ability to protect our proprietary information, and subject us to possible litigation.

Our products contain software tools licensed by third parties under open-source software licenses. Use and distribution of open-source software may entail greater risks than use of third-party commercial software, as open-source software licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open-source software licenses contain requirements that the licensee make its source code publicly available if the licensee creates modifications or derivative works using such open-source software, depending on the type of open-source software the licensee uses and how the licensee uses it. If we combine our proprietary software with open-source software in a certain manner, we could, under certain open-source software licenses, be required to make available the source code of certain of our proprietary software to the public for free. This could allow our competitors to create similar products with less development effort and time, and ultimately could result in a loss of product sales and revenue. In addition, some companies that use third-party open-source software have faced claims challenging their use of such open-source software and their compliance with the terms of the applicable open-source license. We may be subject to suits by third parties claiming ownership of what we believe to be open-source software or claiming non-compliance with the applicable open-source licensing terms. Use of open-source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to compromise or attempt to compromise our technology platform and systems.

Although we typically review our use of open-source software to avoid subjecting our products, services, or technology to conditions that we do not intend, the terms of many open-source software licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products, services, or technology. Moreover, our processes for monitoring and controlling our use of open-source software in our products, services, or technology may not be effective. If we are held to have breached the terms of an open-source software license, we could be required to seek licenses from third parties to continue offering our solutions on terms that are not economically feasible; to re-engineer our products, services, or technology; to discontinue the sale of our products, services, or technology if re-engineering could not be accomplished on a timely basis; to pay statutory or other damages to the license holder; or to make generally available, in source code form, our proprietary code, any of which could materially adversely affect our business, financial condition, results of operations, and prospects.

Risks Relating to Financial and Accounting Matters

Our ability to use our net operating loss carryforwards and other tax attributes may be limited due to certain provisions of the Internal Revenue Code of 1986, as amended, or state tax law.

We have incurred substantial losses during our history and may never achieve profitability. U.S. federal net operating loss carryforwards (“NOLs”) may be carried forward indefinitely, but may only be used to offset 80% of our taxable income annually for tax years beginning after December 31, 2020. As of December 31, 2024, we had NOLs of approximately $41.5 million for federal income tax purposes and $39.4 million for state income tax purposes. Realization of these NOLs depends on future taxable income, and there is a risk that our existing NOLs for state income tax purposes could expire unused and be unavailable to offset future state taxable income, which could adversely affect our results of operations.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change federal NOLs and other tax attributes (such as tax credits) to offset its post-change taxable income and taxes may be limited. In general, an “ownership change” occurs if there is a greater than 50 percentage-point change (by value) in a corporation’s equity ownership by certain stockholders over the testing period, which is generally the three-year period preceding any potential ownership change. Transactions that have occurred since our formation, including this offering, may result in an ownership change. We have not conducted a study to determine whether an ownership change would result from this offering. In addition, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership (some of which shifts are outside our control). As a result, our ability to use pre-change federal NOLs and other tax attributes to offset future taxable income and taxes could be subject to limitations. Similar provisions of state tax law may also apply. For these reasons, even if we achieve profitability, we may be unable to use a material portion of our NOLs and other tax attributes, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

Our effective tax rate may vary significantly from period to period.

Various internal and external factors may have favorable or unfavorable effects on our future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations, or rates; structural changes in our business; new accounting pronouncements or changes to existing accounting pronouncements, non-deductible goodwill impairments; changing interpretations of existing tax laws or regulations; changes in the relative proportions of revenue and income before taxes in the various jurisdictions in which we operate that have different statutory tax rates; the future levels of tax benefits of equity-based compensation; changes in overall levels of pretax earnings; or changes in the valuation of our deferred tax assets and liabilities. Additionally, we could be challenged by state and local tax authorities as to the propriety of our sales tax compliance, and our results could be materially impacted by these compliance determinations.

Changes in tax laws or tax rulings could adversely affect our effective tax rates, results of operations, and financial condition.

Tax laws, regulations, and administrative practices in various jurisdictions are evolving and may be subject to significant changes due to economic, political, and other conditions. Changes in tax laws or treaties, issuance of new tax rulings, or changes in interpretations of existing laws could cause us to be subject to additional income-based taxes and non-income-based taxes, including payroll, sales, use, value-added, digital, net worth, property, and goods and services taxes, which in turn could adversely affect our results of operations and financial condition. These factors, together with the ambiguity of tax laws and regulations, the subjectivity of factual interpretations, and uncertainties regarding the geographic mix of earnings in any period, can affect our estimates of our effective tax rate and income tax assets and liabilities, result in changes in our estimates and accruals, and have a material adverse effect on our business results, cash flows, or financial condition. We are unable to predict what tax reforms may be proposed or enacted in the future or what effect such changes would have on our business, but such changes could potentially result in higher tax expense and payments, along with increasing the complexity, burden, and cost of compliance.

Our tax burden could increase as a result of ongoing or future tax audits.

We may be subject to periodic tax audits by tax authorities. Tax authorities may not agree with our interpretation of applicable tax laws and regulations. As a result, such tax authorities may assess additional tax, interest, and penalties. We regularly assess the likely outcomes of these audits and other tax disputes to determine the appropriateness of our tax provision and establish reserves for material, known tax exposures. However, the calculation of such tax exposures involves the application of complex tax laws and regulations in many jurisdictions. Therefore, there can be no assurance that we will accurately predict the outcomes of any tax audit or other tax dispute or that issues raised by tax authorities will be resolved at a financial cost that does not exceed our related reserves. As such, the actual outcomes of these disputes and other tax audits could have a material adverse effect on our business results or financial position.

The terms of the Customers Loan Agreement require us to meet certain operating and financial covenants and place restrictions on our operating and financial flexibility.

We are party to the Customers Loan Agreement with Customers Bank. As of March 31, 2025, $15.6 million in aggregate principal amount was outstanding under the Customers Loan Agreement.

The Customers Loan Agreement contains various covenants that limit our ability to engage in specified types of transactions, as well as financial covenants requiring us to maintain at least $4 million in unrestricted cash with the lender and to comply with certain minimum revenue amounts. These covenants limit our ability to, among other things:

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sell, transfer, lease, or dispose of our assets subject to certain exclusions;
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create, incur, assume, guarantee, or assume additional indebtedness, other than certain permitted indebtedness;
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encumber or permit liens on any of our assets other than certain permitted liens;
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make restricted payments, including paying dividends on, repurchasing, or making distributions with respect to any of our capital stock;
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make specified investments;
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consolidate, merge with, or acquire any other entity, or sell or otherwise dispose of all or substantially all of our assets; and
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enter into certain transactions with our affiliates.

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources” for more information regarding the covenants under the Customers Loan Agreement. The covenants in the Customers Loan Agreement limit our ability to take certain actions and, in the event that we breach one or more covenants, the lenders may choose to declare an event of default and require that we immediately repay all amounts outstanding of the aggregate principal amount, plus accrued interest, and foreclose on the collateral granted to it to secure such indebtedness. Such repayment could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our cash deposits with financial institutions exceed insured limits.

We maintain the majority of our cash and cash equivalents in accounts with one or more U.S. financial institutions, and our deposits at these institutions exceed insured limits. Market conditions can impact the viability of financial institutions. For example, on March 10, 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank was put into receivership. Since that time, there have been reports of instability at other U.S. banks, including First Republic Bank. Although the Federal Reserve Board, the Department of the Treasury, and the FDIC have taken steps to ensure that depositors at Silicon Valley Bank and Signature Bank can access all of their funds, including funds held in uninsured deposit accounts, and have taken additional steps to provide liquidity to other banks, there is no guarantee that, in the event of the closure of other banks or financial institutions in the future, depositors would be able to access uninsured funds or that they would be able to do so in a timely fashion. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner, or at all. For example, we were required under the Customers Loan Agreement to maintain minimum deposits with Customers Bank (as successor-in-interest to Signature Bank). Any inability to access or delay in accessing these funds could adversely affect our business and financial condition.

Risks Relating to Our Common Stock and this Offering

There may not be an active trading market for our common stock, which may cause shares of our common stock to trade at a discount from the initial public offering price and make it difficult to sell the shares of common stock you purchase.

Prior to this offering, there was no public market for our common stock. It is possible that, after this offering, an active trading market will not develop or, if developed, that any market will not be sustained, which would make it difficult for you to sell your shares of common stock at an attractive price, or at all. The initial public offering price per share of common stock has been determined by agreement among us and the representatives of the underwriters and may not be indicative of the price at which shares of our common stock will trade in the public market, if any, after this offering. The market value of our common stock may decrease from the initial public offering price. Furthermore, an inactive market may also impair our ability to raise capital in the future by selling shares of our common stock.

We are an emerging growth company and a smaller reporting company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of:

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the last day of the fiscal year during which our total annual revenue equals or exceeds $1.235 billion (subject to adjustment for inflation);
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the last day of the fiscal year following the fifth anniversary of this offering;
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the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or
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the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As a result of our “emerging growth company” status, we may take advantage of exemptions from various reporting requirements that would otherwise be applicable to public companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We also are a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million, and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our annual report on Form 10-K, and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Investors may find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less-active trading market for our common stock, and the market price of our common stock may be adversely affected and more volatile.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, accounting, and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We have also incurred and will continue to incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC and the exchange on which our securities are listed. The expenses generally incurred by public companies for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors (the “Board of Directors”), on our board committees, or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, other regulatory action, and potentially civil litigation.

If we are unable to design, implement, and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our common stock may decline.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our second annual report on Form 10-K, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to the rules and regulations of the SEC regarding compliance with Section 404 of the Sarbanes-Oxley Act. The process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation is time consuming, costly, and complicated. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations, or cash flows. Further, if we identify one or more material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we, or if required, our auditors, are unable to assert that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could also become subject to investigations by the stock exchange on which our common stock is listed, the SEC, or other regulatory authorities, which could require additional financial and management resources. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We do not intend to pay dividends in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the market price of our common stock.

We have never declared or paid cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination related to dividend policy will be made at the discretion of our Board of Directors, subject to applicable laws, and will depend upon, among other factors, our results of operations, prospects, financial condition, contractual restrictions, and capital requirements. In addition, our ability to pay cash dividends on our capital stock is limited by the terms of the Customers Loan Agreement and may be limited by the terms of any future debt or preferred securities we issue or any future credit facilities we enter into. Accordingly, investors must for the foreseeable future rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

If our operating and financial performance in any given period does not meet any guidance that we provide to the public, the market price of our common stock may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If actual circumstances differ from those in our assumptions, our operating and financial results could fall below our publicly announced guidance or the expectations of investors. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts or investors generally, or if we reduce our guidance for future periods, the market price of our common stock may decline. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

We will have broad discretion in the use of net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. We intend to use a portion of the net proceeds to support the commercialization of the aprevo Technology Platform and expand and improve our product offerings, and the remainder for working capital and general corporate purposes.

If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations, and prospects could be harmed, and the market price of our common stock could decline. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. These investments may not yield a favorable return to our investors.

Investors in this offering will experience immediate and substantial dilution.

The initial public offering price of our common stock is substantially higher than the pro forma as adjusted net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma as adjusted net tangible book value per share after this offering. Based on the initial public offering price of $15.00 per share, you will experience immediate dilution of $10.44 per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed 48.9% of the aggregate price paid by all purchasers of our common stock but will own only approximately 25.3% of our total equity outstanding after this offering. Furthermore, if the underwriters exercise their option to purchase additional shares, or outstanding options and warrants are exercised, you could experience further dilution. This dilution is due to our investors who purchased shares prior to this offering having paid substantially less when they purchased their shares than the price offered to the public in this offering. To the extent that outstanding options or warrants are exercised, there will be further dilution to new investors. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

Participation in this offering by certain of our existing stockholders and/or their affiliates could reduce the public float of our shares.

Entities and individuals affiliated and associated with B Capital Group and U.S. Venture Partners have indicated an interest in purchasing up to approximately $20.0 million and $11.0 million, respectively, in shares of our common stock in this offering at the initial public offering price. Given these indications of interest are not binding agreements or commitments to purchase, entities and individuals affiliated and associated with B Capital Group or U.S. Venture Partners could determine to purchase more, fewer or no shares in this offering or the underwriters could determine to sell more, fewer or no shares to entities and individuals affiliated and associated with B Capital Group or U.S. Venture Partners. The underwriters will receive the same underwriting discounts and commissions on any of our shares purchased by the entities and individuals affiliated and associated with B Capital Group or U.S. Venture Partners as they will from any other shares sold to the public in this offering.

If entities or individuals affiliated or associated with B Capital Group or U.S. Venture Partners are allocated all or a portion of the shares in which each has indicated an interest in this offering or are allocated more shares than each has indicated an interest in this offering, and entities or individuals affiliated or associated with B Capital Group or U.S. Venture Partners purchases any such shares, such purchases would reduce the public float of our shares if entities or individuals affiliated or associated with B Capital Group or U.S. Venture Partners holds these shares long-term. B Capital Group, U.S. Venture Partners and certain of their respective affiliates, including our directors affiliated with those entities, have each agreed not to sell or otherwise transfer or dispose of any of our securities for a period of 180 days from the date of this prospectus.

A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell shares of common stock purchased in this offering. While certain of our existing stockholders and their affiliated entities have expressed interest in potentially participating in this offering, there are no assurances that they will participate in the offering to a material extent, or at all.

Future sales and issuances of our securities, including to support business growth or pursuant to our equity incentive plans, may cause dilution to our stockholders or decrease our stock price.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges and opportunities, including the need to develop new products, enhance our existing products, enhance our operating infrastructure, potentially expand internationally, and potentially acquire complementary businesses and technologies. In order to achieve these objectives, we may make future commitments of capital resources. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. In addition, the incurrence of indebtedness would increase our fixed obligations and include covenants or other restrictions that would impede our ability to manage our operations. Further, if additional financing is needed, we may not be able to obtain additional financing on terms favorable to us or at all. Our inability to obtain adequate financing or financing on terms satisfactory to us, when we require it, could significantly limit our ability to continue supporting our business growth and responding to business challenges and opportunities.

Furthermore, pursuant to our 2025 Plan, our management is authorized to grant stock options and other equity-based awards to our employees, directors and consultants. Additionally, the number of shares of our common stock reserved for issuance under our 2025 Plan will automatically increase on January 1 of each calendar year, beginning on January 1, 2026 and continuing through and including January 1, 2035, by 5% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our Board of Directors. In addition, pursuant to our 2025 ESPP, the number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, beginning on January 1, 2026 and continuing through and including January 1, 2035, by 1% of the total number of shares of our capital stock outstanding on the last day of the calendar month before the date of the automatic increase or a lesser number of shares determined by our Board of Directors. Unless our Board of Directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, as of March 31, 2025, our executive officers, directors, owners of more than 5% of our capital stock, and their respective affiliates beneficially owned approximately 76.4% of our outstanding shares, and, upon the closing of this offering, that same group will beneficially own approximately 57.1% of our outstanding shares (assuming no exercise of the underwriters’ option to purchase additional shares and no purchases of shares in this offering by anyone of this group). Therefore, even after this offering, these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up, market standoff, and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based upon the number of shares outstanding as of March 31, 2025 and assuming (i) the conversion of our outstanding convertible preferred stock as of March 31, 2025, into an aggregate of 15,245,731 shares of our common stock immediately prior to the completion of this offering; (ii) no exercise of the underwriters’ option to purchase additional shares of common stock; and (iii) no exercise of outstanding options or warrants subsequent to March 31, 2025, upon the closing of this offering, we will have outstanding a total of 26,516,274 shares of common stock. Of these shares, all of the shares of our common stock sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering, other than shares purchased by our “affiliates” (as such term is defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”)). See the section titled “Shares Eligible for Future Sale” in this prospectus for restrictions applicable to our affiliates.

We anticipate that we and each of our directors, our executive officers, and substantially all of our other record holders of our outstanding common stock, stock options, warrants, and securities convertible into our common stock have entered or will enter into lock-up agreements with the underwriters prior to the commencement of this offering. The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus (the “Lock-Up Period”). After the expiration of the lock-up agreements and the market standoff restrictions described below, as of March 31, 2025, up to approximately 19,922,167 additional shares of common stock will be eligible for sale in the public market, approximately 57.1% of which shares are owned by directors, executive officers, and other owners of more than 5% of our outstanding common stock, stock options, warrants, and securities convertible into our common stock and will be subject to Rule 144 under the Securities Act. The representatives of the underwriters may, however, in their sole discretion, permit our officers, directors, and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

In addition, after the expiration of the lock-up agreements and the market standoff restrictions, as of March 31, 2025, 2,592,759 shares of common stock that are subject to outstanding options or subject to outstanding warrants will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

After this offering, based upon the number of shares outstanding as of March 31, 2025, the holders of approximately 15.3 million shares of our common stock, or approximately 76.6% of our total outstanding common stock, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements and market standoff restrictions described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Record holders of our securities are typically the parties to the lock-up agreements with the underwriters and the market standoff restrictions referred to above, while holders of beneficial interests in our shares who are not also record holders in respect of such shares are not typically subject to any such agreements or other similar restrictions. Accordingly, we believe that holders of beneficial interests who are not record holders and are not bound by market standoff restrictions or lock-up agreements could enter into transactions with respect to those beneficial interests that negatively impact our stock price. In addition, a security holder who is neither subject to market standoff restrictions with us nor a lock-up agreement with the underwriters may be able to sell, short sell, transfer, pledge, or otherwise dispose of or attempt to sell, short sell, transfer, hedge, pledge, or otherwise dispose of their equity interests at any time.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws, both of which will be in effect immediately prior to the completion of this offering, will:

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permit our Board of Directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences, and privileges as they may designate;
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provide that the authorized number of directors may be changed only by resolution of our Board of Directors;
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provide that our Board of Directors will be classified into three classes of directors, divided as nearly as equal in number as possible;
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provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least 66 2/3% of the voting power of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;
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provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
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require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;
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provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing and also specify requirements as to the form and content of a stockholder’s notice;
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provide that special meetings of our stockholders may be called only by our Board of Directors pursuant to a resolution adopted by a majority of the total number of directors constituting the Board of Directors, and not by our stockholders; and
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not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

In addition, we are also subject to the anti-takeover provisions contained in Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”). Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the Board of Directors has approved the transaction.

For a description of our capital stock, see the section titled “Description of Capital Stock.”

Claims for indemnification by our directors, officers, and other employees or agents may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to the completion of this offering will provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect immediately prior to the completion of this offering may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. We also maintain customary directors’ and officers’ liability insurance. See the section titled “Management—Limitations on Liability and Indemnification Matters.”

In addition, as permitted by Section 145 of the DGCL, our amended and restated bylaws to be effective immediately prior to the completion of this offering and our indemnification agreements that we have entered into with our directors, officers, and certain other employees will provide that:

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We will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner that such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.
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We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.
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We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
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We will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our Board of Directors or brought to enforce a right to indemnification.
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The rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees, and agents and to obtain insurance to indemnify such persons.
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We may not retroactively amend our amended and restated bylaws provisions to reduce our indemnification obligations to directors, officers, employees, and agents.

Our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or stockholders to us or to our stockholders, any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering, or our amended and restated bylaws that will be in effect immediately prior to the completion of this offering (as either may be amended from time to time), or any action asserting a claim against us that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering will also provide that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees, or agents and arising under the Securities Act. Nothing in our amended and restated certificate of incorporation or amended and restated bylaws that will be in effect immediately prior to the completion of this offering will preclude stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

If any action the subject matter of which is within the scope described above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”), in the name of any stockholder, such stockholder shall be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the applicable provisions of our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering and having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Although our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering will contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

We believe that these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums, and protection against the burdens of multi-forum litigation. However, this choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees, or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find the choice of forum provision that will be contained in our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition, results of operations, and prospects.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

Even if an active trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could reduce the market price of our common stock regardless of our operating performance. In addition, our results of operations could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly results of operations, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, data privacy and security-related events, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors, adverse publicity about the medical device industry, or individual scandals, and, in response, the market price of our common stock could decrease significantly. You may be unable to resell your shares of common stock at or above the initial public offering price.

Stock markets experience extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the market price for our stock would be negatively impacted. In the event that we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property, or our stock performance, or if our results of operations fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

General Risk Factors

If we engage in acquisitions or strategic partnerships, it may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

From time to time, we may evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary offerings, intellectual property rights, technologies, or businesses. Any acquisition or strategic partnership may entail numerous risks, including:

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increased operating expenses and cash requirements;
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the assumption of additional indebtedness or contingent liabilities;
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assimilation of operations, intellectual property, and products of an acquired company, including difficulties associated with integrating new personnel;
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the diversion of our management’s attention from our existing operations in pursuing such a strategic merger or acquisition;
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loss of key personnel and uncertainties in our ability to maintain key business relationships;
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uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or future products and regulatory approvals; and
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our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we undertake acquisitions or strategic partnerships, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses, and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition or partnership opportunities, and even if we do locate such opportunities, we may not be able to successfully bid for or obtain them due to competitive factors or lack of sufficient resources. This inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business.

We or the third parties we depend on may be adversely affected by natural disasters and other catastrophic events, and our business continuity and disaster recovery plans may not adequately protect us from a serious natural disaster or other catastrophic event. Any interruption in our operations or the operations of our CMOs may have a material adverse effect on our business, financial condition, results of operations, and prospects.

Severe weather, natural disasters, and other catastrophic events, including pandemics or other public health crises, earthquakes, tsunamis, hurricanes, floods, fires, explosions, accidents, power outages, cyberattacks, telecommunications failures, mechanical failures, unscheduled downtimes, civil unrest, strikes, transportation interruptions, unpermitted discharges or releases of toxic or hazardous substances, other environmental risks, wars or other conflicts (including conflicts in Ukraine and the Middle East), sabotage, terrorist attacks, or other intentional acts of vandalism or misconduct could severely disrupt our operations, or the operations of the manufacturer of aprevo interbody implants, and have a material adverse effect on our business, financial condition, results of operations, and prospects.

If a natural disaster or other catastrophic event occurs that prevents us or our CMOs from using all or a significant portion of our or their headquarters or other facilities, that damages critical infrastructure, or that otherwise disrupts operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar catastrophic event. The potential impact of any disruption would depend on the nature and extent of the damage caused by a disaster. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, our corporate headquarters and one of our CMO’s facilities are located in Carlsbad, California, near major earthquake faults and fire zones. We do not carry earthquake insurance. Furthermore, integral parties in our supply chain are similarly vulnerable to natural disasters or other sudden, unforeseen, and severe adverse events. If such an event were to affect our supply chain, it could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We are subject to risks from legal and arbitration proceedings that may prevent us from pursuing our business activities or require us to incur additional costs in defending against claims or paying damages.

We may become subject to legal disputes and regulatory proceedings in connection with our business activities involving, among other things, product liability, product defects, intellectual property infringement, employment matters, and/or alleged violations of other applicable laws in various jurisdictions. We may not be insured against all potential damages that may arise out of any claims to which we may be party in the ordinary course of our business. A negative outcome of these proceedings may prevent us from pursuing certain activities and/or require us to incur additional costs in order to do so and pay damages. In addition, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, financial condition, results of operations, and prospects. Additionally, the significant increase in the cost of directors’ and officers’ liability insurance may cause us to opt for lower overall policy limits or to forgo insurance that we may otherwise rely on to cover significant defense costs, settlements, and damages awarded to plaintiffs.

The outcome of pending or potential future legal and arbitration proceedings is difficult to predict with certainty. In the event of a negative outcome of any material legal or arbitration proceeding, whether based on a judgment or a settlement agreement, we could be obligated to make substantial payments, which could have a material adverse effect on our business, financial condition, results of operations, and prospects. In addition, the costs related to litigation and arbitration proceedings may be significant, and any legal or arbitration proceedings could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon effectiveness of the registration statement of which this prospectus forms a part, we became subject to the periodic reporting requirements of the Exchange Act. We must design our disclosure controls and procedures to reasonably assure that information we must disclose in reports that we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement, causing us to fail to make a required related party transaction disclosure. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Our insurance may not cover all potential losses or liabilities that may arise.

We are not insured against all potential losses or liabilities that may arise, as insurance coverage may be unavailable, not cost-effective, or subject to significant limitations. For example, we are not insured against business interruptions suffered by third parties that we depend on, environmental liabilities, or patent infringement, among other types of risks. Furthermore, no assurance can be given that an insurance carrier will not seek to cancel or deny coverage after a claim has occurred. If a loss or liability occurs that is not fully covered by insurance, we may be required to pay substantial amounts, which could adversely affect our cash position and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

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our preliminary estimated selected financial results as of and for the three months ended June 30, 2025;
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our ability to advance the aprevo Technology Platform and any potential future products through applicable regulatory approval processes;
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existing regulations and regulatory developments in the United States and other jurisdictions;
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our ability to maintain or improve our third-party payor reimbursement strategy;
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our ability to attract and retain hospitals and surgeons;
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our expectations concerning orders for our products and utilization by existing hospitals and surgeons;
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our expectations regarding the potential market size for the aprevo Technology Platform;
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our ability to maintain our competitive technological advantages;
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our intentions to pursue adjacent and international markets;
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our ability to continue improving our products and technology;
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our commercialization and marketing capabilities and strategies;
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our ability to maintain or reduce our manufacturing times of our CMOs;
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our reliance on a limited number of CMOs;
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the implementation of our business model and strategic plans for our business and products and technology;
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our relationships with, and the capabilities of, our suppliers;
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the scope of protection we are able to establish and maintain for intellectual property rights covering our products;
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our ability to effectively manage our growth;
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our anticipated use of proceeds from this offering;
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our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;
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estimates of our expenses, future revenue, capital requirements, our needs for additional financing, and our ability to obtain additional capital; and
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our future financial performance.

In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section titled “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

This prospectus also contains estimates, projections, and other information concerning our industry, our business, and the markets for our product candidates. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market, and other data from our own internal estimates and research, as well as from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data, and similar sources. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section titled “Risk Factors” and elsewhere in this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of 6,700,000 shares of our common stock in this offering will be approximately $88.3 million, or approximately $103.3 million if the underwriters exercise in full their option to purchase up to 1,005,000 additional shares, based on the initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to support the commercialization of the aprevo Technology Platform and expand and improve our product offerings, including:

•
approximately $24.7 million to support our increased sales and marketing efforts;
•
approximately $45.9 million to fund our research and development activities to advance the aprevo Technology Platform, including the continued development of the aprevo Technology Platform for use in cervical spine fusion surgeries; and
•
the remainder for working capital and general corporate purposes.

Based on our current operating plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, the expected cash generated from sales of aprevo interbody implants, and amounts currently available for draw future borrowings under our Customers Loan Agreement, will be sufficient to fund our planned operating expenses and capital expenditure requirements for at least the next 12 months.

The expected use of the net proceeds from this offering represents our intentions based upon our current operating plan and business conditions, which could change in the future as our plans and business conditions evolve. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including business conditions, revenue growth, progress of research and development, international considerations, strategic opportunities, and corporate goals. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending our use of proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments, and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business, and therefore we do not anticipate paying cash dividends on our common stock in the foreseeable future. The terms of the Customers Loan Agreement also limit our ability to pay dividends, and we may enter into additional credit agreements or other borrowing arrangements in the future that may restrict our ability to declare or pay cash dividends on our capital stock. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our results of operations, financial condition, capital requirements, and other factors deemed relevant by our Board of Directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2025:

•
on an actual basis;
•
on a pro forma basis to give effect to (i) the Preferred Stock Conversion; (ii) the Warrant Conversion and the related reclassification of warrant liabilities to stockholders’ equity; and (iii) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the closing of this offering, in each case as if such events had occurred on March 31, 2025; and
•
on a pro forma as adjusted basis to give further effect to our issuance and sale of 6,700,000 shares of our common stock in this offering at the initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the information in this table together with our financial statements and the related notes included elsewhere in this prospectus and in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

	As of March 31, 2025
(in thousands, except share and par value data)	Actual	Pro forma	Pro forma as adjusted
		(unaudited)
Cash and cash equivalents	$43,432	$43,432	$132,065
Long-term debt	$15,422	$15,422	$15,422
Warrant liabilities	$490	—	—
Convertible preferred stock (Series A, B, and C), $0.00001 par value per share; 15,324,538 shares authorized, 15,245,731 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$108,729	—	—
Stockholders’ equity (deficit)
Preferred stock, $0.00001 par value no shares authorized, issued, or outstanding, actual; 10,000,000 shares authorized, pro forma and pro forma as adjusted; no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.00001 par value: 23,679,694 shares authorized, 4,657,161 shares issued, and 4,570,543 shares outstanding, actual; 600,000,000 shares authorized, pro forma and pro forma as adjusted; 19,816,274 shares issued and outstanding, pro forma; 26,516,274 shares issued and outstanding, pro forma as adjusted	—	—	—
Additional paid-in capital	291	109,510	197,775
Accumulated deficit	(76,900)	(76,900)	(76,900)
Total stockholders’ (deficit) equity	(76,609)	32,610	120,875
Total capitalization	$48,032	$48,032	$136,297

The number of shares of our common stock outstanding after this offering is based on 19,816,274 shares of our common stock outstanding as of March 31, 2025, after giving effect to the Preferred Stock Conversion (as defined below) and excludes:

•
up to 58,420 shares of common stock issuable upon the exercise of the Series B Warrant outstanding as of March 31, 2025 (based upon the aggregate principal amount of outstanding loans under the Customers Loan Agreement), with an exercise price of $6.93 per share, which will automatically convert to a warrant to purchase a corresponding number of shares of our common stock immediately prior to the closing of this offering, as more fully described in the section titled “Description of Capital Stock—Warrants—Series B Warrant”;

•
up to 20,375 shares of common stock issuable upon the exercise of the Series C Warrant outstanding as of March 31, 2025 (based upon the aggregate principal amount of outstanding loans under the Customers Loan Agreement), with an exercise price of $10.74 per share, which will automatically convert to a warrant to purchase a corresponding number of shares of our common stock immediately prior to the closing of this offering, as more fully described in the section titled “Description of Capital Stock—Warrants—Series C Warrant”;
•
up to 25,863 shares of common stock issuable upon the exercise of the Common Stock Warrant as of March 31, 2025, with a weighted-average exercise price of $0.36 per share, as more fully described in the section titled “Description of Capital Stock—Warrants—Common Stock Warrant”;
•
2,156,512 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2025, with a weighted-average exercise price of $2.40 per share under our 2019 Stock Incentive Plan (the “2019 Plan”);
•
83,361 shares of common stock issuable upon the exercise of stock options to purchase shares of common stock granted after March 31, 2025, with a weighted-average exercise price of $6.03 per share under the 2019 Plan;
•
86,618 shares of common stock, issued as of March 31, 2025, upon the early exercise of certain stock options, but not outstanding as they are subject to a right of repurchase;
•
112,478 shares of common stock issuable upon the vesting of RSUs under the 2019 Plan that are issuable as of March 31, 2025 upon satisfaction of certain “market-based” and “performance-based” vesting conditions;
•
783,161 shares of common stock (285,715 to executive officers and 497,446 to employees) of stock options granted under the 2025 Plan, with an exercise price that is equal to the initial public offering price in this offering;
•
86,667 shares of common stock issuable upon the vesting of RSUs granted to non-employee members of our Board of Directors under the 2025 Plan;
•
3,595,177 shares of common stock reserved for future issuance under the 2025 Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2025 Plan (including 139,347 shares of common stock reserved for issuance under our 2019 Plan, which shares have been added to the 2025 Plan following its effectiveness); and
•
398,749 shares of our common stock reserved for future issuance under the 2025 ESPP, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2025 ESPP.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of March 31, 2025, was $(78.1) million, or $(17.09) per share of our common stock. Our historical net tangible book deficit per share is the amount of our total tangible assets (which excludes deferred offering costs) less our total liabilities and the carrying values of our convertible preferred stock, which is not included within stockholders’ deficit. Our historical net tangible book deficit per share represents historical net tangible book deficit divided by the 4,570,543 shares of our common stock outstanding as of March 31, 2025.

Our pro forma net tangible book value as of March 31, 2025, was $31.1 million, or $1.57 per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets (which excludes deferred offering costs) less our total liabilities, after giving effect to (i) the Preferred Stock Conversion; (ii) the Reverse Stock Split; (iii) the Warrant Conversion and the related reclassification of warrant liabilities to stockholders’ equity; and (iv) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the closing of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of March 31, 2025, after giving effect to the pro forma adjustments described above.

After giving further effect to our issuance and sale of shares of our common stock in this offering at the initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2025, would have been $120.9 million, or $4.56 per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value per share of $2.99 to our existing stockholders and immediate dilution of $10.44 in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution on a per-share basis (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Initial public offering price per share	$	$15.00
Historical net tangible book value (deficit) per share as of March 31, 2025	$(17.09)
Pro forma increase in net tangible book value per share as of March 31, 2025	$18.66
Pro forma net tangible book value per share as of March 31, 2025	$1.57
Increase in pro forma net tangible book value per share attributable to investors purchasing shares of common stock in this offering	$2.99
Pro forma as adjusted net tangible book value per share	$4.56
Dilution per share to investors participating in this offering		$10.44

If the underwriters exercise their option to purchase additional shares in full, our pro forma as adjusted net tangible book value per share after this offering would be $4.90, representing an immediate increase in pro forma as adjusted net tangible book value per share of $3.33 to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of $10.10 to new investors purchasing common stock in this offering, based on the initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes on the pro forma as adjusted basis described above, the total number of shares of common stock purchased from us, on an as converted to common stock basis, the total consideration paid or to be paid, and the average price per share paid or to be paid by existing stockholders and by new investors in this offering at the initial public offering price of $15.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Weighted- average price
(dollar amounts in thousands)	Number	Percent	Amount	Percent	per share
Existing stockholders	19,816,274	74.7%	105,062,001	51.1%	5.30
New investors	6,700,000	25.3%	100,500,000	48.9%	15.00
Total	26,516,274	100%	205,562,001	100%

The table above does not give effect to any purchases in this offering by existing investors and assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to 72.0% of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors purchasing common stock in this offering would be increased to 28.0% of the total number of shares of our common stock outstanding after this offering.

Entities and individuals affiliated and associated with B Capital Group and U.S. Venture Partners have indicated an interest in purchasing up to approximately $20.0 million and $11.0 million, respectively, in shares of our common stock in this offering at the initial public offering price. The foregoing discussion and table do not reflect any potential purchases by entities and individuals affiliated and associated with B Capital Group or U.S. Venture Partners. To the extent these stockholders or persons associated with them purchase any shares in this offering, the number of shares available for sale to the general public will be accordingly reduced. See the section titled “Certain Relationships and Related Party Transactions -- Participation in this offering.”

The number of shares of our common stock outstanding after this offering is based on 19,816,274 shares of our common stock outstanding as of March 31, 2025, after giving effect to the Preferred Stock Conversion (as defined below) and excludes:

•
up to 58,420 shares of common stock issuable upon the exercise of the Series B Warrant outstanding as of March 31, 2025 (based upon the aggregate principal amount of outstanding loans under the Customers Loan Agreement), with an exercise price of $6.93 per share, which will automatically convert to a warrant to purchase a corresponding number of shares of our common stock immediately prior to the closing of this offering, as more fully described in the section titled “Description of Capital Stock—Warrants—Series B Warrant”;
•
up to 20,375 shares of common stock issuable upon the exercise of the Series C Warrant outstanding as of March 31, 2025 (based upon the aggregate principal amount of outstanding loans under the Customers Loan Agreement), with an exercise price of $10.74 per share, which will automatically convert to a warrant to purchase a corresponding number of shares of our common stock immediately prior to the closing of this offering, as more fully described in the section titled “Description of Capital Stock—Warrants—Series C Warrant”;
•
up to 25,863 shares of common stock issuable upon the exercise of the Common Stock Warrant as of March 31, 2025, with a weighted-average exercise price of $0.36 per share, as more fully described in the section titled “Description of Capital Stock—Warrants—Common Stock Warrant”;
•
2,156,512 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2025, with a weighted-average exercise price of $2.40 per share under the 2019 Plan;
•
83,361 shares of common stock issuable upon the exercise of stock options to purchase shares of common stock granted after March 31, 2025, with a weighted-average exercise price of $6.03 per share under the 2019 Plan;
•
86,618 shares of common stock, issued as of March 31, 2025, upon the early exercise of certain stock options, but not outstanding as they are subject to a right of repurchase;

•
112,478 shares of common stock issuable upon the vesting of RSUs under the 2019 Plan that are issuable as of March 31, 2025 upon satisfaction of certain “market-based” and “performance-based” vesting conditions;
•
783,161 shares of common stock (285,715 to executive officers and 497,446 to employees) of stock options granted under the 2025 Plan, with an exercise price that is equal to the initial public offering price in this offering;
•
86,667 shares of common stock issuable upon the vesting of RSUs granted to non-employee members of our Board of Directors under the 2025 Plan;
•
3,595,177 shares of common stock reserved for future issuance under the 2025 Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2025 Plan (including 139,347 shares of common stock reserved for issuance under our 2019 Plan, which shares have been added to the 2025 Plan following its effectiveness); and
•
398,749 shares of our common stock reserved for future issuance under the 2025 ESPP, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2025 ESPP.

We may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. To the extent that any outstanding warrants or options are exercised, new options or other equity awards are issued under our equity incentive plans, or we issue additional shares of common stock or convertible securities in the future, there will be further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our results of operations and financial condition. You should read this discussion and analysis together with the section titled “Summary Financial Data” and our financial statements and the related notes appearing at the end of this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations, intentions, and projections. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the “Risk Factors” section of this prospectus. See the section titled “Special Note Regarding Forward-Looking Statements.” Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

We are a commercial-stage medical technology company pioneering AI-enabled personalized spine surgery solutions with a mission to improve outcomes and decrease the cost of healthcare for spine surgery and beyond. We are focused on becoming the standard of care for spine fusion surgery. The aprevo Technology Platform consists of AI-enabled software solutions, and interbody implants that we custom design for each patient’s unique pathology and vertebral bone topography, and single-use surgical instruments. The aprevo Technology Platform was designed to address the limitations of traditional spine fusion surgery and aims to optimize patient outcomes and reduce the need for revision surgeries. By providing personalized surgical plans and interbody implants for custom vertebral fit that are powered by AI-enabled, outcomes-based algorithms, the aprevo Technology Platform supports surgeons in achieving proper spinal alignment for patients with DDD, which can improve clinical outcomes and reduce the likelihood of revision surgeries. We currently market the aprevo Technology Platform for lumbar spine fusion surgery, and we are further developing the aprevo Technology Platform for use in cervical spine fusion surgeries, which we expect to commercialize in 2026.

In July 2020, the FDA awarded us a Breakthrough Device Designation, indicating that aprevo interbody implants are likely to provide a more effective treatment than the current standard of care in lumbar fusion with the use of stock implants. In December 2020, the FDA cleared our aprevo interbody implants through its 510(k) regulatory clearance pathway for lumbar fusions performed for correction of ASD. After FDA clearance, we commenced the limited clinical release of the aprevo Technology Platform, with the first U.S. patient implant in February 2021. In October 2021, CMS awarded our aprevo interbody implants the NTAP, which provided supplemental reimbursement to hospitals for each qualifying aprevo lumbar procedure through October 2024. In that same month, we commenced our U.S. commercial launch of the aprevo Technology Platform for lumbar spine fusion surgery. In August 2022, the FDA cleared the aprevo Technology Platform through its 510(k) regulatory clearance pathway for the treatment of patients with DDD of the lumbar spine. In September 2023, the FDA granted us our second Breakthrough Device Designation for our cervical technology. See the section titled “Business— Our Solution—Our 510(k) Submissions” for more information regarding our FDA 510(k) submissions for our material products and product candidates. In April 2025, CMS issued the IPPS 2025 Proposed Rule that includes a NTAP to provide supplemental reimbursement to hospitals for each qualifying cervical procedure using the aprevo Technology Platform. While we believe the IPPS 2025 Proposed Rule will be adopted in its current form, there is no guarantee that the IPPS 2025 Proposed Rule will be adopted in its current form.

As of October 2024, CMS adopted new MS-DRGs that cover most lumbar spine fusion procedures involving a custom-made anatomically designed interbody fusion device, such as our aprevo interbody implants. These new MS-DRGs provide premium reimbursement rates for our hospital customers, relative to procedures using stock implants, which we believe supports continued access to our technology. In November 2024, we received FDA 510(k) clearance for our aprevo Technology Platform for cervical spine fusion surgery. Assuming we get the necessary additional clearances, we expect to commercialize the aprevo Technology Platform for cervical fusion surgery in 2026. While our current commercial focus is on the United States, in the future, we plan to engage in market access initiatives to evaluate strategic international regions.

We market and sell the aprevo Technology Platform to hospitals in the United States through a combination of our direct sales team and independent sales agents. Our direct sales team consists of Area Business Directors, Regional Sales Directors, Account Managers, and Strategic and National Account leadership, who are primarily responsible for selling the aprevo Technology Platform to surgeons and working with hospitals to secure product approval. They are also responsible for recruiting indirect sales agents that cover each surgery, generating leads, and training clinics. Our direct sales team is supported by a team of independent sales agents, who are responsible for generating leads, providing surgical instruments, and covering cases.

Our business model depends on our ability to timely deliver aprevo interbody implants in order to allow surgeons to maintain their surgical schedule. In November 2024, we launched our DPS, which we developed to enable us to deliver our aprevo interbody implants to hospitals within 10 business days of surgical plan approval. Our aprevo interbody implants are manufactured to our specifications by CMOs who meet our manufacturer qualification standards. Our streamlined DPS manages both the upstream and downstream processes involved in producing our aprevo interbody implants.

We have historically financed our operations primarily through the net proceeds that we have received from the sale of shares of our convertible preferred stock, borrowings under our debt facilities, and cash generated from the sales of aprevo interbody implants. As of March 31, 2025, we had $43.4 million of cash and cash equivalents, $15.6 million of principal outstanding under the Customers Loan Agreement, and an accumulated deficit of $76.9 million. Since inception through March 31, 2025, we had raised aggregate gross equity proceeds of $105.1 million, primarily from sales of our convertible preferred stock. We have devoted substantially all of our resources to organizing and staffing our company, research and development activities, obtaining FDA clearances and other regulatory achievements, business planning, raising capital, establishing and maintaining our intellectual property portfolio, conducting sales efforts and marketing initiatives, conducting clinical studies, and providing general and administrative support for these operations.

Since we began commercializing the aprevo Technology Platform in 2021, we have experienced sequential quarterly and annual revenue growth from the rapid commercial adoption of the aprevo Technology Platform. For the three months ended March 31, 2025 and 2024, we recognized revenue of $10.2 million and $5.1 million, respectively, representing period-over-period growth of 100.3%. For the years ended December 31, 2024 and 2023, we recognized revenue of $27.2 million and $13.8 million, respectively, representing year-over-year growth of 97.2%. For the three months ended March 31, 2025 and 2024, our net loss was $5.7 million and $5.4 million, respectively. For the years ended December 31, 2024 and 2023, our net loss was $24.3 million and $18.9 million, respectively.

Key Components of Our Results of Operations

Our financial performance has been driven by the following key factors that we believe will persist for the foreseeable future. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth and improve our results of operations. Our ability to successfully address the factors below is subject to various risks and uncertainties, including those described in the section titled “Risk Factors.”

Market Adoption

Since the full commercial launch of the aprevo Technology Platform for lumbar spine fusion surgery in October 2021, the aprevo Technology Platform has been used to treat more than 1,500 patients. We estimate there are approximately 4,000 surgeons across the United States whose patients could benefit from using the aprevo Technology Platform (Moore et al., 2021). As of March 31, 2025, 177 surgeon users have completed one or more procedures using the aprevo Technology Platform, compared to 103 surgeon users as of March 31, 2024. Our revenue for the three months ended March 2025 and 2024 and the years ended December 31, 2024 and 2023 was driven in part by the retention of surgeon users who had previously conducted one more procedures using the aprevo Technology Platform, as well as the acquisition of new surgeons. For the three months ended March 31, 2025, 17% of revenue was from the acquisition of new surgeons and 83% of revenue was from retained surgeons, compared to 20% and 80% respectively, for the three months ended March 31, 2024. For the year ended December 31, 2024, 12% of revenue was from the acquisition of new surgeons and 88% of revenue was from retained surgeons, compared to 11% and 89% respectively, for the year ended December 31, 2023. Over time, we expect to not only grow the base of surgeons using the aprevo Technology Platform but to also increase the number of procedures using the aprevo Technology Platform that are performed by existing surgeons. To achieve this, we plan to grow our commercial infrastructure and expand various market access initiatives, including utilizing medical education programs and surgeon training at top academic institutions. We are also committed to building upon our strong foundation of clinical evidence demonstrating the efficacy of our aprevo Technology Platform. Clinical data publications are important tools for surgeon education and patient awareness of the benefits of the aprevo Technology Platform versus stock implants. For example, our COMPASS Registry is generating real-world evidence of patient outcomes from lumbar spine surgery with the aprevo Technology Platform. We anticipate that this registry will support a robust cadence of publications.

Expansion of Our Product Portfolio and Investments in Research and Development

Our research and development initiatives are focused on introducing enhancements and new capabilities aimed at increasing the value provided by our aprevo Technology Platform to patients, surgeons, and payors. We have introduced multiple iterations of our algorithm and software platform to drive further improvements of our predictive analytics and diagnostics. We believe that these improvements will strengthen our ability to leverage the post-operative data we collect to build a clinical decision model to further help physicians make better decisions earlier on in the treatment process. Additionally, we are at an advanced stage of development of our aprevo Technology Platform for cervical spine fusion surgery. In November 2024, we received FDA 510(k) clearance for our aprevo Technology Platform for cervical spine fusion surgery. In 2025, we plan to continue to build out our aprevo Technology Platform for cervical fusion procedures by pursuing additional clearances for advancements to our cervical software platform and our personalized plating solutions. There is, however, no guarantee that our cervical software platform and our personalized plating solutions will obtain FDA clearance on the expected timeline, or at all. See the section titled “Business— Our Solution—Our 510(k) Submissions” for more information regarding our FDA 510(k) submissions for our material products and product candidates.

Assuming we obtain the necessary additional 510(k) clearances, we anticipate that we will fully commercialize the aprevo Technology Platform for cervical spine fusion surgeries in early 2026 and intend to drive adoption of the Platform for cervical fusion surgery among our existing base of surgeons who are actively using aprevo interbody implants for lumbar spine fusion surgeries. We also believe that our aprevo Technology Platform can be utilized across various indications and disease states within the spine that are beyond those that we are currently cleared for, such as cervical corpectomy and cervical disc arthroplasty.

Reimbursement

Procedures using our aprevo Technology Platform are covered by Medicare, Medicare Advantage, and commercial payors. For both the three months ended March 31, 2025 and the year ended December 31, 2024, we estimate that our hospital customers’ payor mix was approximately 44% commercial insurance and 56% Medicare and Medicare Advantage insurance. The MS-DRG codes to which procedures using the aprevo Technology Platform are assigned, provide premium reimbursement to hospitals for lumbar fusion procedures relative to those that use stock implants. This level of hospital reimbursement has a substantial impact on our customer pricing schedule and how widely our aprevo Technology Platform is accepted.

We believe that CMS will adopt similar codes for use of our aprevo Technology Platform in cervical spine procedures. In March 2025, CMS announced proposed X-codes for the use of custom-made anatomically designed fusion devices for cervical spine fusion surgeries. While there is no guarantee that this proposal will be approved in its current form, if approved in the CMS Final Rule issuance, these X-codes will identify claims that are eligible for hospitals to receive NTAP of up to $21,125 per cervical spine fusion procedure. Adoption of these X-codes will be critical to the commercial success of our cervical implants. Future changes in the level of reimbursement, however, could have a significant impact on our results of operations, either positively or negatively. The level at which reimbursement is set by payors for procedures using our aprevo Technology Platform, and any increase in reimbursement for procedures using our aprevo Technology Platform, depends substantially on our continued ability to generate clinical evidence, gain advocacy in the respective physician societies, and work with CMS and commercial payors.

Seasonality

We typically experience a seasonal slowing of demand for our products in our third and fourth quarters due to customer availability patterns, such as vacations or travel around the summer and winter holidays. We believe that this is attributable to the postponement of elective surgeries during the holidays and for summer vacation plans of healthcare providers and patients. We expect these seasonal factors to become more pronounced in absolute value of our reported results in the future as our business grows.

Key Components of Our Results of Operations

Revenue

We sell our aprevo interbody implants and accompanying inserter instruments to hospitals in the United States under standard pricing schedules. We recognize revenue in the period of its use within a surgical procedure.

Cost of Sales

Cost of sales includes the patient-specific design costs and manufacturing costs of our aprevo interbody implants and the accompanying inserter instruments. These costs of sales include allocations for personnel, software license fees, contract manufacturing and other third-party services, packaging, shipping, and overhead cost allocations. We expect that our cost of sales will continue to increase in proportion to recognized revenue.

Gross Profit and Gross Margin

Gross profit (i.e., revenue less cost of sales) and gross margin (i.e., gross profit as a percentage of revenue) have been, and will continue to be, affected by various factors. These include potential changes to our sales price, sales volumes, third-party manufacturing costs, direct labor costs, and software license costs. We expect our gross margin to remain relatively constant over the short term and to modestly increase over the medium and long term with economies of production scale, increased leverage of our AI Technologies, and other manufacturing efficiencies.

Operating Expenses

Research and Development Expenses

Research and development expenses include personnel costs (i.e., salaries, bonuses, stock-based compensation expense, and benefits), allocated facility costs, product prototype materials, clinical studies aimed at potential new products, allocated software license amortization expenses, and consulting and other service fees. We recognize research and development expenses in the periods in which they are incurred. We expect our research and development expenses to increase as we continue to accelerate product and software innovation, develop additional clinical data, and expand our manufacturing capabilities.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of personnel costs (i.e., salaries, commissions, bonuses, stock-based compensation expense, benefits, and travel), independent sales agent commissions, costs associated with generic surgical instruments we may provide to our independent sales agents, various digital and print initiatives to increase market awareness of our product and technology, conference and trade show fees, and consulting services.

We expect our sales and marketing expenses to increase in the foreseeable future as we continue to increase the size of our sales organization and scope of our marketing efforts in the United States and into other geographies, expand the indications for our aprevo Technology Platform, and seek to establish international sales efforts in various markets. While we expect sales and marketing expenses to continue to increase in absolute value, we expect that these costs will decrease as a percentage of revenue over time.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs (i.e., salaries, bonuses, stock-based compensation expense, and benefits) for executive, legal, finance, and human resources roles. Other significant costs include legal fees relating to intellectual property and corporate matters, consultant and professional fees, insurance, and facility-related costs. We recognize general and administrative expenses in the periods in which they are incurred. We anticipate that our general and administrative expenses will increase in the future to support our anticipated business growth and as we begin to operate as a public company. These increased costs include accounting, audit, legal, regulatory, tax, insurance, investor relations, and compliance with exchange listing and SEC requirements. While we expect general and administrative expenses to continue to increase in absolute value, we expect that these costs will decrease as a percentage of revenue over time.

Interest Expense

Interest expense consists of interest and non-cash amortization of debt issuance costs as part of the Customers Loan Agreement.

Interest Income

Interest income is attributable to bank interest on our cash and cash equivalents.

Change in Fair Value of Warrant Liabilities

We have issued warrants for the purchase of our convertible preferred stock in conjunction with the Customers Loan Agreement. We account for these liability-classified warrants, initially measured at fair value, in accordance with ASC Topic 480. Changes in fair value of warrant liabilities are recognized in the Statements of Operations and Comprehensive Loss.

Results of Operations

Comparison of the Three Months Ended March 31, 2025 and 2024

The following tables set forth our results of operations, variances versus the prior period, and percentage of revenue for each presented caption. The period-to-period comparison is not necessarily indicative of financial results to be achieved in future periods.

	Three Months Ended March 31,		$	%	Percentage of Revenue
	2025	2024	Change	Change	2025	2024
(in thousands, except percentages)
Revenue	$10,189	$5,086	$5,103	100.3%	100.0%	100.0%
Cost of sales	2,553	1,422	1,131	79.5%	25.1	28.0
Gross profit	7,636	3,664	3,972	108.4%	74.9	72.0
Operating expenses:
Research and development	3,150	3,256	(106)	(3.3)%	30.9	64.0
Sales and marketing	6,739	3,597	3,142	87.4%	66.1	70.7
General and administrative	3,466	2,140	1,326	62.0%	34.0	42.1
Total operating expenses	13,355	8,993	4,362	48.5%	131.1	176.8
Loss from operations	(5,719)	(5,329)	(390)	7.3%	(56.1)	(104.8)
Other income (expense):
Interest expense	(357)	(216)	(141)	65.3%	(3.5)	(4.2)
Interest income	380	98	282	287.8%	3.7	1.9
Change in fair value of warrant liabilities	(33)	—	(33)	—	(0.3)	—
Total other expense, net	(10)	(118)	108	(91.5)%	(0.1)	(2.3)
Net loss and comprehensive loss	$(5,729)	$(5,447)	$(282)	5.2%	(56.2)%	(107.1)%

Revenue

Revenue was $10.2 million and $5.1 million for the three months ended March 31, 2025 and 2024, respectively. The increase of $5.1 million, or 100.3%, was primarily driven by ongoing sales and marketing efforts for new surgeon adoption of aprevo Technology Platform and deepened penetration with our existing surgeons.

Cost of Sales and Gross Margin

Cost of sales was $2.6 million and $1.4 million for three months ended March 31, 2025 and 2024, respectively. The increase of $1.1 million, or 79.5%, was primarily driven by a $1.0 million increase in the cost of materials due to an increase in the number of aprevo interbody implants sold during the three months ended March 31, 2025, as compared to the three months ended March 31, 2024. Gross margin increased to 74.9% for the quarter ended March 31, 2025, from 72.0% for the quarter ended March 31, 2024.

Research and Development Expenses

Research and development expenses were $3.2 million and $3.3 million for the three months ended March 31, 2025 and 2024, respectively. The decrease of $0.1 million, or 3.3%, was primarily due to decreases in external testing, validation services related to the development of our cervical spine fusion products, and prototype parts and materials for product development. These decreases were partially offset by increased personnel-related costs primarily due to increased headcount.

Sales and Marketing Expenses

Sales and marketing expenses were $6.7 million and $3.6 million for the three months ended March 31, 2025 and 2024, respectively. The increase of $3.1 million, or 87.4%, was primarily driven by a $1.3 million increase in personnel-related costs primarily due to increased headcount and sales compensation for employees, a $1.1 million increase in commissions to independent sales agents, a $0.5 million increase in various marketing costs, and a $0.2 million increase in employee travel costs.

General and Administrative Expenses

General and administrative expenses were $3.5 million and $2.1 million for the three months ended March 31, 2025 and 2024, respectively. The increase of $1.3 million, or 62.0%, was primarily driven by a $0.9 million increase in professional service and legal fees for corporate and intellectual property matters, a $0.2 million increase in personnel-related costs primarily related to increased headcount, and a $0.3 million increase in other administrative expenses. These increases were partially offset by a $0.1 million decrease in the provision for credit losses from accounts receivable.

Interest Expense

Interest expense was $0.4 million and $0.2 million for the three months ended March 31, 2025 and 2024, respectively. The increase of $0.1 million, or 65.3%, was primarily driven by an increased amount of borrowings outstanding under the Customers Loan Agreement.

Interest Income

Interest income was $0.4 million and $0.1 million for the three months ended March 31, 2025 and 2024, respectively. The increase of $0.3 million, or 287.8%, was due to an increase in bank interest on our higher cash and cash equivalent balances.

Change in Fair Value of Warrant Liabilities

The fair value of warrant liabilities increased by less than $0.1 million during the three months ended March 31, 2025 compared to the three months ended March 31, 2024.

Comparison of the Years Ended December 31, 2024 and 2023

The following tables set forth our results of operations, variances versus prior year, and percentage of revenue for each presented caption. The period-to-period comparison is not necessarily indicative of financial results to be achieved in future periods.

	Year Ended December 31,		$	%	Percentage of Revenue
	2024	2023	Change	Change	2024	2023
(in thousands, except percentages)
Revenue	$27,165	$13,778	$13,387	97.2%	100.0%	100.0%
Cost of sales	7,117	3,875	3,242	83.7%	26.2	28.1
Gross profit	20,048	9,903	10,145	102.4%	73.8	71.9
Operating expenses:
Research and development	14,304	7,395	6,909	93.4%	52.7	53.7
Sales and marketing	21,472	15,101	6,371	42.2%	79.0	109.6
General and administrative	8,394	5,998	2,396	39.9%	30.9	43.5
Total operating expenses	44,170	28,494	15,676	55.0%	162.6	206.8
Loss from operations	(24,122)	(18,591)	(5,531)	29.8%	(88.8)	(134.9)
Other income (expense):
Interest expense	(1,321)	(641)	(680)	106.1%	(4.9)	(4.7)
Interest income	1,330	334	996	298.2%	4.9	2.4
Change in fair value of warrant liabilities	(144)	—	(144)	—	(0.5)	—
Total other expense, net	(135)	(307)	172	(56.0)%	(0.5)	(2.2)
Net loss and comprehensive loss	$(24,257)	$(18,898)	$(5,359)	28.4%	(89.3)%	(137.2)%

Revenue

Revenue was $27.2 million and $13.8 million for the years ended December 31, 2024 and 2023, respectively. The increase of $13.4 million, or 97.2%, was primarily driven by ongoing sales and marketing efforts for new surgeon adoption of the aprevo Technology Platform and deepened penetration with our existing surgeons.

Cost of Sales and Gross Margin

Cost of sales was $7.1 million and $3.9 million for the years ended December 31, 2024 and 2023, respectively. The increase of $3.2 million, or 83.7%, was primarily driven by an increase in the number of aprevo interbody implants sold during the year ended December 31, 2024, as compared to the year ended December 31, 2023. Gross margin increased to 73.8% for the year ended December 31, 2024, from 71.9% for the year ended December 31, 2023.

Research and Development Expenses

Research and development expenses were $14.3 million and $7.4 million for the years ended December 31, 2024, and 2023, respectively. The increase of $6.9 million, or 93.4%, was primarily driven by a $2.8 million increase in personnel-related costs primarily due to increased headcount, a $1.2 million increase in external testing and validation services related to the development of our cervical spine fusion products, new instrumentation development, and validation efforts to test regulatory compliance for new production processes, a $1.0 million increase in costs for prototype parts and materials for product development, a $0.9 million increase in clinical studies costs related to data used to facilitate development of new products on the aprevo Technology Platform, and a $0.6 million increase in professional service fees related to consulting services for various projects.

Sales and Marketing Expenses

Sales and marketing expenses were $21.5 million and $15.1 million for the years ended December 31, 2024 and 2023, respectively. The increase of $6.4 million, or 42.2%, was primarily driven by a $3.1 million increase in commissions to independent sales agents, a $1.8 million increase in consulting service fees, a $1.1 million increase in personnel-related costs primarily due to increased sales compensation for employees, and a $1.0 million increase in employee travel costs. These increases were partially offset by a $0.7 million decrease in various marketing costs.

General and Administrative Expenses

General and administrative expenses were $8.4 million and $6.0 million for the years ended December 31, 2024 and 2023, respectively. The increase of $2.4 million, or 39.9%, was primarily driven by a $1.3 million increase in professional service and legal fees for corporate and IP matters, a $0.8 million increase in personnel-related costs primarily related to increased headcount, and a $0.8 million increase in other administrative expenses. These increases were partially offset by a $0.5 million decrease in the provision for credit losses from accounts receivable.

Interest Expense

Interest expense was $1.3 million and $0.6 million for the years ended December 31, 2024 and 2023, respectively. The increase of $0.7 million, or 106.1%,was primarily driven by increased borrowings under the Customers Loan Agreement.

Interest Income

Interest income was $1.3 million and $0.3 million for the years ended December 31, 2024 and 2023, respectively. The increase of $1.0 million, or 298.2%, was due to an increase in bank interest on our higher cash and cash equivalent balances.

Change in Fair Value of Warrant Liabilities

The fair value of warrant liabilities increased by $0.1 million during the year ended December 31, 2024, resulting in a reported loss on its remeasurement. This warrant liability did not exist as of December 31, 2023.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we utilize and present financial measures that are not calculated and presented in accordance with GAAP. Our non-GAAP financial measures include EBITDA and Adjusted EBITDA, each of which is described below. We use our non-GAAP financial measures in evaluating our operating performance and for internal planning purposes. We believe that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. We believe that the presentation of our GAAP and non-GAAP financial measures, in combination, is helpful to investors in assessing our trending business performance in the currently reported period and versus prior periods. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-GAAP financial measures used by management as a supplemental measure in evaluating our operating performance. EBITDA and Adjusted EBITDA should not be considered as alternatives to, or more meaningful than, net loss or any other measure as determined in accordance with GAAP. Our computation of EBITDA and Adjusted EBITDA may not be comparable to EBITDA and Adjusted EBITDA of other companies.

We define “EBITDA” as net income (loss), adjusted to exclude: (i) net (interest) expense, (ii) income tax expenses, (iii) depreciation expense from property and equipment, and (iv) amortization from long-lived assets. We define “Adjusted EBITDA” as EBITDA adjusted to exclude stock-based compensation and change in fair value of warrant liabilities.

The following tables present a reconciliation of EBITDA and Adjusted EBITDA to the GAAP financial measure of net loss for each of the periods indicated:

	Three Months Ended March 31,		$	%
	2025	2024	Change	Change
(in thousands, except percentages)
Net loss	$(5,729)	$(5,447)	$(282)	5.2%
Interest (income) expense	(23)	118	(141)	(119.5)%
Income taxes	—	—	—	—
Depreciation and amortization	40	40	—	—%
EBITDA	(5,712)	(5,289)	(423)	8.0%
Stock-based compensation	175	35	140	400.0%
Change in fair value of warrant liabilities	33	—	33	—
Adjusted EBITDA	$(5,504)	$(5,254)	$(250)	4.8%

	Year Ended December 31,		$	%
	2024	2023	Change	Change
(in thousands, except percentages)
Net loss	$(24,257)	$(18,898)	$(5,359)	28.4%
Interest (income) expense	(9)	307	(316)	(102.9)%
Income taxes	—	—	—	—
Depreciation and amortization	145	136	9	6.6%
EBITDA	(24,121)	(18,455)	(5,666)	30.7%
Stock-based compensation	253	115	138	120.0%
Change in fair value of warrant liabilities	144	—	144	—
Adjusted EBITDA	$(23,724)	$(18,340)	$(5,384)	29.4%

Unaudited Quarterly Results of Operations Data

The following tables set forth selected quarterly results of operations data for the three months ended March 31, 2025, each of the four fiscal quarters for the year ended December 31, 2024, and the last three fiscal quarters for the year ended December 31, 2023, as well as the percentage of revenue that each line item represents for each quarter. The unaudited quarterly financial information has been prepared in accordance with GAAP on the same basis as our financial statements included elsewhere in this prospectus. In the opinion of management, these tables fairly present our quarterly financial results that include normal recurring adjustments, necessary for the proper presentation of the results of operations for these periods. This data should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. These historical quarterly operating results are not necessarily indicative of our operating results for the full year or any future period.

	Three Months Ended (unaudited, in thousands)
	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
Revenue	$3,497	$3,808	$4,336	$5,086	$6,081	$6,590	$9,408	$10,189
Gross profit	$2,560	$2,792	$3,121	$3,664	$4,562	$4,798	$7,024	$7,636
Total operating expenses	$6,759	$6,966	$8,553	$8,993	$10,881	$12,575	$11,721	$13,355
Loss from operations	$(4,199)	$(4,174)	$(5,432)	$(5,329)	$(6,319)	$(7,777)	$(4,697)	$(5,719)
Net loss	$(4,276)	$(4,260)	$(5,539)	$(5,447)	$(6,277)	$(7,813)	$(4,720)	$(5,729)

All values from the results of operations data, expressed as a percentage of revenue, were as follows:

	Three Months Ended (unaudited, in thousands)
	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	73.2%	73.3%	72.0%	72.0%	75.0%	72.8%	74.7%	74.9%
Total operating expenses	193.3%	182.9%	197.3%	176.8%	178.9%	190.8%	124.6%	131.1%
Loss from operations	(120.1)%	(109.6)%	(125.3)%	(104.8)%	(103.9)%	(118.0)%	(49.9)%	(56.1)%
Net loss	(122.3)%	(111.9)%	(127.7)%	(107.1)%	(103.2)%	(118.6)%	(50.2)%	(56.2)%

Selected Quarterly Trends

Revenue

Our quarterly revenue increased sequentially in each of the periods presented due to increased unit sales of aprevo interbody implants with a substantially constant average selling price in each period. We believe that this sales ramp is due to our ongoing sales and marketing efforts for new surgeon adoption of the aprevo Technology Platform and deepened penetration with our existing surgeons.

Gross Profit

Gross profit increased sequentially in each of the quarters presented, primarily driven by increased sales of our aprevo interbody implants and associated per unit production costs in each period.

Total Operating Expenses

Total operating expenses generally increased sequentially in each of the quarters presented, primarily driven by variable sales expenses that correspond with increased sales of aprevo interbody implants, product development activities, clinical data collection costs, marketing investments, and personnel additions across various departments to support our ongoing revenue and business growth.

Seasonality

We experienced a slight seasonal slowing of demand for our products in our third and fourth fiscal quarters due to customer availability patterns, such as vacations or travel around the summer and winter holidays.

Liquidity and Capital Resources

We have incurred net losses and negative cash flows from operations since our inception. We have historically financed operations primarily through the net proceeds that we have received from the sale of shares of our convertible preferred stock, borrowings under our debt facilities, and cash generated from the sales of aprevo interbody implants. Since inception through March 31, 2025, we had raised aggregate gross equity proceeds of $105.1 million primarily from the issuance of convertible preferred stock. As of March 31, 2025, we had $43.4 million of cash and cash equivalents, $15.6 million of principal outstanding under the Customers Loan Agreement, and an accumulated deficit of $76.9 million. As of March 31, 2025, an aggregate principal amount of $7.5 million was available for future borrowings under the Customers Loan Agreement with an additional $4.4 million available upon future achievement of a requisite revenue milestone.

Our losses primarily resulted from the costs incurred in the development and sales and marketing of our products and providing general and administrative support for our operations. We may continue to incur losses and expend significant amounts of cash in the foreseeable future as we continue to scale our business, invest in research and development activities, increase sales and marketing expenses to support commercial expansion, and increase general and administrative expenses to support being a publicly traded company.

Customers Loan Agreement

In December 2022, we entered into a loan and security agreement with Signature Bank, which was later succeeded by Customers Bank (the “Customers Loan Agreement”). The Customers Loan Agreement had an initial maturity date of December 2026 and provided for $12.5 million in principal funding. Subsequently, in October 2023, we drew $3.1 million under the Customers Loan Agreement following the achievement of revenue milestones.

On March 7, 2024, we executed a Third Amendment to the Customers Loan Agreement (the “Third Amendment”), increasing the credit facility size from $12.5 million to $18.8 million and extending the maturity up to December 2027, subject to achievement of certain revenue and other milestones. In May 2024, we drew $6.3 million under the Customers Loan Agreement upon the achievement of requisite revenue milestones.

On December 30, 2024, we entered into a Fourth Amendment to the Customers Loan Agreement (the “Fourth Amendment”), expanding the facility to $27.5 million through the addition of two new tranches, one of which is a revenue milestone-based tranche. The Fourth Amendment also extended the maturity date to October 31, 2029. The Fourth Amendment provides for an interest-only period through July 31, 2026, followed by principal repayment over 39 months thereafter. Upon achievement of certain revenue milestones, the interest-only period may be extended through July 31, 2027, followed by principal repayment over 27 months thereafter. As of March 31, 2025, the requisite revenue milestones for this extension were not yet met.

The applicable interest rate on the Customers Loan Agreement, as of March 31, 2025, was 7.75%, reflecting the greater of (a) the WSJ Prime Rate + 0.25% or (b) 5.25%. The Customers Loan Agreement contains an interest-only period, with repayment terms that may adjust based on meeting additional milestones as discussed above.

In connection with each of the Third Amendment and the Fourth Amendment, we issued the Series B Warrant to Customers Bank to purchase up to 58,420 shares of our Series B convertible preferred stock at an exercise price of $6.93 and issued the Series C Warrant to Customers Bank to purchase up to 20,375 shares of our Series C convertible preferred stock with an exercise price of $10.74 per share. See the section titled “Description of Capital Stock—Warrants” and Note 4—Debt in the notes to our audited financial statements and our unaudited condensed financial for additional information regarding our Series B Warrant and Series C Warrant.

As of March 31, 2025, we were in compliance with all covenants contained in the Customers Loan Agreement. See Note 4—Debt in the notes to our audited financial statements and our unaudited condensed financial statements for additional information regarding the Customers Loan Agreement.

Future Funding Requirements

Based on our current operating plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, the expected cash generated from sales of our aprevo interbody implants, and amounts currently available for future borrowings under our Customers Loan Agreement will be sufficient to fund our planned operating expenses and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect. Our quarterly and annual financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business. Fluctuation in quarterly and annual results may decrease the value of our common stock.

Our future capital requirements will depend on many factors, including, but not limited to:

•
market acceptance of the aprevo Technology Platform and other products and solutions we may develop in the future;
•
our ability to obtain marketing approval for the aprevo Technology Platform in international markets that we enter in the future or for other products and solutions we may develop in the future, and the timing and scope of any such approvals we may receive;
•
the availability of reimbursement for aprevo interbody implants at acceptable reimbursement rates;
•
the cost of manufacturing of aprevo interbody implants, which may vary depending on the quantity of production and the terms of our agreements with manufacturers and other vendors;
•
our ability to attract, hire, train, and retain qualified personnel;
•
the amount and timing of costs and expenses related to the maintenance and expansion of our business and operations;
•
changes in our future pricing policies or those of our competitors;
•
the level of demand for aprevo interbody implants that receive necessary marketing and other regulatory approvals, which may vary significantly;
•
general economic, industry, and market conditions or extraordinary external events, such as a recession;
•
changes in our regulatory environment;
•
expenses associated with unforeseen product quality issues;
•
the timing and success or failure of clinical trials or post-approval studies for the aprevo Technology Platform or competing product candidates;
•
any other change in the competitive landscape of our industry, including consolidation amongst our competitors or partners;
•
litigation or other claims against us for intellectual property infringement or otherwise;
•
expenses associated with indemnification obligations to third parties that are subject to litigation or claims, including in relation to intellectual property infringement, or incur other losses as a result of their use of our products;
•
our ability to obtain additional financing as necessary; and
•
advances and trends in new technologies and industry standard.

If these sources of cash are insufficient to satisfy our liquidity requirements, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity or convertible debt securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. In addition, the incurrence of indebtedness would increase our fixed obligations and include covenants or other restrictions that would impede our ability to manage our operations.

Our ability to raise additional funds may be adversely impacted by deteriorating global economic conditions and the disruptions to and volatility in the credit and financial markets in the United States and fluctuations in interest rates. If additional financing is needed, we may not be able to obtain additional financing on terms favorable to us, or at all. Our inability to obtain adequate financing or financing on terms satisfactory to us, when we require it, could significantly limit our ability to continue supporting our business growth and responding to business challenges and opportunities.

Cash Flows

The following table summarizes our cash flows for each of the years indicated:

	Three Months Ended March 31,		Years ended December 31,
	2025	2024	2024	2023
(in thousands)
Net cash provided by (used in):
Net cash flows used in operating activities	$(8,155)	$(7,413)	$(25,466)	$(17,480)
Net cash used in investing activities	$(238)	$(50)	$(180)	$(135)
Net cash flows provided by financing activities	$11,700	$38,497	$58,499	$3,180

Operating activities

For the three months ended March 31, 2025, net cash used in operating activities was $8.2 million, consisting primarily of a net loss of $5.7 million. Cash payments to vendors during the three months ended March 31, 2025, for our operating expenses totaled $10.0 million, and payroll-related cash payments totaled $7.0 million. This net cash used in operating activities for the three months ended March 31, 2025, was partially offset by $8.8 million of cash received from our customers for sales of aprevo interbody implants. We recognized $10.2 million of revenue in the three months ended March 31, 2025, based on the timing of the use of aprevo interbody implants in surgical procedures.

For the three months ended March 31, 2024, net cash used in operating activities was $7.4 million, consisting primarily of a net loss of $5.4 million. Cash payments to vendors during the three months ended March 31, 2024, for our operating expenses totaled $6.1 million, and payroll-related cash payments totaled $5.0 million. This net cash used in operating activities for the three months ended March 31, 2024, was partially offset by $3.7 million of cash received from our customers for sales of aprevo interbody implants. We recognized $5.1 million of revenue in the three months ended March 31, 2024, based on the timing of the use of aprevo interbody implants in surgical procedures.

For the year ended December 31, 2024, net cash used in operating activities was $25.5 million, consisting primarily of a net loss of $24.3 million. Cash payments to vendors during the year ended December 31, 2024, for our operating expenses totaled $31.9 million, and payroll-related cash payments totaled $16.7 million. This net cash used in operating activities for the year ended December 31, 2024, was partially offset by $23.1 million of cash received from our customers for sales of aprevo interbody implants. We recognized $27.2 million of revenue in 2024, based on the timing of the use of aprevo interbody implants in surgical procedures.

For the year ended December 31, 2023, net cash used in operating activities was $17.5 million, consisting primarily of a net loss of $18.9 million. Cash payments to vendors during the year ended December 31, 2023, for our operating expenses totaled $17.0 million, and payroll-related cash payments totaled $11.8 million. This net cash used in operating activities for the year ended December 31, 2023, was partially offset by $11.3 million of cash received from our customers for sales of aprevo interbody implants. We recognized $13.8 million of revenue in 2023, based on the timing of the use of aprevo interbody implants in surgical procedures.

Investing activities

For the three months ended March 31, 2025 and 2024, net cash used in investing activities was $0.2 million and $0.1 million, respectively, and consisted primarily of purchases of property and equipment and capitalized internal use software costs.

For the years ended December 31, 2024 and 2023, net cash used in investing activities was $0.2 million and $0.1 million, respectively, and consisted primarily of purchases of property and equipment.

Financing activities

For the three months ended March 31, 2025, net cash provided by financing activities was $11.7 million, consisted primarily of net proceeds from the issuance of Series C convertible preferred stock of $11.9 million and proceeds from the exercise of stock options of $0.1 million. This was partially offset by payments for deferred offering costs of $0.4 million.

For the three months ended March 31, 2024, net cash provided by financing activities was $38.5 million, consisted primarily of net proceeds from the issuance of Series C convertible preferred stock.

For the year ended December 31, 2024, net cash provided by financing activities was $58.5 million, consisted primarily of net proceeds from the issuance of Series C convertible preferred stock of $52.3 million and borrowings under the Customers Loan Agreement of $6.2 million.

For the year ended December 31, 2023, net cash provided by financing activities was $3.2 million, consisted primarily of borrowings under the Customers Loan Agreement.

Contractual Obligations and Other Material Cash Commitments

Our contractual obligations as of March 31, 2025, include:

Debt

Total principal amount outstanding as of March 31, 2025, was $15.6 million. The Customers Loan Agreement matures on October 31, 2029, with an interest-only period through July 31, 2026, followed by principal repayment over 39 months thereafter. Upon achievement of certain revenue milestones, the interest-only period may be extended through July 31, 2027, and principal repayment over 27 months thereafter. As of March 31, 2025, the requisite revenue milestones for this extension were not yet met.

Operating leases

As of March 31, 2025, contractual obligations for operating lease payments (substantially related to our Carlsbad, California office lease with a lease term to July 1, 2028), that totaled $2.0 million and are due over 39 months after March 31, 2025.

Off-Balance Sheet Arrangements

As of March 31, 2025, we did not have any relationships with special purpose or variable interest entities that would have been established for the purpose of facilitating off-balance sheet arrangements, as defined in the rules and regulations of the SEC, respectively.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses, stock-based compensation, and other fair value measurements. We base our estimates on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our audited financial statements and our unaudited condensed financial statements appearing elsewhere in this prospectus, we believe the following accounting policies and estimates to be most critical to the preparation of our financial statements.

Revenue Recognition

We recognize revenue from our aprevo interbody implant sales in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Conditions (“ASC”) Topic 606, Revenue from Contracts with Customers, which requires the amount and timing of revenue recognition to align with the completed transfer of promised goods or services to customers and our entitled contractual consideration in return.

Revenue is recognized in the period that an aprevo interbody implant is used in a surgical procedure and is based on standard pricing arrangements with our hospital customers. The consideration we are entitled to for sales of aprevo is fixed based on the stated contractual amount with our hospital customers. Our sales process includes contracted independent sales agents that cover each surgery and we have determined that we are the principal in these transactions for purposes of gross versus net revenue presentation. We recognize revenue at “gross” (i.e., our reported revenue is not reduced for sales agent fees that are reported in “sales and marketing” expenses) since we are responsible for product fulfillment and customer acceptability, carry the inventory risk, and have sole discretion in setting the price for our products.

Excess and Obsolete Inventory

We maintain minimal inventories because aprevo interbody implants are made specific to each patient’s anatomy and pathology and are not otherwise made-to-stock. Inventories are stated at actual cost. Work-in-process inventory consists of titanium alloy implants for spine fusion surgical procedures, pending sterilization and packaging. Finished goods inventory is ready for shipment and use in spine fusion surgical procedures.

Inventories are valued at the lower of cost or net realizable value. At each balance sheet date, we evaluate our inventories for obsolescence, based on notification of permanently canceled surgeries, and our estimates of additional permanent cancellations. We record the corresponding charge for this obsolete inventory through “cost of sales”. The estimation of obsolete inventory requires management’s judgment for future cancellations that correspond to on-hand patient-specific aprevo interbody implants. These estimates can be influenced by a variety of factors and could materially affect our financial results if actual results differ.

Stock-Based Compensation

We recognize stock-based compensation expense for equity awards granted to employees, consultants, and members of our Board of Directors. Stock option awards are granted at an exercise price of not less than 100% of the fair market value of common stock on the respective date of grant. The grant date is the date that the terms of the award are formally approved by our Board of Directors. We use the Black-Scholes option pricing model to estimate the fair value of stock option awards as of the date of grant.

The measurement of the fair value of stock option awards, and recognition of stock-based compensation expense, requires assumptions by management that involve inherent uncertainties and the application of management’s judgment, including:

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Fair Value of Common Stock. As our common stock has never been publicly traded, we must estimate the fair value of the shares of our common stock underlying our stock-based awards. Our Board of Directors considers numerous objective and subjective factors to determine the fair value of our common stock as discussed in “—Common Stock Valuation” below.
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Expected Term. Management estimates the expected term of awarded stock options utilizing the “simplified method,” which is the average of the weighted-average vesting period and contractual terms of the options, for awards since we do not yet have sufficient exercise history since its corporate formation and lack specific historical and implied stock volatility information.

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Risk-Free Interest Rate. Estimates for the risk-free interest rate are based upon the U.S. Department of the Treasury yield curve in effect at award grant for the period that corresponds with the expected term of the awarded stock option.
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Dividend Rate. The expected dividend yield is zero because we have never paid cash dividends and do not expect to for the foreseeable future.
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Volatility. Because we have been privately held and do not have any trading history for our common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on the similar size, stage in life cycle, or area of specialty. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available.

The judgments and estimates related to stock-based compensation are subject to uncertainty due to the reliance on subjective assumptions and a complex valuation model. The estimation of the fair value of common stock, expected term, and volatility involves significant judgment and is sensitive to changes in market conditions and company-specific factors. These assumptions are inherently uncertain and can vary based on future market conditions, making the estimation process complex and introducing variability into the reported stock-based compensation expense. Changes to these assumptions and estimates could have a material impact on the amount of stock-based compensation.

See Note 6 to our audited financial statements and our unaudited condensed financial statements included elsewhere in this prospectus for more information concerning specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options.

Common Stock Valuation

In the absence of an active market for our common stock, the fair value of our common stock was determined by our Board of Directors in accordance with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). In doing so, our Board of Directors determined the best estimate of fair value of our common stock, exercising reasonable judgment and considering numerous objective and subjective factors, including:

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valuations of our common stock performed by independent third-party valuation specialists;
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our stage of development and business strategy, including the status of research and development efforts of our products, and the material risks related to our business and industry;
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our results of operations and financial position, including our levels of available capital resources;
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the valuation of publicly traded companies in the life sciences and medical device sectors, as well as recently completed mergers and acquisitions of peer companies;
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the lack of marketability of our common stock as a private company;
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the prices of our convertible preferred stock sold to investors in arm’s-length transactions and the rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;
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the likelihood of achieving a liquidity event for the holders of our common stock, such as an initial public offering or a sale of our company, given prevailing market conditions;
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the hiring of key personnel and the experience of management;
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trends and developments in our industry; and
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external market conditions affecting the life sciences and medical device industry sectors.

Our Board of Directors determined the fair value of our common stock by first determining the enterprise value of our business and then allocating the value among the various classes of our equity securities to derive a per share value of our common stock. The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date.

In allocating enterprise value among the various classes of stock, we have utilized a hybrid method, which is a combination of the Option Pricing Method (“OPM”) and the Probability-Weighted Expected Return Method (“PWERM”). Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options. The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering a number of discrete possible outcomes of the business, as well as the economic and control rights of each share class. Under the hybrid method, we considered expected initial public offering liquidity scenarios as well as other market-based non-initial public offering scenarios in the event a near-term initial public offering does not occur. Additionally, in determining the estimated fair value of our common stock, our Board of Directors also considered the fact that our stockholders could not freely trade our common stock in the public markets. Accordingly, we applied discounts to reflect the lack of marketability of our common stock based on the weighted-average expected time to liquidity.

There are significant judgments and estimates inherent in the determination of the fair value of our common stock. These judgments and estimates include assumptions regarding our future operating performance, the time to complete an initial public offering or other liquidity event, and the determination of the appropriate valuation methods.

Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for our Board of Directors to estimate the fair value of our common stock in connection with our accounting for granted stock options or for any other such awards we may grant, as the fair value of our common stock will be determined based on the closing price of our common stock as reported on the date of grant on the stock exchange on which our common stock is traded.

Income Taxes

We account for income taxes using the asset and liability method in accordance with ASC Topic 740, Income Taxes. Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws expected to apply when the assets are realized or the liabilities are settled. A valuation allowance is recorded when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The assessment of the need for a valuation allowance requires significant judgment, including consideration of future taxable income, tax planning strategies, and other relevant factors.

In the ordinary course of business, we encounter transactions for which the ultimate tax outcome is uncertain. We evaluate uncertain tax positions using a “two-step approach,” whereby a tax position is recognized only if it is more likely than not to be sustained, and the recognized amount is the largest benefit greater than 50% likely to be realized upon ultimate settlement. Adjustments to unrecognized tax benefits are made as new information becomes available or as events occur that indicate a change is warranted.

The determination of unrecognized tax benefits requires management to apply significant judgment in interpreting complex tax laws and regulations across multiple jurisdictions. This process is inherently uncertain and could result in changes that materially affect our financial condition or results of operations. Interest and penalties related to uncertain tax positions, if any, are included as a component of income tax expense.

Recently Issued and Adopted Accounting Pronouncements

See Note 2 to our audited financial statements and our unaudited condensed financial statements included elsewhere in this prospectus for information about recent accounting pronouncements, the timing of their adoption, and our assessment, if any, of their potential impact on our financial condition and results of operations.

Quantitative and Qualitative Disclosures About Market Risks

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. As of March 31, 2025, we had cash and cash equivalents of $43.4 million, all of which was held in bank deposits with credit-worthy financial institutions. We also had variable rate debt of $15.6 million as of March 31, 2025. We do not believe that a hypothetical 10% increase or decrease in interest rates during any of the periods presented would have had a material effect on our financial statements included elsewhere in this prospectus.

Financial Institution Risk

All of our cash and cash equivalents are held with two financial institutions, with substantially all of the cash held with our primary bank that administers a platform to maintain our deposits across multiple member banks within the FDIC limits of up to $250,000 per account. As a result, we believe that our exposure to financial institution risk is not significant.

Inflation Risk

Inflation generally affects us by increasing our cost of labor and supplier costs. Inflationary and supply chain pressures may adversely impact our future financial results. Our operating costs have modestly increased due to these factors and may continue to increase because of these pressures. We may not be able to fully offset these cost increases by raising prices for the aprevo Technology Platform, which could result in downward pressure on our margins.

Emerging Growth Company and Smaller Reporting Company Status

We qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

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being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;
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reduced disclosure about our executive compensation arrangements;
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not being required to hold advisory votes on executive compensation or to obtain stockholder approval of any golden parachute arrangements not previously approved;
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an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act; and
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an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. In addition, the JOBS Act permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have chosen to “opt out” of this provision, and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

We are also a “smaller reporting company,” meaning that the market value of our shares held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million, and our annual revenue was less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our shares held by non-affiliates is less than $250.0 million or (ii) our annual revenue was less than $100.0 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time that we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K, and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

BUSINESS

Overview

We are a commercial-stage medical technology company pioneering AI-enabled personalized spine surgery solutions with a mission to improve outcomes and decrease the cost of healthcare for spine surgery and beyond. We are focused on becoming the standard of care for spine fusion surgery. The aprevo Technology Platform consists of AI-enabled software solutions, and interbody implants that we custom design for each patient’s unique pathology and vertebral bone topography, and single-use surgical instruments. The aprevo Technology Platform was designed to address the limitations of traditional spine fusion surgery and aims to optimize patient outcomes and reduce the need for revision surgeries. By providing personalized surgical plans and interbody implants for custom vertebral fit that are powered by AI-enabled, outcomes-based algorithms, the aprevo Technology Platform supports surgeons in achieving proper spinal alignment for patients with DDD, which can improve clinical outcomes and reduce the likelihood of revision surgeries. We currently market the aprevo Technology Platform for lumbar spine fusion surgery, and we are further developing the aprevo Technology Platform for use in cervical spine fusion surgeries, which we expect to commercialize in 2026.

DDD is the progressive breakdown of spinal discs that are interposed between vertebrae to provide mobility and shock absorption. The disease occurs naturally with age and can be accelerated by factors such as injury, repetitive loading, obesity, or genetic predisposition. ASD is a more severe form of DDD and is a condition where the spine has systematic structural abnormalities and/or abnormal curvature often affecting multiple levels of the spine. These conditions often cause a loss of disc height and spine function, and lead to chronic pain, disability, and other chronic spinal pathologies, significantly impacting patients’ lives. As the conditions progress and patients experience debilitating pain or disabilities, surgical intervention may become necessary. One study estimated that the overall prevalence of diagnosed DDD was 27.3% for individuals over the age of 65, and increased with age (Parenteau et al., 2021).

Non-surgical interventions are typically the first line of treatment for DDD and are aimed at managing symptoms and slowing disease progression without invasive procedures. When non-surgical treatments fail to alleviate debilitating symptoms or disabilities, surgical interventions may become necessary. The most common surgical intervention and current standard of care is traditional spine fusion, which we define as a spine fusion procedure with stock implants that are fixed in size and shape. According to the SmartTRAK Report, there will be approximately 445,200 lumbar fusion surgeries and approximately 372,600 cervical fusion surgeries performed in the United States in 2025. For additional information on the sources and assumptions of the SmartTRAK Report, see sections titled “Market, Industry, and Other Data” and “—Market Overview—Our Addressable Market” below.

Despite its wide adoption, we believe traditional spine fusion surgery has several limitations and can lead to poor clinical outcomes. First, traditional spine fusion often lacks robust pre-operative planning, relying on 2D imaging without advanced tools, such as 3D modeling. This limits the surgeon’s ability to plan for optimal correction. Second, the stock implants that are used during surgery are largely symmetric in shape and only come in pre-defined dimensions, which often fail to match the unique anatomy of each patient and can lead to unpredictable alignment. During the surgery, the surgeon must visually choose the correct stock implant from dozens of options, which involves a prolonged trialing process, and which we believe elevates the risk of secondary complications. Finally, post-operatively, there is no integrated means for reconciling achieved outcomes against surgical objectives and utilizing these insights systematically to improve future surgical plans. As a result of these limitations, traditional spine fusion surgery can fail to achieve proper alignment, leading to post-operative complications and increasing the likelihood of revision surgery. Recent publications on traditional spine fusion report rates of revision surgery for mechanical complications between 14% and 32% over a mean postoperative period of one to two years in ASD patients (Kent et al., 2024). We believe that these limitations and poor clinical outcomes not only impair patients’ health and quality of life but also impose a significant economic burden on the healthcare system, with the direct and indirect costs of a revision surgery frequently exceeding $100,000 (Raman et al., 2018).

The aprevo Technology Platform represents an end-to-end, integrated digital technology platform designed to deliver better surgical results, reduce the need for revision surgery, and improve long-term outcomes. The aprevo Technology Platform is the first available solution to provide personalized digital surgical plans and the accompanying aprevo interbody implants that are tailored to each patient’s unique pathology and vertebral bone topography.

Our pre-operative planning software utilizes standard-of-care diagnostic imaging in combination with our AI-enabled algorithms to develop personalized digital surgical plans, allowing us to design aprevo interbody implants for each patient’s unique pathology and anatomy. Additionally, the aprevo Technology Platform supports the collection of post-operative data to inform our digital surgical planning process. The aprevo Technology Platform is 510(k) cleared by the FDA and commercially available in the United States for lumbar interbody fusion surgeries. Procedures using our aprevo interbody implants are covered by Medicare, Medicare Advantage, and commercial payors; these are generally mapped to MS-DRG codes that provide for premium reimbursement for most spine fusion surgeries that utilize aprevo interbody implants relative to those that use stock implants. We believe this also helps drive surgeon adoption while also supporting patient access to our patient-centric technology. While our current commercial focus is on the U.S. market, we plan to engage in market access initiatives for strategic international regions.

We are also developing our aprevo Technology Platform for use in cervical spine fusion surgeries, and in July 2025 successfully completed the first in-human personalized cervical procedure in the United States using our aprevo Technology Platform. In November 2024, we received FDA 510(k) clearance for our aprevo interbody implants for cervical interbody fusion surgeries after previously receiving FDA Breakthrough Device Designation for this technology. In 2025, we plan to continue to build our aprevo Technology Platform for cervical fusion procedures by pursuing additional clearances for advancements to our cervical software platform and our personalized plating solutions. However, there is no guarantee that our cervical software platform and our personalized plating solutions will obtain FDA clearance on the expected timeline, or at all. See the section titled “— Our Solution—Our 510(k) Submissions” below for more information regarding our FDA 510(k) submissions for our material products and product candidates. Assuming we get the necessary additional clearances, we expect to commercialize the aprevo Technology Platform for cervical fusion surgery in 2026. In April 2025, CMS announced X-codes for the use of custom-made anatomically designed fusion devices for cervical spine fusion surgeries. While there is no guarantee that this proposal will be approved in its current form, if approved in the CMS Final Rule, these X-codes will identify claims that are eligible for hospitals to receive NTAP of up to $21,125 per cervical spine fusion procedure.

Due to these unique features and capabilities, the aprevo Technology Platform delivers meaningful surgical, clinical, and commercial benefits, including:

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Improved alignment and decreased risk of revision spine surgery. The aprevo Technology Platform provides 3D anatomical correction, incorporating coronal alignment, sagittal alignment, and height restoration to help surgeons achieve their planned alignment targets. While, as of the date of this prospectus, we are not aware of any head-to-head trials that directly compare aprevo interbody implants to stock implants, retrospective reviews of clinical data suggest that the aprevo Technology Platform improves post-operative alignment, compared to traditional spine surgery, in both DDD and ASD cases. These results may not be directly comparable as they are not from a single head-to-head trial. However, improved alignment can reduce the occurrence of post-operative complications, such as subsidence, adjacent segment disease, and mechanical failures, and ultimately lower the need for revision surgery.
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Outcomes-driven pre-operative planning and post-operative insights. Our pre-operative, 3D modeling, and AI-enabled algorithms informed by large amounts of data help surgeons plan the surgery that fits with a patient’s unique pathology and anatomy. Following the procedure, the patient’s post-operative images and surgical outcome data are measured and analyzed to inform results against the surgical plan. These post-operative insights allow surgeons to reconcile their plan against the surgical results. Our aprevo Technology Platform not only enables direct feedback to the surgeon, but also collects data that is incorporated into our algorithms to improve personalized surgical plans for subsequent patients.

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Seamless integration and improvement of existing surgical workflows. The use of the aprevo Technology Platform integrates with, and can improve upon, existing surgical workflow. The aprevo Technology Platform does not require any supplemental or unique pre-surgical imaging beyond what is required for traditional spine surgery. The surgeon can use their preferred surgical access approach and methods as they would with a stock implant without any additional surgical training. Our aprevo interbody implants are compatible with commercially available surgical robots and other accompanying implants, such as rods and screws. We believe this allows for ease of adoption and integration into the surgeon’s workflow and preferences and enables user acquisition and account penetration. As an improvement to the surgical workflow, the surgeon does not need to test fit various interbody sizes during the surgery while the patient is under anesthesia and the spine is exposed. Instead, the surgeon can deliver the aprevo interbody implant to each planned vertebral level without any trialing required.
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On-demand, made-to-order inventory model with short lead times. Our aprevo interbody implants are manufactured on-demand by our CMOs and are specific to each patient, their pathology, and vertebral bone topography. Unlike stock implants, our patient-specific aprevo interbody implants and accompanying single-use instruments are delivered sterile, typically within 10 business days of surgical plan approval. The aprevo interbody implants and accompanying single-use instruments do not require additional processing at the hospital, which eliminates additional expenses to hospitals. Since our aprevo interbody implants and accompanying single-use instruments are made on-demand by our CMOs for each patient, we are able to operate an asset-light business model, requiring limited investments in capital equipment and inventory.

We estimate there is a total addressable market of approximately $13.4 billion for our aprevo Technology Platform in the United States, based on our current average selling price and the approximately 445,200 lumbar fusion surgeries that are expected to be performed in the United States in 2025, according to the SmartTRAK Report. Our total addressable market is the total overall revenue opportunity that we believe is available for the aprevo Technology Platform in the United States if we achieve 100% market share for lumbar fusion surgeries and is not a representation that we will achieve such market share. For additional information on the sources and assumptions of the SmartTRAK report, see the sections titled “Market, Industry, and Other Data” and “—Market Overview—Our Addressable Market” below.

We estimate there are approximately 4,000 surgeons across the United States whose patients could benefit from using the aprevo Technology Platform (Moore et al., 2021). As of March 31, 2025, 177 surgeon users had completed one or more procedures using the aprevo Technology Platform, compared to 103 surgeon users as of March 31, 2024. As of June 30, 2025, 199 surgeon users had completed one or more procedures using the aprevo Technology Platform, compared to 116 surgeon users as of June 30, 2024. We believe this suggests ample opportunity to grow our surgeon user base and further penetrate the market by capturing more surgeons across the United States.

*As of June 30, 2025.

We market and sell the aprevo Technology Platform to hospitals through a combination of our direct sales team and independent sales agents. Our direct sales team consists of Area Business Directors, Regional Sales Directors, Account Managers, and Strategic and National Account leadership, who are primarily responsible for selling the aprevo Technology Platform to surgeons and working with hospitals to secure product approval. They are also responsible for recruiting independent sales agents that cover each surgery, generating leads, and training clinics. We plan to grow our commercial infrastructure, including both our direct sales team and our number of independent sales agents, and expand various market access initiatives, including utilizing medical education programs and surgeon training at top academic institutions.

A large body of evidence supports the clinical benefits of the aprevo Technology Platform for spine fusion, including seven peer-reviewed clinical data publications and 12 peer-reviewed clinical data abstracts. Across the various studies and publications, the aprevo Technology Platform has shown favorable results in two of the most critical success measures in spine fusion surgery: (1) achieving proper post-operative alignment and (2) obviating the need for revision surgery due to implant related complications. We continue to develop our growing base of clinical and patient reported outcomes to serve as evidence of the aprevo Technology Platform’s value to all key stakeholders, including patients, clinicians, hospitals, and payors. For example, we are currently conducting a 338-patient study, our COMPASS Registry, to track clinical outcomes from procedures using the aprevo Technology Platform in both DDD and ASD patients. Based on interim data from the first 67 ASD patients in our COMPASS Registry, these patients demonstrated improved alignment and reduced mechanical complications post-operatively, with a revision rate of 1.5% at one-year follow-up that were attributable to mechanical complications unrelated to the aprevo interbody implant (Kent et al., 2024).

We have established a significant competitive advantage through multiple strategic initiatives, including creating a robust intellectual property portfolio and a comprehensive data set. As of June 30, 2025, our patent portfolio contains 38 total issued patents and approximately 120 pending patent applications along with various trademarks and trade secrets. The portfolio covers our aprevo interbody implants, associated manufacturing processes, design process, software user interface for surgeons, and AI-enabled algorithms and software for anatomical spine segmentation and generating and delivering personalized digital surgical plans.

Our competitive position is further strengthened by our significant base of patient and imaging data. As of March 31, 2025, we estimate that we have used approximately four million radiographic images to train and improve our AI models, analyzed more than one million radiographic images of patients who have undertaken a procedure using our aprevo Technology Platform, and created more than 40,000 digital twin 3D models of patients’ anatomies. We harness post-operative data to refine future personalized digital surgical plans, aprevo interbody implant design, and physician workflow, allowing us to continuously improve personalized spine surgery. Further, our large and expanding data moat supports our research and development efforts, improving the aprevo Technology Platform and enhancing our product pipeline. We intend to continue to enhance our intellectual property portfolio and grow our collection of patient data to further strengthen our competitive advantage and produce better patient outcomes.

We have experienced sequential quarterly and annual revenue growth, driven primarily by growth in our surgeon user base and increased utilization by our existing surgeon users. For the years ended December 31, 2024 and 2023, we recognized revenue of $27.2 million and $13.8 million, respectively, representing year-over-year growth of 97.2%. For the three months ended March 31, 2025 and 2024, we recognized revenue of $10.2 million and $5.1 million, respectively, representing period-over-period growth of 100.3%. For the year ended December 31, 2024, we recognized a gross margin of 73.8% and a net loss of $24.3 million, compared to a gross margin of 71.9% and a net loss of $18.9 million for the year ended December 31, 2023. For the three months ended March 31, 2025, we recognized a gross margin of 74.9% and a net loss of $5.7 million, compared to a gross margin of 72.0% and a net loss of $5.4 million for the three months ended March 31, 2024. As of March 31, 2025, we had an accumulated deficit of $76.9 million.

Our Success Factors

We believe that the continued growth of our company will be driven by the following success factors:

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Paradigm-shifting, patient-centric platform aiming to set the new standard of care for spine surgery. The aprevo Technology Platform represents an end-to-end, integrated digital technology platform designed to deliver better surgical results, reduce the need for revision surgery, and improve long-term outcomes. The aprevo Technology Platform is the first available solution in the United States to provide personalized digital surgical plans and the accompanying aprevo interbody implants that are tailored to each patient’s pathology and vertebral bone topography. Our platform begins by analyzing each patient’s pathology and spinal anatomy, relying on standard diagnostic imaging to create a 3D model that is then used to identify the corrections necessary to bring the spine within alignment. Our surgical planning software then designs a personalized interbody implant and surgical plan to achieve that goal. Additionally, the aprevo Technology Platform uses post-operative data to continuously improve the personalized digital surgical planning process and drive improved patient outcomes. We believe that the unique and differentiated benefits of the aprevo Technology Platform have helped drive strong adoption since our commercial launch.
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Large and established addressable market opportunity with a significant unmet clinical need. According to the Mayo Clinic News Network, approximately 20% of U.S. adults experience some amount of disc degeneration by the age of 65.The SmartTRAK Report estimates that there will be approximately 445,200 lumbar fusion surgeries performed in the United States in 2025. For additional information on the sources and assumptions of the SmartTRAK Report, see the sections titled “Market, Industry, and Other Data” and “Market Overview—Our Addressable Market” below. This represents an existing, annual addressable U.S. market of $13.4 billion for our lumbar fusion implants based on our average selling price, with a potential additional upside in our total addressable market from cervical fusion procedures. Despite its wide adoption, we believe traditional spine fusion is hindered by several shortcomings that may contribute to high rates of malalignment, frequent complications and increased likelihood of revision surgery. For example, one analysis has shown that, following surgery for ASD, 62% of patients remain sagittally malaligned and 25% of patients remain coronally malaligned (Moal et al., 2014). This results in serious complications and may require one or more revision surgeries. One study reported that 10% of ASD patients included in the study underwent revision surgery at one year due to implant-related complications (Lafage et al., 2024), while another observed revision rates for implant-related complications up to 50% by year four (Hallager et al., 2017). Malalignment is equally problematic for patients receiving surgery for DDD. For example, a study of 578 patients (Leveque et al., 2018) and a study of 335 patients (Manoharan et al., 2025) observed malalignment present in 30% and 85%, respectively, of DDD patients preoperatively (typically impacting the levels being treated with fusion), and that 70% and 90% of these patients remained malaligned, respectively. Revision surgery represents a burdensome cost to the healthcare system. Based on published data, the direct and indirect costs of revision surgery frequently exceed $100,000 (Raman et al., 2018). We designed the aprevo Technology Platform to address the limitations of traditional spine surgery by providing surgeons with personalized digital surgical plans and patient-specific aprevo interbody implants to achieve the desired surgical correction. Our total addressable market is the total overall revenue opportunity that we believe is available for the aprevo Technology Platform in the United States if we achieve 100% market share for lumbar fusion surgeries, and it is not a representation that we will achieve such market share.
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Compelling benefits for patients and providers supported by a robust body of clinical studies and real-world evidence. A significant body of evidence supports the clinical benefits of the aprevo Technology Platform for spine fusion, including seven peer-reviewed publications and 12 peer-reviewed abstracts. Across the various studies and publications, the aprevo Technology Platform has shown favorable results in two of the most critical success measures in spine fusion surgery: post-operative alignment and the need for revision surgery due to implant-related complications. For example, we are currently conducting a 338-patient study, our COMPASS Registry, to track real-world clinical outcomes from procedures using the aprevo Technology Platform. This registry collects two-year endpoint data studying post-operative alignment, revision rates and patient outcomes. Interim results for the first 67 ASD patients at 12-week to one-year follow-up showed that these patients who were treated with the aprevo Technology Platform obtained favorable post-operative alignment status, with no complications related to the aprevo interbody implant, and low revision rates (Kent et al., 2024). Among those patients, the rate of revision surgery attributable to mechanical complications was 1.5% (Kent et al., 2024). The authors noted that this compared favorably to published results from a separate study on 997 patients treated with stock implants that observed a revision rate for mechanical complications following spinal deformity surgery by one-year follow-up of 8.7% (Lafage et al., 2024). We believe that our clinical evidence and real-world results will continue to support the rapid adoption of the aprevo Technology Platform, with the goal of establishing a new standard of care for spine fusion surgery.
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Established and distinct hospital reimbursement with favorable payment levels. In October 2024, CMS established new MS-DRG codes that included “custom-made anatomically designed” devices. These new MS-DRG codes provide premium reimbursement for most spine fusion surgeries that utilize aprevo interbody implants relative to those that use stock implants. We believe that this helps drive surgeon adoption while also supporting patient access to our patient-centric technology. Procedures using our aprevo interbody implants are covered by Medicare, Medicare Advantage, and commercial payors.
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Scalable, inventory-light business model with attractive gross margins. We have purposefully designed the aprevo Technology Platform, our supply chain, and our commercial strategy to enable rapid adoption and efficiently scale our operations. We leverage our AI-enabled algorithms and software to convert standard-of-care diagnostic patient imaging into a personalized digital surgical plan with limited human interaction and labor costs. Our made-on-demand aprevo interbody implants and our single-use surgical instruments allow us to operate an asset-light business model. Unlike traditional orthopedic device manufacturers who must build significant inventory in order to provide surgeons a range of devices for potential use in each procedure, our aprevo interbody implants are manufactured on-demand by our CMOs and personalized for each patient. As a result, at any given time, our inventory consists only of personalized devices manufactured for a specific patient’s procedure. Importantly, our streamlined DPS also allows us to typically deliver our patient-specific aprevo interbody implants to hospitals within 10 business days of surgical plan approval. We utilize independent sales agents for case coverage, allowing our team of direct sales professionals to focus on widening and deepening the adoption of the aprevo Technology Platform. We expect these highly attractive business model attributes to drive revenue and enable our path to profitability.
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Strong competitive position supported by robust intellectual property and comprehensive data moat. As of June 30, 2025, our patent portfolio contained 38 total issued patents and approximately 120 pending patent applications along with various trademarks and trade secrets. The portfolio covers our implants, associated manufacturing processes, design processes, software user interface for surgeons, and AI-enabled algorithms and software for anatomical spine segmentation and generating and delivering personalized digital surgical plans. Our competitive position is further strengthened by our significant base of patient and imaging data. As of March 31, 2025, we estimate that we have used approximately four million radiographic images to train and improve our AI models, analyzed more than one million radiographic images of patients who have undertaken a procedure using our aprevo Technology Platform, and created more than 40,000 digital twin 3D models of patients’ anatomies. We harness post-operative data to refine future personalized digital surgical plans, aprevo interbody implant design, and physician workflow, in an effort to continuously improve personalized spine surgery. Further, our large and expanding data moat supports our research and development efforts, improving the aprevo Technology Platform and enhancing our product pipeline. We intend to continue to enhance our intellectual property portfolio and grow our collection of patient data to further strengthen our competitive advantage and produce better patient outcomes.
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Experienced leadership team. Our team of industry professionals is dedicated to our mission and embodies our “patient-obsessed” culture. Our senior management team has deep expertise across various disciplines, including technology, spine and orthopedic surgery, research and development, sales and marketing, operations, engineering, data science, manufacturing, and intellectual property.

Our Growth Strategies

We believe that the following strategies will advance our mission and contribute to our future success and growth:

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Continue to drive adoption and market share capture for aprevo in lumbar fusion surgeries. Since the full commercial launch of the aprevo Technology Platform for lumbar spine fusion surgery in October 2021, the aprevo Technology Platform has been used to treat more than 1,500 patients. The SmartTRAK report estimates that there will be approximately 445,200 lumbar fusion surgeries performed in the United States in 2025. For additional information on the sources and assumptions of the SmartTRAK Report, see the sections titled “Market, Industry, and Other Data” and “Market Overview—Our Addressable Market” below. Further, there are approximately 4,000 surgeons in the United States whose patients could benefit from the aprevo Technology Platform (Moore et al., 2021). We believe this represents a significant opportunity to grow our surgeon user base and further penetrate the market. Over time, we expect to not only grow the base of surgeons actively using the aprevo Technology Platform but to also increase the number of procedures using the aprevo Technology Platform that are performed by existing surgeon user bases. To achieve this, we plan to grow our commercial infrastructure and expand various market access initiatives, including utilizing medical education programs and surgeon training at top academic institutions. Our medical education and surgeon training initiatives support our commercial operations by increasing awareness of the benefits of the aprevo Technology Platform. Additionally, we are investing in key initiatives to grow patient awareness, including our physician locator web page, which we believe will drive increased patient volume to surgeons who currently utilize the aprevo Technology Platform. Our goal is to establish the aprevo Technology Platform as the standard of care for lumbar fusion.
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Launch the aprevo Technology Platform for cervical spine fusion surgeries. We are developing the aprevo Technology Platform to expand its use into cervical spine fusion surgeries. We believe that cervical spine fusion surgery using stock implants has significant challenges, and this creates an opportunity for the aprevo Technology Platform to significantly improve upon the standard of care in cervical fusion. In November 2024, we received FDA 510(k) clearance for our aprevo interbody fusion implants for cervical spine fusion surgeries, after previously receiving FDA Breakthrough Device Designation. In April 2025, CMS issued the IPPS 2025 Proposed Rule that includes an NTAP to provide supplemental reimbursement of up to $21,250, effective October 1, 2025, to hospitals for each qualifying aprevo cervical procedure. While we believe the IPPS 2025 Proposed Rule will be adopted in its current form, there is no guarantee that the IPPS 2025 Proposed Rule will be adopted in its current form. In 2025, we plan to continue to build out our aprevo Technology Platform for cervical fusion procedures by pursuing additional clearances for advancements to our cervical software platform and our personalized plating solutions. There is, however, no guarantee that our cervical software platform and our personalized plating solutions will obtain FDA clearance on the expected timeline, or at all. Assuming we get the necessary additional clearances, we expect to commercialize the aprevo Technology Platform for cervical fusion surgery in 2026. See the section titled “— Our Solution—Our 510(k) Submissions” below for more information regarding our FDA 510(k) submissions for our material products and product candidates. We intend to drive adoption of the aprevo Technology Platform for cervical spine fusion surgery among our existing base of surgeons who are actively using the aprevo Technology Platform for lumbar spine fusion surgeries.
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Invest in further growing our base of clinical evidence. We are committed to building upon our strong foundation of clinical evidence demonstrating the efficacy of the aprevo Technology Platform. Clinical data publications are important tools for patients and surgeons to educate themselves on the clear benefits of the aprevo Technology Platform when compared to traditional spine surgery using stock implants. For example, our COMPASS Registry is generating real-world evidence on the performance and outcomes of the aprevo Technology Platform for use in lumbar spine fusions, and we anticipate that our COMPASS Registry will support a robust cadence of clinical publications. In addition, although the outcomes of our studies cannot be guaranteed, we plan to continue to engage in studies and a registry to further validate the clinical benefits of the aprevo Technology Platform in cervical spine fusion. We believe that our ongoing clinical initiatives will further validate the benefits of the aprevo Technology Platform, drive surgeon adoption, and strengthen our reimbursement profile.

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Continue to develop our research and development initiatives. Our research and development initiatives are focused on introducing enhancements and new capabilities aimed at increasing the value provided by the aprevo Technology Platform to patients, surgeons, and third-party payors. We have introduced multiple iterations of our AI-enabled algorithms and software to drive further improvements in our planning. We believe that these improvements will strengthen our ability to leverage the post-operative data we collect, allowing us to build predictive analytic models that will aid physicians in clinical decision making. We also believe we can further develop the aprevo Technology Platform to address additional indications and disease states within the spine, such as cervical corpectomy and cervical disc arthroplasty. While spine surgery remains our current focus and we do not currently have a definitive timeline to expand beyond cervical and lumbar at this time, we believe that our platform technology may also benefit other musculoskeletal applications beyond spine.
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Pursue international markets. While our current commercial focus is on the U.S. market, we also plan to engage in market access initiatives to evaluate strategic international regions, but as of the date of this prospectus, we do not have any definitive plans. We have received ISO 13485 certification and MDSAP certification for the aprevo Technology Platform. We believe that our streamlined DPS and infrastructure provides us the necessary capacity to support global demand.

Market Overview

Spinal Anatomy

The human spine is a complex and critical structure that provides support, protects the spinal cord, and enables mobility. The spine or spinal column consists of 24 individual bones, or vertebra, and intervertebral discs that are stacked vertically and categorized into distinct regions: cervical (seven vertebrae), thoracic (12 vertebrae), and lumbar (five vertebrae). The vertebral body is the large, cylindrical, weight-bearing portion of a vertebra. The vertebral endplate, which is a thin layer of bone at the upper and lower surfaces of the vertebral body, plays an important role because it facilitates nutrient exchange between the vertebral body and disc. The spinal cord runs the length of the spine and passes through each vertebra; nerves exit the spine through spaces between the vertebra to send and receive signals from the rest of the body.

A fully functional spine is characterized by proper spinal alignment and healthy discs. Proper alignment is essential for stability and effective load distribution, while healthy discs provide mobility and shock absorption. Healthy discs are well-hydrated and have sufficient height to allow for passage of nerves and movement of the spine. Healthy endplates are generally smooth and uniform and may be slightly concave.

Degenerative Disc Disease

DDD refers to the progressive breakdown of the spinal discs that occurs naturally with age and can be accelerated by factors such as injury, repetitive loading, obesity, or genetic predisposition. DDD can occur in any region of the spine; however, DDD is most prevalent in the lumbar and cervical regions. DDD often causes a loss of disc height and spine function, resulting in compressed nerves and malalignment of the spine. These conditions often lead to chronic pain (nerve impingement, discogenic pain), disability (reduced mobility), and other chronic spinal pathologies, significantly impacting patients’ lives. The progression of DDD typically results in worsening symptoms. In its early phase, disc degeneration involves subtle dehydration and minor structural changes, manifesting as discomfort or reduced functionality. These issues can typically be treated with conservative treatment, including physical therapy and pain medication. As the condition progresses, the discs may lose significant height and functionality. Degeneration of the discs may include ruptures, herniation, and may contribute to spinal stenosis (narrowing of the spinal canal). Patients at this phase often experience severe, debilitating pain, and substantial limitations in daily activities. These symptoms may force the patient to consider surgical solutions such as spine fusion to improve stability, restore function, and alleviate symptoms. The image below depicts an example of a healthy disc versus a degenerated disc.

Disc degeneration can lead to mechanical stress and damage to the endplates, making the endplate surfaces uneven and coarse. In turn, endplate defects can impair nutrient supply and accelerate disc degeneration, creating a vicious cycle that further contributes to spinal pathology and pain. One study demonstrated the correlation between disc degeneration and vertebral endplate surface irregularities or defects, with an increasing percentage of endplates, up to 48.9%, with disc degeneration exhibiting surface irregularities or defects from the upper spine to lower spine (Feng et al., 2018). The below 3D models depict two vertebral bodies from the same patient. The vertebral body on the left has a smooth surface, and the patient’s intervertebral disc at this level is healthy. The vertebral body on the right is from a level in which degeneration has caused endplate irregularities and defects.

If multiple sections and levels of the spine are impacted by DDD, the patient may experience systematic structural abnormalities of the spine, which is broadly referred to as ASD. ASD is often characterized by conditions such as scoliosis (curvature of the spine) or spondylolisthesis (slipping of one vertebra relative to another).

We believe that the prevalence of DDD has significantly increased in recent years due to multiple demographic factors, including an aging population and heightened obesity levels. Low back pain, which is strongly connected to the degenerative process of the intervertebral disc, is the fifth most common cause for doctor visits and affects 7.6% to 37% of patients according to a published literature review (Kos et al., 2018). One study estimated that the overall prevalence of patients diagnosed with DDD to be over 27% and increased with age (Parenteau et al., 2018).

Current Treatment Landscape

The treatment landscape for DDD spans a continuum of non-surgical and surgical interventions, each addressing different phases of disease progression and patient needs.

Non-Surgical Intervention

Non-surgical interventions are typically the first line of treatment for DDD, aimed at managing symptoms and slowing disease progression without invasive procedures. These approaches typically include physical therapy, pain medications, lifestyle modifications, and alternative therapies, such as chiropractic care or acupuncture. Despite their use, non-surgical approaches have notable shortcomings. They primarily address symptoms rather than the underlying structural degeneration. As degeneration progresses, the loss of disc height and joint stability may become irreversible, requiring surgical intervention.

Surgical Intervention

When non-surgical treatments fail to alleviate debilitating symptoms or disabilities, surgical interventions may become necessary.

The most common surgical intervention and current standard of care is traditional spine fusion. The goals of spine fusion surgery are to relieve pain, improve disability, restore function, and provide a durable solution to prevent the need for subsequent surgeries to achieve positive long-term patient outcomes. During the surgery, the degenerated disc is extracted and replaced with an interbody implant made of titanium, polymer, or bone allograft. Prior to placement, the center of the interbody implant is packed with bone graft material. The role of the interbody device is to restore height (allowing the nerves to exit the canal without being impinged), establish spinal alignment (based on the needs of each patient), and stabilize the spinal segment in the desired position while the graft material promotes bone growth between the two vertebral bodies to form a solid fusion. In most instances, the interbody implants are supplemented with additional fixation devices such as rods, screws, and plates to provide added stabilization. Traditional spine fusion is performed using 2D imaging for pre-operative planning and stock implants that are largely fixed in size and shape.

Left to right: images of titanium, polymer, and bone allograft interbody devices.

In lumbar fusion, surgeons may employ various anatomical approaches to access the disc space, including from the front (anterior lumbar interbody fusion (“ALIF”)), from the side (lateral lumbar interbody fusion (“LLIF”)), and from the back (transforaminal interbody fusion), depending on the patient’s pathology and vertebral bone topography. In cervical fusion, the most common anatomical approach is through the front of the neck (anterior cervical discectomy and fusion).

The alignment of the spine following surgery is critically important. Proper alignment of the spine must be considered in three dimensions, which involves coronal correction (correcting side-to-side curvature), sagittal correction (correcting front-to-back curvature), and axial correction (height restoration). If the spine is, or becomes, malaligned, as often measured by missing a desired angle by as little as 11 degrees, the patient will likely continue to have symptoms or require additional surgeries (Tempel et al., 2017). Studies have shown a strong association between spinal malalignment and the degeneration of adjacent spinal segments (adjacent segment disease), and there is a higher risk of undergoing revision surgery if proper sagittal alignment is not achieved during the primary surgery (Rothenfluh et al., 2015). The achieved alignment at each treated level can have a profound impact on overall alignment and the risk of needing additional surgery.

Limitations of Traditional Spine Fusion

Despite wide adoption, we believe traditional spine fusion is hindered by several shortcomings, which may contribute to poor clinical outcomes post-surgery. These poor outcomes not only meaningfully impair patients’ health and quality of life but also impose a significant economic burden on the healthcare system, with the direct and indirect costs of revision surgery frequently exceeding $100,000 (Raman et al., 2018).

We believe that traditional spine fusion is limited in several ways, including:

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Lack of Sufficient Pre-Operative Planning: Traditional spine fusion often lacks robust pre-operative planning, relying on 2D imaging without advanced tools such as 3D modeling. This can limit the surgeons’ ability to identify and develop a plan for achieving optimal correction and alignment goals.
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Poor Fit of Stock Interbody Implants: Stock implants are delivered to surgery in a large metal tray containing dozens of interbody implants of different shapes and sizes. Stock implants are largely symmetrical in shape and come in pre-defined dimensions, which can fail to match the unique anatomy of each patient and lead to unpredictable alignment. As a result, stock implants may not deliver proper alignment or correct coronal (side to side) imbalance of the spine. The lack of proper fit and correction often results in uneven loading and unpredictable alignment. The graphic below depicts the poor fit of a stock implant to endplates with damaged and uneven surfaces.

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Complicated and Time-Consuming Workflow: Given the limitations of 2D imaging, during the surgery, surgeons must visually choose the correct stock implant from dozens of options while the patient is anesthetized and with the spine exposed. This approach often requires the surgeon to test the fit of multiple implants in the disc space, which involves multiple passes of instruments into and out of the wound and repeated X-ray imaging. This trial process can prolong surgery time and increase radiation exposure, which elevates the risk of secondary complications.
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Lack of Post-Operative Feedback Incorporation into Future Decision Making: Without a sufficient pre-operative plan, it can be difficult for surgeons to reconcile achieved outcomes against surgical objectives. Reconciling post-operative data can provide valuable insights into whether the optimal alignment of the spine was successfully achieved. However, in traditional spine fusion, there is no integrated means for reconciling the data and communicating these insights back to surgeons. As a result, critical insights cannot be incorporated into future surgical plans that could help to improve surgical outcomes.
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Burdensome Inventory Management: Due to the uniform nature of stock implants, traditional spine fusion requires multiple trays of devices. This can result in an unnecessary, upfront investment from the manufacturers to ensure that there is adequate and properly sterilized inventory on hand for every spine fusion procedure. As a result, we believe that current medical device manufacturers struggle to reach profitability because they must produce stock implants in dozens of sizes and as a result hold large amounts of inventory to address the broad array of patient needs. In addition, stock implants are not delivered sterile to hospitals, requiring additional processing and resulting in additional expenses for hospitals.

We believe that these limitations explain why traditional spine fusion procedures can fail to achieve the desired alignment, which often leads to post-operative complications and revision surgery, as discussed below.

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High Rates of Malalignment: Malalignment following spine fusion surgery is a leading cause of poor outcomes, often resulting in complications and revision surgery. Proper spinal alignment is often not achieved following the traditional spine fusion procedure and, according to numerous published studies, post-operative alignment with stock implants is unpredictable. One analysis has shown that 62% of ASD patients remain sagittally malaligned and 25% remain coronally malaligned after traditional spine fusion surgeries (Moal et al., 2014). A study of 578 DDD patients that received one- to two-level fusions using stock implants showed that of the 173 patients that were malaligned pre-operatively, only 29% were corrected to normal alignment through surgery (Leveque et al., 2018). A second study of 335 patients observed that, of 285 patients that were pre-operatively malaligned, only 10% were corrected to normal alignment through spine fusion surgery with stock implants (Manoharan et al., 2025). A third study of 149 DDD patients that received spine fusion surgery using stock implants observed that patients who were malaligned pre-operatively generally had worsened alignment after surgery (Bari et al., 2021).
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Frequent Complications: spine fusion procedures using stock implants can lead to malalignment, which may cause several complications, including penetration of the interbody implant through the vertebral endplate into the vertebral body (subsidence), degeneration of adjacent spinal segments (adjacent segment disease), and mechanical complications, which include implant breakage, pseudoarthrosis (failure of the bone to fuse), and the development of malalignment/kyphosis (abnormal alignment) elsewhere in the spine. A systematic review of 40 articles reporting results on lumbar fusion procedures with stock implants in a mix of both DDD and ASD patients showed that subsidence occurred in 13% to 27% of patients (Parisien et al., 2022). In a study of 997 ASD patients that received spine fusion surgery using stock implants, implant-related mechanical complications were the most common complications, affecting 28% of patients by two years post-operatively (Lafage et al., 2024). Another study of 138 ASD patients that underwent spine fusion surgery using stock implants observed a similar rate of implant-related mechanical complications of 30% at two years and increasing to 56% at five years (Hallager et al., 2017). Other published studies have also identified a strong association between spinal malalignment and the development of adjacent level pathology in DDD patients that receive spine fusion surgery using stock implants (Phan et al., 2018).

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Increased Likelihood of Revision Surgery: Post-operative malalignment and the resulting complications significantly increase the likelihood of undergoing revision surgery. Recent publications on traditional spine fusions report rates of revision surgery for mechanical complications between 14% and 32% over a mean postoperative period of one to two years in ASD patients (Kent et al., 2024) (referencing three other published studies)). Other published studies have observed revision rates ranging from 29.5% (Glassman et al., 2020) to 50% (Hallager et al., 2017) in ASD patients receiving spine fusion surgery using stock implants by four-years follow-up. Research has shown that ASD patients requiring revision surgery due to poor alignment suffer from persistent disability and are 93% less likely to achieve meaningful benefit from surgery (Passias et al., 2024). One study examined the revision rate in DDD patients in whom abnormal sagittal alignment was not corrected and found that these patients had 19.4% revision rate by 1-year after surgery (Bari et al., 2021). Another study of 335 DDD patients showed that 285 (85%) of patients had abnormal sagittal alignment preoperatively and only 28 (10%) were corrected through their surgery (Manoharan et al., 2025). Among the 257 patients having abnormal sagittal alignment after surgery, the revision rate was 20.2% with a mean follow-up of 6.5 years. This revision rate was significantly higher than the 7.7% revision rate among patients in whom abnormal sagittal alignment was corrected, 20.2% vs. 7.7% (p=0.0103). Each revision surgery requires six to 12 months of recovery, can compromise patients’ health and quality of life, and represents a burdensome and avoidable cost to the healthcare system. Repeat revision surgeries, each requiring six to 12 months of recovery, can compromise patients’ health and quality of life, and represent a burdensome and avoidable cost to the healthcare system.

Our Addressable Market Opportunity

Given the limitations of traditional spine fusion surgery, we believe that DDD presents a significant unmet clinical need and economic burden to the healthcare system. We believe that the aprevo Technology Platform effectively addresses the underlying issues in this large, established market by providing personalized surgical plans, patient-specific spine implants, and holistic post-operative feedback.

Our initial focus is on the lumbar fusion market for which the aprevo Technology Platform is FDA 510(k) cleared for all lumbar levels. We estimate our total addressable market opportunity for lumbar fusion procedures to be approximately $13.4 billion, based on an estimated 445,200 lumbar fusion surgeries to be performed in the United States in 2025 and the average selling price of our aprevo Technology Platform. We arrived at the lumbar fusion procedure estimate by analyzing data from the SmartTRAK Report documenting the number of lumbar fusion procedures performed in the United States in 2025. According to the SmartTRAK Report, these estimates are subject to certain assumptions, including a CAGR of approximately 1.5% in the spinal fusion market, consistent with historical growth, resulting from, among other things, an aging U.S. population, which is expected to drive an increase in multilevel fusions in the U.S. spinal fusion market. For additional information on the sources of the SmartTRAK Report, see the section titled “Market, Industry, and Other Data.” Total addressable market is the total overall revenue opportunity that we believe is available for the aprevo Technology Platform in the United States if 100% market share is achieved for lumbar fusion surgeries, and it is not a representation that we will achieve such market share. The market share we achieve is subject to a number of assumptions, risks and uncertainties, which could fluctuate from time to time. See the risk factor titled “The size and expected growth of our total addressable market has not been established with precision and may be smaller than we estimate.”

We are also developing the aprevo Technology Platform to expand its use into cervical fusion procedures. In April 2025, CMS issued the IPPS 2025 Proposed Rule that includes an NTAP to provide supplemental reimbursement to hospitals for qualifying aprevo cervical procedures. While we believe the IPPS 2025 Proposed Rule will be adopted in its current form, there is no guarantee that the IPPS 2025 Proposed Rule will be adopted in its current form. Assuming we get the necessary additional clearances, we expect to commercialize the aprevo Technology Platform for cervical fusion surgery in 2026. According to the SmartTRAK Report, there will be approximately 372,600 cervical fusion procedures performed in the United States in 2025. We plan to obtain additional FDA clearances prior to commercialization of the aprevo Technology Platform into cervical fusion procedures, and there is no guarantee that we will obtain FDA clearance on the expected timeline, or at all. See the section titled “— Our Solution—Our 510(k) Submissions” for more information regarding our FDA 510(k) submissions for our material products and product candidates.

Given the global prevalence of spine fusion procedures, we believe that a significant market opportunity also exists for the aprevo Technology Platform in international markets (Reisener et al., J Spine Surg., 2020). While we are in the early stages of planning and have no definitive timeline for international expansion, as an initial step we intend to engage in various market access initiatives for strategic international regions and obtain any necessary approvals as needed.

We also plan to develop the aprevo Technology Platform to address additional indications and spinal disease states and may target cervical corpectomy and cervical disc arthroplasty solutions. While spine surgery remains our current focus, and we do not currently have a definitive timeline to expand beyond cervical and lumbar at this time, we believe that our platform technology may also benefit other musculoskeletal applications beyond the spine, unlocking greater market potential.

Our Solution

The aprevo Technology Platform represents an end-to-end, integrated digital technology platform designed to deliver better surgical results, reduce the need for revision surgery, and improve long-term outcomes. Our aprevo Technology Platform is the first available solution to provide personalized digital surgical plans and the accompanying aprevo interbody implants that are tailored to each patient’s pathology and vertebral bone topography.

The aprevo Technology Platform consists of AI-enabled software solutions, interbody implants designed for each patient’s unique pathology and vertebral bone topography, and single-use surgical instruments. Our pre-operative planning software utilizes standard-of-care diagnostic imaging and AI-enabled algorithms to develop personalized digital surgical plans and to design aprevo interbody implants for each patient’s pathology and vertebral bone topography. Additionally, the aprevo Technology Platform supports the collection of real-world, post-operative data to inform our digital surgical planning process. The aprevo Technology Platform is commercially available in the United States and is indicated for use in lumbar interbody fusion procedures.

Our Data Asset and Correction AI-Enabled Algorithms

Our aprevo Technology Platform supports our collection of pre- and post-operative data from each patient and utilizes this data to inform future digital surgical plans. This data forms the foundation for the use of AI in the creation of personalized digital surgical plans.

Through our extensive database of radiographic images, we have developed proprietary AI-enabled algorithms to create personalized digital surgical plans for spine surgery. As of March 31, 2025, we estimate that we have used approximately four million radiographic images to train and improve our AI models, analyzed more than one million radiographic images of patients who have undertaken a procedure using our aprevo Technology Platform, and created more than 40,000 digital twin 3D models of patients’ anatomies. Our surgical planning process uses the patient’s pre-operative spinopelvic parameters, current treatment guidelines, and data from prior surgeries to deliver a personalized surgical plan for surgeon review that has considered treatment protocols and outcomes for thousands of patients. We are continuously improving our AI-enabled algorithms by incorporating the latest clinical learnings and patient data.

The aprevo Technology Platform and Procedure Surgical Workflow

The aprevo Technology Platform offers solutions for the entire surgical workflow, including (i) pre-operative AI-enabled, surgical planning, (ii) intra-operative advanced visualization to support precision placement of aprevo interbody implants, and (iii) post-operative data collection and insights intended to improve the digital surgical planning process. The following describe the impact of the aprevo Technology Platform on the surgical workflow:

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Pre-Operative. A procedure using the aprevo Technology Platform begins with designing a personalized digital surgical plan. Utilizing standard-of-care diagnostic imaging, our proprietary AI-enabled software renders a digital twin 3D model of the patient’s anatomy, including pathology and vertebral bone topography. This provides a detailed foundation for personalized digital surgical planning. The digital twin is then virtually manipulated to place the patient’s vertebral bodies into the appropriate 3D alignment. This proper alignment creates a new intervertebral space that we then map to create aprevo interbody implants. This process results in a personalized digital surgical plan and aprevo interbody implants that are designed to match the irregular surfaces of each patient’s vertebral bone topography and provide the targeted alignment. We interact with the surgeon during the pre-operating planning process through our myaprevo application. The myaprevo application is a digital tool used to display the personalized digital surgical plan and associated metrics that define the desired correction and alignment. The myaprevo application provides interactive 3D visualizations that the surgeon may share with the patient. Each patient’s personalized digital surgical plan and aprevo interbody implants are visualized, reviewed, and approved through the myaprevo application.

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Intra-Operative. The proposed personalized digital surgical plan and aprevo interbody implant designs are approved by the surgeon, including the exact implant dimensions, the desired position on the endplate, and their preferred surgical approach. Our patient-specific aprevo interbody implants are then 3D-printed by our CMOs. Our aprevo interbody implants are made of medical-grade titanium and designed with a lattice to promote fusion. Our streamlined DPS allows us to deliver aprevo interbody implants to hospitals within 10 business days of surgical plan approval. The implants are delivered to the hospital in a sterile kit along with single-use surgical instruments. In the operating room, our myaprevo application provides the surgeon and the operating staff with access to the personalized digital surgical plan that aids in the ability to accurately place aprevo interbody implants and predictably achieve the surgical plan.

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Post-Operative. Following the spine fusion surgery, we collect each patient’s operative and post-operative radiographs. The patient’s imaging data is measured and analyzed, and a detailed case report, branded as “aprevo intelligence,” is generated. The aprevo intelligence report shows pre-operative, planned, and post-operative alignment parameters. Surgeons can access comprehensive analytics for each surgery, providing the ability to conduct in-depth review and analysis of the surgical outcome against the operative goals. In addition, ongoing data collection and analysis fuels the algorithms included in the aprevo Technology Platform software. By leveraging the aprevo intelligence reports and post-operative insights, subsequent plans, and designs can be improved to the benefit of future patients.

Key Benefits of the aprevo Technology Platform

We designed the aprevo Technology Platform to address the shortcomings of traditional spine fusion surgery using stock implants. The benefits demonstrated by the aprevo Technology Platform include:

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Improved alignment and decreased risk of revision spine surgery. Post-operative spinal malalignment has been shown to have the greatest negative impact on clinical outcomes in spine fusion surgery. Achieving the necessary alignment to address a patient’s condition and improve the chances of a successful outcome requires careful planning and precise execution. The aprevo Technology Platform provides 3D anatomical correction, incorporating coronal alignment, sagittal alignment, and height restoration to help surgeons achieve their planned alignment targets. While, as of the date of this prospectus, we are not aware of any head-to-head trials that directly compare aprevo interbody implants to stock implants, retrospective reviews of clinical data suggest that the aprevo Technology Platform improves post-operative alignment, including compared to traditional spine fusion surgery, in both degenerative and deformity cases. These results may not be directly comparable as they are not from a single head-to-head trial. However, improved alignment can reduce the occurrence of post-operative complications, such as subsidence, adjacent segment disease, and mechanical failures, and ultimately lower the need for revision surgery. Interim results from our COMPASS Registry for the first 67 ASD patients at 12-week to one-year follow-up showed that these patients who were treated with the aprevo Technology Platform obtained favorable post-operative alignment status, with no complications related to the aprevo interbody implant, and low revision rates (Kent et al., 2024). Among those patients, the rate of revision surgery attributable to mechanical complications was 1.5% (Kent et al., 2024). The authors noted that this compared favorably to a separately published study on 997 patients treated with stock devices showed that a revision rate for mechanical complications following spinal deformity surgery by one-year follow-up of 8.7% (Lafage et al., 2024). We attribute these results to the improved alignment observed in patients receiving the aprevo Technology Platform.

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Outcomes-driven pre-operative planning and post-operative insights. Our pre-operative, 3D modeling, and AI-enabled algorithms informed by large amounts of data helps surgeons plan the surgery that fits with a patient’s unique pathology and anatomy. Following the procedure, the patient’s post-operative images and outcome data are measured and analyzed to inform results against the surgical plan. These post-operative insights allow surgeons to reconcile their plan against the surgical results. As such, their preferences and objectives can be fine-tuned, which streamlines the planning process in future patient cases and further enhances precision and performance of future surgeries. An aprevo intelligence report containing a dashboard and details showing the surgical outcomes as measured against personalized surgical plans is provided to the surgeon. Our aprevo Technology Platform not only enables direct feedback to the surgeon, but it also collects data that is incorporated into our algorithms to improve personalized surgical plans for subsequent patients. Patient subsets with similar pathologies and conditions are defined and clustered in our algorithms to improve the design of future surgical plans.
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Seamless integration and improvement of existing surgical workflows. The use of the aprevo Technology Platform integrates with, and can improve upon, existing surgical workflow. The aprevo Technology Platform does not require any additional or supplemental pre-surgical imaging beyond what is required for traditional spine fusion surgery. The surgeon can use their preferred surgical access approach and methods as they would with a stock implant without any additional surgical training. Our aprevo interbody implants are compatible with commercially available surgical robots and other accompanying implants, such as rods and screws. We believe this allows for ease of adoption and integration into the surgeon’s workflow and preferences and enables surgeon user acquisition and account penetration. As an improvement to the surgical workflow, the surgeon does not need to test fit various interbody sizes during the surgery while the patient is under anesthesia and the spine is exposed. Instead, the surgeon can deliver the aprevo interbody implant to each planned vertebral level without any trialing required.
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On-demand, made-to-order inventory model with short lead times. Our aprevo interbody implants are manufactured on-demand by our CMOs and are specific to each patient, their pathology, and vertebral bone topography. This allows us to maintain a capital efficient inventory model. Unlike stock implants, our patient-specific aprevo interbody implants and accompanying single-use surgical instruments are delivered sterile to hospitals typically within 10 business days of surgical plan approval. Our surgical kits do not require additional processing at the hospital, which eliminates additional expenses for hospitals. Since our aprevo interbody implants and accompanying insertion instruments are made on-demand by our CMOs for each patient, we are able to operate an asset-light business model, requiring limited investments in capital equipment and inventory.

Our 510(k) Submissions

The following table sets forth our 510(k) submissions for our material products and product candidates:

Submission	Device Name	Class	Status
K243802	aprevo anterior and lateral lumbar interbody fusion device, aprevo anterior lumbar interbody fusion device with interfixation	II	Cleared
K242599	aprevo Digital Planning	II	Cleared
K243635	aprevo anterior lumbar interbody fusion device with interfixation	II	Cleared
K242260	aprevo Cervical ACDF; aprevo Cervical ACDF-X; aprevo Cervical ACDF-X NO CAM	II	Cleared
K241477	aprevo anterior lumbar interbody fusion device with interfixation	II	Cleared
K241332	aprevo anterior and lateral lumbar interbody fusion device; aprevo anterior lumbar interbody fusion devices with interfixation; aprevo transforaminal lumbar interbody fusion device	II	Cleared

Submission	Device Name	Class	Status
K241328

aprevo Anterior and Lateral Lumbar Interbody Fusion device (ALIF/LLIF); aprevo Transforaminal Lumbar Interbody Fusion device (TLIF); aprevo Anterior Lumbar Interbody Fusion device with Interfixation (ALIF-X)

		II	Cleared
K241019	aprevo TLIF-C Articulating System	II	Cleared
K232282	aprevo anterior and lateral lumbar interbody fusion device, aprevo transforaminal lumbar interbody fusion device	II	Cleared
K231955	aprevo Digital Segmentation	II	Cleared
K231140	aprevo transforaminal lumbar interbody fusion device	II	Cleared
K222195	aprevo Digital Workflow	II	Cleared
K222009	aprevo anterior lumbar interbody fusion device with interfixation	II	Cleared
K222082	aprevo anterior and lateral lumbar interbody fusion devices, aprevo transforaminal lumbar interbody fusion devices	II	Cleared
K210542	aprevo Transforaminal IBF	II	Cleared
K202034	aprevo Intervertebral Body Fusion Device	II	Cleared
K250827	aprevo lumbar and cervical devices	II	Application submitted, review underway
K250987	aprevo TLIF	II	Application submitted, review underway

Our Clinical Results and Studies

A significant body of evidence supports the clinical benefits of the aprevo Technology Platform for spine fusion, including seven peer-reviewed publications and 12 peer-reviewed abstracts. We are committed to continuing to develop a strong base of clinical evidence and real-world patient outcomes to further support the aprevo Technology Platform’s clinical benefits. For example, we are currently conducting a 338-patient study, our COMPASS Registry, to track real-world clinical outcomes in procedures using the aprevo Technology Platform. This registry collects two-year endpoint data studying post-operative alignment, revision rates, and patient outcomes. Interim published data from the first 67 ASD patients in the COMPASS Registry representing a mean follow-up of 14.7 months, as of December 2023, demonstrated a rate of revision surgery attributable to mechanical complications was 1.5% (Kent et al., 2024). A separately published study on 997 patients treated with stock implants showed a revision rate for mechanical complications following spinal deformity surgery by one-year follow-up of 8.7% (Lafage et al., 2024). We believe that these efforts will help continue to generate a robust cadence of publications, increase awareness of the aprevo Technology Platform and drive commercial adoption.

Across the various studies and publications, the aprevo Technology Platform has shown favorable results in three of the most critical success measures in spine fusion surgery: improved post-operative alignment, improved disc space biomechanics, and reduced need for revision surgery due to implant-related complications.

Improved and More Predictable Post-Operative Alignment. Proper spinal alignment is crucial in spine surgery to achieve optimal patient outcomes, minimize complications, and improve long-term function. In a cohort study of 762 ASD patients, the authors concluded that poor post-operative alignment has the greatest impact on clinical outcomes in ASD patients (Krol et al., 2021). Research further indicates that if the spine is, or becomes, malaligned, the patient will likely continue to have symptoms or require revision surgery. The primary measures for evaluating post-operative lumbar spinal alignment include:

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intervertebral lordosis (“IVL”), which measures the angles between the endplates of two adjacent vertebrae;
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distal lumbar lordosis (“DLL”), which measures the angle between the upper endplate of the L4 vertebral body and the S1 sacral endplate, which is the upper surface of the first sacral vertebra (“S1”);
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lordosis distribution index (“LDI”), which is defined as the ratio of lower lumbar lordosis (“L4-S1”) to the total lumbar lordosis; and
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pelvic incidence minus lumbar lordosis (“PI-LL mismatch”), which assesses the relationship between pelvic incidence (“PI”), which is the orientation of the pelvis, and lumbar lordosis (“LL”), which describes the curvature of the lower spine.

The following diagram depicts each of these measures:

Several studies have found that procedures using the aprevo Technology Platform can achieve favorable post-operative alignment in short and long construct cases. For example:

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IVL: In a study of 217 patients with ASD or DDD treated with an aprevo interbody implant at one or more levels, 82% of lumbar levels treated (n = 365 implants) achieved IVL alignment within five degrees of target, and 97% of lumbar levels treated achieved IVL alignment within 10 degrees of target. (Sadrameli et al., 2024). In another published clinical study using stock implants, the authors found no differences in gained lordosis between six degrees and 20 degrees interbody devices (Lovecchio et al., 2020).
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DLL: A study of 72 DDD patients showed that 45% of patients with low DLL (33 of 72 patients) were restored to a normal DLL range after receiving an aprevo interbody implant. (Sadrameli et al. (submitted for publication)).The authors of this study compared their results to those reported in a separate study of 335 patients that received stock implants (Manoharan et al., 2025). They noted that, in the other study, correction of low DLL to normal DLL was achieved in only 10% of patients, with the uncorrected patients having 20.2% incidence of revision surgery at a mean follow-up of 6.5 years.
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LDI: In a study of 111 DDD patients, hypolordotic patients (those patients with a reduced or absent inward curve with LDI less than 50%; n=14) treated with an aprevo interbody implant achieved statistically significant improvement in LDI post-operatively. (Mullin et al., 2024). The mean post-operative LDI among these hypolordotic patients was 46%, approaching the normal LDI range (LDI 50-80%). In this study, hyperlordotic patients (those patients with excessive inward curve with LDI greater than 80%; n = 16) had a decrease in LDI trending toward the normal range; however, this decrease did not reach statistical significance. The authors of this study compared their results to those presented in a separate study of 149 DDD patients receiving stock implants and noted that the hypolordotic LDI patients (n = 36) in the other study tended to continue to have abnormally low LDI levels post-operatively and actually worsened as a group (Bari et al., 2021). The authors cited multiple studies showing that patients with a post-operative hypolordotic distribution present a greater risk of developing adjacent segment degeneration and are more likely to require revision surgery.
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PI-LL: In a multicenter study of 65 ASD patients receiving an aprevo interbody implant, 44.6% of patients achieved targeted PI-LL within five degrees, and only 15.3% of patients missed targeted PI-LL by greater than 15 degrees. (Smith et al., 2023). The authors of this study compared their results to those presented in a report from the International Spine Study Group (“ISSG”) in a cohort of 266 patients with ASD that received stock implants. The authors noted that, compared with the ISSG cohort, utilization of aprevo interbody implants resulted in significant improvement in achieving PI-LL target within five degrees of the pre-operative plan (44.6% vs. 31.5%, P = 0.046). Furthermore, compared to ISSG cases, utilization of aprevo interbody implants led to a significant reduction in cases in which the PI-LL target was missed by greater than 15 degrees (15.3% vs. 30.8%, P = 0.012). In another multicenter study of 135 DDD patients, among patients who were pre-operatively malaligned, alignment was restored (PI-LL restored to less than 10 degrees) in 44% of the patients (23 of 52 patients) when an aprevo interbody implant was used (Asghar et al., 2024). The authors of this study compared their results to a multicenter study of 578 patients that received stock implants, where only 29% of pre-operatively malaligned patients experienced PI-LL restoration using stock implants (Leveque et al., 2018). The authors found that the results using aprevo interbody implants to represent a statistically significant improvement compared with stock implants.

Improved Disc Space Biomechanics. In addition to providing the necessary alignment, interbody fusion devices play a central role in restoring and stabilizing the biomechanics of the disc space. However, the incongruity between an irregularly shaped vertebral endplate and the uniform surfaces of a stock interbody fusion device can create point contact between the interbody device and the endplate, causing uneven load distribution which can lead to implant subsidence or pseudarthrosis. Subsidence of the implant occurs when the interbody device penetrates the vertebral endplate and intrudes into the vertebral body during the post operative healing process. In these situations, alignment may be altered, and height restoration may be reduced or lost leading to the recurrence of pain. Pseudoarthrosis, which is a failure of the bone graft to fuse the two vertebral bodies into a single unit, can occur if the load on the bone graft is not evenly distributed across the disc space. After a period of time, the failure to achieve a fusion also alters the biomechanics of the disc space and this is most typically manifested by a mechanical failure elsewhere, such as a rod fracture. The goal of the endplate matched design of the aprevo interbody device is to increase the contact area between the irregular surface of the vertebral endplate to distribute loads more evenly across the disc space including loading of the bone graft. Unfortunately, an assessment of contact area across a three-dimensional endplate cannot be performed with conventional 2-dimensional X-rays, rather, a 3D analysis from a post-operative CT is required. Because a CT exposes the patient to harmful radiation, this type of post-operative imaging is relatively infrequent. However, in some situations, post-operative CT’s are the standard of care, and these provide a rare and valuable opportunity to analyze endplate to implant contact, as well as assess the occurrence of subsidence and pseudoarthrosis. In a study using one-year post-operative CT imaging to evaluate the implant-endplate contact area, subsidence and fusion in a series of 15 patients receiving 24 aprevo interbody implants, the implant-endplate contact area ratio was determined to be 93.9%, fusion was visible in 100% of levels and 95.8% of levels were free of subsidence. The authors concluded that aprevo interbody implants can provide nearly complete contact with endplate surfaces regardless of the individual endplate morphology, noting that this may contribute to improved interbody fusion rates, less subsidence, maintenance of alignment, and potentially decreased risk of implant-related complications (Ames et al., 2024).

Reduced Likelihood of Revision Surgery. Achieving optimal alignment has been shown to prevent mechanical complications and reduce the need for revision surgery, significantly improving patient quality of life. Clinical data suggest that procedures using the aprevo Technology Platform result in a lower rate of revision surgery relative to procedures using stock implants. Interim published data from the first 67 ASD patients in the COMPASS Registry representing a mean follow-up of 14.7 months, as of December 2023, demonstrated a rate of revision surgery attributable to mechanical complications was 1.5% (Kent et al., 2024). A separately published study on 997 patients treated with stock implants showed a revision rate for mechanical complications following spinal deformity surgery by one-year follow-up of 8.7% and 14.4% by two-year follow-up (Lafage et al., 2024). A separate group of surgeons performed a multi-center analysis of a similar cohort of 115 ASD patients who were treated with the aprevo Technology Platform finding that only 3.5% of patients required revision surgery at two-year follow-up.

COMPASS Registry

The COMPASS Registry is an observational, prospective registry designed to collect and evaluate data on patients with degenerative spinal conditions for a period of two years following surgery using the aprevo Technology Platform. We completed enrollment of 338 patients across 16 centers in the United States in the fourth quarter of 2024 and anticipate final data to be released in early 2027.

Eligible patients must meet inclusion criteria specified for the registry. Generally, patients must be adults who have been diagnosed with a degenerative condition of the lumbar spine that is appropriately treated with a lumbar fusion, and a clinical decision must have been made to use the aprevo Technology Platform in their spine fusion surgery prior to enrollment in the COMPASS Registry. The procedure must include placement of one or more aprevo interbody implants using an anterior, lateral, oblique, or transforaminal approach between the L1 and S1 vertebra. Patients are excluded if they have limited life expectancy for the study duration, have a known allergy to implant materials, are pregnant or intend to be, have an infection or inflammation, or have morbid obesity.

Patients are evaluated at the post-operative time points of six weeks, six months, one year and two years. The primary outcome measures include alignment, complications, and revisions, and the secondary outcome measures are Patient-Reported Outcome Measures to assess pain, function, treatment satisfaction, and quality of life.

Interim results from the first 67 ASD patients in our COMPASS Registry, from nine centers at 12-week to one-year follow-up with a mean follow-up time of 14.7 months, have been published (Kent et al., 2024). Overall, the results demonstrated that ASD patients who were treated with the aprevo Technology Platform obtained favorable post-operative alignment status, with no complications related to the aprevo interbody implant, and low revision rates. Among 44 patients with pre-operative severe overall deformity (based on a combined score of three alignment parameters) 16 improved to moderate deformity and nine to mild deformity. The percentage of patients starting in the severe PI-LL category was reduced from 55% pre-operatively to 12% post-operatively, with 38% improving from pre-operative moderate or severe PI-LL to a PI-LL of zero. Early complications requiring revision surgery consisted of two reoperations for screw malposition within 90 days (unrelated to the aprevo interbody implant). Between 90 days and one year, there was one revision surgery at nine months post-operatively due to proximal junctional kyphosis. This represents a revision rate of 1.5% attributable to a mechanical complication not related to the aprevo interbody implant and the authors of this study noted that this compares favorably to recent publications on traditional spine fusions reporting rates of revision surgery for mechanical complications between 14% and 32% over a mean postoperative period of two years in ASD patients (Kent et al., 2024).

As of April 2025, 264 patients in our COMPASS Registry have reached their one-year follow-up, consisting of 50% DDD patients and 50% ASD patients. Among the 264 patients, 2.7% (seven of 264 patients) underwent revision surgeries within the six week to one year timeframe. Out of 132 DDD patients with a minimum one-year follow-up, there was one revision for pseudoarthrosis combined with a wound infection, representing a revision rate of 0.7% (one of 132 patients) among DDD patients. This mechanical complication was considered to be unrelated to the aprevo interbody implant, and clinical data has shown that patients who develop a postoperative infection requiring revision surgery are 12 times less likely to achieve a fusion (Andrés-Cano et al., 2018). Of the 132 ASD patients, there were three revisions for proximal junctional kyphosis, representing a revision rate of 2.3% (three of 132 patients). Of the remaining three revision surgeries, none were for mechanical complications, two were attributable to vertebral body fractures due to surgical error and one was attributable to a neurological complication.

Key Publications

The table below lists key peer-reviewed publications, as well as abstracts or preprints that are not peer-reviewed that discuss the clinical benefits of the aprevo Technology Platform.

Several of these studies were conducted with small sample sizes and were not powered for statistical significance, did not control for other clinical variables, or have other design limitations (e.g., the studies were and are not randomized controlled trials, the pre-operative planning process is not standardized, and goals for alignment may differ due to surgeon preferences). The term “statistical significance” refers to the likelihood that a result or relationship is caused by something other than random chance or error. Statistical significance is measured by a “p-value,” which indicates the probability value that the results observed in a study were due to chance alone. A p-value of less than 0.05 is generally considered statistically significant, meaning that the probability of the results occurring by chance alone is less than five percent. The lower the p-value, the less likely that the results observed were random. In addition, unless noted otherwise, all of the listed studies were sponsored, funded, or supported by Carlsmed, or involved employees or consultants of Carlsmed, and are identified as such in the table. Sponsorship of a study means taking responsibility for the initiation, management, and financing of a clinical investigation. Funding clinical research entails covering the costs of a study in full or in part. Supporting a study means providing free or discounted products or services for purposes of clinical research.

Several of the studies compare results obtained using aprevo interbody implants with the results reported in separate studies involving stock implants. These results may not be directly comparable as they are not from a single head-to-head trial. A variety of factors may impact cross study comparisons, including variations in study design, patient selection criteria, and other protocols. As a result, it is important to consider the conclusions from such comparisons in light of the totality of available information. We are not aware of any direct head-to-head trials between aprevo interbody implants and stock implants.

Reference	Source	Authors, Description, and Conclusions
Ames et al.

Int’l Journal of Spine Surgery. 2024 Aug 27;18(Suppl 1):S41–S49. doi: 10.14444/8640

Tomographic Assessment of Fusion Rate, Implant-Endplate Contact Area, Subsidence, and Alignment With Lumbar Personalized Interbody Implants at 1-Year Follow-Up

Authors: Christopher P. Ames,[1] Justin S. Smith,[1,3] Rodrigo J. Nicolau[2]

Description: “This retrospective study included patients treated for adult spinal deformity at a single site and implanted with personalized interbody devices at L4 to L5 or L5 to S1 for segmental stabilization and alignment correction, who received 1-year post-operative CT images as part of their standard of care. An evaluation using 3-dimensional thin-section scans was conducted. Implant-endplate contact and signs of fusion were assessed in each CT slice across both endplates. The degree of subsidence as well as measures of segmental and global lumbar alignment were also assessed.”

Results: “Fifteen patients were included in the study, with a mean age of 68.2 years. Follow-up ranged between 9 and 14 months. Twenty-six total lumbar levels were implanted; 20 with PIC devices via the anterior lumbar interbody fusion approach, 2 with stock cages via the anterior lumbar interbody fusion approach, and 4 with PIC devices via the transforaminal lumbar interbody fusion approach. CT analysis of PIC-implanted levels found an overall implant-endplate contact area ratio of 93.9%, a subsidence rate of 4.5%, a fusion rate of 100%, and satisfactory segmental and global lumbar correction compared with the preoperative plan.”

Conclusion: “This 1-year follow-up CT analysis of [personalized implant cages] provides a unique opportunity to assess implant-to-endplate contact. Personalized interbody devices appear to offer a high level of endplate-to-implant contact at 1-year follow-up, which may contribute to improved interbody fusion rates, less subsidence, maintenance of alignment, and potentially decreased risk of implant-related complications.”

Asghar et al.	Int’l Journal of Spine Surg. 2024 Aug 26;18(Suppl 1):S24–S31. doi: 10.14444/8638	Authors: Jahangir Asghar,[1] Ashvin I. Patel,[1] Joseph A. Osorio,[1] Justin S. Smith,[1,3] John Small,[5] Jeffrey P. Mullin,[1] Atman Desai,[1] Michele Temple-Wong,[2] Rodrigo J. Nicolau[2]

Mismatch Between Pelvic Incidence and Lumbar Lordosis After Personalized Interbody Fusion: The Importance of Preoperative Planning and Alignment in Degenerative Spine Diseases

Description: “This multicenter retrospective analysis assessed radiographic pre- and post-operative spinopelvic alignment (PI−LL) in 135 patients who underwent 1- or 2-level lumbar fusions with personalized interbody implants for degenerative (nondeformity) indications. The aim was to assess the incidence of malalignment (PI−LL greater than or equal to 10 degrees) both before and after fusion surgery and to determine the rate of alignment preservation and/or correction in this population.”

Results: There were 135 patients included in this study. Of 83 patients who were aligned preoperatively, alignment was preserved in 76 (91.6%) and worsened in 7 (8.4%). Among the 52 preoperatively malaligned patients, alignment was restored in 23 (44.2%), and 29 (55.8%) were not fully corrected. Among patients who were preoperatively aligned, there was no statistically significant difference in either the “preserved” or “worsened” groups between stock devices and personalized interbody devices. In contrast, among patients who were preoperatively malaligned, there was a statistically significant increase in the “restored” group (P=0.046) and a statistically significant decrease in the “worsened” groups in patients with personalized interbodies compared with historical stock implant data (P < 0.05).

Conclusion: “Compared with a historical cohort with stock implants, the use of personalized interbody implants in short-segment fusions has shown a statistically significant improvement in restoring patients to normative PI−LL. The planning process can be improved by incorporating spinopelvic parameters, particularly for patients with high PIs. Personalized interbody implants can help to improve the alignment of pre-operatively malaligned patients. In addition, the use of 3D pre-operative planning, combined with personalized implants to achieve the plan, provides an important tool to clinicians to aid in planning and achieving optimal sagittal alignment and minimizing increased stress concentrations at adjacent discs.”

Kent et al.

Int’l Journal of Spine Surgery. 2024 Aug 23;18(Suppl 1):S6–S15. doi: 10.14444/8636

Radiographic Alignment in Deformity Patients Treated With Personalized Interbody Devices: Early Experience From the COMPASS Registry

Authors: Roland S. Kent,[1] Christopher P. Ames,[1] Jahangir Asghar,[1] Donald J. Blaskiewicz,[1] Joseph A. Osorio,[1] Chun-Po Yen,[1] Jeffrey Mullin,[1] Justin S. Smith,[1,3] John M. Small,[1] Michele Temple-Wong,[2] Jeffrey D Schwardt[2]

Description: “COMPASS is a post-market observational registry of patients enrolled either before or after index surgery and then followed prospectively for 24 months. Sagittal alignment was assessed with SRS-Schwab modifiers for pelvic incidence minus lumbar lordosis, pelvic tilt, and T1 pelvic angle. Summed SRS-Schwab modifiers were utilized to assign overall deformity status as mild, moderate, or severe. Complications were extracted from patient medical records.”

Results: “Overall postoperative sagittal alignment improved with a significant decrease in the mean sum of SRS- Schwab modifiers that correlated strongly to improvements in pelvic incidence minus lumbar lordosis. Among 44 patients with preoperative severe overall deformity, 16 improved to moderate and 9 to mild deformity. Adverse event reports and complications are listed in Table 5 and include nonserious AEs and complications. Complications occurred for 13 patients (19.4%), including 2 medical and 10 surgical complications ≤90 days postoperatively and 1 surgical complication >90 days postoperatively. Two patients (3%) with surgical complications required reoperation ≤90 days postoperatively to address screw malposition or loosening. One mechanical complication with PJK required reoperation 9 months postoperatively. No complications directly related to the personalized interbody devices were identified.”

Conclusion: “This study demonstrates that ASD patients whose surgical treatment included personalized interbody devices can obtain post-operative alignment status during the early post-operative period that is at least comparable to published results without complications directly attributable to the personalized interbody devices. As patient enrollment continues to increase and follow-up matures, we anticipate the ability to more definitively assess the potential short- and long-term benefits of personalized interbody devices.”

Mullin et al.

Int’l Journal of Spine Surgery. 2024 Aug 26;18(Suppl 1):S32–S40. doi: 10.14444/8639

Changes in Alignment at Untreated Vertebral Levels Following Short-Segment Fusion Using Personalized Interbody Cages: Leveraging Personalized Medicine to Reduce the Risk of Reoperation

Authors: Jeffrey P. Mullin,[1] Jahangir Asghar,[1] Ashvin I. Patel,[1] Joseph A. Osorio,[1] Justin S. Smith,[1,3] Christopher P. Ames,[1] John Small,[1] Atman Desai,[1] Adrien Ponticorvo,[2] Rodrigo J. Nicolau[2]

Description: “This retrospective study evaluated radiographic measurements from 111 consecutively treated patients diagnosed with degenerative spinal conditions and treated with a short-segment fusion of L4 to L5, L5 to S1, or L4 to S1 using [personalized interbody cage] implant(s) within 6 months of the fusion procedure. Comparisons of intervertebral lordosis for treated and untreated levels as well as LDI pre- and post-operatively were performed.”

Results: “In patients with a preoperative hypolordotic distribution (LDI < 50%), statistically significant increases were found in LDI postoperatively, approaching the normal LDI range (LDI 50%–80%) (P=0.030). Likewise, patients with hyperlordotic distribution preoperatively (LDI > 80%) experienced a decrease in LDI postoperatively, trending toward the normal range, although the changes were not statistically significant.”

Conclusion: “[Patient specific interbody (PSI)] implants may provide a benefit for patients, particularly those with hypolordotic distribution preoperatively, which showed significant improvements in LDI and IVL angle at L5 to S1 with no measured reciprocal changes. Personalized implants have the potential to further improve patient outcomes by allowing surgeons to achieve individual lordosis correction goals identified during the planning process and achieve a more predictable lordosis at the distal segments (L4−S1). Focusing on LDI in addition to global lordosis is an important factor that should be addressed during the planning process. Further studies will be needed to fully explore the predictability of IVL changes at adjacent unfused levels when using PIC implants.”

Sadrameli et al. (2024)	Int’l Journal of Spine Surgery. 2024 Aug 23;18(Suppl 1):S16–S23. doi: 10.14444/8637 Predictability in Achieving Target Intervertebral Lordosis Using Personalized Interbody Implants

Authors: Saeed S. Sadrameli,[1] Donald J. Blaskiewicz,[1] Jahangir Asghar,[1] Christopher P. Ames,[1] Gregory M. Mundis,[1] Joseph A. Osorio,[1] Justin S. Smith,[1] Chun-Po Yen,[1] Sigurd H. Berven,[1] Ashvin I. Patel,[1] Michele Temple-Wong,[2] Rodrigo J. Nicolau,[2] Roland S. Kent[1]

Description: “This is a retrospective study of 217 patients with spinal deformity or degenerative conditions. Patients were included if they received 3D-printed personalized interbody implants. The desired intervertebral lordosis (IVL) angle was prescribed into the device design for each personalized interbody (IVL goal). Standing post-operative radiographs were measured, and the IVL offset was calculated as IVL achieved minus IVL goal.”

Results: “Among the 365 treated levels, IVL offset was 1.1 degrees ± 4.4 degrees (mean ± SD). IVL was achieved within 5 degrees of the plan in 299 levels (81.9%). IVL offset depended on the approach of the lumbar interbody fusion and was achieved within 5 degrees for 85.9% of LLIF, 82.6% of transforaminal lumbar interbody fusions and 78.6% of ALIFs. Ten levels (2.7%) missed the planned IVL by >10 degrees. ALIF and LLIF levels in which the plan was missed by more than 5 degrees tended to be overcorrected.”

Conclusion: “Personalized interbody implants successfully attained the IVL goal within a 1.1-degree margin, facilitating essential foundational alignment crucial for overall sagittal alignment. However, overcorrection observed with ALIF and LLIF implants implies the necessity for more coordinated planning to integrate alignment changes induced by posterior instrumentation. In sum, this study advocates for the adoption of personalized interbody cages as a reliable method for consistently achieving IVL objectives.”

Sadrameli et al.	Submitted for publication An evaluation of Patient Specific Interbody Devices to Achieve Planned Distal Lumbar Lordosis in Patients with Lumbar Degenerative Pathology

Authors: Saeed Sadrameli,[1] Joseph Osorio,[1] Ashvin Patel,[1] Aaron Clark,[1] Jeffrey Mullin,[1] Jonathan Hobbs, Adil Samad, Sigurd Berven[1]

Description: “The study is a retrospective analysis of a cohort of 72 patients treated with instrumented lumbar fusion at L4 or L5 to the sacrum, with a total of 102 levels fused. The inclusion criteria was [lumbar degenerative pathology] associated with at least one level of spondylolisthesis (any degree) treated with a [patient specific interbody (PSI)]. Patients with prior lumbar fusion, additional spinal pathologies, or fusion extending above L3 were excluded. A Pearson correlation test (comparing post-operative to plan) and proportion z-test was performed to assess statistical significance.”

Results: “The post-operative analysis demonstrated that DLL improved from 34.4 degrees (±9.3 degrees) preoperatively to 38.1 degrees (±8.3 degrees) post-operatively. This correlated significantly with the planned DLL (r=0.79, P<0.001), showing that the targets were achieved. Preoperative DLL was <35 degrees in 46% of patients (33/72) and 45% of this group (15/33) were corrected to a DLL of ≥35 degrees. This represents a statistically significant increase compared to Manoharan, et al. (P<0.001) in which only 10% improved to a DLL of ≥35 degrees.”

Conclusion: “This study demonstrates that 3D planning combined with PSI implants resulted in highly predictable alignment in patients with lumbar degenerative pathology and [degenerative spondylolisthesis] or [isthmic spondylolisthesis] across all surgical approaches. The significant improvement in patients having pre-operative DLL less than 35 degrees, who were corrected to a DLL of greater than or equal to 35 degrees, suggests that PSI may help to reduce the risk of revision surgery for adjacent segment degeneration in these patients.”

Smith et al., 2023	Global Spine Journal 2025 Mar;15(2):930-939. doi: 0.1177/21925682231216926. Epub 2023 Nov 21. Analysis of Personalized Interbody Implants in the Surgical Treatment of Adult Spinal Deformity

Authors: Justin S. Smith,[1,3] Gregory M. Mundis, Joseph A. Osorio,[1] Rodrigo J. Nicolau,[2] Michele Temple-Wong,[2] Renaud Lafage,[1] Shay Bess,[4] Christopher P. Ames[1]

Description: “A report from the International Spine Study Group (ISSG) noted that surgeons failed to achieve alignment goals in nearly two-thirds of 266 complex adult deformity surgery (CADS) cases. We assess whether personalized interbody spacers are associated with improved rates of achieving goal alignment following adult spinal deformity (ASD) surgery.”

Results: “Compared with the ISSG CADS cohort, utilization of personalized interbodies resulted in significant improvement in achieving PI-LL <5 degrees of plan (P=0.046) and showed a significant reduction in cases with PI-LL >15 degrees of plan (P=0.012).”

Conclusion: “Segmental alignment was achieved close to plan for levels with personalized interbodies, with mean difference between goal and achieved within one degree. Compared with the ISSG CADS cohort, utilization of personalized interbodies resulted in significant improvement in achieving PI-LL less than five degrees of plan and showed a significant reduction in cases with PI-LL greater than 15 degrees of plan.

Collectively, this study supports use of personalized interbodies as a means of better achieving goal segmental sagittal and coronal alignment and significantly improving achievement of goal PI-LL compared with stock devices.”

Smith et al.	Submitted for publication Subject to acceptance	Authors: Justin Smith,[1,3] Christopher Ames,[1,4] Joseph Osorio,[1,4] Donald Blaskiewicz,[1,4] Robert Robinson, Chun Po Yen,[1,4]

Two-Year Revision Rate for Mechanical Complications Following Adult Spinal Deformity Surgery Using 3D Preoperative Planning and Personalized Interbody Implants

 Sigurd Berven,[1] J. Rush Fisher, Gregory Mundis, Jr.,[1] Mark Tantorski, Joseph Gjolaj,[1] Roland Kent[1,4]

Description: “Multicenter data on mechanical complications leading to reoperation were collected on 115 ASD patients with [personalized interbody (“PI”)] implants and minimum 2-year follow-up. This cohort was compared to a similar multicenter ASD cohort whose treatment did not include PI implants using the same indications for reoperation. Statistical comparisons were performed, and significance levels assessed. Pre- and post-operative lumbar alignment parameters were compared.”

Results: “In the similar multicenter ASD cohort whose treatment did not include PI implants, 144 of 997 patients (14.4%) required revisions due to mechanical complications at 6 weeks to 2-years, consisting of revisions for implant failure (6.1%) and for x-ray imbalance (8.3%). The PI cohort showed significantly fewer revisions at 6 weeks to 2-years (p=0.0010), with 4 of 115 (3.5%) requiring reoperation, consisting of one iliac bolt breakage (0.9%) and 3 cases x-ray imbalance (PJK) (2.6%).”

Conclusion: “Patients receiving a 3D plan and PI device showed significantly reduced reoperation rates compared to the multicenter cohort, and a significant improvement in post-operative alignment versus pre-op. These findings suggest that achieving planned alignment targets with PI devices is associated with reduced need for revision surgery for mechanical complications. This reduced rate of revisions for mechanical complications may improve patient outcomes and reduce cost.”

1 Receives consulting fees from Carlsmed.

2 Employee of Carlsmed.

3 Stockholder of Carlsmed.

4 Receives research support from Carlsmed.

5 Clinical research investigator for Carlsmed.

Industry Publications

The table below identifies the industry sources that we relied upon in estimating various factors relating to the lumbar fusion market and other related matters.

Reference	Source	Authors, Description, Conclusions and Relevant Findings
Andrés-Cano et al.	Orthopedic Surgery. 2018 May 16;10:89–97. doi: 10.1111/os.12371 Surgical Infection after Posterolateral Lumbar Spine Arthrodesis: CT Analysis of Spinal Fusion

Authors: Pablo Andrés-Cano, Ana Cerván, Miguel Rodríguez-Solera, Jose Antonio Ortega, Natividad Rebollo, Enrique Guerado

aprevo Technology Platform not studied

Conclusion: “Deep infection after instrumented lumbar spine arthrodesis is a common complication that compromises the radiographic outcome of surgery. Patients who develop a postoperative infection and require debridement surgery are 12 times less likely to achieve satisfactory radiological fusion.”
Bari et al.

Neurospine. 2021 Sep 30;18(3):543-553. doi:0.14245/ns.2040744.372

Lordosis Distribution Index in Short-Segment Lumbar Spine Fusion – Can Ideal Lordosis Reduce Revision Surgery and Iatrogenic Deformity?

Authors: Tanvir Johanning Bari, Martin Heegaard, Rachid Bech-Azeddine, Benny Dahl, Martin Gehrchen

aprevo Technology Platform not studied

Relevant Findings: “Patients with normal postoperative LDI had predominantly normal preoperative LDI (74%). Similarly, patients with hypolordotic postoperative LDI were mainly hypolordotic preoperatively (71%) and patients with postoperative hyperlordosis were also hyperlordotic preoperatively (75%).”

“Comparing LDI groups, results showed a significantly increased 1-year all- cause revision rate in the hypolordotic group compared to the normal LDI group (19.4% vs. 6.5%, p= 0.046).”

The average LDI of hypolordotic patients preoperatively was 38.5 degrees ± 24.8 degrees. The average LDI of this group of hypolordotic patients post-operatively worsened to 32.8 degrees ± 22.3 degrees. Similarly, the average LDI of hyperlordotic patients preoperatively was 85.8 degrees ± 15.7 degrees. The average LDI of this group of hyperlordotic patients post-operatively worsened to 90.6 degrees ± 8.5 degrees.

Diebo et al.	J Bone Joint Surg Am. 2024;106:445-57 doi:10.2106/JBJS.23.00672. Sagittal Alignment in the Degenerative Lumbar Spine: Surgical Planning

Authors: Bassel G. Diebo, Mariah Balmaceno-Criss, Renaud Lafage, Christopher L. McDonald, Daniel Alsoof, Sereen Halayqeh, Kevin J. DiSilvestro, Eren O. Kuris, Virginie Lafage, Alan H. Daniels

aprevo Technology Platform not studied

Relevant Findings: “The ﬁrst concept is to not create malalignment. The spinal surgery community remains poor at restoring alignment, with 1 study showing that 28% of patients remained malaligned following short-segment fusion for degenerative lumbar pathologies. Despite advances in segmental ﬁxation and the power of newer interbody devices, there remains a high prevalence of iatrogenic sagittal plane deformity following short-segment fusions. Subsequent management of these patients can include the need for invasive procedures such as pedicle subtraction osteotomies, with complication rates as high as 60%. This indicates the importance of careful preoperative planning at the index surgical procedure.”

Feng et al.	SPINE. 2018 Jul 1;43(13):919-927. doi: 10.1097/BRS.0000000000002450 Lumbar Vertebral Endplate Defects on Magnetic Resonance Images - Classification, Distribution Patterns,

Authors: Zhiyun Feng, Yuanhao Liu, Ge Yang, Michele C. Battié, Yue Wang

aprevo Technology Platform not studied

Results: “Endplate defects were observed in 27.8% of endplates studied. Greater age was associated with the and Associations with Modic Changes and Disc Degeneration

presence of endplate defects. Focal defects were the most common (13.5%), followed by erosive defects (11.1%) and corner defects (3.2%). Defect types also differed in size and distribution patterns. Endplate defects and MCs had similar distribution patterns in the lumbar spine. The presence of endplate defects were associated with the presence of MCs (odds ratio ¼ 4.29, P < 0.001), and associated with less disc signal intensity and disc height, and greater disc bulging (P < 0.05).”

Relevant Findings: “Overall, the prevalence rate of endplate defects of any type increased progressively from T12/L1 to L5/S1, with the highest prevalence at the L5/S1 disc level (48.9%, Figure 3).”

Glassman et al.

Spine Deform. 2020 December ; 8(6): 1333–1339. doi:10.1007/s43390-020-00154-w.

Cost Effectiveness of Adult Lumbar Scoliosis Surgery: An As- Treated Analysis from the Adult Symptomatic Scoliosis Surgery Trial with Five Year Follow-up

Authors: Steven D. Glassman, Leah Y. Carreon, Christopher I. Shaffrey, Michael P. Kelly, Charles H. Crawford 3rd, Elizabeth L. Yanik, Jon D. Lurie, R. Shay Bess, Christine R. Baldus, Keith H. Bridwell

aprevo Technology Platform not studied

Relevant Findings: Patients with revision, N=36 of 122 in total cohort, equals 29.5% (Figure 4).

Hallager et al.	SPINE. 2017Jul 15;42(14):E855-E863. doi: 10.1097/BRS.000000000000199. Radiographic Predictors for Mechanical Failure After Adult Spinal Deformity Surgery: A Retrospective Cohort Study in 138 Patients

Authors: Dennis W Hallager, Sven Karstensen, Naeem Bukhari, Martin Gehrchen, Benny Dahl

aprevo Technology Platform not studied

Results: “ A total of 138 patients with median age of 61 years were included for analysis. Follow up ranged 2.1 to 6.8 years. In total 47% had revision and estimated failure rates were 16% at 1 year increasing to 56% at 5 years.”

Relevant Findings: “From CIF probability estimation, the rate of mechanical failure was 16% at 1 year, 30% at 2 years, 41% at 3 years, 50% at 4 years and 56% at 5 years.”

Kos et al.	Medical Archives. 2019 Dec;73(6):421-424. doi:10.5455/medarh.2019.73.421-424 A Brief Review of the Degenerative Inteervertebral Disc Disease

Authors: Natasa Kos, Lidija Gradisnik, Tomaz Velnar

aprevo Technology Platform not studied

Relevant Findings: The incidence of low back pain varies widely among different reports. It is the fifth most common cause for the visit to the doctor and affects 7.6 to 37% of patients. Long lasting pain and movement difficulties are experienced by 10% of patients. The degeneration of intervertebral disc tissue starts sooner than the degeneration of other muscular and skeletal tissues and is in many cases asymptomatic.

Krol et al.	Spine J. 2021 Sep;21(9 Suppl):S69. doi:10.1016/j.spinee.2021.05.166 Radiographic Malalignment Has a Far Greater Impact on Clinical Outcomes	Authors: Oscar Krol, Peter G. Passias, Virginie Lafage, Eric O. Klineberg, Shay Bess aprevo Technology Platform not studied

	than Perioperative and Postoperative Complications in ASD Surgery	Results: “Through CIT ranking, malalignment was found to have the greatest negative effect on both ODI and SRS, followed by neurological complications.”
Lafage et al.	Spine. 2024 Jun 15;49(12):829-839. doi:10.1097/BRS.0000000000004969 Complication Rates Following Adult Spinal Deformity Surgery: Evaluation of the Category of Complication and Chronology

Authors: Renaud Lafage, R Daniel Bass, Eric Klineberg, Justin Smith, Shay Bess, Christopher Shaffrey, Douglas Burton, Han Jo Kim, Robert Eastlack, Gregory Mundis Jr., Christopher Ames, Peter Passias, Munish Gupta, Richard Hostin, Kojo Hamilton, Frank Schwab, Virginie Lafage

aprevo Technology Platform not studied

Relevant Findings: Reoperation at one year due to implant-related complications = 29 (implant failure), 10 (implant malposition) and 58 (X-ray imbalance), totaling 97 of 997 patients = 9.7%. (Note – implant related complications include implant malposition, implant failure and X-ray imbalance whereas mechanical complications include only implant failure and X-ray imbalance.)

Implant related mechanical complications at 6 weeks to one year were 54 (implant failure), and 104 (X-ray imbalance). Implant related mechanical complications between one and two years were 65 (implant failure), and 57 (X-ray imbalance), totaling 280 of 997 patients = 28.1%.

Reoperations due to mechanical complications between 6 weeks to one year were 29 (implant failure), and 58 (X-ray imbalance). Implant related mechanical complications between one and two years were 32 (implant failure), and 25 (X-ray imbalance), totaling 144 of 997 patients = 14.4%.

Leveque et al.	Spine. 2018 Jul 1;43(13):E782-E789. doi:10.1097/BRS.0000000000002500. A Multicenter Radiographic Evaluation of the Rates of Preoperative and Postoperative Malalignment in Degenerative Spinal Fusions

Authors: Jean-Christophe A. Leveque, Bradley Segebarth, Samuel R. Schroerlucke, Nitin Khanna, John Pollina Jr, Jim A. Youssef, Antoine G. Tohmeh, Juan S. Uribe

aprevo Technology Platform not studied

Results: “Preoperatively, 173 (30%) patients exhibited malalignment. Postoperatively, 161 (28%) of patients were malaligned. Alignment was preserved in 63%, restored in 9%, not corrected in 21%, and worsened in 7% of patients.”

Relevant Findings: “Grouping of patients into categories based on preoperative and postoperative alignment changes revealed preserved alignment in 367 (63.5%), restored alignment in 50 (8.7%), alignment not corrected in 123 (21.2%), and worsened alignment in 38 (6.6%) patients (Figures 3 and 4).”

Of the 173 preoperatively malaligned patients, 123 (71%) were not corrected. Therefore 29% were corrected.
Lovecchio et al.	Medical Archives. 2019 Dec;73(6):421-424. doi:10.5455/medarh.2019.73.421-424 A Brief Review of the Degenerative Inteervertebral Disc Disease

Authors: Francis C. Lovecchio, Avani S. Vaishnav, Michael E. Steinhaus, Yahya A. Othman, Catherine Himo Gang, Sravisht Iyer, Steven J. McAnany, Todd J. Albert, Sheeraz A. Qureshi

aprevo Technology Platform not studied

Relevant Findings: “There were no differences in [segmental lordosis] gained by cage lordotic angle (2.7 degrees SL gain with 6–8 degree cages, 1.6 degrees with 10–12 degree cages, and 3.4 degrees with 15–20 degree cages, p = 0.581).”

Manoharan et al.	Global Spine Journal 2025, Vol. 15(1) 143–151. Distal Lumbar Lordosis is Associated with Reoperation for Adjacent Segment Disease After Lumbar Fusion for Degenerative Conditions

Authors: Ragavan Manoharan, Ahmed Cherry, Aditya Raj, Nisaharan Srikandarajah, Mark Xu, Carlo Iorio, Christopher J. Nielsen, Yoga Raja Rampersaud, Stephen J. Lewis

aprevo Technology Platform not studied

Relevant Findings: “In our study, the mean post-operative DL was slightly lower than the mean pre-operative DL in the R group (28.7 vs 27.3 de) and correction of distal lordosis from a pre-operative value of <35 degrees to a post-operative value of ≥35 degrees was only achieved in approximately 10% of patients. Further study is required to determine whether advances in surgical techniques and implant design will facilitate achievement of this distal lordosis target from a posterior approach in a broader range of patients.”

The number of patients with DLL malalignment (<35 degrees) preoperatively was 285, and post operatively was 257. (This reflects the 10% of patients who were corrected, as cited by the authors). Among 257 patients having abnormal sagittal alignment post-operatively, there were 52 (20.2%) revisions for adjacent segment disease. Among 78 patients having normal sagittal alignment post-operatively, there were 6 (7.7%) revisions for adjacent segment disease.

Moal et al.

Spine Deform. 2014 May;2(3):219-225. doi: 10.1016/j.jspd.2014.01.003

Radiographic Outcomes of Adult Spinal Deformity Correction: A Critical Analysis of Variability and Failures Across Deformity Patterns.

Authors: Bertrand Moal, Frank Schwab, Christopher P. Ames, Justin S. Smith, Devon Ryan, Praveen V. Mummaneni, Gregory M. Mundis Jr, Jamie S. Terran, Eric Klineberg, Robert A. Hart, Oheneba Boachie-Adjei, Christopher I. Shaffrey, Wafa Skalli, Virginie Lafage

aprevo Technology Platform not studied

Relevant Findings: “Results from this study illustrate the gap between the scientific community and clinical practice. The combination of the 3 sagittal parameters revealed that sagittal deformity was present in 71% of patients preoperatively and 62% post- operatively, again perhaps indicating a lack of focus on sagittal imbalance during surgery.”

“The GCA [global coronal alignment] was corrected in 54% of those patients. However, GCA was also one of the most likely deteriorated parameters, because 18% of patients with a normal alignment at baseline met the threshold for deformity 1 year after surgery. This led to an overall rate of postoperative coronal malalignment of 25%, the same as the preoperative deformity rate.”

Moore et al.	World Neurosurg. 2021 Sep;153:e392-e402. doi: 10.1016/j.wneu.2021.10.169 Workforce Trends in Spinal Surgery: Geographic Distribution and Practice Patterns

Authors: M. Lane Moore, Rohin Singh, Kyli McQueen, Matthew K. Doan, Harjiven Dodd, Justin L. Makovicka, Jeffrey D. Hassebrock, Naresh P. Patel

aprevo Technology Platform not studied

Description: “Neurosurgical and orthopedic data from 2012 to 2017 were obtained from the Medicare Provider Utilization Database. The databases were filtered by the primary specialty to include “Neurosurgeons” and “Orthopedic surgery.” To select specifically for spine surgeons, the 203 Healthcare Common Procedure Coding System codes relating to spinal procedures were chosen as additional filters.”

Results: “Between 2012 and 2017, the total number of spine surgeons in the United States increased by 9.6% from 3,861 to 4,241 total surgeons.”

Parenteau et al.	Scientific Reports. 2021 Mar 8;11(1):5389. doi:10.1038/s41598-021-84724-6 Prevalence of Spine Degeneration Diagnosis by Type, Age, Gender, and Obesity Using Medicare Data

Authors: Chantal S. Parenteau, Edmund C. Lau, Ian C. Campbell, Amy Courtney

aprevo Technology Platform not studied

Relevant Findings: “The Medicare Claims 5% Limited Data Set was queried to identify diagnoses of degenerative spinal pathologies. Unique patient diagnoses per year were further evaluated as a function of age, gender, and obesity diagnosis. Participants were also stratified by coding for radiological imaging accompanying each diagnosis. The overall prevalence of diagnosed spinal degenerative disease was 27.3% and increased with age. The prevalence of diagnosed disc disease was 2.7 times greater in those with radiology. The results demonstrate that degenerative findings in the spine are common, and, since asymptomatic individuals may not receive a diagnosis of degenerative conditions, this analysis likely underestimates the general prevalence of these conditions.”

Parisian et al.	Int’l Journal of Spine Surgery. 2022 Dec;16(6):1103-1118.doi:https://doi.org/10.14444/8363 Subsidence of Spinal Fusion Cages: A Systematic Review	Authors: Ariane Parisien, Eugene K. Wai, Mostafa S. A. ElSayed, Hanspeter Frei aprevo Technology Platform not studied

Relevant Findings: “This systematic review outlines the main observations and results related to subsidence. According to the resulting median from the data analysis, subsidence typically occurs in 13% to 27% of patients regardless of the chosen [lumbar interbody fusion] method, including a range of results between 0.0% and 51.2% (Table 6).”

Passias et al.	Spine J. 2025 Jun;25(6):1229-1235. doi:10.1016/j.spinee.2024.12.023 Cause and Effect of Revisions in Adult Spinal Deformity Surgery: A Multicenter Study on Outcomes Based on Etiology

Authors: Peter G. Passias, Pooja Dave, Justin S. Smith, et al.

aprevo Technology Platform not studied

Results: “Compared to without revision, the odds of MCID in ODI were 48.6% lower across groups (OR: 0.514 [.280, .945], p=.032). Indications of x-ray malalignment were 93.0% less likely to reach MCID (OR: 0.071, [.006, .866], p=.038).”

Phan et. al.

Eur Spine J. 2018 Aug; 27(8): 1981-1991.

Relationship between sagittal balance and adjacent segment disease in surgical treatment of degenerative lumbar spine disease: meta-analysis and implications for choice of fusion technique.

Authors: Kevin Phan, Alexander Nazareth, Awais K Hussain, Adam A. Dmytriw, Mithun Nambiar, Damian Nguyen, Jack Kerferd, Steven Phan, Chet Sutterlin 3rd, Samuel K. Cho, Ralph J. Mobbs

aprevo Technology Platform not studied

Conclusion: “The sagittal parameters: PT, SS, PI-LL, and LL may predict development of ALD [adjacent level disease] in patients’ post-lumbar fusion for degenerative disease. Decision-making aimed at correcting these parameters may decrease risk of developing ALD in this cohort.”

Raman et al.	SPINE. 2018 Jun 1;43(11):791-797. doi:10.1097/BRS.0000000000002481 Cost-Effectiveness of Primary and Revision Surgery for Adult Spinal Deformity

Authors: Tina Raman, Suresh K. Nayar, Shuiqing Liu, Richard L. Skolasky, Khaled M. Kebaish

aprevo Technology Platform not studied

Relevant Findings: “Median surgical and spine-related 2-year follow-up costs were $137,990 (interquartile range [IQR], $84,186) for primary surgery and $115,509 (IQR, $63,753) for revision surgery and were not significantly different between the two groups (P = 0.12).”

“The cost/QALY ratio for primary surgery for ASD exceeded the threshold for cost effectiveness at 2 years.”

Reisener et al.	J Spine Surg. 2020 Dec;6(4):752–761. doi: 10.21037/jss-20-492 Trends in lumbar spinal fusion—a literature review

Authors: Marie-Jacqueline Reisener, Matthias Pumberger, Jennifer Shue, Federico P Girardi, Alexander P Hughes

aprevo Technology Platform not studied:

Relevant Findings: “Spine surgery fusion rates continue to increase worldwide as a result of new developments in spine fusion procedures and surgical techniques, improved implants and interbody devices, and advancements in complication prevention strategies.”

Rothenfluh et al.	Eur Spine J. 2015 Jun;24(6):1251-8. doi: 10.1007/s00586-014-3454-0 Pelvic Incidence–Lumbar Lordosis Mismatch Predisposes to Adjacent Segment Disease After Lumbar Spinal Fusion

Authors: Dominique A. Rothenfluh, Daniel A. Mueller, Esin Rothenfluh, Kan Min

aprevo Technology Platform not studied

Conclusion: “In degenerative disease of the lumbar spine a high pelvic incidence with diminished lumbar lordosis seems to predispose to adjacent segment disease. Patients with such pelvic incidence-lumbar lordosis mismatch exhibit a 10-times higher risk for undergoing revision surgery than controls if sagittal malalignment is maintained after lumbar fusion surgery.”

Tempel et al.

Neurosurgery. 2017 Jun;80(6):880-886. doi:10.1093/neuros/nyw073

The Influence of Pelvic Incidence and Lumbar Lordosis Mismatch on Development of Symptomatic Adjacent Level Disease Following Single-Level Transforaminal Lumbar Interbody Fusion

Authors: Zachary J. Tempel, Gurpreet S. Gandhoke, Bryan D. Bolinger, Nicolas K. Khattar, Phillip V. Parry, Yue-Fang Chang, David O. Okonkwo, Adam S. Kanter

aprevo Technology Platform not studied

Relevant Findings: “One hundred fifty-nine patients met the inclusion criteria. The results noted that, for a 1 degree increase in PI-LL mismatch (preop and postop), the odds of developing ALD [adjacent level disease] requiring surgery increased by 1.3 and 1.4 fold, respectively, which were statistically significant increases. Based on our analysis, a PI-LL mismatch of >11 degrees had a positive predictive value of 75% for the development of symptomatic ALD requiring revision surgery.”

Research and Development: Device and Digital

We invest in research and development efforts to continuously improve the aprevo Technology Platform. We believe that investment is critical to achieving our goal of establishing the aprevo Technology Platform as the standard of care for spine fusion and expanding the use of the aprevo Technology Platform into additional disease states. Our research and development initiatives are focused on introducing enhancements and new capabilities aimed at increasing the value provided by the aprevo Technology Platform to patients, surgeons, and payors.

Our research and development team includes not only biomedical scientists with deep knowledge of the spine but also hardware and software engineers with deep expertise in mechanical and electrical engineering, computer science, programming, image processing, data science, AI, and software design. We employ an integrated team approach to product development and emphasize collaboration of team members across various disciplines to design, test, and obtain regulatory clearance and approvals for our products more effectively.

Our research and development efforts are further supported by a high degree of automation and use of AI in the product improvement process. Our database currently includes over five million radiographic images and will continue to expand with data from new procedures. We leverage this growing database to continuously improve the aprevo Technology Platform for better clinical performance. We have introduced multiple iterations of our AI-enabled algorithms and software to drive further improvements of our predictive analytics and diagnostics. We believe that these improvements will strengthen our ability to leverage the post-operative data we collect to build a clinical decision model to further help physicians make better decisions earlier on in the treatment process.

We also invest in developing technology and products for indications expansion. In November 2024, we received FDA 510(k) clearance for our aprevo interbody implants for cervical interbody fusion surgeries. We anticipate that we will fully commercialize the aprevo Technology Platform for cervical fusion surgery in 2026. In addition, we continue to explore other potential opportunities to leverage our platform technology, including additional indications and disease states within the spine, such as cervical corpectomy and cervical disc arthroplasty, and other musculoskeletal applications beyond spine.

Sales and Marketing

We market and sell the aprevo Technology Platform to hospitals through a combination of our direct sales team and independent sales agents. Our direct sales team consists of Area Business Directors, Regional Sales Directors, Account Managers, and Strategic and National Account leadership, who are primarily responsible for selling the aprevo Technology Platform to surgeons and working with hospitals to secure product approval. They are also responsible for recruiting indirect sales agents that cover each surgery, generating leads, and training clinics. Our direct sales team has significant experience launching new technology solutions to accounts and selling innovative spine procedures and products, with established customer relationships in their respective territories.

Our direct sales team is supported by a team of independent sales agents, who are responsible for generating leads, providing surgical instruments, and covering cases. In some instances, the independent sales agent provides customer leads and helps to secure meetings to facilitate sales. Our independent sales agents have deep surgeon relationships, spine expertise, and provide clinical support in aprevo surgical procedures. In addition, they are compensated to drive broader procedural adoption and deeper account penetration with the surgeons and hospitals they are assigned. Each agreement appoints an individual as an independent sales agent on an exclusive basis with respect to specific surgeons for an initial term of one calendar year, automatically extending for one additional year thereafter unless notice of intent not to renew is provided by either party within 30 days prior to the end of the current term. As an independent sales agent, such individuals will be responsible for supporting our direct sales team with generating leads, providing surgical instruments, and covering cases. As an independent sales agent, each individual will receive a standard commission based on sales of aprevo interbody implants. The Company enters into agreements with independent sales agents in the ordinary course of business.

We expect to continue to increase our sales territories and our independent sales agents in the United States to deepen our penetration in the United States in our existing markets and expand into new geographic territories. We believe that the expansion of our U.S. sales force provides us with significant opportunities for future growth as we continue to penetrate existing geographic markets and enter new ones. In addition to our in-house sales team and independent sales agents, our commercial organization includes personnel in product and brand marketing, professional education, strategic accounts contracting support, and sales operations.

We devote significant resources to training and educating our independent sales agents and customers. Our training teams are deployed to new accounts in order to seamlessly integrate the aprevo Technology Platform into each surgeon’s clinic and operating room and to drive deeper adoption of our technology by surgeons and hospitals. We have also developed our aprevo Personalized Spine Provider program, supported by the Carlsmed personalizedspine.com website for patient education materials and access to our aprevo Personalized Spine Provider locator within their geographic area. This tool helps connect patients with surgeons within the aprevo network, increases our exposure, drives brand awareness, and facilitates adoption of the aprevo Technology Platform. We do not incorporate the information contained on, or accessible through, personalizedspine.com into this prospectus, and you should not consider it a part of this prospectus.

Coverage and Reimbursement for aprevo Interbody Implants

In the United States, healthcare providers generally rely on third-party payors, including private insurers, governmental payors, such as Medicare and Medicaid, managed care organizations, and administrative contractors to cover and pay for all or part of the cost of a spine surgery in which the aprevo Technology Platform is used. Hospitals are the primary purchasers of our aprevo interbody implants under the aprevo Technology Platform, which are primarily used in a hospital inpatient setting. Hospitals bill various third-party payors for the services and items that they provide to patients. Hospitals and surgeons that purchase and use our products generally rely on third-party payors to pay for all or part of the costs and fees associated with the procedures using the aprevo Technology Platform.

When procedures using the aprevo Technology Platform are performed, both the surgeon or other healthcare provider and the hospital or healthcare facility submit claims for reimbursement to the third-party payor. Generally, the hospital or healthcare facility obtains a lump sum payment, or facility fee, for spine surgery procedures. Surgeons are reimbursed separately for their professional time and effort to perform a spine surgery procedure. We do not bill any third-party payors for the aprevo platform. Instead, we invoice hospitals. Hospitals receive reimbursement payments from third-party payors that cover the episode of care, including implant costs. Third-party payors may deny reimbursement if they determine that a device used in a procedure was not medically necessary or in accordance with cost-effective treatment methods or was used for an unapproved indication. These third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes routine updates to payments to surgeons, other healthcare providers, hospitals, and healthcare facilities for procedures during which our products are used. Medicare coverage and reimbursement policies are developed by CMS, the federal agency responsible for administering the Medicare program, and its contractors.

CMS establishes these Medicare policies for medical products and procedures, and such policies are periodically reviewed and updated. While private payors vary in their coverage and payment policies, the Medicare program is viewed as a benchmark. Medicare payment rates for the same or similar procedures vary due to geographic location, nature of the facility in which the procedure is performed (i.e., teaching or community hospital), and other factors. CMS policies may alter coverage and payment related to our product portfolio in the future. These changes may occur as the result of national coverage determinations issued by CMS or as the result of local coverage determinations by contractors under contract with CMS to review and make coverage and payment decisions. Medicaid programs are funded by both federal and state governments and may vary from state to state and from year to year. We cannot provide assurance that government or private third-party payors will cover and provide adequate payment for the procedures in which our products are used. The ACA and other reform proposals contain significant changes regarding Medicare, Medicaid, and other third-party payors.

The MS-DRG payments for procedures using the aprevo Technology Platform are intended to cover all hospital costs associated with treating a patient during his or her hospital stay, with the exception of physician charges associated with performing medical procedures. The MS-DRGs for lumbar fusions are 426, 447, 448, 450, 451, 456, 457, and 458, depending on the number of levels being fused, existence of complicating or comorbid conditions, existence of malignancy or infection, and whether a “custom-made anatomically designed interbody fusion device” is utilized. For the fiscal year beginning October 1, 2025, CMS has proposed national average payment amounts for these MS-DRGs ranging between $24,049 and $82,040. Given that most procedures using the aprevo Technology Platform are mapped to the “custom-made anatomically designed interbody fusion device” MS-DRG’s, 426, 447 and 450, the incremental CMS reimbursement to the hospital for an aprevo procedure under these MS-DRG’s ranges from approximately $12,000 to $50,000. Hospitals receive incremental reimbursement for most aprevo procedures.

We believe that CMS may adopt similar codes for use of our aprevo Technology Platform in cervical spine procedures. In April 2025, CMS announced proposed X-codes for the use of custom-made anatomically designed fusion devices for cervical spine fusion surgeries. While there is no guarantee that this proposal will be approved in its current form, if approved in the CMS Final Rule, these X-codes will identify claims that are eligible for hospitals to receive NTAP of up to $21,125 per cervical spine fusion procedure, including those that use our aprevo interbody implants.

For the year ended December 31, 2024, we estimate that our payor mix was approximately 44% commercial insurance and 56% Medicare and Medicare Advantage insurance. Medicaid and private payors often follow Medicare payment limitations in setting their own reimbursement rates, and any reduction in Medicare reimbursement may result in a similar reduction in payments from private payors, which may result in reduced demand for our products. Because there is no uniform policy of coverage and reimbursement among third-party payors in the United States, coverage and reimbursement for procedures can differ significantly from payor to payor. Based on our experience as of the date of this prospectus, third-party payors generally reimburse for the procedures in which our products are used only if the patient meets the established medical necessity criteria for surgery, and reimbursement decisions by particular third-party payors may depend upon a number of factors, including the payor’s determination that use of a product is (i) a covered benefit under its health plan, (ii) appropriate and medically necessary for the specific indication, (iii) cost effective, and (iv) neither experimental nor investigational.

See the risk factor titled “The continued commercialization of the aprevo Technology Platform depends in part on the extent to which third-party payors provide coverage and adequate reimbursement levels. Failure to obtain and maintain coverage and adequate reimbursement for aprevo interbody implants could limit our ability to market them and decrease our ability to generate revenue.”

Manufacturing and Supply

Our aprevo interbody implants specifically address each patient’s pathology and vertebral bone topography for surgical correction, starting with our personalized digital surgical plans. The design and manufacture of our aprevo interbody implants require significant and diverse technical expertise. Accordingly, our manufacturing strategy is a critical component of our success. We rely exclusively on CMOs to manufacture our aprevo interbody implants. To manage this, we have developed two essential value streams within our operations.

Our streamlined DPS manages both the upstream and downstream processes involved in producing these patient-specific aprevo interbody implants. On the upstream side, DPS applies AI to convert the patient’s computerized tomography (“CT”) scans into a 3D digital twin of their spine, applies the surgeon’s desired correction, and designs the corresponding aprevo interbody implants that precisely address the patient’s pathology and vertebral bone topography to deliver the optimal alignment for spine fusion surgery. On the downstream side, DPS integrates with both our enterprise resource planning and our CMOs’ “shop floor” systems. This integration enables rapid, secure, and accurate information flow and streamlines our “procure-to-pay” processes, ensuring that each aprevo interbody implant design rapidly moves into manufacturing.

We have a streamlined supply chain that allows us to timely deliver aprevo interbody implants within 10 business days of surgical plan approval. The supply chain integrates all processes in connection with the manufacture of our products. We leverage and rely on a limited number of CMOs to manufacture our products to our specifications and do not own or operate our own manufacturing facilities for clinical or commercial production of aprevo interbody implants. We currently do not have long-term contracts with our CMOs. Under this manufacturing model, our CMOs electronically receive the aprevo interbody implant designs, perform all of the various processes in connection with the manufacture of our products, including 3D printing, heat treatment, post-processing, cleaning and packaging, and sterilization, and then ship the completed aprevo surgical kit directly for use in surgery. Delays in the approval of digital surgical plans by surgeons, or late changes in surgery dates, can cause CMO expedite fees to be incurred to meet customer demand, which increase our cost of production. We expect expedite fees to decrease over time as we seek to improve operational processes and procedural workflows. All of our CMOs are located within the United States. See the risk factor titled “We rely on a limited number of CMOs for the manufacture, treatment, sterilization, packaging, and distribution of our products. This reliance on third parties increases the risk that we will not have sufficient quantities of our products or such quantities at an acceptable cost and reduces our control over the manufacturing process, which could delay, prevent, or impair our development or commercialization efforts, as well as our ability to timely deliver our aprevo interbody implants.”

We are registered with the FDA as a medical device manufacturer, specification developer, and complaint file establishment and are licensed by the State of California to manufacture and distribute medical devices. We are required to manufacture our products in compliance with the FDA’s Quality System Regulation (21 C.F.R. Part 820). We have been ISO 13485-certified since February 2025. As of the date of this prospectus, no major non-conformities have been identified in any FDA or ISO audit.

Competition

The medical device industry is highly competitive, subject to rapid technological change and significantly affected by new product introductions and market activities of other participants. Our currently marketed products, and any future products we commercialize, will compete against manufacturers of conventional spine and orthopedic devices. To our knowledge, there are no other commercially available patient-specific interbody technology platforms cleared or approved for sale in the United States for lumbar and cervical spine fusions. Our products currently compete with stock implants manufactured or developed by other companies, including Medtronic PLC, Johnson & Johnson, and Globus Medical Inc. Some of these competitors are large, well-capitalized companies with greater market share and resources than we have. As a consequence, they may be able to spend more on product development, marketing, sales, and other product initiatives than we can. We also compete with smaller to mid-sized medical device companies, such as Orthofix Medical Inc., Alphatec Holdings, Inc., Highridge, Inc., and VB Spine, LLC. We have no knowledge of, nor can we predict, when devices or solutions in development by our competitors might be available for sale. Additionally, we may also face competition from smaller companies that have developed or are developing similar technologies for our addressable markets.

We believe that the principal competitive factors in our markets include:

•
improved outcomes for medical conditions;
•
acceptance by surgeons;
•
acceptance by the patient community;
•
ease of use and reliability;
•
product price and qualification for reimbursement;
•
technical leadership and superiority;
•
effective marketing and distribution; and
•
speed to market.

As the first commercially available solution to provide personalized digital surgical plans with patient-specific interbody implants, we believe that the aprevo Technology Platform provides a compelling value proposition to compete favorably in this market.

Intellectual Property

Intellectual property rights are important to the success of our business. We seek to protect the intellectual property and proprietary technology that we consider important to our business, by pursuing patent applications that cover our technologies and product candidates and methods of using the same, as well as any other relevant inventions and improvements that are considered commercially important to the development of our business. We have developed, and are continuing to develop, a comprehensive intellectual property portfolio related to the aprevo personalized surgery platform.

Our success depends in part on our ability to: (a) obtain, maintain, protect, and enforce intellectual property and other proprietary rights for our current and future technology, inventions, improvements, and know-how that we consider important to our business; (b) preserve the confidentiality of our trade secrets; (c) defend and enforce our intellectual property rights; (d) operate without infringing, misappropriating, or violating the intellectual property and other proprietary rights of others; and (e) prevent others from infringing, misappropriating, or violating our intellectual property and other proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, and improvements that are important to the development and implementation of our business. Our patent portfolio is intended to cover our surgical planning technology, aprevo personalized surgery platform and software run thereon, personalized spinal implants, and any other inventions that are commercially important to our business. We also rely on trademarks, trade secrets, and know-how to develop and maintain our proprietary position.

Patents have a limited lifespan, and the term of individual patents depends upon the date of filing of the patent application, the date of patent issuance, and the legal term of patents in the countries in which they are obtained. In most countries, including the United States, issued patents are granted a term of 20 years from the earliest effective non-provisional filing date. In certain instances, a patent term of a U.S. patent may be adjusted to recapture a portion of delay by the USPTO in examining the patent application or extended to account for term effectively lost as a result of the FDA regulatory review period, or both. The period of extension may be up to five years but cannot extend the remaining term of a patent beyond a total of 14 years from the date of approval. Only one patent among those eligible for an extension and only those claims covering the approved product, a method for using it, or a method for manufacturing it may be extended. However, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions may be less than the maximum extension available.

We solely own all of the patents and patent applications in our portfolio. As set forth in the tabular form below, as of June 30, 2025, our patent portfolio contained 38 total issued patents and approximately 120 pending patent applications relating to the aprevo Technology Platform, including our myaprevo application and aprevo devices. The 38 issued patents include 32 issued U.S. patents and six issued foreign patents in the European Union and Japan. These issued patents are expected to expire between 2037 and 2045, without accounting for potentially available patent term adjustments or extensions or terminal disclaimers and assuming payment of appropriate maintenance, renewal, annuity, and other governmental fees. As of June 30, 2025, we also owned approximately 120 pending patent applications, including approximately 54 pending U.S. patent applications and 66 pending foreign patent applications. We are pursuing protection in Australia, Canada, the European Union, Japan, the United Kingdom, the Republic of Korea, Singapore, and other jurisdictions. Any patents that may issue from these pending patent applications are expected to expire between 2037 and 2045, without accounting for potentially available patent term adjustments or extensions and assuming payment of appropriate maintenance, renewal, annuity, and other governmental fees.

Country	Title	Type	Patent Application No.	Patent No.	Publication No.	Case Status	Est. Expiration Date	Ownership	Product
United States of America	SYSTEMS AND METHODS FOR ASSISTING AND AUGMENTING SURGICAL PROCEDURES	Utility	16/048,167	11,166,764	US20190029757A1	Issued	2038-07-27	Carlsmed, Inc.	aprevo® technology platform, including myaprevo® application
United States of America	SYSTEMS AND METHODS FOR ASSISTING AND AUGMENTING SURGICAL PROCEDURES	Utility	17/497,546	12,247,506	US2022-0110686A1	Issued	2039-09-09	Carlsmed, Inc.	aprevo® technology platform
United States of America	SYSTEMS AND METHODS FOR PHYSICIAN DESIGNED SURGICAL PROCEDURES	Utility	17/702,591	11,497,559	US20220346879A1	Issued	2038-07-27	Carlsmed, Inc.	aprevo® technology platform, including myaprevo® application
United States of America	SYSTEMS AND METHODS FOR PHYSICIAN DESIGNED SURGICAL PROCEDURES	Utility	17/899,370	11,857,264	US20230000560A1	Issued	2038-07-27	Carlsmed, Inc.	aprevo® technology platform, including myaprevo® application
United States of America	SYSTEMS AND METHODS FOR PHYSICIAN DESIGNED SURGICAL PROCEDURES	Utility	18/386,235	12,274,509	US2024-0138921A1	Issued	2038-07-27	Carlsmed, Inc.	aprevo® technology platform
United States of America	SYSTEMS AND METHODS FOR ASSISTING A SURGEON AND PRODUCING PATIENT-SPECIFIC MEDICAL DEVICES	Utility	16/242,877	11,112,770	US20190146458A1	Issued	2039-04-08	Carlsmed, Inc.	aprevo® technology platform, including myaprevo® application & aprevo® devices (TLIF-O, TLIF-C, TLIF-CA, LLIF, ALIF, ALIF-X, Cervical)
European Patent Office	SYSTEMS AND METHODS FOR MULTI-PLANAR ORTHOPEDIC ALIGNMENT	Utility	18885367.5	3720392	EP3720392	Issued	2038-12-02	Carlsmed, Inc.	aprevo® technology platform, including myaprevo® application
United Kingdom	SYSTEMS AND METHODS FOR MULTI-PLANAR ORTHOPEDIC ALIGNMENT	Utility	18885367.5	3720392	GB3720392	Issued	2038-12-02	Carlsmed, Inc.	aprevo® technology platform, including myaprevo® application
Japan	SYSTEMS AND METHODS FOR MULTI-PLANAR ORTHOPEDIC ALIGNMENT	Utility	2020-550591	7527964	JP2021505352	Issued	2038-12-02	Carlsmed, Inc.	aprevo® technology platform, including myaprevo® application
Unitary Patent	SYSTEMS AND METHODS FOR MULTI-PLANAR ORTHOPEDIC ALIGNMENT	Utility	18885367.5	UP3720392	UP3720392	Issued	2038-12-31	Carlsmed, Inc.	aprevo® technology platform, including myaprevo® application
United States of America	SYSTEMS AND METHODS FOR MULTI-PLANAR ORTHOPEDIC ALIGNMENT	Utility	16/207,116	11,083,586	US20190167435A1	Issued	2037-12-04	Carlsmed, Inc.	aprevo® technology platform, including myaprevo® application & aprevo® devices (TLIF-O, TLIF-C, TLIF-CA, LLIF, ALIF, ALIF-X, Cervical)
United States of America	SYSTEMS AND METHODS FOR PHYSICIAN DESIGNED SURGICAL PROCEDURES	Utility	17/369,777	—	US2022-0000625A1	Allowed	—	Carlsmed, Inc.	—
United States of America	SYSTEMS AND METHODS FOR ORTHOPEDIC IMPLANT FIXATION	Utility	16/352,699	11,432,943	US20190282367A1	Issued	2039-04-17	Carlsmed, Inc.	—
United States of America	SYSTEMS AND METHODS FOR ORTHOPEDIC IMPLANT FIXATION	Utility	16/383,215	11,439,514	US20190321193A1	Issued	2039-07-12	Carlsmed, Inc.	—
United States of America	DISPLAY SCREEN WITH A GRAPHICAL USER INTERFACE FOR SURGICAL PLANNING	Design	29/658,309	D958,151	—	Issued	2037-07-19	Carlsmed, Inc.	—

Country	Title	Type	Patent Application No.	Patent No.	Publication No.	Case Status	Est. Expiration Date	Ownership	Product
Japan	SYSTEMS AND METHODS FOR ORTHOPEDIC IMPLANTS	Utility	2021-539471	7,664,160	2022-500217	Issued	2039-09-12	Carlsmed, Inc.	aprevo® technology platform
United States of America	SYSTEMS AND METHODS FOR ORTHOPEDIC IMPLANTS	Utility	16/569,494	11,696,833	US20200078180A1	Issued	2042-02-19	Carlsmed, Inc.	aprevo® technology platform, including myaprevo® application & aprevo® devices (TLIF-O, TLIF-C, TLIF-CA, LLIF, ALIF, ALIF-X, Cervical)
United States of America	SYSTEMS AND METHODS FOR ORTHOPEDIC IMPLANTS	Utility	18/071,555	11,717,412	US20230087107A1	Issued	2039-09-12	Carlsmed, Inc.	aprevo® technology platform, including myaprevo® application & aprevo® devices (TLIF-O, TLIF-C, TLIF-CA, LLIF, ALIF, ALIF-X, Cervical)
United States of America	SYSTEMS AND METHODS FOR ORTHOPEDIC IMPLANTS	Utility	18/782,016	12,251,313	US2024-0374389A1	Issued	2039-09-12	Carlsmed, Inc.	aprevo® technology platform
Japan	SYSTEMS AND METHODS FOR ORTHOPEDIC IMPLANTS	Utility	2021-531331	7547333	JP2022509995	Issued	2039-11-29	Carlsmed, Inc.	aprevo® technology platform, including myaprevo® application
United States of America	SYSTEMS AND METHODS FOR ORTHOPEDIC IMPLANTS	Utility	16/699,447	12,133,803	US20200170802A1	Issued	2041-09-28	Carlsmed, Inc.	—
United States of America	SYSTEMS AND METHODS FOR ORTHOPEDIC IMPLANTS	Utility	18/754,123	12,274,622	US20240341960A1	Issued	2039-11-29	Carlsmed, Inc.	aprevo® technology platform, including myaprevo® application
United States of America	PATIENT-SPECIFIC MEDICAL PROCEDURES AND DEVICES, AND ASSOCIATED SYSTEMS AND METHODS	Utility	16/735,222	10,902,944	—	Issued	2040-01-06	Carlsmed, Inc.	aprevo® technology platform, including myaprevo® application & aprevo® devices (TLIF-O, TLIF-C, TLIF-CA, LLIF, ALIF, ALIF-X, Cervical)
United States of America	PATIENT-SPECIFIC MEDICAL PROCEDURES AND DEVICES, AND ASSOCIATED SYSTEMS AND METHODS	Utility	17/124,822	11,854,683	US20210210189A1	Issued	2040-06-15	Carlsmed, Inc.	aprevo® technology platform, including myaprevo® application & aprevo® devices (TLIF-O, TLIF-C, TLIF-CA, LLIF, ALIF, ALIF-X, Cervical)
United States of America	PATIENT-SPECIFIC MEDICAL SYSTEMS, DEVICES, AND METHODS	Utility	17/342,439	11,376,076	US20220000556A1	Issued	2040-01-06	Carlsmed, Inc.	aprevo® technology platform, including myaprevo® application
United States of America	PATIENT-SPECIFIC MEDICAL SYSTEMS, DEVICES, AND METHODS	Utility	17/838,727	11,678,938	US20220313362A1	Issued	2040-01-06	Carlsmed, Inc.	aprevo® technology platform, including myaprevo® application & aprevo® devices (TLIF-O, TLIF-C, TLIF-CA, LLIF, ALIF, ALIF-X, Cervical)
United States of America	PATIENT-SPECIFIC MEDICAL SYSTEMS, DEVICES, AND METHODS	Utility	18/139,907	12,137,983	US20240016547A1	Issued	2040-01-06	Carlsmed, Inc.	aprevo® technology platform, including myaprevo® application
United States of America	PATIENT-SPECIFIC MEDICAL SYSTEMS, DEVICES, AND METHODS	Utility	18/983,335	—	US2025-0114145A1	Allowed	2040-01-06	Carlsmed, Inc.	—
United States of America	SYSTEMS AND METHODS FOR DESIGNING ORTHOPEDIC IMPLANTS BASED ON TISSUE CHARACTERISTICS	Utility	17/085,564	—	US2021-0059822A1	Allowed	2039-09-12	Carlsmed, Inc.	—
United States of America	PATIENT-SPECIFIC ARTIFICIAL DISCS, IMPLANTS AND ASSOCIATED SYSTEMS AND METHODS	Utility	16/987,113	12,226,315	US20220039965A1	Issued	2040-08-06	Carlsmed, Inc.	—
United States of America	PATIENT-SPECIFIC JIG FOR PERSONALIZED SURGERY	Utility	17/531,417	12,127,769	US20220160405A1	Issued	2042-06-22	Carlsmed, Inc.	—
United States of America	PATIENT-SPECIFIC EXPANDABLE SPINAL IMPLANTS AND ASSOCIATED SYSTEMS AND METHODS	Utility	17/835,777	12,232,980	US20220387191A1	Issued	2042-06-08	Carlsmed, Inc.	—
United States of America	SPINAL IMPLANTS AND SURGICAL PROCEDURES WITH REDUCED SUBSISDENCE AND ASSOCIATED SYSTEMS AND METHODS	Utility	17/978,673	—	US2023-0138162A1	Allowed	2042-11-01	Carlsmed, Inc.	—

Country	Title	Type	Patent Application No.	Patent No.	Publication No.	Case Status	Est. Expiration Date	Ownership	Product
United States of America	NON-FUNGIBLE TOKEN SYSTEMS AND METHODS FOR STORING AND ACCESSING HEALTHCARE DATA	Utility	17/678,874	11,443,838	—	Issued	2042-02-23	Carlsmed, Inc.	—
United States of America	NON-FUNGIBLE TOKEN SYSTEMS AND METHODS FOR STORING AND ACCESSING HEALTHCARE DATA	Utility	17/878,633	11,984,205	US20230268040A1	Issued	2042-05-07	Carlsmed, Inc.	—
United States of America	NON-FUNGIBLE TOKEN SYSTEMS AND METHODS FOR STORING AND ACCESSING HEALTHCARE DATA	Utility	18/219,052	12,142,357	US20240087696A1	Issued	2042-02-23	Carlsmed, Inc.	—
United States of America	SYSTEM FOR MANUFACTURING AND PRE-OPERATIVE INSPECTING OF PATIENT-SPECIFIC IMPLANTS	Utility	17/951,085	11,806,241	—	Issued	2042-09-22	Carlsmed, Inc.	—
United States of America	TECHNIQUES TO MAP THREE-DIMENSIONAL HUMAN ANATOMY DATA TO TWO-DIMENSIONAL HUMAN ANATOMY DATA	Utility	18/102,444	11,793,577	—	Issued	2043-01-27	Carlsmed, Inc.	—
United States of America	SYSTEM FOR MODELING PATIENT SPINAL CHANGES	Utility	18/408,452	12,232,885	US20240225531A1	Issued	2044-01-09	Carlsmed, Inc.	—
United States of America	SYSTEMS AND METHODS FOR ORTHOPEDIC IMPLANT FIXATION	Utility	17/880,277	12,251,320	US20230086886A1	Issued	2039-04-12	Carlsmed, Inc.	—
United States of America	SYSTEMS AND METHODS FOR ORTHOPEDIC IMPLANT FIXATION	Utility	18/754,101	12,245,952	US20240341973A1	Issued	2039-04-12	Carlsmed, Inc.	—
United States of America	PATIENT-SPECIFIC IMPLANT DESIGN AND MANUFACTURING SYSTEM WITH A SURGICAL IMPLANT POSITIONING MANAGER	Utility	18/415,577	12,274,510	US2024-0261029A1	Issued	2044-01-17	Carlsmed, Inc.	—

In addition to patents, we also rely upon trademarks, trade secrets, know-how, and continuing technological innovation to develop and maintain our competitive position. We maintain and will continue to pursue trademark protection for our company name, products, and brand, including the registered trademarks CARLSMED and APREVO in the United States, the European Union, Japan, and other foreign jurisdictions.

We rely on trade secrets to protect certain aspects of our technology related to our current and future proprietary algorithms. However, trade secrets can be difficult to protect. We seek to protect our proprietary information, including trade secrets, in part, by using confidentiality agreements with our commercial partners, collaborators, employees, and consultants, and invention assignment agreements with our employees. We also have a trade secret policy that our employees are required to comply with and have confidentiality agreements and/or invention assignment agreements with our employees, commercial partners, and consultants. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining the physical security of our premises and physical and electronic security of our information technology systems. See the section titled “Risk Factors—Risks Related to Our Intellectual Property” for a more comprehensive description of risks related to our intellectual property.

Government Regulation

Our products and operations are subject to extensive regulation by the FDA and other federal and state authorities in the United States, as well as comparable authorities in foreign jurisdictions. Our product candidates are subject to regulation as medical devices in the United States under the FDCA, as implemented and enforced by the FDA.

U.S. Regulation of Medical Devices

The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification or approval of a PMA application. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II, or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, as well as any special controls deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include, among other things, performance standards, post-market surveillance, patient registries, and FDA guidance documents.

While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA, requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life-supporting, and some implantable devices, devices that have a new intended use, or devices that use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified but are subject to FDA’s premarket notification and clearance process in order to be commercially distributed. The majority of the products that we currently market are classified as Class II devices and have received FDA marketing authorization through the 510(k) clearance process.

FDA Medical Device Marketing Authorization Pathway

To obtain 510(k) clearance, a manufacturer must submit to the FDA a premarket notification demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments), and for which a PMA is not required; a device that has been reclassified from Class III to Class II, or I; or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from three to twelve months but may take longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. FDA collects fees for 510(k) applications and annual fees and for medical device establishments.

If the FDA agrees that the device is substantially equivalent to a predicate device, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the “de novo” process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. The PMA process requires that the manufacturer demonstrate that the device is safe and effective for its intended uses, which generally requires the submission of extensive data, including results from preclinical studies and human clinical trials. A PMA must also contain a full description of the device and its components; the methods, facilities, and controls used for manufacturing and proposed labeling. The PMA process is burdensome, and in practice, the FDA’s review of a PMA application may take up to several years following initial submission. We currently do not market any medical devices pursuant to an approved PMA application, nor have we sought or obtained de novo classification for our products.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval or de novo classification. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k), de novo request, or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) marketing clearance or PMA approval is obtained or a de novo request is granted. In these circumstances, the manufacturer may be subject to significant regulatory fines or penalties.

Medical Device Clinical Trials

Clinical trials are sometimes required to support 510(k) or de novo submissions. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s IDE, regulations that govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting, and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. If the device under evaluation does not present a significant risk to human health, then the device sponsor is not required to submit an IDE application to the FDA before initiating human clinical trials but must still comply with abbreviated IDE requirements when conducting such trials. A significant risk device is one that presents a potential for serious risk to the health, safety, or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating, or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a patient. An IDE application must be supported by appropriate data, such as animal and laboratory test results, demonstrating to the FDA satisfaction that the risks of testing the device in subjects would not be outweighed by the anticipated benefits, there are no subject protection concerns that could preclude initiation of the study, and the testing protocol is scientifically sound. An IDE application is approved if the FDA has determined that the sponsor has provided sufficient data to support initiation of a human clinical study, no subject protection concerns preclude initiation of the investigation, and no additional conditions must be met. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

Regardless of the degree of risk presented by the medical device, clinical studies must be approved by, and conducted under the oversight of, an IRB, for each clinical site or under a centralized IRB. The IRB is responsible for the initial and continuing review of the clinical study and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements. Submission of an IDE application for review does not guarantee that the FDA will allow the IDE to become effective and, if it does become effective, the FDA may or may not determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials.

During a clinical study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators, and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping, and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA’s regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and record keeping requirements. Additionally, after a trial begins, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, such as a belief or determination that the risks to study subjects outweigh the anticipated benefits. The study sponsor may also suspend or terminate a clinical trial at any time for strategic business decisions.

Expedited Development and Review Programs

Following passage of the 21st Century Cures Act, the FDA implemented the Breakthrough Devices Program, which is a voluntary program offered to manufacturers of certain medical devices and device-led combination products that may provide for more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases or conditions. The goal of the program is to provide patients and health care providers with more timely access to qualifying devices by expediting their development, assessment, and review, while preserving the statutory standards for PMA approval, 510(k) clearance, and de novo classification. The program is available for medical devices that meet certain eligibility criteria, including that the device provides more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases or conditions, and that: (i) the device represents a breakthrough technology, (ii) no approved or cleared alternatives exist, (iii) the device offers significant advantages over existing approved or cleared alternatives, or (iv) the availability of the device is in the best interest of patients. Breakthrough Device Designation provides certain benefits to device developers, including more interactive and timely communications with FDA staff; use of post-market data collection, when scientifically appropriate, to facilitate expedited and efficient development and review of the device; opportunities for more efficient and flexible clinical study design; and prioritized review of premarket submissions. When reviewing Breakthrough Device Designation requests, the FDA may require a combination of literature or preliminary bench, animal, or clinical data to demonstrate a reasonable likelihood of clinical and technological success. Receiving a Breakthrough Device Designation from the FDA does not guarantee that the FDA will grant marketing authorization for the device.

Post-Market Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These may include:

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establishment registration and device listing with the FDA;
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QSR requirements, which currently require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation, and other quality assurance procedures during all aspects of the design and manufacturing process;
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labeling regulations and FDA prohibitions against the promotion of investigational products, or the promotion of “off-label” uses of cleared or approved products;
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requirements related to promotional activities;
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clearance or approval of product modifications to cleared devices or devices authorized through the de novo classification process that could significantly affect safety or effectiveness, or that would constitute a major change in intended use of such devices, or approval of certain modifications to PMA-approved devices;
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medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;
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correction, removal, and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;
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complying with laws and regulations requiring Unique Device Identifiers on medical devices and also requiring the submission of certain information about each device to the FDA’s Global Unique Device Identification Database;

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the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and
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post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Manufacturing processes for medical devices are required to comply with the applicable portions of the QSR, which currently cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation, and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. Medical device manufacturers are subject to periodic scheduled or unscheduled inspections by the FDA. Failure to maintain compliance with the QSR requirements could result in the shutdown of, or restrictions on, manufacturing operations and the recall or seizure of marketed products. The discovery of previously unknown problems with marketed medical devices, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that a manufacturer has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions, among others:

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warning letters, untitled letters, “it has come to our attention” letters, fines, injunctions, consent decrees, and civil penalties;
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recalls, withdrawals, or administrative detention or product seizures;
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operating restrictions or partial suspension or total shutdown of production;
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refusing or delaying requests for 510(k) clearance, de novo classification, or PMA approvals of new products or modified products;
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withdrawing 510(k) clearances or PMA approvals that have already been granted;
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refusal to grant export approvals for devices being shipped to foreign markets; or
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criminal prosecution.

We are also subject to regulation by the California Department of Public Health Food and Drug Branch (the “FDB”) through the Medical Device Safety Program. We must maintain a California Medical Device Manufacturing license. Our facilities may be subjected to scheduled or unscheduled inspections by the FDB.

Healthcare Fraud and Abuse Laws

In the United States, we are subject to a number of federal and state healthcare regulatory laws that restrict business practices in the healthcare industry. These laws include, but are not limited to, federal and state anti-kickback, false claims, and other healthcare fraud and abuse laws.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting, receiving, or providing any remuneration, directly or indirectly, overtly or covertly, to induce reward, or in return for purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, or order of any good, facility, item, or service reimbursable, in whole or in part, under Medicare, Medicaid, or other federal healthcare programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

The federal false claims laws, including the civil False Claims Act, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false, fictitious, or fraudulent claim for payment to, or approval by, the federal government, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government, or knowingly making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government. A claim includes “any request or demand” for money or property presented to the government. Actions under the civil False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Moreover, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

In addition, the civil monetary penalties statute, subject to certain exceptions, prohibits, among other things, the offer or transfer of remuneration, including waivers of copayments and deductible amounts (or any part thereof), to a Medicare or state healthcare program beneficiary if the person knows or should know that it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program.

HIPAA created additional federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious, or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items, or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to CMS information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors), certain other healthcare professionals such as physician assistants and nurse practitioners, and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by physicians and their immediate family members.

Several states in which we operate have also adopted fraud and abuse laws similar to those described above. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. Some state fraud and abuse laws apply to items or services reimbursed by any third-party payor, including patients and commercial insurers, not just those reimbursed by a federally funded healthcare program.

Violations of fraud and abuse laws, including federal and state anti-kickback and false claims laws, may be punishable by criminal and civil sanctions, including fines and civil monetary penalties, the possibility of exclusion from federal healthcare programs (including Medicare and Medicaid), disgorgement, and corporate integrity agreements, which impose, among other things, rigorous operational and monitoring requirements on companies. Similar sanctions and penalties, as well as imprisonment, also can be imposed upon executive officers and employees of such companies.

Coverage and Reimbursement Regulation

In the United States, our commercial success depends in part on the extent to which governmental authorities, private health insurers, and other third-party payors provide coverage for and establish adequate reimbursement levels for aprevo interbody implants. Use of aprevo interbody implants are typically covered and reimbursed under existing physician and hospital codes. These procedures are typically performed in a hospital inpatient setting, where governmental payors such as Medicare reimburse hospitals a single bundled payment based on the MS-DRG system. Failure by surgeons, healthcare systems, and hospitals to obtain adequate reimbursement from third-party payors for services performed with our products, or adverse changes in government and private third-party payors’ coverage and reimbursement policies, could adversely impact demand for our products.

Coverage and reimbursement for use of aprevo interbody implants can differ significantly from payor to payor. Third-party payors are increasingly auditing and challenging the prices charged for medical products and services with concern for upcoding, miscoding, using inappropriate modifiers, or billing for inappropriate care settings. Some third-party payors must approve coverage for new or innovative devices before they will reimburse healthcare providers who use the products or therapies. Even though a new product may have been cleared for commercial distribution by the FDA, we may find limited demand for the product unless and until reimbursement approval has been obtained from governmental and private third-party payors.

In addition to uncertainties surrounding coverage policies, there are periodic changes to reimbursement levels. Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes routine updates to payments to hospitals under the IPPS. These updates could directly impact the demand for our products.

We believe that the overall escalating cost of medical products and services being paid for by the government and private health insurance has led to, and will continue to lead to, increased pressures on the healthcare and medical device industries to reduce the costs of products and services. Third-party payors are developing increasingly sophisticated methods of controlling patient access to new technology through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, and exploration of more cost-effective methods of delivering healthcare. In the United States, some insured individuals enroll in managed care programs, which monitor and often require pre-approval of the services that a member will receive. Some managed care programs pay their providers on a per-capita (patient) basis, which puts the providers at financial risk for the services provided to their patients by paying these providers a predetermined payment per member per month and, consequently, may limit the willingness of these providers to use our products.

Although we do not currently sell into international markets, we note that reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific product lines and procedures. There can be no assurance that our products will be considered cost-effective by third-party payors, that an adequate level of reimbursement will be available, or that the third-party payors’ reimbursement policies will not adversely affect our ability to sell our products profitably. More and more, local, product-specific reimbursement law is applied as an overlay to medical device regulation, which has provided an additional layer of clearance requirements.

Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality, or expanding access. Current and future legislative proposals to further reform healthcare or reduce patient access to new technology may limit coverage of or lower reimbursement for the procedures associated with the use of our products. The cost-containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could impact our revenue from the sale of our products.

The implementation of the ACA in the United States, for example, has substantially changed healthcare financing and delivery by both governmental and private insurers and significantly affected medical device manufacturers. The ACA, among other things, provided incentives to programs that increase the federal government’s comparative effectiveness research, and implemented payment system reforms, including a national pilot program on payment bundling to encourage hospitals, physicians, and other providers to improve the coordination, quality, and efficiency of certain healthcare services through bundled payment models. Additionally, the ACA expanded eligibility criteria for Medicaid programs and created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. Since its enactment, there have been judicial, executive, and political challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed a judicial challenge to the ACA brought by several states without specifically ruling on its constitutionality.

Other legislative changes have been proposed and adopted since the ACA was enacted. For example, the Budget Control Act, among other things, reduced Medicare payments to providers, effective on April 1, 2013, and, due to subsequent legislative amendments to the statute, will remain in effect through 2032, with the exception of a temporary suspension from May 1, 2020, through March 31, 2022, unless additional congressional action is taken. Additionally, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

We expect additional state and federal healthcare reform measures to be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressure.

State Corporate Practice of Medicine and Fee-Splitting Laws

Our arrangements with contracted telehealth providers who provide reading services to certain customers are subject to various state laws, including those commonly referred to as corporate practice of medicine and fee-splitting laws, which are intended to prevent unlicensed persons from interfering with or influencing the physician’s professional judgment, and prohibiting the sharing of professional service fees with non-professional or business interests. These laws vary from state to state and are subject to broad interpretation and enforcement by state regulators and other bodies. A determination that we and/or our contracted providers are not compliant with such laws could lead to adverse judicial or administrative action, civil or criminal penalties, receipt of cease-and-desist orders from state regulators, loss of customers, and/or restructuring of these contractual arrangements.

Data Privacy and Security Laws

Numerous state, federal, and foreign laws, regulations, and standards govern the collection, use, disclosure, access to, confidentiality, and security of health-related and other personal information, and could apply now or in the future to our operations or the operations of our collaborators, third-party providers, and others upon whom we commercially rely.

In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws, and consumer protection laws and regulations, govern the collection, use, disclosure, and protection of health-related and other personal information that could apply to our operations.

In addition, we may in the future also become subject to certain foreign laws that govern the privacy and security of personal data, including health-related data. If we become subject to certain foreign laws, such laws may create the ability for regulatory bodies to pursue investigations, proceedings, or actions and impose civil and/or criminal penalties and restrictions on data processing in jurisdictions where we do business. Privacy and security laws, regulations, and other obligations are constantly evolving; may conflict with each other to complicate compliance efforts and increase both legal risk and compliance costs for us and the third parties upon whom we rely; and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing that could adversely affect our business, financial condition, reputation, and results of our operations.

Finally, the loss of, unauthorized access to, or disclosure of personal information due to a cybersecurity event or otherwise may trigger breach notification statutes and notification obligations under federal laws in both the United States and other jurisdictions where we do business. A cybersecurity event may result in investigations, legal actions, including class action litigation, regulatory inquiries, and regulatory enforcement actions, as well as fines, consent orders, or mandated corrective actions.

Employees and Human Capital Resources

As of March 31, 2025, we had 100 full-time and part-time employees worldwide, of which 75 were located at our headquarters in Carlsbad, California, 25 were remote and field-based employees throughout the United States, and zero were located outside of the United States. Of these employees, 35 were in sales, marketing, and commercial operations; 22 were in manufacturing, operations, and quality; 31 were in research and development, clinical, and regulatory; and 12 were in general and administration. None of our employees are represented by a labor union or party to a collective bargaining agreement with respect to their employment with us. We rely on both our internal sales team and independent sales agents to promote and market the aprevo Technology Platform and to solicit sales of our personalized spinal implants. We expect to dedicate meaningful resources to significantly expand our in-house sales force as we continue to expand. We believe that we have a good relationship with our workforce. Our human capital is a key factor in our current and future success, which largely depends upon our continued ability to attract and retain highly skilled employees. To do so, we continue to focus on creating and maintaining a great workplace. We believe in attracting the right people, maintaining and building employee engagement, and developing our employees.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing, and integrating our existing and additional employees while integrating diversity, equity, and inclusion principles and practices into our core values. The principal purposes of our equity incentive plans are to attract, retain, and motivate selected employees, consultants, and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

Facilities

Our corporate headquarters is located in Carlsbad, California, where we lease approximately 16,162 rentable square feet of office, research and development, digital case planning, and administrative space pursuant to a lease agreement that commenced on March 1, 2021, and expires on June 30, 2028. We believe that our existing facility is adequate to support our expansion through the end of the facility’s lease period. We believe that suitable additional or alternative space would be available in the future as required on commercially reasonable terms.

Legal Proceedings

From time to time, we may be involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together, materially and adversely affect our business, financial condition, or results of operations. Future litigation may be necessary to defend ourselves, our partners, and our customers by determining the scope, enforceability, and validity of third-party proprietary rights, to establish our proprietary rights, or for other matters. Involvement in such proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and, regardless of the outcome, litigation can have an adverse impact on us because of legal expenses and settlement costs, diversion of management attention and resources, and other factors.

MANAGEMENT

The following table sets forth information about our executive officers, significant employees, and directors as of the date of this prospectus.

Name	Age	Position(s)
Executive Officers and Significant Employees
Michael (Mike) Cordonnier	49	Chairman, Chief Executive Officer, President, and Co-Founder
Leonard (Leo) Greenstein	49	Chief Financial Officer, Treasurer
William (Scott) Durall	61	Chief Commercial Officer
Niall Casey	49	Co-Founder, Chief Intellectual Property Officer, Secretary, Director
Non-Employee Directors
Jonathan (Jon) Root, M.D.	65	Director
Robert Mittendorff, M.D.	49	Director
Philip (Phil) Young	85	Director
Kevin Sidow	67	Director
Kevin O’Boyle	69	Director

The following is a biographical summary of the experience of our executive officers and directors.

Executive Officers and Significant Employees

Michael (Mike) Cordonnier has served as Chairman of our Board of Directors, Chief Executive Officer, President, and Co-Founder since June 2018. Mr. Cordonnier also served as Treasurer from November 2022 to August 2023. Prior to our formation, Mr. Cordonnier was the Founder of EM-Cor medical, LLC from August 2017 to July 2018, when it was acquired by us. He was also Director of Product Development of Ellipse Technologies, Inc., a privately held medical device company, from August 2015 to August 2017, which was acquired by NuVasive Specialized Orthopedics, and Director of Research & Development at Zimmer Biomet, a private medical equipment developer and manufacturer, from August 2011 to August 2015. Mr. Cordonnier received a B.S. in mechanical engineering from the University of Dayton.

We believe that Mr. Cordonnier is qualified to serve on our Board of Directors as the Chairman due to his experience as our Chief Executive Officer, President, and Co-Founder and due to his leadership and business acumen.

Leonard (Leo) Greenstein has served as our Chief Financial Officer and Treasurer since August 2023. Prior to serving as our Chief Financial Officer, Mr. Greenstein served as Chief Financial Officer of Tarsus Pharmaceuticals, Inc., a public biopharmaceutical company, from April 2020 to June 2023 and Senior Vice President of Finance & Corporate Controller of Spectrum Pharmaceuticals, Inc., a public biopharmaceutical company (prior to its acquisition by Assertio Holdings, Inc.) from October 2013 to April 2020. Mr. Greenstein received a J.D. from Temple University Beasley School of Law and a B.A. in accounting from Arcadia University. Mr. Greenstein is a Certified Public Accountant and member of the California State Bar.

William (Scott) Durall has served as our Chief Commercial Officer since December 2024. Prior to serving as our Chief Commercial Officer, Mr. Durall served as our Senior Vice President, Marketing, from September 2024 to December 2024. Prior to serving as our Senior Vice President, Marketing, Mr. Durall served as Chief Commercial Officer of Surgalign Holdings, Inc., a public global medical technology company, from June 2020 to June 2023 and Executive Vice President of Sales at Earlens Corporation, a privately held medical equipment company, from February 2019 to June 2020. Mr. Durall received a B.B.A. in marketing from the University of Kentucky.

Niall Casey has served as a member of our Board of Directors, Secretary, and Co-Founder since June 2018 and Chief Intellectual Property Officer since December 2023. Prior to that, Mr. Casey served as our Chief Technology Officer from September 2018 to December 2023, Vice President of Research and Development from June 2018 to September 2018, and Treasurer from June 2018 to April 2020. Prior to our formation, Mr. Casey was a Director of Development at Alphatec Spine, Inc., a wholly owned subsidiary of Alphatec Holdings, Inc., a public medical technology company, from April 2017 to March 2018 and a Director of Engineering, Spine at Ellipse Technologies, Inc., a privately held medical device company, from March 2015 to August 2017, which was acquired by NuVasive Specialized Orthopedics. Mr. Casey received a J.D. from Suffolk University, an M.S. in biomedical engineering from Case Western Reserve University, and a B.S. in biomedical engineering from Case Western Reserve University. Mr. Casey is registered to practice before the USPTO and licensed to practice law in the State of Massachusetts.

We believe that Mr. Casey is qualified to serve on our Board of Directors due to his experience as our Chief Intellectual Property Officer and Co-Founder and due to his leadership, education, professional credentials, and significant experience in the spine industry.

Non-Employee Directors

Jonathan (Jon) Root, M.D., M.B.A has served as a member of our Board of Directors since December 2020. Dr. Root has served as the Managing Member of Presidio Management Group X, LLC and several U.S. Venture Partners’ funds, which are the general partners of various other venture capital funds, since 1998. Dr. Root has served on the board of Edgewise Therapeutics, Inc. since August 2019, where he is a member of the audit committee and nominating and corporate governance committee. Previously, Dr. Root served as a board member for Inari Medical, Inc. from September 2011 to February 2025, where he was a member of the compensation committee and a member of the nominating and corporate governance committee. Other past board seats include OncoMed Pharmaceuticals, Inc. from August 2004 to April 2019, eFFECTOR Therapeutics, Inc. from April 2014 to February 2022, and Silverback Therapeutics, Inc. (until its acquisition by ARS Pharmaceuticals, Inc.) from March 2020 to November 2022. Additionally, Dr. Root currently serves on the board of directors of several private companies in the healthcare industry. Dr. Root received an A.B. in economics from Dartmouth College, an M.D. from the University of Florida College of Medicine, and an M.B.A. from Columbia Business School.

We believe that Dr. Root is qualified to serve on our Board of Directors due to his experience serving on the boards of both public and private companies.

Robert Mittendorff, M.D., M.B.A. has served as a member of our Board of Directors since April 2022. Dr. Mittendorff has served as General Partner and Head of Healthcare at B Capital Group, a global investment firm, since March 2021. He currently serves as a board member or investor for seven companies that leverage AI in their core product or service offering. Previously, Dr. Mittendorff was a Partner and Co-Head of Healthcare Ventures at Norwest Venture Partners, a venture and growth equity investment firm, from February 2012 to March 2021, was formerly the Vice President of Marketing and Business Development at Hansen Medical, Inc., a public medical robotics company, from July 2008 to February 2012, and currently serves on the board of directors of several private companies in the healthcare industry. Notably, Dr. Mittendorff previously served as a public director on the board of formerly public company Silk Road Medical, and he also served as an observer on several other relevant public company medical device companies, including iRhythm and Intersect ENT. Dr. Mittendorff received his M.D. from Harvard University and MIT in the HST Program, an M.B.A. from Harvard Business School, and an M.A. in international relations from Kings College London. As part of his doctoral research at Harvard Medical School, Dr. Mittendorff was also awarded a Howard Hughes Institute Fellowship in neuroscience at MIT, MGH, and Harvard Medical School, where his work involved both neural networks and statistical neural spike train models.

We believe that Dr. Mittendorff is qualified to serve on our Board of Directors due to his experience serving as a director on the boards of both public and private companies.

Philip (Phil) Young has served as a member of our Board of Directors since December 2020. Mr. Young has served as Senior Advisor at U.S. Venture Partners, a venture capital investment firm, since January 2015 and previously served as Managing General Partner from April 1990 to December 2009 and Partner from January 2010 to December 2014. He has served on the Board of Trustees of the Palo Alto Medical Foundation since 2006 and on the Board of Trustees of Cornell University from 2004 to 2012 and remains on that Board as a Trustee Emeritus. From 2002 to 2021, he also served as Chair of the board of directors of eCornell, the University Endowment’s for-profit online learning corporation, and from 2015 to 2024 served on the Advisory Board of the Smithsonian Astrophysical Observatory in the Center for Astrophysics at Harvard and Smithsonian. Mr. Young has also previously served on the board of directors of several publicly traded companies in the healthcare and information technology industries. Mr. Young received an M.B.A. from Harvard Business School, an M.S. in engineering physics from George Washington University, and a B.M.E. from Cornell University.

We believe that Mr. Young is qualified to serve on our Board of Directors due to his experience serving as a director on boards of both public and private companies.

Kevin Sidow has served as a member of our Board of Directors since December 2020. Previously, Mr. Sidow was President and Chief Executive Officer of Moximed, Inc., a privately held medical device company, from February 2008 until his retirement in July 2017. Prior to serving as President and Chief Executive Officer of Moximed, Inc., he was President and Chief Executive Officer of St. Francis Medical Technologies, Inc., a spinal implant company acquired in January 2007, from May 2004 until May 2007. Mr. Sidow currently serves on the board of directors of another private company in the healthcare industry. Mr. Sidow received a B.S. in accounting from West Virginia University.

We believe that Mr. Sidow is qualified to serve on our Board of Directors due to his experience serving as a director on the boards of private companies and his extensive experience in the medical device industry.

Kevin O’Boyle has served as a member of our Board of Directors since September 2024. Mr. O’Boyle has over 20 years of executive management experience in the medical device industry. Mr. O’Boyle previously served on the boards of Nevro, Inc., from March 2019 until it was acquired in April 2025, where he was the chair of the audit committee; Sientra, Inc., from May 2014 to June 2023, where he was the chair of the audit committee and a member of the nominating and corporate governance committee; GenMark Diagnostics, Inc. from, February 2010 until it was acquired in April 2021, where he was chairman of the board and the chair of the audit committee, and Wright Medical Group N.V., from November 2015 until it was acquired in November 2020, where he was the chair of the audit committee. Mr. O’Boyle received a B.S. in accounting from the Rochester Institute of Technology and completed the Executive Program at the University of California Los Angeles, Anderson School of Management.

We believe that Mr. O’Boyle is qualified to serve on our Board of Directors due to his experience serving as a director on boards of other companies in the medical device industry, financial expertise, and extensive management experience in the medical device industry.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Composition of Our Board of Directors

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors currently consists of seven members, each of whom is a member pursuant to the board composition provisions of our existing amended and restated certificate of incorporation and agreements with our stockholders, which agreements are described in the section of this prospectus titled “Certain Relationships and Related Person Transactions.” These board composition provisions will terminate upon the closing of this offering.

Our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering will provide that, subject to the rights of the holders of preferred stock, the number of directors on our Board of Directors shall be fixed exclusively by resolution adopted by our Board of Directors. Our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering will provide that our Board of Directors will be divided into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term and one class being elected each year by our stockholders.

When considering whether directors have the experience, qualifications, attributes, or skills, taken as a whole, to enable our Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, the Board of Directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

In accordance with the terms of our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering , and our amended and restated bylaws that will be in effect immediately prior to the completion of this offering, our Board of Directors will be divided into three staggered classes of directors, and each director will be assigned to one of the three classes. At each annual meeting of the stockholders, one class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2026 for Class I directors, 2027 for Class II directors, and 2028 for Class III directors.

•
Our Class I directors will be Phil Young and Niall Casey;
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Our Class II directors will be Robert Mittendorff, Jon Root, and Kevin O’Boyle; and
•
Our Class III directors will be Mike Cordonnier and Kevin Sidow.

Our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering and our amended and restated bylaws that will be in effect immediately prior to the completion of this offering will provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our Board of Directors.

The division of our Board of Directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Director Independence

Our common stock has been approved for listing on Nasdaq. Under the Nasdaq listing rules, independent directors must comprise a majority of a listed company’s Board of Directors within 12 months from the date of listing. In addition, the Nasdaq listing rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and governance committees be independent within 12 months from the date of listing. Audit committee members must also satisfy additional independence criteria, including those set forth in Rule 10A-3 under the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under the Nasdaq listing rules, a director will only qualify as an “independent director” if, in the opinion of that company’s Board of Directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the Board of Directors, or any other board committee: (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries, other than compensation for board service; or (ii) be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the Board of Directors must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company that is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director, and whether the director is affiliated with the company or any of its subsidiaries or affiliates.

Our Board of Directors undertook a review of the composition of our Board of Directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment, and affiliations, including family relationships, our Board of Directors has determined that each of Robert Mittendorff, Kevin O’Boyle, Jon Root, Kevin Sidow, and Phil Young are

independent directors, including for purposes of Nasdaq. In making that determination, our Board of Directors considered the relationships that each director has with us and all other facts and circumstances that the Board of Directors deemed relevant in determining independence, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in the section titled “Certain Relationships and Related Person Transactions.” Pursuant to the independence requirements for the audit committee, such committee must be composed of at least three members, one of whom must be independent at the time of this offering, a majority of whom must be independent within 90 days of the date of this prospectus, and all of whom must be independent within one year of the date of this prospectus.

We have adopted a policy, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part, that outlines a process for our securityholders to send communications to the Board of Directors.

Committees of Our Board of Directors

Our Board of Directors has established an audit committee, a compensation committee, and a nomination and corporate governance committee, each of which will operate pursuant to a charter to be adopted by our Board of Directors which became effective upon the effectiveness of the registration statement of which this prospectus forms a part. We believe that the composition and functioning of all of our committees will comply with the applicable requirements of Nasdaq, the Sarbanes-Oxley Act, and SEC rules and regulations that will be applicable to us. We intend to comply with future requirements to the extent that they become applicable to us.

Following the completion of this offering, the full text of our audit committee charter, compensation committee charter, and nomination and corporate governance committee charter will be posted on the investor relations portion of our website at https://www.carlsmed.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it a part of this prospectus.

Audit Committee

Our audit committee consists of Kevin O’Boyle, Kevin Sidow, and Phil Young, and is chaired by Mr. O’Boyle. The functions of the audit committee include:

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Overseeing our accounting and financial reporting processes and audits of our financial statements;
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Reviewing our quarterly and annual financial results, earnings releases, and related public disclosures;
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Reviewing and discussing our financial statements, including disclosures under “Management’s Discussion and Analysis,” with management and our independent auditors;
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Monitoring the independence and performance of our independent registered public accounting firm;
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Appointing, compensating, retaining, and overseeing our independent auditors;
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Reviewing and pre-approving all audit and permitted non-audit services provided by our independent auditors;
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Overseeing our internal audit function and reviewing the adequacy and effectiveness of our internal control over financial reporting and disclosure controls;
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Overseeing procedures for handling complaints about accounting, internal controls, and auditing matters, including anonymous submissions by employees;
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Reviewing related party transactions and potential conflicts of interest;
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Overseeing compliance with legal and regulatory requirements, including matters related to the FCPA and whistleblower reports;
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Reviewing reports of fraud, significant deficiencies or material weaknesses in internal control;

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Reviewing risk assessment and management policies, including those related to financial, cybersecurity, and information technology risks; and
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Preparing the audit committee report for inclusion in our annual proxy statement, as required by SEC rules.

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq listing rules. Our Board of Directors has determined that Mr. O’Boyle qualifies as an “audit committee financial expert” within the meaning of applicable SEC regulations. In making this determination, our Board of Directors considered the nature and scope of experience that Mr. O’Boyle has previously had with public reporting companies, including service as a principal financial officer and principal accounting officer. Rule 10A-3 of the Exchange Act and the Nasdaq rules require that our audit committee have at least one independent member upon the listing of our common stock, have a majority of independent members within 90 days of the date of this prospectus and, be composed entirely of independent members within one year of the date of this prospectus. Our Board of Directors has affirmatively determined that Mr. O’Boyle, Mr. Sidow and Mr. Young each meet the definition of “independent director” for purposes of serving on the audit committee under Nasdaq rules and the independence standards under Rule 10A-3 of the Exchange Act, which is different from the general test for independence of board and committee members. Our Board of Directors has adopted a written charter for the audit committee, which became effective as of the date of the registration statement of which this prospectus forms a part was effective, and which will be available on our principal corporate website at https://www.carlsmed.com substantially concurrently with the completion of this offering. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Compensation Committee

Our compensation committee consists of Kevin Sidow, Kevin O’Boyle, and Robert Mittendorff, and is chaired by Mr. Sidow. The functions of the compensation committee include:

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Reviewing and approving compensation for our executive officers (other than the CEO), including salary, incentive awards, equity grants, and perquisites;
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Reviewing and approving employment agreements, severance, change in control, and similar arrangements for executive officers;
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Establishing and evaluating corporate performance goals related to executive compensation;
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Reviewing and approving (or recommending to the Board of Directors) CEO compensation based on performance and market comparisons;
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Administering our equity and incentive compensation plans, including approving grants and material amendments;
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Reviewing and approving equity plan awards to comply with tax, securities, or regulatory requirements;
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Setting the peer group used for benchmarking executive compensation;
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Reviewing and recommending to the board any changes to non-employee director compensation;
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Reviewing and discussing the “Compensation Discussion and Analysis”, if required, and recommending its inclusion in SEC filings;
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Preparing the Compensation Committee report, if required, for inclusion in our annual report or proxy statement;
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Overseeing human capital management matters, including corporate culture, inclusion, talent development, and succession planning;
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Reviewing the Company’s compensation risk profile and clawback policies, including those required under SEC and Nasdaq rules;

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Recommending to the board how frequently to hold say-on-pay and say-on-frequency votes and reviewing related proxy proposals;
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Reviewing and recommending changes to the compensation committee charter as appropriate; and
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Performing other duties as directed by the Board of Directors or consistent with its charter.

Each member of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code. Each of Mr. Sidow, Mr. O’Boyle, and Dr. Mittendorff qualifies as an “independent director” under Nasdaq rules. Our Board of Directors has adopted a written charter for the compensation committee, which became effective as of the date of the registration statement of which this prospectus forms a part was declared effective, and which will be available on our principal corporate website at https://www.carlsmed.com substantially concurrently with the completion of this offering. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Jon Root, Robert Mittendorff, and Kevin Sidow, and is chaired by Dr. Root. The functions of the nominating and corporate governance committee include:

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Identifying, evaluating, and recommending candidates for election to our Board of Directors;
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Reviewing the composition of our Board of Directors and recommending changes to ensure a balance of skills, experience, diversity, and independence;
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Assessing director qualifications and potential conflicts of interest;
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Making recommendations regarding board committee assignments and the size and structure of our Board of Directors and its committees;
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Reviewing and recommending changes to our corporate governance practices, including our certificate of incorporation, bylaws, and committee charters;
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Overseeing the annual self-evaluation process for the board, its committees, and individual directors;
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Recommending the frequency and structure of board meetings;
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Monitoring the effectiveness of our board and its committees and recommending changes, including the creation or elimination of committees;
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Overseeing our environmental, social, and governance (“ESG”) policies and initiatives;
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Assisting in evaluating strategic objectives related to our product commercialization or business development plans;
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Developing and reviewing our CEO succession plan and recommending succession candidates; and
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Reviewing the committee’s charter and performance on a regular basis and performing other responsibilities assigned by our Board of Directors.

Each of Dr. Root, Dr. Mittendorff, and Mr. Sidow qualifies as an “independent director” under Nasdaq rules. Our Board of Directors has adopted a written charter for the nominating and corporate governance committee, which became effective as of the date of the registration statement of which this prospectus forms a part was declared effective, and which will be available on our principal corporate website at https://www.carlsmed.com substantially concurrently with the completion of this offering. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Our Board of Directors may from time to time establish other committees.

Risk Oversight

Our Board of Directors is responsible for overseeing our risk management process. Our Board of Directors focuses on our general risk management policies and strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our Board of Directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is, or has at any time during the prior three years, been one of our officers or employees. None of our executive officers currently serve, or have in the past fiscal year served, as a member of the Board of Directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our Board of Directors or our compensation committee.

Board Leadership Structure

Michael Cordonnier is the Chairman of our Board of Directors. As Mr. Cordonnier is not an “independent director,” Kevin Sidow has been appointed by our Board of Directors to serve as our lead independent director, effective at the time of effectiveness of the registration statement of which this prospectus forms a part. The lead independent director’s responsibilities include, but are not limited to: presiding over all meetings of the Board of Directors at which the Chairman of the Board of Directors is not present, including any executive sessions of the independent directors; calling meetings or separate sessions of the independent directors; approving board meeting schedules and agendas; approving information sent to the Board of Directors; and when appropriate, meeting or otherwise communicating with our major stockholders or other constituencies. Our corporate governance guidelines provide the flexibility for our Board of Directors to modify our leadership structure in the future as it deems appropriate.

Code of Business Conduct and Ethics

Our Board of Directors has adopted, subject to and effective upon the effectiveness of the registration statement of which this prospectus forms a part, a Code of Business Conduct and Ethics in connection with this offering. The Code of Business Conduct and Ethics will apply to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions), agents and representatives, including directors and consultants.

We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics and our Code of Ethics on our website identified below. Upon the completion of this offering, the full text of our Code of Business Conduct and Ethics and our Code of Ethics will be posted on our website at https://www.carlsmed.com. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus, and you should not consider that information a part of this prospectus.

Involvement in Certain Legal Proceedings

To our knowledge, during the past ten years, none of our directors, executive officers, promoters, control persons, or nominees has:

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been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
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had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation, or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time; except that in 2023, a public corporation with which Mr. Durall held an executive officer position filed for bankruptcy protection;

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been subject to any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any court of competent jurisdiction or federal or state authority, permanently, or temporarily enjoining, barring, suspending, or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;
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been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;
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been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended, or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or
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been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity, or organization that has disciplinary authority over its members or persons associated with a member.

Limitations on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and our amended and restated bylaws, both of which will be in effect immediately prior to the completion of this offering, limit our directors’ and officers’ liability and provide that we shall indemnify our directors and officers to the fullest extent permitted under the DGCL. The DGCL provides that directors and officers of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors or officers, except for liability for any:

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transaction from which the director or officer derives an improper personal benefit;
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act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
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unlawful payment of dividends or redemption of shares; or
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breach of a director’s or officer’s duty of loyalty to the corporation or its stockholders.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or recession.

The DGCL provides, and our amended and restated certificate of incorporation and our amended and restated bylaws, both of which will be in effect immediately prior to the completion of this offering, will provide, that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we have entered, and intend to continue to enter, into separate indemnification agreements with our directors and officers. These indemnification agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as a director or officer, or any other company or enterprise to which the person provides services at our request.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws, both of which will be in effect immediately prior to the completion of this offering, and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy, as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers, who are named in the “2024 Summary Compensation Table” below. In 2024, the “named executive officers” and their positions were as follows, who included our principal executive officer and the two most highly compensated executive officers (other than our principal executive officer):

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Michael (Mike) Cordonnier, Chairman, Chief Executive Officer, President, and Co-Founder;
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Leonard (Leo) Greenstein, Chief Financial Officer and Treasurer; and
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William (Scott) Durall, Chief Commercial Officer.

Mr. Durall commenced services with us in September 2024 as our SVP, Global Marketing, and subsequently took on the role of Chief Commercial Officer in December 2024.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

2024 Summary Compensation Table

The following table sets forth information concerning the compensation of the named executive officers for the year ended December 31, 2024.

Name and Principal Position	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Mike Cordonnier	$361,924	—	$144,770	$13,340	$520,034
Chief Executive Officer, President, and Co-Founder
Leo Greenstein	$345,000	—	$138,000	$5,386	$488,386
Chief Financial Officer
Scott Durall(4)	$99,615	$250,218	$50,558	—	$400,391
Chief Commercial Officer

(1)
Amounts reflect the grant date fair value of stock options granted during the year ended December 31, 2024, computed in accordance with FASB ASC Topic 718, rather than the amounts actually paid to or realized by the named individual. See Note 6 of our audited financial statements and our unaudited condensed financial statements included elsewhere in this prospectus for a discussion of valuation assumptions made in determining the grant date fair value and compensation expense of our stock options.
(2)
Amounts represent annual bonus earned by each named executive officer in 2024, which were paid by us after certification of performance achievement in early 2025. See “2024 Bonuses” below.
(3)
Amounts represent employer contributions under our 401(k) plan.
(4)
Mr. Durall commenced employment with us in September 2024 as our SVP, Global Marketing, and subsequently took on the role of Chief Commercial Officer in December 2024 and his salary reflects the pro rata amount earned in 2024.

Narrative to Summary Compensation Table

2024 Salaries

In 2024, the named executive officers received an annual base salary to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities.

For fiscal year 2024, Mr. Cordonnier’s annual base salary was $365,000 effective as of March 1, 2024, but his annual base salary was $350,000 from January 1, 2024, to February 29, 2024. Mr. Greenstein’s base salary was $345,000 effective as of January 1, 2024. Mr. Durall’s annual base salary was $380,000 but was pro-rated for 2024 for his partial employment with us starting on September 3, 2024. The base salaries earned by our named executive officers for the year ended December 31, 2024, are included in the “Summary Compensation Table” above.

2024 Bonuses

In 2024, each of Mr. Cordonnier, Mr. Greenstein, and Mr. Durall was eligible to earn an annual cash bonus targeted at 40%, 40%, and 50%, respectively, of their respective annual base salaries. Pursuant to our annual cash bonus program, each named executive officer was eligible to earn his annual cash bonus based on the attainment of pre-established annual company performance objectives, which included a revenue target. Our Board of Directors determined that the performance metrics were achieved at 100% of target level. Accordingly, our named executive officers were awarded the bonuses for achievement at their respective target bonus, with Mr. Durall’s bonus being pro-rated to reflect the number of days employed during 2024. The actual annual cash bonuses earned by each named executive officer for 2024 performance are set forth above in the Summary Compensation Table in the column titled “Non-Equity Incentive Plan Compensation.”

Equity Compensation

Our equity-based incentive awards are designed to align our interests and those of our stockholders with those of our employees, including our executive officers. The Board of Directors or an authorized committee thereof is responsible for approving equity grants.

Prior to this offering, we have granted stock options pursuant to our 2019 Plan to certain of our executives. Following this offering, we will grant equity awards under the terms of our 2025 Plan. The terms of our equity plans are described below under the section titled “Equity Compensation Plans.”

Each of our named executive officers currently holds outstanding stock option awards granted pursuant to the 2019 Plan. In November 2024, in connection with his employment, we granted Mr. Durall a stock option award covering 89,605 shares of our common stock, which vests and becomes exercisable over four years, with 25% vesting on September 3, 2025, and the remainder vesting in 36 equal monthly installments thereafter, subject to Mr. Durall’s continued service through the applicable vesting date.

Upon the effectiveness of the registration statement of which this prospectus forms a part, our named executive officers received the following stock option grants pursuant to our 2025 Plan: 142,857 shares to Mr. Cordonnier and 71,429 shares to each of Messrs. Greenstein and Durrall. The stock options will have an exercise price per share that is equal to the initial public offering price in this offering. One-sixteenth of the shares subject to the options will vest on each quarterly anniversary of the effective date of this prospectus, subject to each named executive officer’s continued service through the applicable vesting date, such that 100% of the shares subject to the stock option award will be vested on the fourth anniversary of the effective date of this prospectus.

Certain stock option awards granted to the named executive officers are subject to accelerated vesting on a qualifying termination of employment, as set forth in each of their respective stock option agreements. For additional information about the accelerated vesting provisions, please see the section titled “Executive Compensation Arrangements” below.

Other Elements of Compensation

Retirement Plans

We maintain a 401(k)-retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. We provided matching contributions for our employees, including our named executive officers, with respect to 100% of the first 3% of the employees’ contributions and 50% of the next

2% of the employees’ contributions. We anticipate that, following the completion of this offering, our named executive officers will continue to participate in this 401(k) plan on the same terms as other full-time employees.

Employee Benefits and Perquisites

Health/Welfare Plans. All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

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medical, dental, and vision benefits;
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medical and dependent care flexible spending accounts;
•
short-term disability insurance; and
•
life insurance.

We believe that the employee benefits described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

No Tax Gross-Ups

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our company.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2024.

	Option Awards					Stock Awards
Name	Vesting Commencement Date (1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Mike Cordonnier	12/15/2020	547,367	—	0.34	01/07/2031	—	—
Leo Greenstein	08/14/2023	27,891	55,782	1.18	08/14/2027	—	—
	08/14/2023	—	—	—	—	95,579	$416,001
Scott Durall	09/03/2024	—	89,605	2.24	09/03/2028	—	—

(1)
Each of the stock options vests and becomes exercisable over four years, with 25% vesting on the first anniversary of the applicable vesting commencement date and the remainder vesting in 36 equal monthly installments thereafter, subject to continued service through the applicable vesting date.
(2)
Mr. Greenstein exercised a stock option to purchase 143,369 shares of our common stock prior to such stock option becoming fully vested. Our repurchase right with respect to such shares lapses over a four-year vesting period, with 25% vesting on the first anniversary of the vesting commencement date and the remainder vesting in 36 equal monthly installments thereafter, subject to continued service through the applicable vesting date. The market value of the shares subject to our repurchase right is based on the fair market value of a share of our common stock, which is equal to $4.36 per share as of December 31, 2024, as determined by our Board of Directors.

Executive Compensation Arrangements

Executive Employment Agreements

We historically had offer letters with Messrs. Cordonnier, Greenstein, and Durall that provide for base salary, target bonus, and, for Messrs. Greenstein, and Durall only, severance benefits on a qualifying termination. In June 2025, we entered into new employment agreements with each of Messrs. Cordonnier, Greenstein, and Durall, which employment agreements supersede their old offer letters. The material terms of each of these agreements are described below. These agreements provide for base salaries and incentive compensation, and each component reflects the scope of each named executive officer’s anticipated responsibilities and the individual experience they bring to our Company. The employment of each of our named executive officers is “at will” and may be terminated at any time.

Mr. Cordonnier’s employment agreement provides for an initial annual base salary of $425,000 and the eligibility to earn an annual cash bonus with a target bonus opportunity equal to 60% of his base salary. Mr. Greenstein’s employment agreement provides for an initial annual base salary of $360,000 and the eligibility to earn an annual cash bonus with a target bonus opportunity equal to 40% of his base salary. Mr. Durall’s employment agreement provides for an initial annual base salary of $380,000 and the eligibility to earn an annual cash bonus with a target bonus opportunity equal to 60% of his base salary. The Board has approved, subject to the completion of this offering, that the base salary for Messrs. Cordonnier, Greenstein and Durall will increase to $550,000, $400,000, and $450,000, respectively, and the target annual bonus opportunity for Messrs. Cordonnier and Greenstein will increase to 75%, and 50% of their applicable base salary, respectively.

Pursuant to their employment agreements, if a named executive officer’s employment is terminated by us without “cause” or due to his resignation for “good reason” outside the period beginning three months before and ending 12 months after the consummation of a “corporate transaction” (such period, the “Change in Control Period”), then, subject to a release of claims in favor of the Company, the named executive officer will receive (i) continuing payments of base salary for 18 months for Mr. Cordonnier (and 12 months for Messrs. Greenstein and Durall), (ii) any earned but unpaid annual bonus for the year prior to the year of termination, (iii) a pro-rated annual bonus for the year of termination based on achievement of performance targets, and (iv) COBRA reimbursements for up to 18 months (and up to 12 months for Messrs. Greenstein and Durall).

If a named executive officer’s employment is terminated by us without “cause” or due to his resignation for “good reason” during the Change in Control Period, then, subject to a release of claims in favor of the Company, the named executive officer will receive, in addition to the aforementioned benefits listed in (ii) and (iii) of the paragraph above, (i) continuing payments of base salary for 18 months, (ii) accelerated vesting of 100% of his then-outstanding unvested time-based equity awards, (iii) an amount equal to one and a half times his target annual bonus, payable in substantially equal installments over 18 months, and (iv) COBRA reimbursements for up to 18 months. Pursuant to their employment agreements, in the event that any amounts payable to a named executive officer are subject to an excise tax pursuant to Section 280G of the Code, the named executive officer will receive either (i) the value of such payments net of all federal, state, local, foreign income, employment, and excise taxes or (ii) such payments reduced to the minimum extent necessary to prevent the application of such excise tax, whichever will result in the greatest economic benefit to the named executive officer.

For purposes of the employment agreements, “cause” generally means: (i) a material breach of any covenant or condition under the employment agreement, or any other agreement between the named executive officer and the Company, (ii) any willful conduct which would be reasonably likely to bring the Company into substantial public disgrace or disrepute, (iii) the commission of a felony or a crime of moral turpitude, (iv) a material violation of any written Company policy applicable to such executive that causes material economic or reputational harm to us, (v) material and repeated refusal to follow or implement a directive of our Board of Directors that is within the scope of the executive’s duties and responsibilities, (vi) gross negligence or willful and material incompetence in the performance of their duties that causes material economic or reputational harm to us, or (vii) a material breach of fiduciary duty.

For purposes of the employment agreements, “good reason” generally means any of the following events without the named executive officer’s consent: (i) a material reduction in base salary or target annual bonus opportunity unless such reduction applies to all similarly situated executives, (ii) a material reduction in duties, authority, reporting structure, responsibilities, or title, provided, that the acquisition of the Company and subsequent conversion of the Company to a subsidiary, division or unit of the acquiring company does not by itself, or coupled with any related change in their title and/or reporting structure, constitute “good reason”, (iii) for Mr. Cordonnier only, no longer being a member of our Board of Directors, or (iv) the relocation of their principal place of employment in a manner that lengthens their one-way commute distance by 30 or more miles.

For purposes of the named executive officers’ employment agreements, the term “corporate transaction” is defined in the 2019 Plan.

2025 RSU Grant

On March 5, 2025, we granted Mr. Cordonnier 112,478 performance and market-based vesting RSUs under the 2019 Plan. The RSUs expire on the fourth anniversary of the grant date if the “market-based” vesting conditions described below are not achieved. Following the listing of our common stock on one or more established stock exchange or national market systems, the RSUs are eligible to vest based on our common stock price achievement, as measured based on an average during any consecutive 90-day trading period. Fifty percent (50%) of the RSUs will vest if our common stock price equals or exceeds $42.97 per share, and the other 50% of the RSUs will vest if our common stock price equals or exceeds $53.68 per share. Vesting based on our stock price achievement is subject to Mr. Cordonnier remaining employed as our Chief Executive Officer through the date that such stock price achievement is certificated by the Board of Directors or a committee of the Board of Directors. Subject to Mr. Cordonnier remaining employed as our Chief Executive Officer through a “corporation transaction” in the event that (i) the corporate transaction occurs at a time when our common stock is not publicly listed, the RSUs will vest based on the fair market value per share of our Series C convertible preferred stock in the corporation transaction, with 50% vesting at a price achievement of $42.97 per share or above, and the other 50% vesting at a price achievement of $53.68 per share or above; and (ii) if the corporate transaction occurs at a time when our common stock is publicly listed, the RSUs will vest based on the fair market value per share achieved in the corporation transaction, with 50% vesting at a price achievement of $42.97 per share or above, and the other 50% vesting at a price achievement of $53.68 per share or above. In addition, provided that Mr. Cordonnier remains our Chief Executive Officer until immediately prior to the closing of a corporate transaction, any unvested RSUs that are assumed in connection with such corporate transaction will vest if Mr. Cordonnier’s employment is terminated by us (or our successor) without “cause” or by Mr. Cordonnier resignation for “good reason,” in each case, that occurs during the one-year period immediately following the completion of such corporate transaction but before the RSUs expire. The term “corporate transaction” is defined in the 2019 Plan, as described in the section titled “Equity Compensation Plans – 2019 Stock Incentive Plan” below, and the terms “cause” and “good reason” will have the meaning set forth in the employment agreement entered into between the Company and Mr. Cordonnier, as further described above.

Equity Compensation Plans

The following summarizes the material terms of the 2019 Plan, under which we have previously made periodic grants of equity and equity-based awards to our named executive officers and other key employees. In addition, we intend to adopt the 2025 Plan and the 2025 ESPP in connection with this offering.

2019 Stock Incentive Plan

The 2019 Plan was adopted by our Board of Directors, effective as of September 17, 2019, and was amended effective as of April 24, 2020. The 2019 Plan was terminated on the date that the 2025 Plan became effective, and no further stock awards will be granted under the 2019 Plan. However, any outstanding stock awards granted under the 2019 Plan will remain outstanding, subject to the terms of our 2019 Plan and award agreements, until such outstanding options are exercised or until any stock awards terminate or expire by their terms.

Administration. The 2019 Plan is administered by our Board of Directors, or a committee thereof appointed by the Board of Directors and composed of members of Board of Directors. The plan administrator has the authority, in its discretion, to (i) select the employees, directors, and consultants to whom awards may be granted from time to time under the 2019 Plan; (ii) determine whether and to what extent awards are granted under the 2019 Plan; (iii) determine the number of shares or the amount of other consideration to be covered by each award granted under the 2019 Plan; (iv) approve forms of award agreements for use under the 2019 Plan; (v) determine the terms and conditions of any award granted under the 2019 Plan; (vi) establish additional terms, conditions, rules, or procedures to accommodate the rules or laws of applicable non-U.S. jurisdictions and afford grantees favorable treatment under such rules or laws, subject to the provisions of the 2019 Plan; (vii) amend the terms of any outstanding award granted under the 2019 Plan, subject to certain restrictions set forth in the 2019 Plan; (viii) construe and interpret the terms of the 2019 Plan and awards, including any notice of award or award agreement pursuant to the 2019 Plan; and (ix) take such other actions, not inconsistent with the terms of the 2019 Plan, it deems appropriate. All decisions, or actions taken, by the plan administrator or in connection with the administration of the 2019 Plan are final, conclusive, and binding on all persons having an interest in the 2019 Plan.

Eligibility. Our employees, consultants, and directors, as well as the employees and consultants of our parents or subsidiaries (if any), and non-employee members of our Board of Directors are eligible to receive awards under the 2019 Plan, provided that only employees may be granted awards intended as incentive stock options.

Share Reserve. As of March 31, 2025, a maximum aggregate of 4,055,427 shares of our common stock were reserved for the issuance of equity awards under the 2019 Plan. This number is subject to adjustment in the event of a stock split, stock dividend, or other change in our capitalization. The shares may be authorized but unissued or reacquired shares. As of March 31, 2025, a total of 4,055,427 shares of our common stock had been authorized for issuance under the 2019 Plan. As of March 31, 2025, options to purchase a total of 2,156,512 shares of our common stock were issued and outstanding and a total of 1,567,328 shares of common stock had been issued upon the exercise of options or pursuant to other awards granted under the 2019 Plan and were outstanding. Shares that were available for issuance at the time the 2019 Plan was terminated were retired and became part of the new share reserve under the 2025 Plan.

Awards. The 2019 Plan provides that the plan administrator may grant or issue incentive stock options with the meaning of Section 422 of the Code, non-statutory stock options, stock appreciation rights (“SARs”), dividend equivalent rights, restricted stocks, restricted stock units, any combination of aforementioned awards, or other rights or benefits consistent with the terms of the 2019 Plan to eligible employees, consultants, and directors. In general, awards granted under the 2019 Plan may not be sold or otherwise transferred except pursuant to a beneficiary designation, by will, in accordance with the laws of descent and distribution or, except in the case of incentive stock options, to the extent and in the manner authorized by the administrator by gift or pursuant to domestic relations order to members of the grantee’s immediate family.

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Stock Options. Stock options may be granted to any eligible person, provided that incentive stock options may only be granted to our employees or employees of our parents or subsidiaries (if any), subject to the 2019 Plan and such restrictions as may be determined by the plan administrator and set forth in an applicable award agreement. The exercise price of stock options granted to employees, directors, or consultants are to be determined by the plan administrator and set forth in an applicable award agreement; provided that such exercise price may not be less than fair market value of a share on grant date (or 110% of fair market value with respect to incentive stock options granted to employees holding 10% or more of the total combined voting power of us). No stock option award may have a term of more than 10 years following the date of grant.
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Restricted Stock. Restricted stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold, or otherwise transferred or hypothecated, until restrictions are removed or expire. Recipients of restricted stock, unlike recipients of options and restricted stock units, have voting rights and have the right to receive dividends, if any, prior to the time when the restrictions lapse; however, extraordinary dividends are generally be placed in escrow and may not be released until restrictions are removed or expire.
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Restricted Stock Units. Restricted stock units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units may not be issued until the restricted stock units have vested, and recipients of restricted stock units generally have no voting or dividend rights prior to the time when vesting conditions are satisfied.
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Stock Appreciation Rights. SARs typically provide for payments to the holder-based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2019 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. SARs under the 2019 Plan may be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.
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Other Awards. Other stock-based or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments, and as payment in lieu of cash compensation otherwise payable to any individual who is eligible to receive awards. The administrator determines the terms and conditions of other awards, which may include vesting conditions based on continued service, performance, and/or other conditions.
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Dividend Equivalent Rights. Dividend equivalent rights represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payment dates during the period between a specified date and the date such award terminates or expires, as determined by the plan administrator. In addition, dividend equivalents with respect to shares covered by a performance award may only be paid to the participant at the same time or times and to the same extent that the vesting conditions, if any, are subsequently satisfied and the performance award vests with respect to such shares.

Adjustments of Awards. In the event of any increase or decrease in the number of issued shares resulting from a stock split, reverse stock split, stock dividend, recapitalization, combination, or reclassification of the shares or similar transaction affecting the shares, any other increase or decrease in the number of issued shares effected without receipt of consideration by us or any other transaction with respect to common stock (including a corporate merger, consolidation, acquisition of property, or stock, separation (including a spin-off or other distribution of stock or property), reorganization, partial or complete liquidation, or any similar transaction), proportionate adjustments will be made to the number of shares covered by each outstanding award and the number of shares that have been authorized for issuance under the 2019 Plan, the exercise or purchase price of each such outstanding award, the maximum number of shares with respect to which awards may be granted to any grantee in any calendar, as well as any other terms that the plan administrator determines required. In the event of any distribution of cash or other assets to stockholders other than a normal cash dividend, the plan administrator will also make such adjustments or substitute, exchange, or grant awards to effect such adjustments. All adjustments will be made in a manner that precludes the enlargement of rights and benefits under such awards. In connection with the foregoing adjustments, the plan administrator may, in its discretion, prohibit the exercise of awards or other issuance of shares, cash, or other consideration pursuant to awards during certain periods of time.

Corporate Transactions. Effective upon the consummation of a merger, consolidation, reverse merger, or series of related transactions culminating in a reverse merger, liquidation, dissolution, acquisition in a single or series of related transactions by any person or related group of persons of beneficial ownership of securities possessing more than 50% of the total combined voting power of our outstanding securities (unless otherwise determined by the plan administrator), or the sale, transfer, or other disposition of all or substantially all of our assets, all outstanding awards under the 2019 Plan terminate but only to the extent that they are not assumed in connection with such corporate transaction. The plan administrator has the authority, exercisable either in advance of any actual or anticipated corporate transaction or at any time of an actual corporate transaction and exercisable at the time of the grant of an award under the 2019 Plan or at any time while an award remains outstanding, to provide for the full or partial automatic vesting and exercisability of one or more outstanding unvested awards under the plan and the release from restrictions on transfer and repurchase or forfeiture rights of such awards in connection with a corporate transaction on such terms and conditions as the plan administrator may specify. The plan administrator also has the authority to condition any such award vesting and exercisability or release from such limitation upon subsequent termination of the continuous service of the grantee within a specified period following the effective date of the corporate transaction.

Amendment and Termination. Our Board of Directors may amend, suspend, or terminate the 2019 Plan at any time, subject to stockholder approval where such approval is required by applicable law and provided any such amendment, suspension, or termination does not affect granted awards (subject to certain exceptions). The 2019 Plan was terminated on the date that the 2025 Plan became effective, and no further stock awards will be granted under the 2019 Plan.

2025 Equity Incentive Plan

We have adopted and our stockholders have approved the 2025 Plan, which became effective upon the execution of the underwriting agreement for this offering. Our 2025 Plan is a successor to our 2019 Plan. As of the date our 2025 Plan became effective, no further grants will be made under our 2019 Plan and any shares of common stock reserved for future issuance under our 2019 Plan have been cancelled.

Types of Awards. Our 2025 Plan provides for the grant of incentive stock options (“ISOs”) to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of stock awards to employees, directors and consultants, including employees and consultants of our affiliates.

Authorized Shares. As of the effective date of our 2025 Plan, the aggregate maximum number of shares of our common stock that may be issued under our 2025 Plan will not exceed 3,595,177 shares, which is the sum of (x) 3,455,830 new shares, plus (y) 139,347 shares of our common stock available for issuance under our 2019 Plan; plus (z) a number of shares equal to the shares of our common stock subject to outstanding stock awards granted under our 2019 Plan that, after the date our 2025 Plan becomes effective, (a) are not issued because such stock award or any portion thereof expires or terminates without all of the shares of common stock underlying such stock award having been issued; (b) are not issued because such stock award is settled in cash; (c) are forfeited back to or repurchased by us because of the failure to satisfy the required vesting conditions; (d) are withheld or reacquired to satisfy the exercise, strike, or purchase price; or (e) are reacquired or withheld to satisfy a tax withholding obligation, for each of clauses (a)—(e), if any, as such shares become available from time to time. In addition, subject to any necessary adjustments, the aggregate number of shares of our common stock reserved for issuance under our 2025 Plan will automatically increase on January 1 of each year, starting on January 1, 2026 (assuming our 2025 Plan becomes effective in 2025) through January 1, 2035, in an amount equal to 5% of the total number of shares of our capital stock outstanding on December 31 of the preceding year; provided, however, that the Board of Directors may act prior to January 1 of a given year to provide that the increase for such year will be a lesser number of shares of our common stock. The aggregate maximum number of shares of our common stock that may be issued on the exercise of ISOs under our 2025 Plan is 10,785,531 shares.

Shares of common stock subject to stock awards granted under our 2025 Plan that (i) expire or terminate without the shares covered by such portion of the stock award being issued; (ii) are settled in cash rather than in shares; (iii) would otherwise be issued by us but are withheld to satisfy the exercise, strike or purchase price of stock award; or (iv) would otherwise be issued by us but are withheld to satisfy a tax withholding obligation in connection with a stock award, do not reduce the number of shares of common stock available for issuance under our 2025 Plan. Additionally, shares of common stock become available for future issuance under our 2025 Plan if such shares of common stock were previously issued pursuant to a stock award and are subsequently (i) forfeited back to or repurchased by us because of a failure to satisfy the required vesting conditions; or (ii) reacquired by us to satisfy (a) the exercise, strike or purchase price of a stock award; or (b) a tax withholding obligation in connection with a stock award.

Plan Administration. Our Board of Directors, or a duly authorized committee of our Board of Directors, will administer our 2025 Plan. Our Board of Directors may also delegate to one or more persons or bodies the authority to do one or more of the following: (i) designate recipients (other than officers) of specified stock awards, provided that no person or body may be delegated authority to grant a stock award to themselves; (ii) determine the number of shares of common stock subject to such stock award; and (iii) determine the terms of such stock awards in accordance with applicable law. Under our 2025 Plan, our Board of Directors has the authority to determine and amend the terms of stock awards and underlying agreements, including, but not limited to:

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recipients;
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type or combination of types of stock awards to be granted;
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the exercise, purchase or strike price of stock awards, if any;
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the number of shares of common stock or cash equivalent subject to each stock award;

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the vesting schedule applicable to the awards, together with any vesting acceleration; and
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the form of consideration, if any, payable on exercise or settlement of the award.

Under our 2025 Plan, the Board of Directors also generally has the authority to effect, with the consent of any adversely affected participant:

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the reduction of the exercise, purchase, or strike price of any outstanding award;
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the cancellation of any outstanding award and the grant in substitution therefore of other awards, cash, or other consideration; or
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any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of our 2025 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under our 2025 Plan vest at the rate specified in the applicable stock option agreement as determined by the plan administrator.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISOs may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the exercise price is at least 110% of the fair market value of the shares of common stock subject to the stock option on the date of grant; and (ii) the stock option is not exercisable after the expiration of five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock units are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock units may be granted in consideration for any form of legal consideration that may be acceptable to our Board of Directors and permissible under applicable law. A restricted stock unit may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares of common stock covered by a restricted stock unit. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited for no consideration once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us, or any other form of legal consideration that may be acceptable to our Board of Directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. Except as otherwise provided in the applicable award agreement, if a participant’s continuous service with us terminates for any reason, we may receive any or all of the shares of our common stock held by the participant that have not vested as of the date the participant continuous service terminates through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under our 2025 Plan vests at the rate specified in the stock appreciation right award agreement as determined by the plan administrator.

Performance Awards. Our 2025 Plan permits the grant of performance-based stock and cash awards. The plan administrator may structure awards so that the shares of our common stock, cash, or other property will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. The performance criteria that will be used to establish such performance goals may be based on any one of, or combination of, the following as determined by the plan administrator: earnings (including earnings per share and net earnings); earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; total stockholder return; return on equity or average stockholder’s equity; return on assets, investment, or capital employed; stock price; margin (including gross margin); income (before or after taxes); operating income; operating income after taxes; pre-tax profit; operating cash flow; sales or revenue targets; increases in revenue or product revenue; expenses and cost reduction goals; improvement in or attainment of working capital levels; economic value added (or an equivalent metric); market share; cash flow; cash flow per share; share price performance; debt reduction; customer satisfaction; stockholders’ equity; capital expenditures; debt levels; operating profit or net operating profit; workforce diversity; growth of net income or operating income; billings; financing; regulatory milestones; stockholder liquidity; corporate governance and compliance; intellectual property; personnel matters; progress of internal research; progress of partnered programs; partner satisfaction; budget management; partner or collaborator achievements; internal controls, including those related to the Sarbanes-Oxley Act of 2002; investor relations, analysts and communication; implementation or completion of projects or processes; employee retention; number of users, including unique users; strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); establishing relationships with respect to the marketing, distribution and sale of the Company’s products; supply chain achievements; co-development, co-marketing, profit sharing, joint venture or other similar arrangements; individual performance goals; corporate development and planning goals; and other measures of performance selected by the plan administrator.

The performance goals may be based on a Company-wide basis, with respect to one or more business units, divisions, affiliates or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, our Board of Directors retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares of common stock under the stock award and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any period commencing on the date of our annual meeting of stockholders for a particular year and ending on the day immediately prior to the date of our annual meeting of stockholders for the next subsequent year (Annual Period), including stock awards granted and cash fees paid by us to such non-employee director, will not exceed $750,000 in total value, or in the event such non-employee director is first appointed or elected to the Board of Directors during such Annual Period, $1,000,000 in total value (in each case, calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes). This limitation shall apply commencing with the Annual Period that begins on our first annual meeting of stockholders following the effective date of our 2025 Plan.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split or recapitalization, appropriate adjustments will be made to (i) the class(es) and maximum number of shares reserved for issuance under our 2025 Plan, (ii) the class(es) and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class(es) and maximum number of shares that may be issued on the exercise of ISOs and (iv) the class(es) and number of shares and exercise price, strike price or purchase price of shares of common stock subject to outstanding stock awards.

Change in Control. The following applies to stock awards under our 2025 Plan in the event of a change in control, unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a change in control, any stock awards then outstanding under our 2025 Plan may be assumed, continued or substituted by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then with respect to any such stock awards, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the change in control (contingent upon the effectiveness of the change in control), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the change in control, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the change in control). With respect to performance awards with multiple vesting levels depending on performance level, unless otherwise provided by an award agreement or by the plan administrator, the applicable stock award will accelerate at 100% of target. The plan administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to take the same actions with respect to all participants.

In the event a stock award will terminate if not exercised prior to the effective time of a change in control, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the stock award over (ii) any exercise price payable by such holder in connection with such exercise.

Under our 2025 Plan, a change in control generally includes: (i) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock; (ii) for any consecutive period of 12 months, the members of our Board of Directors, at the beginning of such period, together with their approved successors, cease to be a majority of the Board of Directors, (c) the consummation of (A) a merger, consolidation, reorganization, business combination, (B) a sale or disposition of all or substantially all of our assets, or (C) the acquisition of assets or stock of another entity, unless with respect to clauses (C), our stockholders continue to hold 50% or more of the voting power of the successor entity, no person or group beneficially owns 50% or more of the voting power of the successor entity, or at least a majority of the Board of Directors of the successor entity were members of our Board or Directors at the time of our Board of Director’s approval of the execution of the initial agreement providing for such change in control.

Clawback. All awards granted under our 2025 Plan are subject to recoupment in accordance with any clawback policy that we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 or other applicable law. In addition, our Board of Directors may impose such other clawback, recovery or recoupment provisions in a stock award agreement as our Board of Directors determines necessary or appropriate.

Transferability. A participant may not transfer stock awards under our 2025 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2025 Plan.

Plan Amendment or Termination. Our Board of Directors has the authority to amend, suspend or terminate our 2025 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our Board of Directors adopted our 2025 Plan. No stock awards may be granted under our 2025 Plan while it is suspended or after it is terminated.

2025 Employee Stock Purchase Plan

We have adopted and our stockholders have approved the 2025 ESPP, which became effective upon the execution of the underwriting agreement for this offering. The purpose of the 2025 ESPP is to secure and retain the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and the success of our affiliates. Our 2025 ESPP includes two components. One component is designed to allow eligible U.S. employees to purchase our ordinary shares in a manner that may qualify for favorable tax treatment under Section 423 of the Code. The other component permits the grant of purchase rights that do not qualify for such favorable tax treatment in order to allow deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the U.S. while complying with applicable foreign laws.

Share Reserve. Following this offering, the maximum number of shares of common stock authorized for issuance under the 2025 ESPP will not exceed 398,749 shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each year, beginning on January 1, 2026 (assuming the 2025 ESPP becomes effective in 2025) through January 1, 2035, by 1% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year; provided that before the date of any such increase, our Board of Directors may determine that such increase will be a lesser number of shares of our common stock. As of the date hereof, no shares of our common stock have been purchased under the 2025 ESPP.

Administration. Our Board of Directors, or a duly authorized committee thereof, will administer our 2025 ESPP. Our Board of Directors may delegate concurrent authority to administer the 2025 ESPP to our compensation committee under the terms of the compensation committee’s charter. The 2025 ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the 2025 ESPP, we may specify offerings with durations of not more than 27 months and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the 2025 ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the 2025 ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the 2025 ESPP) for the purchase of our common stock under the 2025 ESPP. Unless otherwise determined by our Board of Directors, common stock will be purchased for the accounts of employees participating in the 2025 ESPP at a price per share equal to the lower of (i) 85% of the fair market value of a share of our common stock on the first trading date of an offering; or (ii) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the 2025 ESPP, as determined by our Board of Directors, including: (i) being customarily employed with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year; or (ii) continuous employment with us or one of our affiliates for a minimum period of time (not to equal or exceed two years). No employee may purchase shares of common stock under the 2025 ESPP at an aggregate rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the 2025 ESPP if immediately after such rights are granted, such employee has voting power equal to or exceeding five percent of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of securities, exchange of securities, change in corporate structure or similar transaction, the Board of Directors will make appropriate adjustments to: (i) the class(es) and maximum number of securities reserved under the 2025 ESPP; (ii) the class(es) and maximum number of securities by which the share reserve may increase automatically each year; (iii) the classes(s) and number of securities and purchase price of all outstanding offering and purchase rights; and (iv) the number of securities that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain significant corporate transactions, including: (i) a sale or other disposition of all or substantially all of our assets; (ii) the sale or disposition of more than 50% of our outstanding securities; (iii) the consummation of a merger or consolidation or similar transaction where we are not the surviving corporation; and (iv) the consummation of a merger or consolidation or similar transaction where we are the surviving corporation but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the 2025 ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within ten business days before such corporate transaction, and such purchase rights will terminate immediately.

Plan Amendment or Termination. Our Board of Directors has the authority to amend or terminate our 2025 ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our 2025 ESPP as required by applicable law or listing requirements.

Clawback Policy

In connection with this offering, we have adopted an incentive compensation recovery policy, or a clawback policy, that is compliant with the Nasdaq listing rules, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Non-Employee Director Compensation

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we did not have a formal policy with respect to compensation payable to our non-employee directors. We historically did not pay cash fees to our non-employee directors for service as directors. From time to time, we have granted equity awards to certain non-employee directors for their service on our Board of Directors. In November 2024, we granted Mr. O’Boyle an option to purchase 103,702 shares of our common stock, which vests monthly over four years, subject to Mr. O’Boyle’s continued service on the applicable vesting date. In May 2024, we granted Mr. Sidow an option to purchase 44,802 shares of our common stock, which vests monthly over four years, subject to Mr. Sidow’s continued service on the applicable vesting date. We also covered lodging, transportation and food expenses that Mr. Sidow incurred in connection with attending meetings of our Board of Directors and committees of our Board of Directors.

Director Compensation Table for Fiscal Year 2024

The following table sets forth information regarding the compensation of our non-employee directors for the fiscal year ended December 31, 2024. Messrs. Root, Mittendorff, and Young did not receive any compensation for fiscal year ended December 31, 2024.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2) (3)	All Other Compensation ($)	Total ($)
Kevin Sidow	$5,625	$93,923	—	$99,548
Kevin O’Boyle	$6,250	$289,836	—	$296,086

(1)
Amounts reflect the amount of cash fees that Messrs. Sidow and O’Boyle received for their services for the fourth quarter of fiscal year 2024, which payments were made in February 2025.
(2)
Amounts reflect the full grant-date fair value of stock options granted during 2024 computed in accordance with FASB ASC Topic 718. See Note 6 of our audited financial statements and our unaudited condensed financial statements included elsewhere in this prospectus for a discussion of valuation assumptions made in determining the grant date fair value and compensation expense of our stock options.

(3)
The aggregate number of option awards (whether exercisable or unexercisable) held as of December 31, 2024, by Mr. Sidow and Mr. O’Boyle is 96,441 and 103,702, respectively. None of our other directors held outstanding options as of December 31, 2024.

Finally, in connection with this offering, we have adopted a non-employee director compensation program for our non-employee directors (the “Director Compensation Program”), which became effective upon the date of effectiveness of the registration statement of which this prospectus forms a part.

Pursuant to the Director Compensation Program, our non-employee directors will receive cash compensation as set forth in the tables below.

Board of Directors Service
Non-Employee Director	$45,000

Additional Board of Directors Service
Lead Independent Director	$25,000

Additional Committee Service

	Chair	Non-Chair
Audit Committee Member	$20,000	$10,000
Compensation Committee Member	$15,000	$7,500
Nominating and Corporate Governance Committee Member	$10,000	$5,000

Our Board of Directors or the Compensation Committee thereof may, in its discretion, provide our non-employee directors with the opportunity to elect to receive all or a portion of their cash fees in restricted stock units granted under our 2025 Plan, with each such restricted stock unit award covering a number of shares calculated by dividing (i) the amount of cash fees elected to be received in restricted stock units by (ii) the average per share closing trading price of our common stock over the most recent 30 trading days as of the grant date (the “30-day average price”). Such restricted stock units will be automatically granted on the fifth day of the month following the end of the calendar quarter to which the corresponding fees were earned and will be fully vested on grant.

Under the Director Compensation Program, unless otherwise provided by our Board of Directors prior to commencement of service of an applicable director, each non-employee director will automatically be granted an RSU award upon the director’s initial appointment or election to our Board of Directors (the “Initial RSU Award”) covering a number of shares calculated by dividing (i) $260,000 by (ii) the 30-day average price. One-third of the Initial RSU Award will vest on each of the first three anniversaries of the applicable grant date, subject to the non-employee director’s continuous service through each applicable vesting date.

In addition, each non-employee director will automatically be granted an RSU award on the close of business on the date of each of our annual stockholder’s meetings following this offering (the “Annual RSU Award”) covering a number of shares calculated by dividing (i) $130,000 by (ii) the 30-day average price. However, for any non-employee director whose continuous service is less than one year as of such annual meeting, their Annual RSU Award will be prorated based on the number of calendar days they served as a non-employee director prior to the date of such annual meeting. The Annual RSU Award will vest on the earlier of the first anniversary of the grant date or the date of the next annual stockholder’s meeting, subject to continued service through the applicable vesting date.

Each of our non-employee directors has received an award of $260,000 in RSUs under the 2025 Plan. The number of shares subject to the RSUs was determined by dividing $260,000 by the price per share equal to the initial public offering price per share, which represents 86,667 shares of common stock underlying such RSUs. The RSUs became effective immediately after the execution of the underwriting agreement for this offering. These RSUs will vest ratably over the first three anniversaries of the effective date of this prospectus, subject to each director’s continued service on our Board of Directors through the applicable vesting date.

All equity awards held by non-employee directors under the Director Compensation Program will vest in full upon the consummation of a “change in control” (as defined in the 2025 Plan), subject to continued service through immediately prior to such date. Each non-employee director may elect to defer all or a portion of their restricted stock units they receive under the Director Compensation Program until the earliest of a fixed date properly elected by the non-employee director, the non-employee director’s termination of service, or a “change in control”.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a summary of certain transactions or a series of transactions since January 1, 2022, and any currently proposed transactions, to which we were or are to be a participant, in which (i) the amount involved exceeded or will exceed $120,000; and (ii) any of our directors, executive officers, or holders of more than 5% of our issued share capital, or any affiliate or member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the section titled “Executive and Director Compensation.” The following summaries are qualified in their entirety by reference to all the provisions of their respective agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all the information that you may find useful. We therefore urge you to review the agreements in their entirety. Copies of the agreements have been filed as exhibits to the registration statement of which this prospectus is a part and are available electronically on the website of the SEC at www.sec.gov.

Series C Financing

In March 2024, September 2024, and January 2025, we completed the initial and subsequent closings of the sale of an aggregate of 6,007,866 shares of our Series C convertible preferred stock at a purchase price of $10.74 per share for aggregate gross proceeds of $64.5 million. Each share of our Series C convertible preferred stock will convert into shares of our common stock immediately prior to the closing of this offering in accordance with existing amended and restated certificate of incorporation.

The following table summarizes the Series C convertible preferred stock purchased by holders of more than 5% of our capital stock, our Board of Directors, our executive officers, and any entities affiliated with our executive officers or a member of our Board of Directors.

Participants(1)	Shares of Series C Convertible Preferred Stock	Aggregate Purchase Price
Entities affiliated with B Capital Group(2)	4,098,390	$43,999,998.33
Entities affiliated with U.S. Venture Partners(3)	1,676,613	$17,999,997.41

(1)
Additional details regarding these stockholders and their equity holdings are provided in the section titled “Principal Stockholders.”
(2)
Includes 2,235,486 shares of Series C convertible preferred stock purchased by B Capital Global Growth III, L.P. (“B Capital Global Growth III”),931,452 shares of Series C convertible preferred stock purchased by B Capital Healthcare I, L.P. (“B Capital Healthcare I”), and 931,452 shares of Series C convertible preferred stock purchased by Hornet Co-Invest, L.P. (“Hornet Co-Invest”). B Capital Group Management, LP (“B Capital Group Management,” and together with B Capital Global Growth III, B Capital Healthcare I. and Hornet-Co Invest, “B Capital Group”) is the general partner of B Capital Global Growth III and B Capital Healthcare I. Hornet Co-Invest Investors, Ltd. is the ultimate general partner of Hornet Co-Invest. Robert Mittendorff, M.D., a member of our Board of Directors, is a General Partner at B Capital Group Management.
(3)
Includes 531,877 shares of Series C convertible preferred stock purchased by U.S. Venture Partners XII, L.P. (“U.S. Venture Partners XII”), 26,993 shares of Series C convertible preferred stock purchased by U.S. Venture Partners XII-A, L.P (“U.S. Venture Partners XII-A”) and 1,117,743 shares of Series C convertible preferred stock purchased by U.S. Venture Partners Select Fund I, L.P. (“U.S. Venture Partners Select I”) on its own behalf and as nominee for U.S. Venture Partners Select Fund I-A, L.P. (“U.S. Venture Partners Select I-A”). Presidio Management Group XII, L.L.C (“PMG XII”) is the general partner of U.S. Venture Partners XII and U.S. Venture Partners XII-A. Presidio Management Group Select Fund I, L.L.C (“PMG SFI,” and, together with U.S. Venture Partners XII, U.S. Venture Partners XII-A, U.S. Venture Partners Select Fund I, U.S. Venture Partners Select Fund I-A, and PMG XII, “U.S. Venture Partners”) is the general partner of U.S. Venture Partners Select Fund I and U.S. Venture Partners Select Fund I-A. Jon Root, M.D., a member of our Board of Directors, is a managing member of PMG XII and PMG SFI.

Series B Financing

In April 2022, we completed the sale of an aggregate of 4,335,051 shares of our Series B convertible preferred stock at a purchase price of $6.93 per share for aggregate gross proceeds of $30.0 million. Each share of our Series B convertible preferred stock will convert into shares of our common stock immediately prior to the closing of this offering in accordance with our existing amended and restated certificate of incorporation.

The following table summarizes the Series B convertible preferred stock purchased by holders of more than 5% of our capital stock, members of our Board of Directors, our executive officers, and any entities affiliated with our executive officers or a member of our Board of Directors.

Participants(1)	Shares of Series B Convertible Preferred Stock	Aggregate Purchase Price
Entities affiliated with B Capital Group(2)	2,890,041	$19,999,998.50
Entities affiliated with U.S. Venture Partners(3)	867,012	$5,999,998.32
Michael Cordonnier(4)	3,612	$24,999.96
Niall Casey(5)	3,612	$24,999.96
Kevin Sidow(6)	28,900	$199,999.62
Philip Young(7)	28,900	$199,999.62

(1)
Additional details regarding these stockholders and their equity holdings are provided in the section titled “Principal Stockholders.”
(2)
Includes 1,445,020 shares of Series B convertible preferred stock purchased by B Capital Global Growth III and 1,445,020 shares of Series B convertible preferred stock purchased by B Capital Healthcare I. B Capital Group Management, LP is the general partner of B Capital Global Growth III and B Capital Healthcare I. Robert Mittendorff, M.D., a member of our Board of Directors, is a general partner at B Capital Group Management, LP.
(3)
Includes 825,135 shares of Series B convertible preferred stock purchased by U.S. Venture Partners XII and 41,876 shares of Series B convertible preferred stock purchased by U.S. Venture Partners XII-A. PMG XII is the general partner of U.S. Venture Partners XII and U.S. Venture Partners XII-A. Jon Root, M.D., a member of our Board of Directors, is a managing member of PMG XII.
(4)
Mike Cordonnier is our Chief Executive Officer, President, and Co-Founder, and the chairman of our Board of Directors.
(5)
Niall Casey is our Co-Founder, Chief Intellectual Property Officer, Secretary, and a member of our Board of Directors.
(6)
Kevin Sidow is a member of our Board of Directors.
(7)
Philip Young is a member of our Board of Directors. Mr. Young is the sole general partner of PMY Partners L.P, through which he holds 28,900 shares of our Series B convertible preferred stock.

Amended and Restated Investor Rights Agreement

We are party to an amended and restated investor rights agreement with certain holders of our convertible preferred stock and common stock, entities affiliated with certain of our executive officers and directors, as well as certain of our executive officers and directors. The amended and restated investor rights agreement grants rights to certain holders, including certain registration rights with respect to the registrable securities held by them, and also imposes certain affirmative obligations on us, including with respect to the furnishing of financial statements and information to the holders. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

As a result of this offering, most of the covenants and restrictions set forth in the amended and restated investor rights agreement that apply to us will terminate and we will remain obligated to comply with reporting requirements under the Exchange Act. The provisions relating to registration rights included in the amended and restated investor rights agreement will not terminate as a result of this offering.

Amended and Restated Voting Agreement

We are party to the amended and restated voting agreement with certain holders of our convertible preferred stock and common stock, entities affiliated with certain of our executive officers and directors, as well as certain of our executive officers and directors. Pursuant to the amended and restated voting agreement, these holders have agreed to vote in a certain way on certain matters, including with respect to the election of directors.

The amended and restated voting agreement will terminate by its terms in connection with the completion of this offering, and none of our stockholders will have any continuing voting rights, including special rights regarding the election or designation of members of our Board of Directors, following this offering.

Amended and Restated Right of First Refusal and Co-Sale Agreement

We are party to an amended and restated first refusal and co-sale agreement with certain holders of our convertible preferred stock and common stock, entities affiliated with certain of our executive officers and directors, as well as certain of our executive officers and directors, pursuant to which we have a right of first refusal, and holders of our common stock that are party to the amended and restated first refusal and co-sale agreement have a right of first refusal and a co-sale right.

The amended and restated first refusal and co-sale agreement will terminate in connection with the completion of this offering.

Executive Officer and Director Compensation

Please see the section titled “Executive and Director Compensation” for information regarding the compensation of our directors and executive officers.

Employment Agreements

We have entered into employment agreements with certain of our executive officers. For a description of these agreements with our named executive officers, see the section titled “Executive and Director Compensation.”

Indemnification Agreements and Director and Officer Insurance

We have entered into indemnification agreements with each of our executive officers and directors in connection with this offering. The indemnification agreements provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements. Further, our amended and restated certificate of incorporation and amended and restated bylaws, both of which will be in effect immediately prior to the completion of this offering, will limit the liability of our directors and executive officers to the fullest extent permitted by the DGCL. We will also purchase directors’ and officers’ liability insurance. See the section titled “Description of Capital Stock—Limitations on Liability and Indemnification.”

There is no pending litigation or proceeding naming any of our directors or officers for which indemnification is being sought, and we are not aware of any pending litigation that may result in claims for indemnification by any director or executive officer.

Our Policy Regarding Related Person Transactions

Our Board of Directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests or improper valuation (or the perception thereof). Subject to the consummation of this offering, our Board of Directors intends has adopted a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on Nasdaq. Under such policy, a related person transaction (as defined in the policy), and any material amendment or modification to a related person transaction, will be reviewed and approved or ratified by our audit committee.

In connection with the review and approval or ratification of a related person transaction:

•
management will disclose to the committee or disinterested directors, as applicable, information such as the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and other the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;
•
management will advise the committee or disinterested directors, as applicable, as to other relevant considerations such as whether the related person transaction conflicts with the terms of our agreements governing our material outstanding indebtedness that limit or restricts our ability to enter into a related person transaction; and
•
related person transactions will be disclosed in our applicable filings under the Securities Act or the Exchange Act and related rules and to the extent required.

In addition, the related person transaction policy will provide that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent” or “non-employee” director, as applicable, under the rules and regulations of the SEC.

Participation in this offering

Entities and individuals affiliated and associated with B Capital Group and U.S. Venture Partners have indicated an interest in purchasing up to approximately $20.0 million and $11.0 million, respectively, in shares of our common stock in this offering at the initial public offering price. Given these indications of interest are not binding agreements or commitments to purchase, entities and individuals affiliated and associated with B Capital Group or U.S. Venture Partners could determine to purchase more, fewer or no shares in this offering or the underwriters could determine to sell more, fewer or no shares to entities and individuals affiliated and associated with B Capital Group or U.S. Venture Partners. The underwriters will receive the same underwriting discounts and commissions on any of our shares purchased by the entities and individuals affiliated and associated with B Capital Group or U.S. Venture Partners as they will from any other shares sold to the public in this offering. B Capital Group, U.S. Venture Partners and certain of their respective affiliates, including our directors affiliated with those entities, have each agreed not to sell or otherwise transfer or dispose of any of our securities for a period of 180 days from the date of this prospectus.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of June 30, 2025, information regarding the beneficial ownership of our common stock by:

•
each person, or group of affiliated persons, who is known by us to be the beneficial owner of five percent or more of our outstanding common stock (on an as-converted to common stock basis);
•
each of our directors;
•
each of our named executive officers; and
•
all of our current directors and executive officers as a group.

The information in the following table is calculated based on 19,922,628 shares of common stock deemed to be outstanding before this offering (which includes 71,684 shares of common stock subject to repurchase), as adjusted to give effect to the Preferred Stock Conversion and Reverse Stock Split. The number of shares outstanding after the offering is based on the number of shares of common stock outstanding as of June 30, 2025 as adjusted to give effect to:

•
the Preferred Stock Conversion;
•
the Reverse Stock Split; and
•
the sale of 6,700,000 shares of common stock in this offering (assuming no exercise of the underwriters’ option to purchase additional shares).

Each individual or entity shown on the table has furnished information with respect to beneficial ownership. Except as otherwise indicated below, the address of each officer, director, and five percent stockholder listed below is c/o Carlsmed, Inc., 1800 Aston Ave, Suite 100, Carlsbad, CA 92008.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities as well as any shares of common stock that the person has the right to acquire within 60 days of June 30, 2025 through the exercise of stock options or other rights. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Entities and individuals affiliated and associated with B Capital Group and U.S. Venture Partners have indicated an interest in purchasing up to approximately $20.0 million and $11.0 million, respectively, in shares of our common stock in this offering at the initial public offering price. The information in the table below does not reflect the anticipated purchase of any shares in this offering by entities and individuals affiliated and associated with B Capital Group or U.S. Venture Partners. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

	Shares of Common Stock Beneficially Owned
	Before This Offering		After this Offering
Name of Beneficial Owner	Number	%	Number	%
5% or Greater Stockholder
Entities affiliated with B Capital Group(1)	6,988,430	35.1%	6,988,430	26.3%
Entities affiliated with U.S. Venture Partners(2)	5,642,073	28.3%	5,642,073	21.2%
Michael Cordonnier(3)	1,597,752	7.9%	1,597,752	5.9%
Named Executive Officers and Directors
Michael Cordonnier(3)	1,597,752	7.9%	1,597,752	5.9%
Leonard Greenstein(4)	185,205	*	185,205	*
Scott Durall	—	—	—	—
Niall Casey(5)	937,585	4.7%	937,585	3.5%
Jonathan Root	—	—	—	—
Robert Mittendorff	—	—	—	—
Philip Young(6)	28,900	*	28,900	*
Kevin Sidow(7)	94,538	*	94,538	*
Kevin O’Boyle	—	—	—	—
All executive officers and directors as a group (9 persons)	2,843,980	14.0%	2,843,980	10.5%

* Less than one percent.

(1)
Consists of (i) 1,445,020 shares of common stock issuable upon the conversion of Series B convertible preferred stock and 2,235,486 shares of common stock issuable upon the conversion of Series C convertible preferred stock held by B Capital Global Growth III; (ii) 1,445,020 shares of common stock issuable upon the conversion of Series B convertible preferred stock and 931,452 shares of common stock issuable upon the conversion of Series C convertible preferred stock held by B Capital Healthcare I; and (iii) 931,452shares of common stock issuable upon conversion of Series C convertible preferred stock held by Hornet Co-Invest L.P. B Capital Group Management, LP is the manager of B Capital Global Growth III and B Capital Healthcare I. Hornet-Co-Invest Investors, Ltd. is the ultimate general partner of Hornet Co-Invest. Robert Mittendorff, M.D., one of our directors, is a general partner of B Capital Group Management, LP. Each of Robert Mittendorff, M.D., Eduardo Saverin, and Raj Ganguly disclaims beneficial ownership of such shares except to the extent of its or their pecuniary interest therein. The address of all entities affiliated with B Capital Group is c/o B Capital Group Management, LP, 1240 Rosecrans Avenue, Manhattan Beach, CA 90266.
(2)
Consists of (i) 2,948,794 shares of common stock issuable upon conversion of Series A convertible preferred stock, 825,135 shares of common stock issuable upon conversion of Series B convertible preferred stock, and 531,877 shares of common stock issuable upon conversion of Series C convertible preferred stock held by U.S. Venture Partners XII; (ii) 149,655 shares of common stock issuable upon conversion of Series A convertible preferred stock, 41,876 shares of common stock issuable upon conversion of Series B convertible preferred stock, and 26,993 shares of common stock issuable upon conversion of Series C convertible preferred stock held by U.S. Venture Partners XII-A; and (iii) 1,117,743 shares of common stock issuable upon conversion of Series C convertible preferred stock held by U.S. Venture Partners Select Fund I on its own behalf and as nominee for U.S. Venture Partners Select Fund I-A. PMG XII is the general partner of U.S. Venture Partner XII and U.S. Venture Partner XII-A. PMG SFI is the general partner of U.S. Venture Partners Select Fund I and U.S. Venture Partners Select Fund I-A. Jon Root, M.D. and Phil Young, two of our directors, are each an affiliate of U.S Venture Partners. Each of Jon Root, M.D., Phil Young, Richard Lewis, Casey Tansey, Dafina Toncheva, and Steven Krausz disclaims beneficial ownership of such shares except to the extent of its or their pecuniary interest therein. The address of all entities affiliated with U.S. Venture Partners is c/o 1460 El Camino Real, Suite 100, Menlo Park, CA 94025.
(3)
Consists of 1,235,718 shares of common stock, 3,612 shares of common stock issuable upon conversion of Series B convertible preferred stock, and 358,422 shares of common stock underlying options that vest within 60 days of June 30, 2025. Does not include 112,478 shares of common stock issuable upon the vesting of RSUs that are issuable upon satisfaction of certain “market-based” and “performance-based” vesting conditions.
(4)
Consists of 143,369 shares of common stock which, within 60 days of June 30, 2025, will include 71,684 shares of unvested common stock as to which Mr. Greenstein has the right to vote, but not to dispose, and 71,684 shares of vested common stock, and 41,836 shares of common stock underlying options that vest within 60 days of June 30, 2025.
(5)
Consists of 933,973 shares of common stock and 3,612 shares of common stock issuable upon conversion of Series B convertible preferred stock.
(6)
Consists of 28,900 shares of common stock issuable upon conversion of Series B convertible preferred stock held by PMY Partners L.P.
(7)
Consists of 28,900 shares of common stock issuable upon conversion of Series B convertible preferred stock and 64,705 shares of common stock underlying options that vest within 60 days of June 30, 2025.

DESCRIPTION OF CAPITAL STOCK

The following summary describes the material provisions of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, both of which will be in effect immediately prior to the completion of this offering. You should also refer to the amended and restated certificate of incorporation and the amended and restated bylaws, both of which will be in effect immediately prior to the completion of this offering, and the amended and restated investors’ rights agreement, which are filed as exhibits to the registration statement of which this prospectus is a part. Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, both of which will be in effect immediately prior to the completion of this offering, summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.

General

Upon the completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 600,000,000 shares of common stock, par value $0.00001 per share, and 10,000,000 shares of preferred stock, par value $0.00001 per share.

Common Stock

Outstanding Shares

As of March 31, 2025, we had 19,816,274 shares of common stock outstanding (which excludes 86,618 shares of common stock that are not outstanding as they are subject to a right of repurchase), held of record by 107 stockholders, after giving effect to the Preferred Stock Conversion.

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Dividends

Declaration and payment of any dividend will be subject to the discretion of our Board of Directors. The time and amount of dividends will be dependent upon our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders, and any other factors that our Board of Directors may consider relevant. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore, do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. See the sections titled “Dividend Policy” and “Risk Factors—Risks Relating to Our Common Stock and this Offering—We do not intend to pay dividends in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the market price of our common stock.”

Liquidation

In the event of our liquidation, dissolution, or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, or subscription rights, and there are no redemption or sinking-fund provisions applicable to our common stock. The rights, preferences, and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Upon the completion of this offering, all of our currently outstanding shares of convertible preferred stock will convert into 15,245,731 shares of our common stock, and we will not have any preferred shares outstanding. Immediately prior to the completion of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of convertible preferred stock. Under the amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering, our Board of Directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences, and privileges of the shares of each wholly unissued series and any qualifications, limitations, or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Stock Options and Restricted Stock Units

As of March 31, 2025, 2,156,512 shares of common stock were issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of $2.40 per share, and 112,478 RSUs were outstanding. For additional information regarding terms of our equity incentive plans, see the section titled “Executive and Director Compensation—Equity Compensation Plans.”

Warrants

Series B Warrant

In March 2024, in connection with the Third Amendment, we issued the Series B Warrant to Customers Bank. If we draw principal in excess of $15.6 million under the Customers Loan Agreement, then the Series B Warrant will be exercisable for up to an aggregate of 58,420 shares of Series B convertible preferred stock. The additional number of shares will be equal to (i) the aggregate principal amount drawn under the Customers Loan Agreement in excess of $15.6 million (up to $18.8 million), multiplied by (ii) 1.25%; divided by the exercise price. The Series B Warrant also includes a cashless exercise feature allowing Customers Bank to receive shares underlying the Series B Warrant in an amount reduced by the aggregate of the exercise price that would have been payable upon exercise of the Series B Warrant for such shares. Pursuant to the Preferred Stock Conversion in connection with the completion of this offering, based on the amount of indebtedness outstanding under the Customers Loan Agreement as of March 31, 2025, the Series B Warrant will be exercisable for an aggregate of 52,776 shares of our common stock at an exercise price of $6.93 per share. If the maximum aggregate principal amount of $18.8 million of the term loan was funded under the Customers Loan Agreement, the Series B Warrant would be exercisable for an aggregate of 58,420 shares of our common stock. The Series B Warrant will expire on December 30, 2034.

Series C Warrant

In December 2024, in connection with the Fourth Amendment, we issued the Series C Warrant with a per share exercise price of $10.74 per share. If we draw principal in excess of $18.8 million, then the Series C Warrant will be exercisable for up to an aggregate of 20,375 shares of Series C convertible preferred stock. The additional number of shares will be equal to (i) the aggregate principal amount drawn in excess of $18.8 million (up to $27.5 million), multiplied by (ii) 1.25%; divided by the exercise price. Additionally, upon our ability to draw principal in excess of $27.5 million, the Series C Warrant will be exercisable for an additional 5,093 shares. The Series C Warrant also includes a cashless exercise feature allowing Customers Bank to receive shares underlying the Series C Warrant in an amount reduced by the aggregate of the exercise price that would have been payable upon exercise of the Series C Warrant for such shares. Pursuant to the Preferred Stock Conversion in connection with the completion of this offering, based on the amount of indebtedness outstanding under the Customers Loan Agreement as of March 31, 2025, the Series C Warrant will be exercisable for an aggregate of 5,093 shares of our common stock at an exercise price of $10.74 per share. If the aggregate principal amount of $27.5 million of the term loan was funded under the Customers Loan Agreement, the Series C Warrant would be exercisable for an aggregate of 20,375 shares of our common stock. The Series C Warrant will expire on December 30, 2034.

Common Stock Warrant

In April 2021, in connection with its entry into a loan and security agreement (the “SVB Loan”) with Silicon Valley Bank (“SVB”), we issued a warrant to purchase up to an aggregate of 10,338 shares of our common stock at an exercise price of $0.34 per share (the “Common Stock Warrant”). In July 2021, pursuant to the terms of the Common Stock Warrant, the Common Stock Warrant became exercisable for an additional 10,338 shares of our common stock at an exercise price of $0.34 per share in connection with a principal draw. In February 2022, we amended the SVB Loan to draw additional principal and the Common Stock Warrant became exercisable for an additional 10,349 shares of common stock at an exercise price of $0.34 per share. In December 2022, we terminated and repaid in full all amounts outstanding under the SVB Loan Agreement. The Common Stock Warrant will expire 10 years from the date of issuance. As of March 31, 2025, all shares of our common stock underlying the Common Stock Warrant remained unexercised.

Registration Rights

Upon the completion of this offering and subject to the lock-up agreements entered into in connection with this offering and federal securities laws, certain holders of shares of our common stock, including those shares of our common stock that will be issued upon the conversion of our convertible preferred stock in connection with this offering, will initially be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of our amended and restated investors’ rights agreement and are described in additional detail below. The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions, stock transfer taxes, fees, and disbursements, not to exceed $30,000 per registration, of more than one special counsel for the holders, and the compensation of regular employees of the company, of the shares registered pursuant to the demand, piggyback, and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions and limitations, to limit the number of shares the holders may include. The demand, piggyback, and Form S-3 registration rights described below will terminate upon the earlier to occur of (1) the date four years after the completion of this offering or (2) with respect to each stockholder holding less than 1% of our outstanding capital stock, such time after the completion of this offering at which Rule 144 of the Securities Act or another similar exemption under the Securities Act is available for the sale of all of such stockholder’s shares without limitation, during a three-month period without registration.

Demand Registration Rights

Upon the completion of this offering, holders of up to approximately 15.3 million shares of our common stock issuable upon conversion of our outstanding convertible preferred stock will be entitled to certain demand registration rights. Beginning on the earlier of (i) March 12, 2029, and (ii) six months following the effectiveness of the registration statement of which this prospectus is a part, investors holding, collectively, not less than 25% of registrable securities then outstanding may, with respect to not more than one such registration, request that we register all or a portion of their shares, subject to certain specified exceptions.

Piggyback Registration Rights

In connection with this offering, holders of up to approximately 15.3 million shares of our common stock issuable upon conversion of our outstanding convertible preferred stock are entitled to their rights to notice of this offering and to include their shares of registrable securities in this offering. The requisite percentage of these stockholders have waived all such stockholders’ rights to notice of this offering and to include their shares of registrable securities in this offering. In the event that we propose to register any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to specified conditions and limitations.

S-3 Registration Rights

Upon the completion of this offering, the holders of up to approximately 15.3 million shares of our common stock issuable upon conversion of our outstanding convertible preferred stock will initially be entitled to certain Form S-3 registration rights. Investors holding, collectively, not less than 30% of registrable securities then outstanding may, with respect to not more than two such registrations within any 12-month period, request that we register all or a portion of their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to specified exceptions. Such request for registration on Form S-3 must cover securities with aggregate proceeds, net of underwriting discounts, and expenses related to the issuance, which equal or exceed $2.0 million. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Anti-Takeover Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•
before such date, our Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those (i) shares owned by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•
on or after such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•
any merger or consolidation involving us and the interested stockholder;
•
any sale, transfer, pledge, or other disposition of 10% or more of our assets involving the interested stockholder;
•
subject to certain exceptions, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;
•
any transaction involving us that has the effect of increasing the proportionate share of our stock or any class or series of ours beneficially owned by the interested stockholder; and
•
the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits by or through us.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of our outstanding voting stock.

The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws, both of which will be in effect immediately prior to the completion of this offering, will:

•
permit our Board of Directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences, and privileges as they may designate;
•
provide that the authorized number of directors may be changed only by resolution of our Board of Directors;
•
provide that our Board of Directors will be classified into three classes of directors, divided as nearly as equal in number as possible;
•
provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least 66 2/3% of the voting power of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;
•
provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
•
require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;
•
provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing and also specify requirements as to the form and content of a stockholder’s notice;
•
provide that special meetings of our stockholders may be called only by our Board of Directors pursuant to a resolution adopted by a majority of the total number of directors constituting the Board of Directors, and not by our stockholders; and
•
not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of the voting power of all of our then-outstanding common stock.

The combination of these provisions will make it more difficult for our existing stockholders to replace our Board of Directors as well as for another party to obtain control of us by replacing our Board of Directors. Because our Board of Directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control of our company.

These provisions are intended to enhance the likelihood of continued stability in the composition of our Board of Directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in control or management of our company. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Our amended and restated certificate of incorporation, that will be in effect immediately prior to the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation, or our amended and restated bylaws (both of which will be in effect immediately prior to the completion of this offering and as either may be amended from time to time); or any action asserting a claim against us that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees, or agents and arising under the Securities Act. Nothing in our amended and restated certificate of incorporation or amended and restated bylaws, both of which will be in effect immediately prior to the completion of this offering, precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

If a Foreign Action is filed in the name of any stockholder, such stockholder shall be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the applicable provisions of our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering and having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Although our amended and restated certificate of incorporation that will be in effect immediately prior to the completion of this offering will contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees, or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. This provision also may result in increased costs for investors to bring a claim.

Limitations on Liability and Indemnification

For a discussion of liability and indemnification, see the section titled “Management—Limitations on Liability and Indemnification Matters.”

Listing

Our common stock has been approved for listing on Nasdaq under the trading symbol “CARL.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock immediately prior to the closing of this offering will be Computershare Trust Company, N.A. The transfer agent and registrar’s address is 150 Royall Street, Canton, Massachusetts 02021.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our shares. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of March 31, 2025, upon the completion of this offering, an aggregate of 26,516,274 shares of our common stock will be outstanding, assuming the Preferred Stock Conversion, the Reverse Stock Split, the issuance of 6,700,000 shares offered by us in this offering, no exercise of the underwriters’ option to purchase additional shares, and no exercise of outstanding warrants or options.

Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below, and restricted shares of common stock are subject to time-based vesting terms.

The remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be “restricted securities” as such term is defined in Rule 144 under the Securities Act. These restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, summarized below.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale; and (ii) we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•
1% of the number of shares then outstanding, which will equal approximately 265,163 shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares outstanding as of March 31, 2025; or
•
the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Such sales, both by affiliates and by non-affiliates, must also comply with the manner of sale, current public information, and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

We, all of our directors and officers, and substantially all the holders of our outstanding shares of our equity securities have agreed with the underwriters that, subject to specified exceptions as detailed further in the section titled “Underwriting,” we or they will not, except with the prior written consent of BofA Securities, Inc., Goldman Sachs & Co. LLC, and Piper Sandler & Co., sell or otherwise transfer or dispose of any of our securities for a period of 180 days from the date of this prospectus, subject to certain exceptions. The representatives of the underwriters in this offering may, in their sole discretion, permit early release of shares subject to the lock-up agreements. See the section titled “Underwriting” included elsewhere in this prospectus for more information.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including the amended and restated investors’ rights agreement, our standard form of option agreement, and our standard form of restricted stock purchase agreement, that contain market stand-off provisions or incorporate market stand-off provisions from our equity incentive plan imposing restrictions on the ability of such security holders to offer, sell, or transfer our equity securities for a period of 180 days following the date of this prospectus.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Registration Rights

Upon completion of this offering, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section titled “Description of Capital Stock—Registration Rights” included elsewhere in this prospectus for more information.

Equity Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed on or soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us, or the lock-up restrictions described above. As of the date of this prospectus, we estimate that such registration statement on Form S-8 will cover approximately 3,993,926 shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of shares of our common stock issued pursuant to this offering. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Code, applicable Treasury Regulations promulgated thereunder, published rulings and administrative interpretations of the U.S. Internal Revenue Service (the “IRS”), and court decisions in each case as in effect as of the date of this prospectus, all of which may change or be subject to differing interpretations, possibly with retroactive effect. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of common stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that is, for U.S. federal income tax purposes:

•
a citizen or resident of the United States;
•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia;
•
an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion addresses only Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a Non-U.S. Holder in light of that stockholder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, this discussion does not address consequences relevant to a Non-U.S. Holder subject to special rules, including, without limitation:

•
U.S. expatriates and former citizens or long-term residents of the United States;
•
persons holding shares of our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•
banks, insurance companies, and other financial institutions;
•
brokers, dealers, or traders in securities;
•
“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•
partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•
tax-exempt organizations or governmental organizations;
•
persons deemed to sell shares of our common stock under the constructive sale provisions of the Code;
•
persons who hold or receive shares of our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•
tax-qualified retirement plans; and
•
“qualified foreign pension funds” as defined in Section 897(i)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If a partnership, or any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partners and the activities of the partnership. A partner in a partnership holding our common stock should consult its tax advisor regarding the U.S. federal income tax consequences to it.

This discussion of material U.S. federal income tax consequences is not a complete analysis or description of all potential U.S. federal income tax consequences to Non-U.S. Holders of the purchase, ownership, and disposition of our shares of common stock. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. It does not address any tax consequences arising under the Medicare tax on net investment income. In addition, it does not address any U.S. federal, estate, gift, or other non-income tax or any non-U.S., state, or local tax consequences of owning or disposing of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Distributions

If we make a distribution of cash or other property (other than certain distributions of our stock) in respect of shares of our common stock, those distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce a Non-U.S. Holder’s adjusted tax basis in its shares of our common stock, but not below zero, and then will be treated as gain from the sale of shares of our common stock, as described below under “Gain on Sale or Other Disposition of Shares of Our Common Stock.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder generally will be subject to withholding tax at a 30% rate of the gross amount of the dividends or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a Non-U.S. Holder will be required to provide a properly executed applicable IRS Form W-8BEN or W-8BEN-E (or other applicable or successor form) certifying the Non-U.S. Holder’s entitlement to benefits under an applicable income tax treaty. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder will generally be taxed on the dividends on a net income basis at regular rates applicable to a U.S. person. In that case, the Non-U.S. Holder will be exempt from the withholding tax discussed in the preceding paragraph, although the Non-U.S. Holder will be required to provide to the applicable withholding agent a properly executed IRS Form W-8ECI certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. Non-U.S. Holders should consult their tax advisors with respect to other U.S. tax consequences of the purchase, ownership, and disposition of shares of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) for corporations.

Gain on Sale or Other Disposition of Shares of Our Common Stock

Subject to the discussions below under “Informational Reporting and Backup Withholding” and “Additional Withholding Tax on Payments Made to Foreign Accounts,” a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of shares of our common stock unless:

•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);
•
the Non-U.S. Holder is a non-resident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•
our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe that we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-USRPIs and our other business assets, there can be no assurance that we currently are not a USRPHC or will not become a USRPHC in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of shares of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Informational Reporting and Backup Withholding

Payments of dividends on shares of our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know that the holder is a U.S. person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on shares of our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of shares of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a U.S. person or the holder otherwise establishes an exemption. Proceeds of a disposition of shares of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”) generally impose a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common stock if paid to a foreign entity unless (1) the foreign entity is a “foreign financial institution” (as defined in the Code) and undertakes certain due diligence, reporting, withholding, and certification obligations, (2) the foreign entity is a “non-financial foreign entity” (as defined in the Code) and identifies certain of its U.S. investors; or (3) the foreign entity is otherwise excepted under FATCA. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements.

Withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA may apply to payments of gross proceeds from a sale or other disposition of our common stock, under proposed U.S. Treasury Regulations, withholding on payments of gross proceeds is not required. Although such regulations are not final, applicable withholding agents may rely on the proposed regulations until final regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in shares of our common stock.

UNDERWRITING

BofA Securities, Inc., Goldman Sachs & Co. LLC, and Piper Sandler & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.	2,144,000
Goldman Sachs & Co. LLC	2,144,000
Piper Sandler & Co.	1,407,000
Truist Securities, Inc.	502,500
BTIG, LLC	502,500
Total	6,700,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares offered by us under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased, or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as, and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.63 per share. After the initial offering, the public offering price, concession, or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discounts and commissions, and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares from us.

		Total
	Per Share	Without Option	With Option
Public offering price	$15.00	$100,500,000	$115,575,000
Underwriting discounts and commissions paid by us	$1.05	$7,035,000	$8,090,250
Proceeds, before expenses, to us	$13.95	$93,465,000	$107,484,750

The expenses of the offering, not including the underwriting discounts and commissions, are estimated at $5.2 million and are payable by us. We have agreed to reimburse the underwriters for certain of their expenses, up to $40,000. In addition, the underwriters have agreed to reimburse us for certain of the expenses incurred by us in connection with this offering.

Entities and individuals affiliated and associated with B Capital Group and U.S. Venture Partners have indicated an interest in purchasing up to approximately $20.0 million and $11.0 million, respectively, in shares of our common stock in this offering at the initial public offering price. The underwriters will receive the same underwriting discounts and commissions on any of our shares purchased by the entities and individuals affiliated and associated with B Capital Group or U.S. Venture Partners as they will from any other shares sold to the public in this offering.

Option to Purchase Additional Shares

The underwriters have an option to purchase up to 1,005,000 additional shares of common stock, exercisable for 30 days after the date of this prospectus, at the public offering price, less the underwriting discounts and commissions. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and substantially all of our other existing security holders (each, a “Lock-Up Party”) have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc., Goldman Sachs & Co. LLC, and Piper Sandler & Co. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•
offer, pledge, sell, or contract to sell any common stock;
•
sell any option or contract to purchase any common stock;
•
purchase any option or contract to sell any common stock;
•
grant any option, right, or warrant for the sale of any common stock;
•
lend or otherwise dispose of or transfer any common stock;
•
request or demand that we file or make a confidential submission of a registration statement related to the common stock; or
•
enter into any hedging, swap, loan, or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such hedging, swap, loan or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

The lock-up provision applies to common stock and to securities convertible into, exchangeable or exercisable for, or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition (collectively, the “Lock-Up Securities”).

Notwithstanding the foregoing, a Lock-Up Party may transfer shares of common stock: (i) as a bona fide gift or gifts or charitable contribution (including any commitment to donate Lock-Up Securities and/or proceeds from the sale of Lock-Up Securities pursuant to a charitable contribution), including, without limitation, to a trust, charitable organization or educational institution, or for bona fide estate planning purposes; (ii) upon death or by will, testamentary document, or intestate succession to the legal representative, heir, beneficiary, or a member of the immediate family of the Lock-up Party (for purposes of the lock-up agreements, “immediate family” of the Lock-up Party shall mean any relationship by blood, marriage, domestic partnership, or adoption, not more remote than first cousin of the Lock-up Party); (iii) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree, or separation agreement; (iv) pursuant to an order of a court or regulatory agency having jurisdiction over the Lock-up Party; (v) to any corporation, partnership, limited liability company, or other entity of which the Lock-up Party or the immediate family of the Lock-up Party is the legal and beneficial owner of all of the outstanding equity securities or similar interests; (vi) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (v) above; (vii) to any immediate family member or any trust, partnership, limited liability company, or other entity for the direct or indirect benefit of the

Lock-up Party or one or more immediate family members of the Lock-up Party, or if the Lock-up Party is a trust, to a trustor or beneficiary of the trust, or to the estate of a beneficiary of such trust; (viii) if the Lock-up Party is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust, or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the Lock-up Party, or to any investment fund or other entity that is directly or indirectly controlling, controlled by, managing or managed by, or under common control with the Lock-up Party or affiliates of the Lock-up Party (including, for the avoidance of doubt, where the Lock-up Party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution, transfer, or disposition to current or former limited partners, limited liability company members, managers, equityholders or stockholders of the Lock-up Party, or holders of similar equity interests in the Lock-up Party, or to the estates of any such limited partners, limited liability company members, managers, equityholders, or stockholders; (ix) to us (A) upon the Lock-up Party’s death, disability, or termination of employment or other service relationship with us, provided that such shares of common stock were issued to the Lock-up Party pursuant to an agreement or equity award granted pursuant to an employee benefit plan, option, warrant, or other right disclosed in the prospectus for the Public Offering, or (B) pursuant to agreements under which we have the option to repurchase shares; (x) to us pursuant to the vesting, settlement or exercise of restricted stock units, restricted stock, options, warrants, or other rights to purchase shares of common stock (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such restricted stock units, restricted stock, options, warrants, or rights, provided that (1) any such shares of common stock received upon such exercise, vesting, or settlement shall be subject to the terms of the lock-up agreements; (2) any filing under the Exchange Act required to be made during the Lock-Up Period shall indicate in the footnotes thereto that the filing relates to circumstances described in this clause; (3) the Lock-up Party does not otherwise voluntarily effect any public filing or report regarding such transfers; and (4) any such restricted stock units, restricted stock, options, warrants, or rights are held by the Lock-up Party pursuant to an agreement or equity award granted under a stock incentive plan or other equity award plan, each of which is disclosed in the prospectus for the Public Offering; or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation, or other similar transaction, in one transaction or a series of related transactions, made to all holders of common stock that has been approved by our Board of Directors, which results in any person or group of persons becoming the beneficial owners (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of 50% of our outstanding voting securities (or the surviving entity); provided that in the event that the tender offer, merger, consolidation, or other such transaction is not completed, the Lock-Up Securities shall remain subject to the provisions of the lock-up agreements.

In addition, the foregoing restrictions shall not prevent or restrict (i) the conversion of the outstanding shares of our convertible preferred stock of into our common stock; provided that our common stock acquired upon such exercise shall be subject to the terms of the lock up agreements; and (ii) the Lock-up Party from establishing a trading plan that complies with Rule 10b5-1 under the Exchange Act (a “10b5-1 Trading Plan”) for the transfer of Lock-Up Securities, so long as there are no sales of Lock-Up Securities under such plan during the Lock-Up Period; and provided that the establishment of a 10b5-1 Trading Plan providing for sales of Lock-Up Securities shall only be permitted if any public announcement or filing under the Exchange Act, if required or voluntarily made by or on behalf of the Lock-up Party or us regarding the establishment of such plan, shall include a statement to the effect that no transfer of Lock-Up Securities may be made under such plan during the Lock-Up Period.

Listing

Our common stock has been approved for listing on Nasdaq under the symbol “CARL.”

Before this offering, there was no public market for our common stock. The initial public offering price was determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price were:

•
the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;
•
our financial information;
•
the history of, and the prospects for, our company and the industry in which we compete;

•
an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;
•
the present state of our development; and
•
the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that, after the offering, the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions, and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix, or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales, and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us as described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discounts and commissions received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on Nasdaq, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as email.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares that have been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)
to any legal entity that is a qualified investor as defined under the Prospectus Regulation;
(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with the Company and the Managers that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged, and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances that may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives, and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments, and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with the offering, the Managers are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom (“UK”), no shares have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the Financial Services and Markets Act 2000 (“FSMA”), except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

(a)
to any legal entity that is a qualified investor as defined under the UK Prospectus Regulation;
(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c)
at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with the Company and the Managers that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged, and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances that may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives, and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments, and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In connection with the offering, the Managers are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients, nor for providing advice in relation to the offering.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the Financial Promotion Order), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (“Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document that complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation, or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations, and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (“SFA”)) pursuant to Section 274 of the SFA; (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person that is:

(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)
where no consideration is or will be given for the transfer;
(c)
where the transfer is by operation of law; or
(d)
as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Brazil

The offer and sale of the securities have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No. 160, dated 13 July 2022, as amended (“CVM resolution 160”) or unauthorized distribution under Brazilian laws and regulations. The securities may only be offered to Brazilian professional investors (as defined by applicable CVM regulation), who may only acquire the securities through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these securities on regulated securities markets in Brazil is prohibited.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Morrison & Foerster LLP, San Diego, California. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, Costa Mesa, California.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, has audited our financial statements at December 31, 2024, and 2023, and for each of the two years in the period ended December 31, 2024, as set forth in their report. We've included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-288339) under the Securities Act with respect to the common stock we are offering by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements, or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement, or other document.

Upon the completion of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov. We also maintain a website at https://www.carlsmed.com and upon completion of the offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

CARLSMED, INC.

Unaudited Condensed Financial Statements
Unaudited Condensed Balance Sheets as of March 31, 2025 and December 31, 2024	F-28
Unaudited Condensed Statements of Operations and Comprehensive Loss for the Three Months Ended March 31, 2025 and 2024	F-29
Unaudited Condensed Statements of Convertible Preferred Stock and Stockholders’ Deficit for the Three Months Ended March 31, 2025 and 2024	F-30
Unaudited Condensed Statements of Cash Flows for the Three Months Ended March 31, 2025 and 2024	F-31
Notes to the Unaudited Condensed Financial Statements	F-33

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Carlsmed, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Carlsmed, Inc. (the Company) as of December 31, 2024 and 2023, the related statements of operations and comprehensive loss, convertible preferred stock and stockholders' deficit and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2021.

San Diego, California

April 23, 2025,

except for the fourth paragraph of Note 12, as to which the date is
July 15, 2025

CARLSMED, INC.

BALANCE SHEETS

(in thousands, except for share and par value amounts)

	December 31, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$40,125	$7,222
Restricted cash	100	150
Accounts receivable, net of allowances of $1,239 and $871, as of December 31, 2024 and 2023, respectively	6,766	3,165
Inventory	995	575
Prepaid expenses and other current assets	1,365	653
Total current assets	49,351	11,765
Property and equipment, net	260	225
Operating lease right-of-use assets	1,644	2,019
Other assets	569	15
Total assets	$51,824	$14,024

Liabilities, Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable	$2,412	$1,694
Accrued liabilities	2,687	1,542
Accrued compensation	3,270	2,056
Short-term portion of term loan, net	—	1,838
Short-term operating lease liabilities	449	310
Total current liabilities	8,818	7,440
Long-term portion of term loan, net	15,414	7,473
Long-term operating lease liabilities	1,317	1,766
Warrant liabilities	457	—
Other long-term liabilities	222	96
Total liabilities	26,228	16,775
Commitments and contingencies (Note 9)
Series A convertible preferred stock, $0.00001 par value; 4,902,814 shares authorized, issued, and outstanding, and $13,767 liquidation preference as of December 31, 2024 and 2023	13,578	13,578
Series B convertible preferred stock, $0.00001 par value; 4,393,481 shares authorized, 4,335,051 shares issued and outstanding, and $30,000 liquidation preference as of December 31, 2024 and 2023	29,801	29,801
Series C convertible preferred stock, $0.00001 par value; 4,910,500 and zero shares authorized, 4,890,123 and zero shares issued and outstanding, and $52,500 and zero liquidation preference as of December 31, 2024 and 2023, respectively	52,847	—

Stockholders’ deficit:
Common stock, $0.00001 par value; 21,835,801 and 16,154,895 shares authorized, 4,234,798 and 4,114,180 shares issued, and 4,139,219 and 3,970,811 shares outstanding as of December 31, 2024 and 2023, respectively	—	—
Additional paid-in capital	541	784
Accumulated deficit	(71,171)	(46,914)
Total stockholders’ deficit	(70,630)	(46,130)
Total liabilities, convertible preferred stock, and stockholders’ deficit	$51,824	$14,024

The accompanying notes are an integral part of these financial statements.

CARLSMED, INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share amounts)

	Year Ended	Year Ended
	December 31, 2024	December 31, 2023
Revenue	$27,165	$13,778
Cost of sales	7,117	3,875
Gross profit	20,048	9,903
Operating expenses:
Research and development	14,304	7,395
Sales and marketing	21,472	15,101
General and administrative	8,394	5,998
Total operating expenses	44,170	28,494
Loss from operations	(24,122)	(18,591)
Other income (expense):
Interest expense	(1,321)	(641)
Interest income	1,330	334
Change in fair value of warrant liabilities	(144)	—
Total other expense, net	(135)	(307)
Net loss and comprehensive loss	(24,257)	(18,898)
Deemed dividend to preferred stockholders	(592)	—
Net loss attributable to common stockholders	$(24,849)	$(18,898)

Net loss per share attributable to common stockholders, basic and diluted	$(6.11)	$(4.86)
Weighted-average number of common shares used to compute basic and diluted net loss per share	4,066,395	3,886,775

The accompanying notes are an integral part of these financial statements.

CARLSMED, INC.

STATEMENT OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except for share amounts)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance as of December 31, 2022	4,902,814	$13,578	4,335,051	$29,801	—	$—	3,770,785	$—	$614	$(28,016)	$(27,402)
Exercise of vested stock options	—	—	—	—	—	—	200,026	—	55	—	55
Stock-based compensation expense	—	—	—	—	—	—	—	—	115	—	115
Net loss	—	—	—	—	—	—	—	—	—	(18,898)	(18,898)
Balance as of December 31, 2023	4,902,814	$13,578	4,335,051	$29,801	—	$—	3,970,811	$—	$784	$(46,914)	$(46,130)
Issuance of Series C convertible preferred stock, net of issuance costs of $245	—	—	—	—	4,890,123	52,847	—	—	—	—	—
Deemed dividend related to issuance of Series C convertible preferred stock	—	—	—	—	—	—	—	—	(592)	—	(592)
Issuance of common stock	—	—	—	—	—	—	29,121	—	6	—	6
Vesting of early exercised stock options	—	—	—	—	—	—	47,789	—	56	—	56
Exercise of vested stock options	—	—	—	—	—	—	91,498	—	34	—	34
Stock-based compensation expense	—	—	—	—	—	—	—	—	253	—	253
Net loss	—	—	—	—	—	—	—	—	—	(24,257)	(24,257)
Balance as of December 31, 2024	4,902,814	$13,578	4,335,051	$29,801	4,890,123	$52,847	4,139,219	$—	$541	$(71,171)	$(70,630)

The accompanying notes are an integral part of these financial statements.

CARLSMED, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31, 2024	Year Ended December 31, 2023
Cash flows from operating activities
Net loss	$(24,257)	$(18,898)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	145	136
Stock-based compensation	253	115
Non-cash interest	206	127
Loss on remeasurement of warrant liabilities	144	—
Non-cash lease expense	375	422
Provision for credit losses	368	871
Provision for excess and obsolete inventory	1,378	640
Changes in operating assets and liabilities:
Accounts receivable, net	(3,969)	(2,431)
Inventory	(1,798)	(914)
Prepaid expenses and other assets	(720)	(128)
Accounts payable	297	943
Accrued liabilities	1,208	833
Accrued compensation	1,214	1,362
Lease liabilities	(310)	(558)
Net cash used in operating activities	(25,466)	(17,480)

Cash flows from investing activities:
Purchase of property and equipment	(180)	(135)
Net cash used in investing activities	(180)	(135)

Cash flows from financing activities:
Proceeds from issuance of Series C convertible preferred stock, net of issuance costs	52,255	—
Proceeds from issuance of term loan, net of issuance costs	6,210	3,125
Proceeds from exercises of stock options	34	55
Net cash provided by financing activities	58,499	3,180

Increase (decrease) in cash, cash equivalents, and restricted cash	32,853	(14,435)
Cash, cash equivalents, and restricted cash at beginning of the year	7,372	21,807
Cash, cash equivalents, and restricted cash at end of the year	$40,225	$7,372

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$1,115	$515

Supplemental Disclosure of Noncash Investing and Financing Activities:
Right-of-use lease asset recognized in connection with operating lease modification	$—	$2,048
Vesting of early exercised common stock options	$56	$—
Preferred stock warrants issued in connection with term loan modifications	$313	$—
Deferred offering costs	$423	$—

CARLSMED, INC.

STATEMENTS OF CASH FLOWS - CONTINUED

(in thousands)

	Year Ended December 31, 2024	Year Ended December 31, 2023
Cash, Cash Equivalents, and Restricted Cash Information:
Cash and cash equivalents, beginning of year	$7,222	$21,357
Restricted cash, beginning of year	150	450
Cash, cash equivalents, and restricted cash, beginning of year	7,372	21,807
Cash and cash equivalents, end of year	40,125	7,222
Restricted cash, end of year	100	150
Cash, cash equivalents, and restricted cash, end of year	$40,225	$7,372

The accompanying notes are an integral part of these financial statements.

CARLSMED, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization

Description of Business

Carlsmed, Inc. (the “Company”) is a commercial-stage company within the surgical device with enabling technology sector. The Company was incorporated in Delaware in June 2018 and is headquartered in Carlsbad, California. The Company designs, manufactures, and markets aprevo®, a comprehensive technology platform for spine fusion surgery procedures.

The aprevo platform includes proprietary surgical planning software, using outcomes-based algorithms that are aided with artificial intelligence, and resulting custom-built, anatomically designed vertebral interbody implants. These implants provide each patient with a personalized vertebral fit to address their pathology and anatomy.

The U.S. Food and Drug Administration (“FDA”) cleared the aprevo interbody implants for the correction of adult lumbar spinal deformity through its 510(k) regulatory clearance pathway in December 2020. After FDA clearance, the Company commenced its limited clinical release, with its first U.S. patient implant in February 2021. In October 2021, the Company commenced its U.S. commercial launch of aprevo.

Liquidity and Capital Resources

The Company has raised aggregate gross equity proceeds of $92.9 million through December 31, 2024, from the issuance of common stock and convertible preferred stock. As of December 31, 2024, the Company had $40.1 million of cash and cash equivalents, $15.6 million debt outstanding under its loan and security agreement with Customers Bank (the “Customers Loan Agreement”), and an accumulated deficit of $71.2 million.

The Company expects to continue to generate operating losses for the foreseeable future as it continues to expand commercial operations and develop its product portfolio. The Company believes that its existing cash on hand will be sufficient to meet anticipated capital requirements for its operations for at least 12 months from the date of the issuance of the accompanying financial statements. The failure to obtain sufficient funds on acceptable terms and in a timely manner could require the Company to make significant spending reductions in its future operations and/or delay, reduce, or eliminate some or all of its research and development programs and product expansion or commercialization efforts. Any of these actions could materially harm the Company’s business, results of operations, and future prospects.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States (“GAAP”), and in the opinion of management, reflect normal and recurring adjustments for the fair presentation of its financial information.

Reclassification

The Company has made certain reclassifications in the accompanying financial statements as of and for the year ended December 31, 2023, to conform to the current year presentation. These reclassifications did not have any effect on the prior period net losses and were determined not to be material.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make informed estimates that require assumptions that affect the reported amounts in the accompanying financial statements. Management bases its estimates on historical experience and on various other market-specific and relevant assumptions that it believes to be reasonable under the circumstances. Actual results could differ materially under different assumptions and conditions.

Cash and Cash Equivalents

“Cash and cash equivalents” in the accompanying Balance Sheets consist of bank deposits and highly liquid investments, including money market fund accounts, that are readily convertible into cash without penalty, with original maturities of three months or less from the purchase date. The carrying amounts reported in the accompanying Balance Sheets for cash and cash equivalents are valued at cost, which approximate their fair value.

Restricted Cash

“Restricted cash” in the accompanying Balance Sheets as of December 31, 2024 and 2023 represents cash held as collateral for the Company's facility lease.

Accounts Receivable and Allowance for Credit Losses

“Accounts receivable, net of allowances” in the accompanying Balance Sheets are presented net of allowances for credit losses. The Company maintains an allowance for expected credit losses for accounts receivable, which is recorded as an offset to accounts receivable. Changes in this allowance are recorded as “general and administrative” expense in the Statements of Operations and Comprehensive Loss. Expected credit losses include losses expected based on known credit issues with certain customers as well as a general expected credit loss allowance based on relevant information, including historical loss rates, current conditions, and reasonable economic forecasts that affect collectability. The Company maintained an allowance for credit losses accounts of $1.2 million and $0.9 million as of December 31, 2024 and 2023, respectively. The Company recorded a provision for credit losses of $0.4 million and $0.9 million for the years ended December 31, 2024 and 2023, respectively.

Concentrations of Financial Instrument Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents in deposits at financial institutions that may exceed federally insured limits and certain accounts receivable balances. Risks associated with cash and cash equivalents are mitigated by banking with creditworthy institutions with platforms that administer deposits across multiple banks within federally insured limits. The Company mitigates potential losses from uncollectible accounts receivable through its credit approval and ongoing collection and customer monitoring activities. To date, the Company has not experienced any losses on its financial instruments and believes that it has adequately recorded allowances for uncollectible accounts receivable in each reported period.

As of December 31, 2024 and 2023, the Company did not have accounts receivable balances from any one customer exceeding 10% of total accounts receivable. However, there was one customer that accounted for 10% and 12% of the Company’s revenue for the years ended December 31, 2024 and 2023, respectively.

Fair Value of Financial Instruments

Assets and liabilities are recorded at fair value on a recurring basis in the accompanying Balance Sheets. These accounts are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative accounting guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

•
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that are publicly accessible at the measurement date.
•
Level 2: Observable prices that are based on inputs not quoted on active markets, but that are corroborated by market data. These inputs may include quoted prices for similar assets or liabilities or quoted market prices in markets that are not active to the general public.
•
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amounts of the Company’s financial instruments consisting of cash, cash equivalents, accounts receivables, prepaid expenses, accounts payable, and accrued liabilities approximate fair value due to the short maturities for each.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on a quarterly basis. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain assets or liabilities within the fair value hierarchy. The Company did not have any transfers of assets and liabilities between the levels of the fair value hierarchy during the years presented.

(in thousands)	Total Fair Value	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2024
Money market funds (1)	$37,744	$37,744	$—	$—
Total financial assets	$37,744	$37,744	$—	$—

Warrant liabilities	$457	$—	$—	$457
Total financial liabilities	$457	$—	$—	$457

As of December 31, 2023
Money market funds (1)	$4,920	$4,920	$—	$—
Total financial assets	$4,920	$4,920	$—	$—

(1)
Included as a component of “cash and cash equivalents” on the accompanying Balance Sheets.

Inventory

The Company maintains minimal inventories because aprevo is made specific to each patient’s anatomy to address their pathology and is not otherwise made-to-stock. Work-in-process inventory consists of titanium alloy implants and inserters for spine fusion surgical procedures, pending sterilization and packaging. Finished goods inventory is ready for shipment to the customer for use in a spine fusion surgical procedure.

Inventories are valued at the lower of cost or net realizable value, determined by the specific identification method. At each balance sheet date, the Company evaluates its inventories for obsolescence, based on notification of permanently canceled surgeries and ongoing estimates of permanent cancellations. The Company records the corresponding charge for obsolete inventory through “cost of sales.”

The components of reported “inventory” are as follows:

(in thousands)	As of December 31, 2024	As of December 31, 2023
Finished goods	$595	$276
Work in process	400	299
Total	$995	$575

Property and Equipment and Long-Lived Assets

“Property and equipment, net,” consist of office equipment, furniture and fixtures, and leasehold improvements; each is stated at cost, less accumulated depreciation and amortization. Property and equipment are depreciated using the straight-line method over the estimated useful life of the corresponding asset, which ranges from three to five years and recorded to the respective Company department associated with its use.

Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be recoverable. If/when an asset is determined to be permanently impaired, the Company will record a charge in that period equal to the amount by which the carrying amount exceeds the fair market value of the asset. The Company has not recognized any impairment loss for any long-lived assets for the years ended December 31, 2024 and 2023.

Leases

The Company leases office and laboratory space to conduct business operations. Whether the contract is, or contains a lease, is assessed at contract inception and the classification and initial measurement are assessed at the lease commencement date in line with Financial Accounting Standards Board (“FASB”) ASC Topic 842, Leases (“ASC 842”). The Company’s leases only meet the requirements for operating lease classification in each year presented in the accompanying financial statements.

At the lease commencement date, the Company recognizes a “right-of-use asset” and a “lease liability” for all leases, except short-term leases with an original term of 12 months or less. The right-of-use asset represents the right to use the leased asset for the lease term including any renewal options reasonably certain to be exercised. The lease liability represents the present value of the lease payments under the lease. The right-of-use asset is initially measured at cost, which primarily comprises the initial amount of the lease liability, plus any prepayments to the lessor less any lease incentives received. All right-of-use assets are periodically reviewed for impairment in accordance with standards that apply to long-lived assets.

The lease liability is initially measured at the present value of the minimum lease payments, discounted using an estimate of the Company’s incremental borrowing rate for a collateralized loan with the same term as the underlying lease. Since the Company’s leases do not provide an implicit rate, it utilizes the appropriate incremental borrowing rate for accounting purposes and is determined as the rate of interest that a market participant would have to pay to borrow on a collateralized basis, over a similar term, and in a similar economic environment.

Minimum lease payments included in the measurement of lease liabilities consist of (i) fixed lease payments for the non-cancelable lease term, (ii) fixed lease payments for optional renewal periods where it is reasonably certain the renewal option will be exercised and (iii) variable lease payments that depend on an underlying index or rate, based on the index or rate in effect at lease commencement. Certain leases require payments for non-lease costs such as utilities and common area maintenance. The Company elected an accounting policy to not account for payments of non-lease costs separately from the related lease payments. This policy election results in a higher initial measurement of lease liabilities when such non-lease payments are fixed amounts. Certain leases require variable lease payments that do not depend on an underlying index or rate, such as the Company’s proportionate share of actual property taxes and utilities, which are recognized in operating expenses as incurred.

Lease expense reported in the accompanying Statements of Operations and Comprehensive Loss is recognized on a straight-line basis over the operating lease term.

Warrant Liabilities

The Company has issued warrants to purchase convertible preferred stock in conjunction with the Customers Loan Agreement (see Note 4). The Company accounts for its issued convertible preferred stock warrants as liabilities in accordance with ASC 480. The liability-classified warrants are initially measured at fair value, resulting in an implied discount on the related financing arrangement that is deferred as an asset as it relates to tranches of the Customers Loan Agreement that have not yet been drawn as of the date of the issuance of the respective warrants. The deferred asset is recorded within “other assets” on the accompanying Balance Sheets and is amortized into interest expense using the straight-line method over the period in which the Company can draw on the remaining tranches of the credit facility. Changes in fair value of the warrant liabilities are recognized in the Statements of Operations and Comprehensive Loss.

The fair value of the warrant liabilities was determined based on significant inputs not observable in the market, which represents a “Level 3” measurement within the fair value hierarchy. The fair values of the warrant liabilities are measured using the “hybrid method.” The hybrid method is often used when a company is expecting a liquidity event in the near future and is a combination of the option-pricing and probability-weighted expected return methods. Estimates and assumptions impacting the fair value measurement include the fair value per share of the underlying shares of convertible preferred stock, the remaining contractual term of the warrants, and probability of number of shares the warrants will become exercisable into. The most significant assumption in the model impacting the fair value of the warrants is the fair value of the Company’s convertible preferred stock as of each remeasurement date.

A summary of the changes in the total fair value of the warrant liabilities for the year ended December 31, 2024, is as follows:

(in thousands)	Warrant Liabilities
Fair value as of December 31, 2023	$—
Issuance of Series B Warrant	203
Modification of Series B Warrant	29
Issuance of Series C Warrant	81
Change in fair value of warrant liabilities	144
Fair value as of December 31, 2024	$457

Convertible Preferred Stock

The Company records its convertible preferred stock at fair value on the dates of issuance, net of issuance costs. The convertible preferred stock is presented as mezzanine equity in the accompanying Balance Sheets due to the stock containing certain redemption features that are not solely within the Company’s control. When it is probable that a convertible preferred stock will become redeemable, adjustments are recorded to adjust the carrying values to the redemption values. No adjustments have been recorded in the years ended December 31, 2024 and 2023, as the convertible preferred stock is not redeemable nor probable of being redeemable. Refer to Note 7 for more information on the rights, preferences, privileges, and restrictions associated with the convertible preferred stock.

Common Stock Warrants

The Company has an outstanding Common Stock Warrant (as defined below) to purchase common stock with a lender – see Note 5. The Company classifies and accounts for the issued Common Stock Warrant as equity in accordance with ASC 815. The Company classifies these equity instruments within “additional paid-in capital” on the accompanying Balance Sheets.

Deferred Offering Costs

The Company capitalizes certain legal, professional, accounting, and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in “stockholders’ equity (deficit)” as a reduction of proceeds generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the Statements of Operations and Comprehensive Loss. As of December 31, 2024 and 2023, there were $0.4 million and zero deferred offering costs, respectively, which are included in “other assets” in the accompanying Balance Sheets.

Revenue Recognition

The Company recognizes revenue from its aprevo sales in accordance with FASB ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). ASC 606 requires the amount and timing of revenue recognition to align with the completed transfer of promised goods or services to customers and the Company’s entitled contractual consideration in return.

The following five steps are applied under ASC 606 for the Company’s revenue recognition: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; and (v) recognize revenue when (or as) it satisfies a performance obligation.

The Company’s contracts with customers typically include one performance obligation: the delivery of aprevo interbody implant with the accompanying inserter. Revenue from the sales of aprevo is recognized by the Company at the time of its use as part of the spine fusion surgical procedure, which represents the point in time when the performance obligation is satisfied in full. The consideration the Company is entitled to for sales of aprevo is fixed based on the stated contractual amount.The Company generally does not have obligations for returns, refunds, and other similar obligations.

The Company utilizes contracted sales agents that cover each surgery and has determined that it is the “principal” in these transactions as it is responsible for product fulfillment and hospital customer acceptability, carries the inventory risk, and has sole discretion in setting the price for the products. The Company therefore recognizes revenue at gross (i.e., reported revenue is not reduced for sales agents’ fees that are reported in “sales and marketing” expense in the accompanying Statements of Operations and Comprehensive Loss). Payment terms are typically 30 to 60 days. Payment is not received in advance of surgery and therefore, the Company does not record contract liabilities or deferred revenue.

Cost of Sales

“Cost of sales” includes the patient-specific design costs and manufacturing costs of the aprevo interbody implants and accompanying inserter that are capitalized within inventories. These include allocations for personnel costs, software license amortization, contract manufacturing, and other third-party services, packaging and shipping costs, and overhead cost allocations.

Research and Development

“Research and development” expenses include personnel costs (including salaries, bonuses, stock-based compensation expense, and benefits), allocated facility costs, product prototype materials, clinical studies that facilitate the development of new products, allocated software license amortization expenses, and consulting and other service fees. These costs are recognized in the accompanying Statements of Operations and Comprehensive Loss in the period incurred.

Sales and Marketing

“Sales and marketing” expenses consist of selling expenses related to employee related costs, including salaries, commissions, bonuses, stock-based compensation expense, benefits, and travel, as well as independent sales agent fees. Marketing expenses consist of various digital and print initiatives to increase market awareness of the Company’s product and technology, conference and trade show fees, and consulting services. The Company may provide ancillary and generic surgical instruments for the convenience of its independent sales agents that cover each surgery. These costs are also recognized in the period incurred and included within “sales and marketing” expenses in the accompanying Statements of Operations and Comprehensive Loss.

General and Administrative

“General and administrative” expenses consist primarily of employee-related costs, including salaries, bonuses, stock-based compensation expense and benefits, for personnel in executive, legal, finance, and human resources. Other significant costs include legal fees relating to intellectual property and corporate matters, professional fees for accounting and consulting services, insurance and facility-related costs. These costs are recognized in the accompanying Statements of Operations and Comprehensive Loss in the period incurred.

Stock-Based Compensation

The Company recognizes stock-based compensation expense for equity awards granted to employees, consultants, and members of its Board of Directors. Stock option awards are at an exercise price of not less than 100% of the fair market value of common stock on the respective date of grant. The grant date is the date the terms of the award are formally approved by the Company’s Board of Directors. The Company uses the Black-Scholes option pricing model to estimate the fair value of stock option awards as of the date of grant.

The measurement of the fair value of stock option awards, and recognition of stock-based compensation expense, requires assumptions by management that involve inherent uncertainties and the application of management’s judgment, including (a) the estimated fair value of the Company’s common stock on the date of the option grant, (b) the expected term of the stock option until its exercise by the recipient, (c) stock price volatility over the expected term, (d) the prevailing risk-free interest rate over the expected term, and (e) expected dividend payments over the expected term.

Management estimates the expected term of awarded stock options utilizing the “simplified method” for awards since the Company does not yet have sufficient exercise history since its corporate formation and lacks specific historical and implied stock volatility information. Management estimates stock price volatility for option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that approximates the options’ expected term. Estimates for the risk-free interest rate are based upon the U.S. Department of the Treasury yield curve in effect at award grant for the period that corresponds with the expected term of the awarded stock option. The expected dividend yield is zero because the Company has never paid cash dividends and does not expect to for the foreseeable future. The Company has elected to account for share-based award forfeitures as they occur.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws expected to be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that is deemed more likely than not to be realized.

In the ordinary course of business, there may be transactions for which the ultimate tax outcome is uncertain. The Company assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the “two-step approach” under which tax effects of a position are recognized only if it is more likely than not to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than 50% likely of being realized upon ultimate settlement of the tax position.

Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any. The Company did not have any interest or penalties related to its uncertain tax positions for the years ended December 31, 2024 and 2023.

Comprehensive Loss

Comprehensive loss encompasses all changes in equity other than those arising from transactions with stockholders. For the years ended December 31, 2024 and 2023, the Company had no other comprehensive loss items and accordingly, net loss equaled comprehensive loss.

Earnings per Share

Basic earnings (loss) per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average shares outstanding during the period, without consideration for common stock equivalents. Diluted earnings (loss) per share is calculated by adjusting weighted-average shares outstanding for the dilutive effect of common stock equivalents outstanding for the period, determined using the treasury-stock and if-converted methods. Since the Company had net loss in the years ended December 31, 2024 and 2023, basic and diluted net loss per common share are the same.

Recent Accounting Pronouncements

Recently Adopted Accounting Standards

Segment Reporting - In November 2023, the FASB issued ASU 2023-07 – Segment Reporting (Topic 280) (“ASU 2023-07”), which improves segment disclosure requirements, primarily through enhanced disclosure requirements for significant segment expenses. The improved disclosure requirements apply to all public entities that are required to report segment information, including those with only one reportable segment. This ASU is effective for all public business entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Entities must adopt the changes to the segment reporting guidance on a retrospective basis. The Company adopted the guidance in the fiscal year beginning January 1, 2024. There was no impact on the Company’s reportable segments identified and additional required disclosures have been included in Note 10.

Debt and Equity - In August 2020, the FASB issued ASU 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40), which simplifies the accounting for convertible instruments. The guidance removes certain accounting models that separate the embedded conversion features from the host contract for convertible instruments. The Company adopted ASU 2020-06 effective January 1, 2024.The adoption of ASU 2020-06 did not have a material impact on the Company’s financial statements.

Recently Issued Accounting Standards Not Yet Effective

Expense Disaggregation Disclosures - In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). This ASU requires new financial statement disclosures disaggregating prescribed expense categories within relevant income statement expense captions. ASU 2024-03 will be effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard.

Income Taxes - In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Tax Disclosures (“ASU 2023-09”). This ASU expands disclosures in an entity’s income tax rate reconciliation table and regarding cash taxes paid both in the U.S. and foreign jurisdictions. The update will be effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of adopting the standard.

3. Balance Sheet Account Detail

The composition of selected captions within the accompanying Balance Sheets are summarized below:

Property and Equipment, Net

The components of “property and equipment, net” as of December 31, 2024 and 2023 are as follows:

(in thousands)	As of December 31, 2024	As of December 31, 2023
Office equipment	$488	$314
Furniture and fixtures	91	85
Leasehold improvements	80	80
Total	659	479
Less: accumulated depreciation	(399)	(254)
Property and equipment, net	$260	$225

Depreciation expense for the year ended December 31, 2024 and 2023 was $0.1 million.

Accrued Liabilities

The components of “accrued liabilities” as of December 31, 2024 and 2023 are as follows:

(in thousands)	As of December 31, 2024	As of December 31, 2023
Accrued sales agent commissions	$1,420	$551
Accrued clinical studies	529	485
Liability associated with stock option exercises prior to vesting	112	175
Accrued legal and patent fees	90	50
Other accrued expenses	536	281
Total accrued liabilities	$2,687	$1,542

4. Debt

Signature Bank Credit Facility

In December 2022, the Company and Signature Bank entered into a loan and security agreement (the “Signature Loan Agreement”) with an initial maturity to December 2026 that provided for $12.5 million of principal available through a $6.25 million draw at execution and an additional $6.25 million available in two equal tranches, subject to certain milestone achievement. The Signature Loan Agreement required the Company to pay a tiered cash-based “Success Fee” upon a defined Liquidity Event that was eliminated in March 2024 in connection with the Third Amendment, as discussed below.

The Signature Loan Agreement bore interest at the greater of (a) 1.0% below Prime Rate or (b) 5.25%. The applicable coupon interest rate was 7.50% as of December 31, 2023. The Signature Loan Agreement also included an end of term charge of 4.21% of the aggregate principal amount funded, and such end of term charge remains in effect through the Third Amendment and Fourth Amendment. The end of term charge is recorded within “other long-term liabilities” within the Balance Sheets and is accrued over the term of the loan through interest expense within the Statements of Operations and Comprehensive Loss using the “effective interest method.” Debt issuance costs are accounted for as a debt discount and amortized as “interest expense” within the Statements of Operations and Comprehensive Loss over the term of the loan using the “effective interest method.”

Customers Bank Credit Facility

In October 2023, the Company amended the Signature Loan Agreement to formally document the successor lender, Customers Bank, with no material changes to its terms (the “Customers Loan Agreement”). Subsequently in October 2023, the Company drew $3.1 million under the Customers Loan Agreement upon the achievement of a requisite revenue milestone.

On March 7, 2024, the Company amended the Customers Loan Agreement (the “Third Amendment”) to increase the total principal available under the credit facility from $12.5 million to $18.8 million, subject to the achievement of certain revenue and other milestones, with extended maturity up to December 20, 2027, if certain conditions are met. The applicable per annum interest rate was adjusted to the greater of (a) WSJ Prime Rate + 0.25% or (b) 5.25%. The applicable coupon interest rate was 7.75% as of December 31, 2024.

As part of the Third Amendment, the Success Fee associated with the preceding Signature Loan Agreement was contractually eliminated and replaced with the issuance of a warrant exercisable for up to 58,420 shares of Series B convertible preferred stock at an exercise price of $6.93 per share (the “Series B Warrant”). Upon issuance, the Series B Warrant was immediately exercisable for 26,881 shares with the remaining 31,539 additional shares becoming exercisable upon the required achievement of certain revenue milestones and/or draws of this expanded credit facility. The Series B Warrant was scheduled to expire 10 years from the issuance date of March 6, 2024, but was amended and restated in connection were amended with the subsequent Fourth Amendment (see below). The fair value of the Series B Warrant at issuance in conjunction with the Third Amendment was $0.2 million.

In May 2024, the Company drew $6.3 million under the Customers Loan Agreement upon the achievement of requisite revenue milestones.

On December 30, 2024, the Company further amended the Customers Loan Agreement (the “Fourth Amendment”) to expand the credit facility from $18.8 million to $27.5 million, with the addition of two new debt draw tranches. Upon the Fourth Amendment, the Company had the ability to draw $7.5 million immediately and the remaining $4.4 million is contingent upon the achievement of a requisite revenue milestone which as of December 31, 2024, was not yet met. The maturity date was extended to October 31, 2029, with an interest-only period through July 31, 2026, followed by principal repayment over 39 months thereafter. Upon achievement of a certain revenue milestones, the interest-only period and repayment terms may be extended to an interest-only period through July 31, 2027, followed by principal repayment over 27 months thereafter. As of December 31, 2024, the requisite revenue milestones were not yet met.

As part of the Fourth Amendment, the Company partially modified the aggregate 58,420 Series B Warrant issued with the Third Amendment, reducing the number of shares exercisable subject to remaining future draws of the credit facility as of the date of the Fourth Amendment from 11,289 shares to 5,644, with the remaining 5,644 shares becoming exercisable ratably with debt draws that had not occurred as of December 31, 2024. Additionally, the expiration date for the Series B Warrant was extended to December 30, 2034. The modification of the Series B Warrant upon the Fourth Amendment resulted in an immaterial increase in the warrant liability. As of December 31, 2024, the Series B Warrant is exercisable for 52,776 shares of the Series B convertible preferred stock.

Additionally, as part of the Fourth Amendment, the Company issued a new warrant that is exercisable into the Company’s Series C convertible preferred stock (“Series C Warrant”), subject to certain revenue and debt draw milestones. These Series C Warrant is exercisable for up to 20,375 shares at an exercise price of $10.74 per share and expires on December 30, 2034. Upon issuance, the Series C Warrant was immediately exercisable into 5,093 shares with the remaining 15,282 additional shares becoming exercisable upon the required achievement of certain revenue milestones and/or draws of this expanded credit facility. As of December 31, 2024, the Series C Warrant is exercisable for 5,093 shares of Series C convertible preferred stock.

Each of the Third Amendment and Fourth Amendment were accounted for as debt modifications with no gain or loss recognized. The carrying value of amounts outstanding under the Customers Loan Agreement approximates its fair value as of December 31, 2024. The fair value of the term loan is classified as a Level 2 measurement because interest rates charged are similar to other financial instruments with similar terms and maturities.

As of December 31, 2024, $15.6 million of principal remains outstanding under the Customers Loan Agreement which is set to mature on October 31, 2029. As of December 31, 2024, an aggregate $7.5 million is currently available for future borrowings with an additional $4.4 million available upon the achievement of a requisite revenue milestone.

As of December 31, 2024, the Company was in compliance with all applicable Customers Loan Agreement covenants.

Interest expense on the Customers Loan Agreement for the years ended December 31, 2024 and 2023 was $1.3 million and $0.6 million, respectively. Of these amounts, $0.2 million and $0.1 million were related to amortization of the debt discount and issuance costs for the years ended December 31, 2024 and 2023, respectively. The effective interest rate was 8.08% and 9.25% as of December 31, 2024 and 2023, respectively.

The following table summarizes contractual principal payments as of December 31, 2024:

Year ending December 31,	(in thousands)
2025	$—
2026	2,003
2027	4,808
2028	4,808
2029	4,006
Total future principal payments	15,625
Unamortized issuance costs	(211)
Total term loan, net	$15,414

5. Common Stock

In accordance with the Company’s Amended and Restated Certificate of Incorporation dated December 31, 2024, the Company is authorized to issue two classes of stock—common stock and convertible preferred stock. The Company shall have authority to issue 21,835,801 shares of common stock with par value of $0.00001 per share and 14,206,795 shares of convertible preferred stock with par value of $0.00001 per share.

Holders of common stock are entitled to one vote for each share held on applicable corporate matters. Holders of preferred stock (see Note 7) vote together with the holders of common stock as one single class, other than as provided in the Company’s Amended and Restated Certificate of Incorporation. Common stock does not carry redemption rights and upon liquidation, its holders are entitled to receive a pro rata share of the Company’s remaining assets available for distribution (pro rata with holders of preferred stock on an as-converted basis), after amounts are first paid to creditors and applicable liquidation preference proceeds are then distributed to holders of preferred stock.

Common stock reserved for future issuance as of December 31, 2024, consisted of the following:

As of December 31, 2024
Preferred stock, convertible into common stock	14,127,988
Common stock options outstanding	1,785,633
Shares available for future issuance under the 2019 Plan	491,849
Series B Warrant	58,420
Series C Warrant	20,375
Common Stock Warrant	25,863
Total common stock reserved for future issuance	16,510,128

Common Stock Warrant

In April 2021, in connection with its entry into a loan and security agreement (the “SVB Loan”) with Silicon Valley Bank (“SVB”), the Company issued a warrant to purchase up to an aggregate of 10,338 shares of common stock at an exercise price of $0.34 per share (the “Common Stock Warrant”). In July 2021, pursuant to the terms of the Common Stock Warrant, the Common Stock Warrant became exercisable for an additional 10,349 shares of common stock at an exercise price of $0.34 per share in connection with a principal draw. In February 2022, the Company amended the SVB Loan Agreement to draw additional principal and the Common Stock Warrant became exercisable for an additional 5,176 shares of common stock at an exercise price of $0.40 per share. In December 2022, the Company terminated and repaid in full all amounts outstanding under the SVB Loan Agreement. The Common Stock Warrant will expire 10 years from the date of issuance, and as of December 31, 2024, the collective 25,863 shares of common stock underlying the Common Stock Warrant remained unexercised.

6. Stock-Based Compensation

In September 2019, the Company adopted the Carlsmed, Inc. Stock Incentive Plan, which was amended in April 2020, amended in December 2020, and further amended in April 2022 (the “2019 Plan”). The 2019 Plan is administered by the Company’s Board of Directors. As of December 31, 2024, the Board of Directors may grant awards under the 2019 Plan for up to an aggregate of 3,422,491 shares of common stock in the form of non-qualified stock options, incentive stock options, stock appreciation rights, dividend equivalent rights, restricted stock awards, and restricted unit awards.

The exercise price of a share subject to a stock option may not be less than the fair market value of a share of the Company’s common stock at the grant date. Stock-based compensation awards to employees typically have four-year monthly vesting schedules (with 25% of the award cliff vesting on the first anniversary of the date of grant) and a contractual term of 10 years; related expense is recognized in the accompanying Statements of Operations and Comprehensive Loss on a straight-line basis over each award’s vesting period.

The Company also grants stock option awards to non-employees, including members of its Scientific Advisory Board (“SAB”) and members of the Company’s Board of Directors. Options granted under the 2019 Plan may be subject to vesting acceleration in connection with a “Corporate Transaction,” as defined in the 2019 Plan.

The 2019 Plan allows for the exercise of certain stock option grants prior to vesting (“early exercise”), with such grants approved by the Company’s Board of Directors. For these awards, in the event of employee termination, the Company has the right, but not the obligation, to repurchase the portion of unvested stock at the lower of the exercise price or the then-current fair value. A liability is recorded within “accrued liabilities” on the accompanying Balance Sheets that is equal to the cash received for these early exercises, and this liability is reduced as vesting occurs. Unvested shares that have been early exercised are reflected in “common shares issued” but excluded from “common shares outstanding” on the accompanying financial statements. As of December 31, 2023, 143,369 shares of early exercised stock options were outstanding, representing an early exercise liability of $0.2 million. As of

December 31, 2024, 95,579 shares of early exercised stock options were outstanding, representing an early exercise liability of $0.1 million.

The following summarizes stock option activity for the Company for the year ended December 31, 2024:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2023	1,362,972	$0.56	7.6	$869
Granted	535,940	2.19
Exercised	(91,498)	0.40
Forfeited	(21,781)	1.45
Outstanding at December 31, 2024	1,785,633	$1.01	7.5	$5,938
Vested and Exercisable at December 31, 2024	1,082,672	$0.47	6.3	$4,211

The table above includes a summary of all option activity in the periods presented. As of December 31, 2024 and 2023, the fair market value of common shares was determined by the Board of Directors, taking into account the input from management and independent third-party valuation analyses to be $4.36 and $1.18 per share, respectively.

The weighted average grant date fair value of options granted during the years ended December 31, 2024 and 2023 were $2.57 per share and $0.73 per share, respectively. The total fair value of options that vested during the years ended December 31, 2024 and 2023 was $0.2 million and $0.1 million, respectively, based on the grant date fair value.

The aggregate intrinsic value in the above table is calculated as the difference between the fair value of the Company’s common stock price and the exercise price of the stock options. The aggregate intrinsic value of stock options exercised during the year ended December 31, 2024 and 2023 was $0.2 million and $0.2 million, respectively.

The grant date fair value of the options is determined using an option pricing model. The assumptions that were used in estimating the grant date fair value of stock options under the option pricing method for the years ended December 31, 2024 and 2023 were as follows:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Expected stock price volatility (1)	45.4%	62.0%
Risk-free interest rate (2)	4.32%	3.97%
Expected annual dividend yield (3)	0.0%	0.0%
Expected term (years) (4)	5.97	6.04

(1)
Based on the median stock price volatility for peer public companies over a historic timeframe similar to the expected term, with adjustments for differences in size and capital structure.
(2)
Based on the U.S. Treasury yield curve in effect as of the valuation date.
(3)
The Company has not paid and does not currently anticipate paying a cash dividend on its common stock.
(4)
The expected term of stock options granted to employees represents the weighted average period the stock options are expected to be outstanding. The Company uses the simplified method for estimating the expected term, which calculates the expected term as the average time-to-vesting and the contractual life of the options for stock options issued to employees and non-employees.

The compensation cost that has been included in the Company’s Statements of Operations and Comprehensive Loss for all stock-based compensation arrangements is detailed as follows:

(in thousands)	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
General and administrative	$126	$57
Research and development	68	12
Sales and marketing	59	46
Total	$253	$115

As of December 31, 2024, there was $1.4 million of unrecognized compensation for unvested stock options and the weighted-average period over which this remaining compensation cost will be recognized is 3.3 years.

7. Convertible Preferred Stock

In December 2020, the Company issued a total of 4,902,814 shares of Series A convertible preferred stock at a price of $2.81 per share from the conversion of convertible notes and gross cash proceeds of $10.0 million.

In April 2022, the Company issued a total of 4,335,051 shares of Series B convertible preferred stock at a price of $6.93 per share for gross cash proceeds of $30.0 million.

In March and September 2024, the Company issued a total of 4,890,123 shares of Series C convertible preferred stock at a price of $10.74 per share for gross cash proceeds of $52.5 million. The September 2024 issuance of Series C convertible preferred stock was completed below the fair value of the shares as of that date. The Company recorded the excess of fair value over the issuance price as a “deemed dividend” within additional paid-in-capital (“APIC”) in the amount of $0.6 million. The deemed dividend reflects the distribution of value from common stockholders to preferred stockholders due to the implicit discount on these shares issued in September 2024. Since the Company remained in an accumulated deficit position at that date, this deemed dividend was recorded directly to APIC rather than retained earnings.

In January 2025, the Company issued a total of 1,117,743 shares of Series C convertible preferred stock at a price of $10.74 per share for gross cash proceeds of $12.0 million (see Note 12).

Dividends

Series A, Series B, and Series C preferred stock have the first right to receive any dividend, only when and if declared by the Company on each outstanding share of preferred stock in an amount equal to a dividend of 6% of the applicable original issue price per annum. Dividends for each series of preferred stock are to be payable pari passu and are non-cumulative. Series A, Series B, and Series C preferred stock have certain preferential dividend rights over common stock as set forth in the Company’s Amended and Restated Certification of Incorporation. No dividends on preferred stock or common stock have been declared by the Company from its inception through December 31, 2024.

Conversion into Common Shares

Series A, B, and C convertible preferred stock can be converted into common shares at the holders’ election. The number of common shares received upon conversion is determined by dividing the original issuance price by the conversion price, then multiplying by the number of preferred shares being converted. The initial conversion price per share for Series A, Series B, and Series C convertible preferred stock is equal to the respective original issuance prices per share and therefore is convertible into common stock on a 1:1 as-converted basis. The respective initial conversion prices per share for all series of convertible preferred stock are subject to adjustment in the event of share splits, combinations, mergers, dividends and distributions, and other capital reconstructions.

Redemption

Series A, Series B, and Series C preferred stock are not redeemable for cash. However, Series A, Series B, and Series C preferred stock include terms such that there are Deemed Liquidation Events (as defined in the Company’s Amended and Restated Certificate of Incorporation) that can trigger redemption, at the holders’ option, that are outside the control of the Company. Accordingly, Series A, Series B, and Series C preferred stock are classified outside of permanent equity on the accompanying Balance Sheets.

Voting Rights

The holders of Series A, Series B, and Series C preferred stock are currently entitled to one vote per share held on any matter presented for a vote of the stockholders at any meeting of the stockholders of the Company, subject to the potential adjustments set forth in the Company’s Amended and Restated Certificate of Incorporation.

Liquidation Preference

In the event of a liquidation, dissolution or winding up of the Company or a Deemed Liquidation Event, the Series A, Series B, and Series C preferred stockholders have a participating liquidation preference to the common stockholders in the amount per share equal to the original issue price plus any declared but unpaid dividends. As such, the payment of the liquidation preference will be $2.81 per share for Series A preferred stock, $6.93 per share for Series B preferred stock, and $10.74 per share for Series C preferred stock plus any declared but unpaid dividends, after which the shares of Series A, Series B, and Series C preferred stock will participate in any remaining proceeds available for distribution to stockholders with holders of common stock pro rata on an as-converted basis. If upon a liquidation, dissolution or winding up of the Company or a Deemed Liquidation Event the assets of the Company are not sufficient to pay the holders of the Series A, Series B, and Series C preferred stock the amount to which they are entitled, the holders of the Series A, Series B, and Series C preferred stock shall share ratably in any distribution of the assets in proportion to the amounts to which they would otherwise be entitled in proportion to the respective amounts that would otherwise be payable in respect of such shares if all amounts payable on or with respect to such shares were paid in full.

8. Net Loss Per Share

Basic net loss per share is calculated by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding, net of the weighted-average unvested restricted stock subject to repurchase by the Company, if any, during the period. Diluted loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding, adjusted for the effects of potentially dilutive common stock, which are comprised of stock options and stock warrants, using the “treasury-stock method,” and convertible preferred stock, using the “if-converted method.”

Because the Company reported net losses for the period presented, all potentially dilutive common stock is antidilutive for this period. The convertible preferred stock are considered participating securities; however, they were excluded from the computation of basic loss per share in the periods of net loss as there is no contractual obligation for the holders to share in the losses of the Company.

The following table presents the number of anti-dilutive shares excluded from the calculation of diluted net loss per share as of December 31, 2024 and 2023:

	As of December 31, 2024	As of December 31, 2023
Stock options outstanding (1)	1,785,633	1,362,972
Preferred Stock (common stock equivalent) (2)	14,127,988	9,237,865
Series B Warrant (common stock equivalent) (3)	58,420	—
Series C Warrant (common stock equivalent) (4)	20,375	—
Common Stock Warrant (5)	25,863	25,863
Total	16,018,279	10,626,700

(1)
1,082,672 stock options vested and exercisable as of December 31, 2024.
(2)
Preferred stock converts to common stock on a 1:1 basis upon the holder’s election or upon a Deemed Liquidation Event (see Note 7).
(3)
Series B Warrant exercisable into 52,776 shares of Series B preferred stock as of December 31, 2024.
(4)
Series C Warrant exercisable into 5,093 shares of Series C preferred stock as of December 31, 2024.
(5)
Common Stock Warrant exercisable into 25,863 shares of common stock as of December 31, 2024.

9. Commitment and Contingencies

Legal Matters

The Company from time to time is involved in legal matters incidental to the conduct of its business. In the opinion of management, there are no claims outstanding that would have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

Operating Lease

In the ordinary course of business, the Company enters into lease agreements with unaffiliated third parties for its facilities and office equipment. As of December 31, 2024, the Company had one active operating lease for 16,000 square feet of administrative, engineering, and research and development space in Carlsbad, California (“Carlsbad Lease”). The Carlsbad Lease commenced on May 1, 2021, and was originally set to expire on April 30, 2024. On December 4, 2023, the Company modified the Carlsbad Lease which resulted in the lease term extending to July 1, 2028.

The Company used its incremental borrowing rate at the lease modification date of 9.08% in determining the discount rate utilized to present value the future minimum lease payments since an implicit interest rate in the lease agreement was not determinable. Total lease expenses for the years ended December 31, 2024 and 2023 was $0.6 million and $0.5 million, respectively.

The Company's real estate taxes, insurance costs, and common area maintenance, are included in monthly rent and not separately itemized. Rent expense is allocated to cost of sales, research and development, sales and marketing, and general and administrative expenses in the accompanying Statements of Operations and Comprehensive Loss.

The weighted-average lease terms and discount rates are as follows:

	As of December 31, 2024	As of December 31, 2023
Weighted-average remaining lease term	3.50	4.50
Weighted-average discount rate	9.08%	9.08%

The aggregate future minimum lease payments under this lease as of December 31, 2024, are as follows:

(in thousands)
Year ending December 31,	Payments
2025	$595
2026	616
2027	638
2028	327
Total undiscounted lease payments	$2,176
Less: tenant improvement receivable	(100)
Less: imputed interest	(310)
Present value of future lease payments	$1,766
Short-term operating lease liabilities	449
Long-term operating lease liabilities	1,317
Total operating lease liabilities	$1,766

The operating cash outflows included in the measurement of the operating lease liabilities was $0.5 million and $0.6 million for the years ended December 31, 2024 and 2023, respectively.

10. Segment Reporting

The Company has one business activity and operates as a single operating and reportable segment: the designing, manufacturing, and marketing of aprevo, a comprehensive technology platform for spine fusion surgical procedures. The Company derives its current revenues solely from selling aprevo to its hospital customers.

The Company’s “Chief Operating Decision Maker” (the “CODM”) is its Chief Executive Officer. The CODM uses net loss reported on the Statements of Operations and Comprehensive Loss to assess performance and allocate resources for the reportable segment. This metric helps assess the effectiveness of the Company's product offering and monitor budget versus actual results.

The following table provides the operating financial results of the Company’s single reportable segment. It includes the significant expense categories regularly provided to the CODM, computed under GAAP and reconciled to the Company’s total “net loss” as presented in the Statement of Operations and Comprehensive Loss:

(in thousands)	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Revenue	$27,165	$13,778

Less:
Cost of sales	7,117	3,875
Selling expenses	15,550	8,565
Marketing expenses	4,649	2,773
Product and software development costs	6,640	4,639
Clinical, medical, and regulatory expenses	4,247	2,754
Other segment expenses*	13,084	9,763
Interest expense	1,321	641
Interest income	(1,330)	(334)
Change in fair value of warrant liabilities	144	—
Net loss	$(24,257)	$(18,898)

* Other segment expenses primarily include corporate, compliance, and research and development support expenses.

Assets provided to the CODM are consistent with those reported on the accompanying Balance Sheets. All long-lived assets are held in the United States, and net losses are solely attributable to U.S. operations.

11. Income Taxes

The Company had no federal or state income tax expense for the years ended December 31, 2024 and 2023.

A reconciliation of income tax expense to the amount computed by applying the statutory federal income tax rate to the loss from operations for the years ended December 31, 2024 and 2023 are summarized as follows:

(in thousands)	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Expected income tax benefit at federal statutory rate	$(5,094)	$(3,969)
State income tax benefit, net of federal benefit	(901)	(829)
Tax effect of:
Change in valuation allowance	6,070	5,002
Permanent items	89	58
Tax credits	(516)	(339)
Uncertain tax positions	128	84
Other	224	(7)
Provision for income taxes	$—	$—

The Company’s “net deferred tax assets” are comprised of the following as of December 31, 2024 and 2023:

(in thousands)
Deferred tax assets:	As of December 31, 2024	As of December 31, 2023
Net operating loss carryforwards	$10,934	$7,834
Capitalized R&D expenses	5,143	2,861
Lease liability	434	533
Accrued expenses	406	440
R&D credits and other tax credits	1,020	606
Inventory	438	252
Stock-based compensation	46	25
Other	315	229
Gross deferred tax assets	$18,736	$12,780
Less: valuation allowance	(18,332)	(12,262)
Net deferred tax assets	$404	$518

Deferred tax liabilities:
Right-of-use asset	(404)	(518)
Net deferred tax assets	$—	$—

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use existing deferred tax assets. Based on the weight of evidence, including a history of operating losses, management has determined that it is more likely than not that the Company’s net deferred tax assets will not be realized. Accordingly, a valuation allowance has been established by the Company to fully offset these net deferred tax assets. The valuation allowance increased by $6.1 million and $5.0 million during the years ended December 31, 2024 and 2023, respectively.

At December 31, 2024, the Company had federal and state net operating loss (“NOL”) carryforwards of approximately $41.5 million and $39.4 million, respectively. The federal losses will carry forward indefinitely and can be used to offset up to 80% of future annual taxable income. State loss carryforwards of approximately $6.6 million will carry forward indefinitely. State loss carryforwards of approximately $32.8 million begin expiring in 2029, unless previously utilized. The Company also has federal and state research and development (“R&D”) credit carryforwards totaling $0.8 million and $0.6 million, respectively. The federal credits begin to expire in 2039, unless previously utilized, and the state credits do not expire.

The Company’s NOL and credit carryforwards may be subject to a substantial annual limitation pursuant to Internal Revenue Code (“IRC”) Sections 382 and 383 in connection with future utilization and potential ownership changes of the Company. These ownership changes may limit the amount of NOL and credit carryforwards that can be utilized to offset future taxable income and tax, respectively. In general, an “ownership change” as defined by the IRC results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percent of the outstanding stock of a company by certain stockholders or public groups. As of December 31, 2024, the Company has not completed a study to assess whether an ownership change within the meaning of IRC Section 382 has occurred. If a change in ownership occurred which resulted in a limitation on the amount of NOLs and credits which may be available to offset future taxable income, the related deferred tax asset would be reduced or eliminated with a corresponding reduction in the valuation allowance.

As of December 31, 2024, and December 31, 2023, the Company had unrecognized tax benefits of $0.4 million and $0.2 million, respectively. Due to the existence of the valuation allowance, future changes in unrecognized tax benefits would not have any effect on the Company’s effective tax rate. The Company does not foresee any material changes to its unrecognized tax benefits within the next 12 months.

The Company recognizes interest and penalties related to income tax matters in income tax expense. No such costs were recorded during the years ended December 31, 2024 and 2023, and the Company had no accrued interest or penalties recorded as of December 31, 2024 or 2023.

Generally, the Company’s federal and state income tax returns since inception in 2018 are subject to examination by tax authorities. The Company is not under examination by any tax jurisdiction.

12. Subsequent Events

The Company evaluated subsequent events through April 23, 2025, which represents the date the financial statements were issued, for events requiring adjustment to or disclosure in the financial statements. The Company has further evaluated subsequent events for disclosure purposes through July 15, 2025. Except as discussed in the footnotes or below, there are no events that require adjustment to or disclosure in the financial statements.

Series C Issuance and Amendment of Certificate of Incorporation

In January 2025, the Company amended its Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock and convertible preferred stock. As a result of the amendment, the Company shall have authority to issue 23,679,694 shares of common stock with par value of $0.00001 per share and 15,324,538 shares of convertible preferred stock, including 6,028,243 shares of Series C convertible preferred stock, with par value of $0.00001 per share.

In January 2025, the Company issued a total of 1,117,743 shares of Series C convertible preferred stock at a price of $10.74 per share for gross cash proceeds of $12.0 million. After this third tranche, total gross proceeds from the sale of Series C preferred stock were $64.5 million (see Note 7).

Reverse Stock Split

On July 10, 2025, the Company effectuated a 1-for-5.58 reverse stock split of the Company’s issued and outstanding shares of common stock, Series A, Series B, and Series C preferred stock, as well as stock option awards to purchase shares of common stock, RSUs, and warrants to purchase shares of common stock, Series B preferred stock, and Series C preferred stock. Consequently, all issued and outstanding shares of stock, stock option awards, RSUs, warrants, and per share data have been retroactively adjusted in these financial statements to reflect the reverse stock split for all periods presented. The par value of the common stock and preferred stock remain unchanged. As the number and issuance price of all outstanding preferred stock were adjusted, the conversion ratios for each series of the Company’s preferred stock were unchanged. Stockholders entitled to fractional shares as a result of the reverse stock split received cash payment in lieu of receiving fractional shares.

CARLSMED, INC.

CONDENSED BALANCE SHEETS

(in thousands, except for share and par value amounts)

(unaudited)

	March 31, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$43,432	$40,125
Restricted cash	100	100
Accounts receivable, net of allowances of $1,291 and $1,239, as of March 31, 2025 and December 31, 2024, respectively	8,119	6,766
Inventory	1,261	995
Prepaid expenses and other current assets	1,269	1,365
Total current assets	54,181	49,351
Property and equipment, net	493	260
Operating lease right-of-use assets	1,545	1,644
Other assets	1,616	569
Total assets	$57,835	$51,824

Liabilities, Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable	$2,579	$2,412
Accrued liabilities	3,152	2,687
Accrued compensation	2,167	3,270
Short-term operating lease liabilities	464	449
Total current liabilities	8,362	8,818
Long-term portion of term loan, net	15,422	15,414
Long-term operating lease liabilities	1,197	1,317
Warrant liabilities	490	457
Other long-term liabilities	244	222
Total liabilities	25,715	26,228
Commitments and contingencies (Note 9)
Series A convertible preferred stock, $0.00001 par value; 4,902,814 shares authorized, issued, and outstanding, and $13,767 liquidation preference as of March 31, 2025 and December 31, 2024	13,578	13,578
Series B convertible preferred stock, $0.00001 par value; 4,393,481 shares authorized, 4,335,051 shares issued and outstanding, and $30,000 liquidation preference as of March 31, 2025 and December 31, 2024	29,801	29,801
Series C convertible preferred stock, $0.00001 par value; 6,028,243 and 4,910,500 shares authorized, 6,007,866 and 4,890,123 shares issued and outstanding, and $64,500 and $52,500 liquidation preference as of March 31, 2025 and December 31, 2024, respectively	65,350	52,847

Stockholders’ deficit:
Common stock, $0.00001 par value; 23,679,694 and 21,835,801 shares authorized, 4,657,161 and 4,234,798 shares issued, and 4,570,543 and 4,139,219 shares outstanding as of March 31, 2025 and December 31, 2024, respectively	—	—
Additional paid-in capital	291	541
Accumulated deficit	(76,900)	(71,171)
Total stockholders’ deficit	(76,609)	(70,630)
Total liabilities, convertible preferred stock, and stockholders’ deficit	$57,835	$51,824

The accompanying notes are an integral part of these condensed financial statements.

CARLSMED, INC.

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share amounts)

(unaudited)

	Three Months Ended	Three Months Ended
	March 31, 2025	March 31, 2024
Revenue	$10,189	$5,086
Cost of sales	2,553	1,422
Gross profit	7,636	3,664
Operating expenses:
Research and development	3,150	3,256
Sales and marketing	6,739	3,597
General and administrative	3,466	2,140
Total operating expenses	13,355	8,993
Loss from operations	(5,719)	(5,329)
Other income (expense):
Interest expense	(357)	(216)
Interest income	380	98
Change in fair value of warrant liabilities	(33)	—
Total other expense, net	(10)	(118)
Net loss and comprehensive loss	(5,729)	(5,447)
Deemed dividend to preferred stockholders	(584)	—
Net loss attributable to common stockholders	$(6,313)	$(5,447)

Net loss per share attributable to common stockholders, basic and diluted	$(1.47)	$(1.36)
Weighted-average number of common shares used to compute basic and diluted net loss per share	4,299,492	3,996,603

The accompanying notes are an integral part of these condensed financial statements.

CARLSMED, INC.

CONDENSED STATEMENT OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except for share amounts)

(unaudited)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance as of December 31, 2023	4,902,814	$13,578	4,335,051	$29,801	—	$—	3,970,811	$—	$784	$(46,914)	$(46,130)
Issuance of Series C convertible preferred stock, net of issuance costs of $172	—	—	—	—	3,586,091	38,328	—	—	—	—	—
Issuance of common stock	—	—	—	—	—	—	29,121	—	6	—	6
Exercise of vested stock options	—	—	—	—	—	—	43,506	—	12	—	12
Stock-based compensation expense	—	—	—	—	—	—	—	—	35	—	35
Net loss	—	—	—	—	—	—	—	—	—	(5,447)	(5,447)
Balance as of March 31, 2024	4,902,814	$13,578	4,335,051	$29,801	3,586,091	$38,328	4,043,438	$—	$837	$(52,361)	$(51,524)

Balance as of December 31, 2024	4,902,814	$13,578	4,335,051	$29,801	4,890,123	$52,847	4,139,219	$—	$541	$(71,171)	$(70,630)
Issuance of Series C convertible preferred stock, net of issuance costs of $80	—	—	—	—	1,117,743	12,503	—	—	—	—	—
Deemed dividend related to issuance of Series C convertible preferred stock	—	—	—	—	—	—	—	—	(584)	—	(584)
Vesting of early exercised stock options	—	—	—	—	—	—	8,960	—	10	—	10
Exercise of vested stock options	—	—	—	—	—	—	422,364	—	149	—	149
Stock-based compensation expense	—	—	—	—	—	—	—	—	175	—	175
Net loss	—	—	—	—	—	—	—	—	—	(5,729)	(5,729)
Balance as of March 31, 2025	4,902,814	$13,578	4,335,051	$29,801	6,007,866	$65,350	4,570,543	$—	$291	$(76,900)	$(76,609)

The accompanying notes are an integral part of these condensed financial statements.

CARLSMED, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three Months Ended March 31, 2025	Three Months Ended March 31, 2024
Cash flows from operating activities
Net loss	$(5,729)	$(5,447)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	40	40
Stock-based compensation	175	35
Non-cash interest	54	46
Loss on remeasurement of warrant liabilities	33	—
Non-cash lease expense	99	91
Provision for credit losses	52	142
Provision for excess and obsolete inventory	311	285
Changes in operating assets and liabilities:
Accounts receivable, net	(1,405)	(1,362)
Inventory	(577)	(430)
Prepaid expenses and other assets	96	(106)
Accounts payable	(570)	88
Accrued liabilities	474	281
Accrued compensation	(1,103)	(1,022)
Lease liabilities	(105)	(54)
Net cash used in operating activities	(8,155)	(7,413)

Cash flows from investing activities:
Purchase of property and equipment	(83)	(50)
Capitalized internal use software costs	(155)	—
Net cash used in investing activities	(238)	(50)

Cash flows from financing activities:
Proceeds from issuance of Series C convertible preferred stock, net of issuance costs	11,919	38,500
Payment of term loan issuance costs	—	(15)
Proceeds from exercises of stock options	149	12
Payments for deferred offering costs	(368)	—
Net cash provided by financing activities	11,700	38,497

Increase (decrease) in cash, cash equivalents, and restricted cash	3,307	31,034
Cash, cash equivalents, and restricted cash at beginning of the period	40,225	7,372
Cash, cash equivalents, and restricted cash at end of the period	$43,532	$38,406

CARLSMED, INC.

CONDENSED STATEMENTS OF CASH FLOWS - CONTINUED

(in thousands)

(unaudited)

Supplemental Disclosure of Noncash Investing and Financing Activities:
Vesting of early exercised common stock options	$10	$—
Preferred stock warrants issued in connection with term loan modifications	$—	$203
Unpaid deferred offering and issuance costs	$1,124	$172
Capitalized internal use software included in accounts payable and accrued liabilities	$35	$—

	Three Months Ended March 31, 2025	Three Months Ended March 31, 2024
Cash, Cash Equivalents, and Restricted Cash Information:
Cash and cash equivalents, beginning of period	$40,125	$7,222
Restricted cash, beginning of period	100	150
Cash, cash equivalents, and restricted cash, beginning of period	40,225	7,372
Cash and cash equivalents, end of period	43,432	38,256
Restricted cash, end of period	100	150
Cash, cash equivalents, and restricted cash, end of period	$43,532	$38,406

The accompanying notes are an integral part of these condensed financial statements.

CARLSMED, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

1. Organization

Description of Business

Carlsmed, Inc. (the “Company”) is a commercial-stage company within the surgical device with enabling technology sector. The Company was incorporated in Delaware in June 2018 and is headquartered in Carlsbad, California. The Company designs, manufactures, and markets aprevo®, a comprehensive technology platform for spine fusion surgery procedures.

The aprevo platform includes proprietary surgical planning software, using outcomes-based algorithms that are aided with artificial intelligence, and resulting custom-built, anatomically designed vertebral interbody implants. These implants provide each patient with a personalized vertebral fit to address their pathology and anatomy.

The U.S. Food and Drug Administration (“FDA”) cleared the aprevo interbody implants for the correction of adult lumbar spinal deformity through its 510(k) regulatory clearance pathway in December 2020. After FDA clearance, the Company commenced its limited clinical release, with its first U.S. patient implant in February 2021. In October 2021, the Company commenced its U.S. commercial launch of aprevo.

Liquidity and Capital Resources

The Company has raised aggregate gross equity proceeds of $105.1 million through March 31, 2025, from the issuance of common stock and convertible preferred stock. As of March 31, 2025, the Company had $43.4 million of cash and cash equivalents, $15.6 million debt outstanding under its loan and security agreement with Customers Bank (the “Customers Loan Agreement”), and an accumulated deficit of $76.9 million.

The Company expects to continue to generate operating losses for the foreseeable future as it continues to expand commercial operations and develop its product portfolio. The Company believes that its existing cash on hand will be sufficient to meet anticipated capital requirements for its operations for at least 12 months from the date of the issuance of the accompanying condensed financial statements. The failure to obtain sufficient funds on acceptable terms and in a timely manner could require the Company to make significant spending reductions in its future operations and/or delay, reduce, or eliminate some or all of its research and development programs and product expansion or commercialization efforts. Any of these actions could materially harm the Company’s business, results of operations, and future prospects.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial reporting and as required by S-X, Rule 10-1. Accordingly, they do not include all of the information and disclosures required by U.S. GAAP for a complete set of financial statements. In the opinion of the Company’s management, the accompanying unaudited condensed financial statements and notes have been prepared on the same basis as the audited financial statements for the year ended December 31, 2024, and include all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the interim periods presented.

The accompanying condensed financial statements should be read in conjunction with the Company’s audited annual financial statements and notes thereto. The Company’s results of operations for the three months ended

March 31, 2025 are not necessarily indicative of the results to be expected for the year ending December 31, 2025 or for any other interim period.

Use of Estimates

The preparation of the condensed financial statements in conformity with GAAP requires management to make informed estimates that require assumptions that affect the reported amounts in the accompanying condensed financial statements. Management bases its estimates on historical experience and on various other market-specific and relevant assumptions that it believes to be reasonable under the circumstances. Actual results could differ materially under different assumptions and conditions.

Cash and Cash Equivalents

“Cash and cash equivalents” in the accompanying condensed Balance Sheets consist of bank deposits and highly liquid investments, including money market fund accounts, that are readily convertible into cash without penalty, with original maturities of three months or less from the purchase date. The carrying amounts reported in the accompanying condensed Balance Sheets for cash and cash equivalents are valued at cost, which approximate their fair value.

Restricted Cash

“Restricted cash” in the accompanying condensed Balance Sheets as of March 31, 2025 and December 31, 2024 represents cash held as collateral for the Company's facility lease.

Accounts Receivable and Allowance for Credit Losses

“Accounts receivable, net of allowances” in the accompanying condensed Balance Sheets are presented net of allowances for credit losses. The Company maintains an allowance for expected credit losses for accounts receivable, which is recorded as an offset to accounts receivable. Changes in this allowance are recorded as “general and administrative” expense in the condensed Statements of Operations and Comprehensive Loss. Expected credit losses include losses expected based on known credit issues with certain customers as well as a general expected credit loss allowance based on relevant information, including historical loss rates, current conditions, and reasonable economic forecasts that affect collectability. The Company maintained an allowance for credit losses accounts of $1.3 million and $1.2 million as of March 31, 2025 and December 31, 2024, respectively. The Company recorded a provision for credit losses of $0.1 million for the three months ended March 31, 2025 and 2024.

Concentrations of Financial Instrument Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents in deposits at financial institutions that may exceed federally insured limits and certain accounts receivable balances. Risks associated with cash and cash equivalents are mitigated by banking with creditworthy institutions with platforms that administer deposits across multiple banks within federally insured limits. The Company mitigates potential losses from uncollectible accounts receivable through its credit approval and ongoing collection and customer monitoring activities. To date, the Company has not experienced any losses on its financial instruments and believes that it has adequately recorded allowances for uncollectible accounts receivable in each reported period.

As of March 31, 2025, the Company had one customer that accounted for 10% of the Company’s total accounts receivable balance. As of December 31, 2024, the Company did not have accounts receivable balances from any one customer exceeding 10% of total accounts receivable. There was one customer that accounted for 10% and 11% of the Company’s revenue for the three months ended March 31, 2025 and 2024, respectively.

Fair Value of Financial Instruments

Assets and liabilities are recorded at fair value on a recurring basis in the accompanying condensed Balance Sheets. These accounts are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative accounting guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

•
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that are publicly accessible at the measurement date.
•
Level 2: Observable prices that are based on inputs not quoted on active markets, but that are corroborated by market data. These inputs may include quoted prices for similar assets or liabilities or quoted market prices in markets that are not active to the general public.
•
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amounts of the Company’s condensed financial instruments consisting of cash, cash equivalents, accounts receivables, prepaid expenses, accounts payable, and accrued liabilities approximate fair value due to the short maturities for each.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on a quarterly basis. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain assets or liabilities within the fair value hierarchy. The Company did not have any transfers of assets and liabilities between the levels of the fair value hierarchy during the periods presented.

(in thousands)	Total Fair Value	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of March 31, 2025
Money market funds (1)	$41,644	$41,644	$—	$—
Total financial assets	$41,644	$41,644	$—	$—

Warrant liabilities	$490	$—	$—	$490
Total financial liabilities	$490	$—	$—	$490

As of December 31, 2024
Money market funds (1)	$37,744	$37,744	$—	$—
Total financial assets	$37,744	$37,744	$—	$—

Warrant liabilities	$457	$—	$—	$457
Total financial liabilities	$457	$—	$—	$457

(1)
Included as a component of “cash and cash equivalents” on the accompanying condensed Balance Sheets.

Inventory

The Company maintains minimal inventories because aprevo is made specific to each patient’s anatomy to address their pathology and is not otherwise made-to-stock. Work-in-process inventory consists of titanium alloy implants for spine fusion surgical procedures, pending sterilization and packaging. Finished goods inventory is ready for shipment to the customer for use in a spine fusion surgical procedure.

Inventories are valued at the lower of cost or net realizable value, determined by the specific identification method. At each balance sheet date, the Company evaluates its inventories for obsolescence, based on notification of permanently canceled surgeries and ongoing estimates of permanent cancellations. The Company records the corresponding charge for obsolete inventory through “cost of sales.”

The components of reported “inventory” are as follows:

(in thousands)	As of March 31, 2025	As of December 31, 2024
Finished goods	$1,224	$595
Work in process	37	400
Total	$1,261	$995

Warrant Liabilities

The Company has issued warrants to purchase convertible preferred stock in conjunction with the Customers Loan Agreement (see Note 4). The Company accounts for its issued convertible preferred stock warrants as liabilities in accordance with ASC 480. The liability-classified warrants are initially measured at fair value, resulting in an implied discount on the related financing arrangement that is deferred as an asset as it relates to tranches of the Customers Loan Agreement that have not yet been drawn as of the date of the issuance of the respective warrants. The deferred asset is recorded within “other assets” on the accompanying condensed Balance Sheets and is amortized into interest expense using the straight-line method over the period in which the Company can draw on the remaining tranches of the credit facility. Changes in fair value of the warrant liabilities are recognized in the condensed Statements of Operations and Comprehensive Loss.

The fair value of the warrant liabilities was determined based on significant inputs not observable in the market, which represents a “Level 3” measurement within the fair value hierarchy. The fair values of the warrant liabilities are measured using the “hybrid method.” The hybrid method is often used when a company is expecting a liquidity event in the near future and is a combination of the option-pricing and probability-weighted expected return methods. Estimates and assumptions impacting the fair value measurement include the fair value per share of the underlying shares of convertible preferred stock, the remaining contractual term of the warrants, and probability of number of shares the warrants will become exercisable into. The most significant assumption in the model impacting the fair value of the warrants is the fair value of the Company’s convertible preferred stock as of each remeasurement date.

A summary of the changes in the total fair value of the warrant liabilities for the three months ended March 31, 2025 and 2024, is as follows:

(in thousands)	Warrant Liabilities
Fair value as of December 31, 2024	$457
Change in fair value of warrant liabilities	33
Fair value as of March 31, 2025	$490

Fair value as of December 31, 2023	$—
Issuance of Series B preferred stock warrants	203
Fair value as of March 31, 2024	$203

Deferred Offering Costs

The Company capitalizes certain legal, professional, accounting, and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in “stockholders’ equity (deficit)” or the applicable series of convertible preferred stock as a reduction of proceeds generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the condensed Statements of Operations and Comprehensive Loss. As of March 31, 2025 and December 31, 2024, there were $1.5 million and $0.4 million deferred offering costs, respectively, which are included in “other assets” in the accompanying condensed Balance Sheets.

Comprehensive Loss

Comprehensive loss encompasses all changes in equity other than those arising from transactions with stockholders. For the three months ended March 31, 2025 and 2024, the Company had no other comprehensive loss items and accordingly, net loss equaled comprehensive loss.

Recent Accounting Pronouncements

Recently Issued Accounting Standards Not Yet Effective

Expense Disaggregation Disclosures - In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). This ASU requires new financial statement disclosures disaggregating prescribed expense categories within relevant income statement expense captions. ASU 2024-03 will be effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard.

Income Taxes - In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Tax Disclosures (“ASU 2023-09”). This ASU expands disclosures in an entity’s income tax rate reconciliation table and regarding cash taxes paid both in the U.S. and foreign jurisdictions. The update will be effective for fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of adopting the standard.

3. Balance Sheet Account Detail

The composition of selected captions within the accompanying condensed Balance Sheets are summarized below:

Property and Equipment, Net

The components of “property and equipment, net” as of March 31, 2025 and December 31, 2024 are as follows:

(in thousands)	As of March 31, 2025	As of December 31, 2024
Office equipment	$556	$488
Furniture and fixtures	91	91
Leasehold improvements	80	80
Construction in progress	204	—
Total	931	659
Less: accumulated depreciation	(438)	(399)
Property and equipment, net	$493	$260

Depreciation expense for the three months ended March 31, 2025 and 2024 was less than $0.1 million. The Company has not recognized any impairment loss for any long-lived assets for the three months ended March 31, 2025 and 2024.

Accrued Liabilities

The components of “accrued liabilities” as of March 31, 2025 and December 31, 2024 are as follows:

(in thousands)	As of March 31, 2025	As of December 31, 2024
Accrued sales agent commissions	$1,388	$1,420
Accrued clinical studies	355	529
Liability associated with stock option exercises prior to vesting	102	112
Accrued legal and patent fees	957	90
Other accrued expenses	350	536
Total accrued liabilities	$3,152	$2,687

4. Debt

Customers Bank Credit Facility

In December 2022, the Company and Signature Bank, subsequently succeeded by Customers Bank, entered into a loan and security agreement (the “Customers Loan Agreement”) with an initial maturity to December 2026 that provided for $12.5 million of principal available. The Customers Loan Agreement required the Company to pay a tiered cash-based “Success Fee” upon a defined Liquidity Event that was eliminated in March 2024 in connection with the Third Amendment, as discussed below.

The Customers Loan Agreement bore interest at the greater of (a) 1.0% below Prime Rate or (b) 5.25%. The Customers Loan Agreement also included an end of term charge of 4.21% of the aggregate principal amount funded, and such end of term charge remains in effect through the Third Amendment and Fourth Amendment. The end of term charge is recorded within “other long-term liabilities” within the condensed Balance Sheets and is accrued over the term of the loan through interest expense within the condensed Statements of Operations and Comprehensive Loss using the “effective interest method.” Debt issuance costs are accounted for as a debt discount and amortized as “interest expense” within the condensed Statements of Operations and Comprehensive Loss over the term of the loan using the “effective interest method.”

On March 7, 2024, the Company amended the Customers Loan Agreement (the “Third Amendment”) to increase the total principal available under the credit facility from $12.5 million to $18.8 million, subject to the achievement of certain revenue and other milestones, with extended maturity up to December 20, 2027, if certain conditions are met. The applicable per annum interest rate was adjusted to the greater of (a) WSJ Prime Rate + 0.25% or (b) 5.25%. The applicable coupon interest rate was 7.75% as of March 31, 2025.

As part of the Third Amendment, the Success Fee was contractually eliminated and replaced with the issuance of a warrant exercisable for up to 58,420 shares of Series B convertible preferred stock at an exercise price of $6.93 per share (the “Series B Warrant”). Upon issuance, the Series B Warrant was immediately exercisable for 26,881 shares with the remaining 31,539 additional shares becoming exercisable upon the required achievement of certain revenue milestones and/or draws of this expanded credit facility. The Series B Warrant was scheduled to expire 10 years from the issuance date of March 6, 2024, but was amended and restated in connection with the subsequent Fourth Amendment (see below). The fair value of the Series B Warrant at issuance in conjunction with the Third Amendment was $0.2 million.

In May 2024, the Company drew $6.3 million under the Customers Loan Agreement upon the achievement of requisite revenue milestones.

On December 30, 2024, the Company further amended the Customers Loan Agreement (the “Fourth Amendment”) to expand the credit facility from $18.8 million to $27.5 million, with the addition of two new debt draw tranches. Upon the Fourth Amendment, the Company had the ability to draw $7.5 million immediately and the remaining $4.4 million is contingent upon the achievement of a requisite revenue milestone which as of March 31, 2025, was not yet met. The maturity date was extended to October 31, 2029, with an interest-only period through July 31, 2026, followed by principal repayment over 39 months thereafter. Upon achievement of certain revenue milestones, the interest-only period and repayment terms may be extended to an interest-only period through July 31, 2027, followed by principal repayment over 27 months thereafter. As of March 31, 2025, the requisite revenue milestones were not yet met.

As part of the Fourth Amendment, the Company partially modified the aggregate 58,420 Series B Warrant issued with the Third Amendment, reducing the number of shares exercisable subject to remaining future draws of the credit facility as of the date of the Fourth Amendment from 11,289 shares to 5,644, with the remaining 5,644 shares becoming exercisable ratably with debt draws that had not occurred as of March 31, 2025. Additionally, the expiration date for the Series B Warrant was extended to December 30, 2034. The modification of the Series B Warrant upon the Fourth Amendment resulted in an immaterial increase in the warrant liability. As of March 31, 2025, the Series B Warrant is exercisable for 52,776 shares of the Series B convertible preferred stock.

Additionally, as part of the Fourth Amendment, the Company issued a new warrant that is exercisable into the Company’s Series C convertible preferred stock (“Series C Warrant”), subject to certain revenue and debt draw milestones. These Series C Warrant is exercisable for up to 20,375 shares at an exercise price of $10.74 per share and expires on December 30, 2034. Upon issuance, the Series C Warrant was immediately exercisable into 5,093 shares with the remaining 15,282 additional shares becoming exercisable upon the required achievement of certain revenue milestones and/or draws of this expanded credit facility. As of March 31, 2025, the Series C Warrant is exercisable for 5,093 shares of Series C convertible preferred stock.

Each of the Third Amendment and Fourth Amendment were accounted for as debt modifications with no gain or loss recognized. The carrying value of amounts outstanding under the Customers Loan Agreement approximates its fair value as of March 31, 2025. The fair value of the term loan is classified as a Level 2 measurement because interest rates charged are similar to other financial instruments with similar terms and maturities.

As of March 31, 2025, $15.6 million of principal remains outstanding under the Customers Loan Agreement which is set to mature on October 31, 2029. As of March 31, 2025, an aggregate $7.5 million is currently available for future borrowings with an additional $4.4 million available upon the achievement of a requisite revenue milestone.

As of March 31, 2025, the Company was in compliance with all applicable Customers Loan Agreement covenants.

Interest expense on the Customers Loan Agreement for the three months ended March 31, 2025 and 2024 was $0.4 million and $0.2 million, respectively. Of these amounts, $0.1 million and less than $0.1 million were related to amortization of the debt discount and issuance costs for the three months ended March 31, 2025 and 2024, respectively. The effective interest rate was 8.08% as of March 31, 2025.

The following table summarizes contractual principal payments as of March 31, 2025:

Year ending December 31,	(in thousands)
Remainder of 2025	$—
2026	2,003
2027	4,808
2028	4,808
2029	4,006
Total future principal payments	15,625
Unamortized issuance costs	(203)
Total term loan, net	$15,422

5. Common Stock

In accordance with the Company’s Amended and Restated Certificate of Incorporation dated January 30, 2025, the Company is authorized to issue two classes of stock—common stock and convertible preferred stock. The Company shall have authority to issue 23,679,694 shares of common stock with par value of $0.00001 per share and 15,324,538 shares of convertible preferred stock with par value of $0.00001 per share.

Holders of common stock are entitled to one vote for each share held on applicable corporate matters. Holders of preferred stock vote together with the holders of common stock as one single class, other than as provided in the Company’s Amended and Restated Certificate of Incorporation. Common stock does not carry redemption rights and upon liquidation, its holders are entitled to receive a pro rata share of the Company’s remaining assets available for distribution (pro rata with holders of preferred stock on an as-converted basis), after amounts are first paid to creditors and applicable liquidation preference proceeds are then distributed to holders of preferred stock.

Common stock reserved for future issuance as of March 31, 2025, consisted of the following:

As of March 31, 2025
Preferred stock, convertible into common stock	15,245,731
Common stock options outstanding	2,156,512
Restricted stock units outstanding	112,478
Shares available for future issuance under the 2019 Plan	219,057
Series B Warrant	58,420
Series C Warrant	20,375
Common Stock Warrant	25,863
Total common stock reserved for future issuance	17,838,436

6. Stock-Based Compensation

In September 2019, the Company adopted the Carlsmed, Inc. Stock Incentive Plan, which was subsequently amended, most recently in January 2025 (the “2019 Plan”). The 2019 Plan is administered by the Company’s Board of Directors. As of March 31, 2025, the Board of Directors may grant awards under the 2019 Plan for up to an aggregate of 4,055,427 shares of common stock in the form of non-qualified stock options, incentive stock options, stock appreciation rights, dividend equivalent rights, restricted stock awards, and restricted unit awards.

The exercise price of a share subject to a stock option may not be less than the fair market value of a share of the Company’s common stock at the grant date. Stock options granted to employees typically have four-year monthly vesting schedules (with 25% of the award cliff vesting on the first anniversary of the date of grant) and a contractual term of 10 years; related expense is recognized in the accompanying Statements of Operations and Comprehensive Loss on a straight-line basis over each award’s vesting period.

The Company also grants stock option awards to non-employees, including members of its Scientific Advisory Board (“SAB”) and members of the Company’s Board of Directors. Options granted under the 2019 Plan may be subject to vesting acceleration in connection with a “Corporate Transaction,” as defined in the 2019 Plan.

The 2019 Plan allows for the exercise of certain stock option grants prior to vesting (“early exercise”), with such grants approved by the Company’s Board of Directors. For these awards, in the event of employee termination, the Company has the right, but not the obligation, to repurchase the portion of unvested stock at the lower of the exercise price or the then-current fair value. A liability is recorded within “accrued liabilities” on the accompanying condensed Balance Sheets that is equal to the cash received for these early exercises, and this liability is reduced as vesting occurs. Unvested shares that have been early exercised are reflected in “common shares issued” but excluded from “common shares outstanding” on the accompanying condensed financial statements. As of March 31, 2025, 86,618 shares of early exercised stock options were outstanding, representing an early exercise liability of $0.1 million. As of December 31, 2024, 95,579 shares of early exercised stock options were outstanding, representing an early exercise liability of $0.1 million.

Stock Options

The following summarizes stock option activity for the Company for the three months ended March 31, 2025:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2024	1,785,633	$1.01	7.5	$5,938
Granted	797,096	4.36
Exercised	(422,364)	0.36
Forfeited	(3,853)	1.97
Outstanding at March 31, 2025	2,156,512	$2.40	8.5	$7,609
Vested and Exercisable at March 31, 2025	700,205	$0.59	6.4	$3,732

The weighted average grant date fair value of options granted during the three months ended March 31, 2025 was $2.12 per share. There were no options granted during the three months ended March 31, 2024. The total fair value of options that vested during the three months ended March 31, 2025 and 2024 was $0.1 million and less than $0.1 million, respectively, based on the grant date fair value.

The aggregate intrinsic value in the above table is calculated as the difference between the fair value of the Company’s common stock price and the exercise price of the stock options. The aggregate intrinsic value of stock options exercised during the three months ended March 31, 2025 and 2024 was $1.7 million and $0.1 million, respectively.

The grant date fair value of the options is determined using an option pricing model. There were no stock options granted during the three months ended March 31, 2024. The assumptions that were used in estimating the grant date fair value of stock options under the option pricing method for the three months ended March 31, 2025 were as follows:

Three Months Ended March 31, 2025
Expected stock price volatility (1)	43.7%
Risk-free interest rate (2)	4.41%
Expected annual dividend yield (3)	0.0%
Expected term (years) (4)	5.99

(1)
Based on the median stock price volatility for peer public companies over a historic timeframe similar to the expected term, with adjustments for differences in size and capital structure.
(2)
Based on the U.S. Treasury yield curve in effect as of the valuation date.
(3)
The Company has not paid and does not currently anticipate paying a cash dividend on its common stock.
(4)
The expected term of stock options granted to employees represents the weighted average period the stock options are expected to be outstanding. The Company uses the simplified method for estimating the expected term, which calculates the expected term as the average time-to-vesting and the contractual life of the options for stock options issued to employees and non-employees.

Restricted Stock Units

During the three months ended March 31, 2025, the Company issued 112,478 restricted stock units (“RSUs”) that have a contractual term of four years and vest upon the satisfaction of performance, market, and service conditions. The performance conditions require either (1) the completion of an initial public offering (“IPO”) where the Company's stock is listed on an established stock exchange or (2) the occurrence of a corporate transaction, such as a merger, acquisition, or similar liquidity event. The market condition is based on the achievement of share price targets following the completion of the IPO or on the date of a corporate transaction. The service condition requires the employee to provide continued service through the achievement of both the performance and market conditions.

The grant date fair value of the RSUs is determined using a Monte Carlo simulation methodology, which takes into consideration the probability of achievement of the market conditions.

Expense for the RSUs begins on the grant date and is recognized over the derived requisite service period of the award. However, no compensation expense will be recognized until the performance-based vesting condition is probable of being achieved. If the performance condition is met through an IPO, compensation expense will be recognized on the IPO date proportionally for the completed portion of the requisite service period up to the IPO date. The remaining unrecognized expense will be amortized over the remaining derived requisite service period associated with the market condition, regardless of whether the market condition is ultimately satisfied. If the performance condition is met through a corporate transaction, compensation expense for the fair value of the award will be recognized in full on the corporate transaction date, as the market condition must also be achieved at the time of the corporate transaction for vesting to occur and therefore there is no remaining derived service period.

As of March 31, 2025, the performance-based vesting conditions are not probable of being achieved and therefore none of the RSUs are vested and no stock-based compensation expense has been recognized.

Stock-based Compensation Cost

The compensation cost that has been included in the Company’s condensed Statements of Operations and Comprehensive Loss for all stock-based compensation arrangements is detailed as follows:

(in thousands)	Three Months Ended March 31, 2025	Three Months Ended March 31, 2024
General and administrative	$72	$20
Research and development	57	6
Sales and marketing	46	9
Total	$175	$35

As of March 31, 2025, there was $2.9 million of unrecognized compensation for unvested stock options and the weighted-average period over which this remaining compensation cost will be recognized is 3.4 years.

7. Convertible Preferred Stock

In March 2024, the Company issued a total of 3,586,091 shares of Series C convertible preferred stock at a price of $10.74 per share for gross cash proceeds of $38.5 million.

In September 2024, the Company issued a total of 1,304,032 shares of Series C convertible preferred stock at a price of $10.74 per share for gross cash proceeds of $14.0 million. In January 2025, the Company issued a total of 1,117,743 shares of Series C convertible preferred stock at a price of $10.74 per share for gross cash proceeds of $12.0 million. The September 2024 and January 2025 issuances of Series C convertible preferred stock were completed below the fair value of the shares as of each respective issuance date. The Company recorded the excess of fair value over the issuance price as a “deemed dividend” within additional paid-in-capital (“APIC”) in the amount of $0.6 million as of both issuance dates. The deemed dividends reflect the distribution of value from common stockholders to preferred stockholders due to the implicit discount on these shares issued in September 2024 and January 2025. Since the Company remained in an accumulated deficit position at each respective issuance date, this deemed dividends were recorded directly to APIC rather than retained earnings.

8. Net Loss Per Share

Basic net loss per share is calculated by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding, net of the weighted-average unvested restricted stock subject to repurchase by the Company, if any, during the period. Diluted loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding, adjusted for the effects of potentially dilutive common stock, which are comprised of stock options and stock warrants, using the “treasury-stock method,” and convertible preferred stock, using the “if-converted method.”

Because the Company reported net losses for the period presented, all potentially dilutive common stock is antidilutive for this period and therefore basic and diluted net loss per common share are the same. The convertible preferred stock are considered participating securities; however, they were excluded from the computation of basic loss per share in the periods of net loss as there is no contractual obligation for the holders to share in the losses of the Company.

The following table presents the number of anti-dilutive shares excluded from the calculation of diluted net loss per share as of March 31, 2025 and 2024:

	As of March 31, 2025	As of March 31, 2024
Stock options outstanding (1)	2,156,512	1,308,705
Preferred stock (common stock equivalent) (2)	15,245,731	12,823,956
Restricted stock units outstanding (3)	112,478	—
Series B Warrant (common stock equivalent) (4)	58,420	58,420
Series C Warrant (common stock equivalent) (5)	20,375	—
Common Stock Warrant (6)	25,863	25,863
Total	17,619,379	14,216,944

(1)
700,205 stock options vested and exercisable as of March 31, 2025.
(2)
Preferred stock converts to common stock on a 1:1 basis upon the holder’s election or upon a Deemed Liquidation Event.
(3)
No restricted stock units are vested as of March 31, 2025.
(4)
Series B Warrant exercisable into 52,776 shares of Series B preferred stock as of March 31, 2025.
(5)
Series C Warrant exercisable into 5,093 shares of Series C preferred stock as of March 31, 2025.
(6)
Common Stock Warrant exercisable into 25,863 shares of common stock as of March 31, 2025.

9. Commitment and Contingencies

Legal Matters

The Company from time to time is involved in legal matters incidental to the conduct of its business. In the opinion of management, there are no claims outstanding that would have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

Operating Lease

In the ordinary course of business, the Company enters into lease agreements with unaffiliated third parties for its facilities and office equipment. As of March 31, 2025, the Company had one active operating lease for 16,000 square feet of administrative, engineering, and research and development space in Carlsbad, California (“Carlsbad Lease”). The Carlsbad Lease commenced on May 1, 2021, and was originally set to expire on April 30, 2024. On December 4, 2023, the Company modified the Carlsbad Lease which resulted in the lease term extending to July 1, 2028.

The Company used its incremental borrowing rate at the lease modification date of 9.08% in determining the discount rate utilized to present value the future minimum lease payments since an implicit interest rate in the lease agreement was not determinable. Total lease expenses for the three months ended March 31, 2025 and 2024 was $0.1 million.

The Company's real estate taxes, insurance costs, and common area maintenance, are included in monthly rent and not separately itemized. Rent expense is allocated to cost of sales, research and development, sales and marketing, and general and administrative expenses in the accompanying condensed Statements of Operations and Comprehensive Loss.

The weighted-average lease terms and discount rates are as follows:

	As of March 31, 2025	As of December 31, 2024
Weighted-average remaining lease term	3.25	3.50
Weighted-average discount rate	9.08%	9.08%

The aggregate future minimum lease payments under this lease as of March 31, 2025, are as follows:

(in thousands)
Year ending December 31,	Payments
Remainder of 2025	$449
2026	616
2027	638
2028	327
Total undiscounted lease payments	$2,030
Less: tenant improvement receivable	(100)
Less: imputed interest	(269)
Present value of future lease payments	$1,661
Short-term operating lease liabilities	464
Long-term operating lease liabilities	1,197
Total operating lease liabilities	$1,661

The operating cash outflows included in the measurement of the operating lease liabilities was $0.1 million and $0.2 million for the three months ended March 31, 2025 and 2024, respectively.

10. Segment Reporting

The following table provides the operating financial results of the Company’s single reportable segment. It includes the significant expense categories regularly provided to the Company’s Chief Operating Decision Maker, its Chief Executive Officer, computed under GAAP and reconciled to the Company’s total “net loss” as presented in the condensed Statement of Operations and Comprehensive Loss:

(in thousands)	Three Months Ended March 31, 2025	Three Months Ended March 31, 2024
Revenue	$10,189	$5,086

Less:
Cost of sales	2,553	1,422
Selling expenses	5,014	2,763
Marketing expenses	932	604
Product and software development costs	1,480	1,451
Clinical, medical, and regulatory expenses	1,021	1,158
Other segment expenses*	4,908	3,017
Interest expense	357	216
Interest income	(380)	(98)
Change in fair value of warrant liabilities	33	—
Net loss	$(5,729)	$(5,447)

* Other segment expenses primarily include corporate, compliance, and research and development support expenses.

11. Income Taxes

In determining quarterly provisions for income taxes, the Company uses the annual estimated effective tax rate applied to the actual year-to-date income (loss), adjusted for discrete items, if any, that are taken into account in the relevant period. The Company’s annual estimated effective tax rate differs from the statutory rate primarily as a result of state taxes and changes in the Company’s valuation allowance.

The Company did not record income tax expense for the three months ended March 31, 2025 and 2024. The Company continues to maintain a full valuation allowance as it is more likely than not that the Company’s net deferred tax assets will not be realized.

There were no material changes to the Company’s unrecognized tax benefits in the three months ended March 31, 2025, and the Company does not expect to have significant changes to unrecognized tax benefits through the end of the fiscal year. The Company did not have any interest or penalties related to its uncertain tax positions for the three months ended March 31, 2025 and 2024.

12. Subsequent Events

The Company evaluated subsequent events through May 30, 2025, which represents the date the condensed financial statements were issued, for events requiring adjustment to or disclosure in the condensed financial statements. The Company has further evaluated subsequent events for disclosure purposes through July 15, 2025. Except as discussed in the footnotes or below, there are no events that require adjustment to or disclosure in the condensed financial statements.

Reverse Stock Split

On July 10, 2025, the Company effectuated a 1-for-5.58 reverse stock split of the Company’s issued and outstanding shares of common stock, Series A, Series B, and Series C preferred stock, as well as stock option awards to purchase shares of common stock, RSUs, and warrants to purchase shares of common stock, Series B preferred stock, and Series C preferred stock. Consequently, all issued and outstanding shares of stock, stock option awards, RSUs, warrants, and per share data have been retroactively adjusted in these financial statements to reflect the reverse stock split for all periods presented. The par value of the common stock and preferred stock remain unchanged. As the number and issuance price of all outstanding preferred stock were adjusted, the conversion ratios for each series of the Company’s preferred stock were unchanged. Stockholders entitled to fractional shares as a result of the reverse stock split received cash payment in lieu of receiving fractional shares.

6,700,000 Shares

Common Stock

BofA Securities	Goldman Sachs & Co. LLC	Piper Sandler

Truist Securities	BTIG

July 22, 2025

Through and including, August 16, 2025 (25 days after the date of this prospectus), all dealers that buy, sell, or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.